SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 4, 2021

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Stock Exchange Release: Nokia has filed its Annual Report on Form 20-F for 2020 and published its Nokia in 2020 Annual Report

Nokia Annual Report 2020 English PDF

Nokia Corporate governance statement 2020 PDF

Nokia Remuneration Report 2020 PDF

Stock exchange release	1 (2)
March 4, 2021

Nokia has filed its Annual Report on Form 20-F for 2020 and published its Nokia in 2020 Annual Report

Nokia Corporation

Stock Exchange Release

March 4, 2021 at 23:00 EET

Nokia has filed its Annual Report on Form 20-F for 2020 with the U.S. Securities and Exchange Commission and published its Nokia in 2020 Annual Report.

Espoo, Finland – Nokia has today filed its Annual Report on Form 20-F for 2020 with the U.S. Securities and Exchange Commission. Additionally, Nokia has published its Nokia in 2020 Annual Report, which includes audited financial statements, the annual review by the Board of Directors, Nokia’s corporate governance statement and the Remuneration Report for the governing bodies for 2020.

The Annual Report on Form 20-F and Nokia in 2020 Annual Report will be available in PDF format at www.nokia.com/about-us/investors/reports-filings, along with Nokia’s past quarterly and annual financial reports. Shareholders may request a hard copy of the reports free of charge through Nokia’s website. The corporate governance statement is available also at www.nokia.com/about-us/investors/corporate-governance and the Remuneration Report at www.nokia.com/agm.

The financial statements are also published in XHTML format in accordance with the European Single Electronic Format (ESEF) reporting requirements. In accordance with ESEF requirements, the primary statements of the consolidated financial statements are marked with XBRL tags. The ESEF financial statements in Finnish are available in the zip file attached to this release and at www.nokia.com/fi_fi/tietoa-nokiasta/sijoittajat/tulostietoja-ja-raportteja.

About Nokia

We create the critical networks and technologies to bring together the world’s intelligence, across businesses, cities, supply chains and societies.

With our commitment to innovation and technology leadership, driven by the award-winning Nokia Bell Labs, we deliver networks at the limits of science across mobile, infrastructure, cloud, and enabling technologies.

Adhering to the highest standards of integrity and security, we help build the capabilities we need for a more productive, sustainable and inclusive world.

For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

Stock exchange release	2 (2)

March 4, 2021

Media Enquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

Nokia in 2020

[LOGO]

Nokia in 2020 Business overview Key highlights Letter from our President and CEO Our strategy Our history Innovation Nokia Bell Labs Sales and Marketing Business groups Mobile Networks Global Services Fixed Networks IP/Optical Networks Nokia Software Nokia Enterprise Nokia Technologies Principal industry trends 02 04 06 10 19 21 22 25 26 26 28 30 32 34 36 40 44 Corporate governance Corporate governance statement Compensation 46 48 66 Board review Business description Board’s review Selected financial data Operating and financial review Our response to COVID-19 Sustainability and corporate responsibility Shares and shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures 80 82 83 84 85 94 98 108 112 114 117 118 119 Financial statements Consolidated financial statements Notes to consolidated financial statements Parent company financial statements Notes to the Parent Company financial statements 120 122 127 193 197 Signing of the Annual Accounts and the Review of the Board of Directors 2020 211 Auditor’s report 212 Other information Forward-looking statements Introduction and use of certain terms Glossary Investor information Contact information 216 218 219 220 223 224 Cover image 5G testing in the Stargate antenna chamber. Visitors to our Executive Experience Center in Espoo, Finland gain a first-hand understanding of our business. NOKIA IN 2020 01

02 NOKIA IN 2020

Business overview Key highlights Letter from our President and CEO Our strategy Our history Innovation Nokia Bell Labs Sales and Marketing Business groups Mobile Networks Global Services Fixed Networks IP/Optical Networks Nokia Software Nokia Enterprise Nokia Technologies Principal industry trends 04 06 10 19 21 22 25 26 26 28 30 32 34 36 40 44 In Oulu, Finland our controlled environment enables multiple 5G customer use cases and configurations to be tested at the same time. NOKIA IN 2020 03

Nokia in 2020 Key highlights Humanity, connected The world has made it through a uniquely difficult year. We lived, learned, worked and socialized online. It was a vast change, which happened quickly and without warning. Our customers were put under immense pressure. But with our help, they delivered. This reminds us that connectivity is not a ‘nice to have’. It is a fundamental part of modern society, one that Nokia has a responsibility to provide. And we are doing so. In 2020 our products and services underpinned new innovations in efficient public services, remote education, optimized logistics, smart healthcare, digital startups, clean energy generation, waste-free manufacturing and traditional networking, among many other uses. We carried out this work with a permanent focus on security, value and performance. This is the connectivity that the world deserves. We will continue to deliver it. Global reach We have combined global leadership in mobile and fixed network infrastructure with the software, services and advanced technologies to serve customers around the world. Regional split of employees Europe 38 800 Greater China 13 700 Net sales in 2020 EUR 21.9bn North America 12 000 Middle East & Africa 3 300 Asia Pacific 20 500 Countries of operation ~130 Latin America 3 700 Average number of employees in 2020 ~92 000 04 NOKIA IN 2020

Business overview Business groups Mobile Networks Higher quality and more reliable mobile broadband experiences Global Services Helping customers navigate complexity to transform and digitalize their business Fixed Networks Using intelligent access to create networks that are faster, better, smarter IP/Optical Networks Massively scalable networks that underpin the digital world’s dynamic interconnectivity Nokia Software Intelligent software platforms optimizing and automating network performance Nokia Enterprise Digitalizing asset-intensive industries with mission and business-critical needs Nokia Technologies Technology designed to bring the human family closer together Financial highlights For the year ended December 31, Continuing operations 2020 EURm 2019 EURm 2018 EURm EUR EUR EUR 2020 EURm 2019 EURm 2018 EURm As of December 31 (1) No dividend is proposed by the Board of Directors related to the financial year 2020. Net sales 2020 by reportable segment(1) Net sales 2020 by region Reportable segments In 2020, Nokia had three reportable segments. Nokia also discloses segment-level data for Group Common and Other. For more details, refer to Note 5, Segment information, in the consolidated financial statements. Networks Nokia provides net sales disclosure for the following businesses within the Networks reportable segment: (i) Mobile Access (comprises Mobile Networks and Global Services operating segments), (ii) Fixed Access (comprises Fixed Networks operating segment), (iii) IP Routing (comprises part of IP/Optical Networks operating segment) and (iv) Optical Networks (comprises part of IP/Optical Networks operating segment). Nokia Software Nokia Technologies 3 1 2 6 D A 2 C B 4 3 1 1 Networks(2) EUR 16 852m (-7%) EUR 10 630m (-9%) EUR 1 759m (-6%) EUR 2 768m (-5%) EUR 1 695m (-3%) EUR 2 656m (-4%) EUR 1 402m (-6%) EUR 982m (3%) 1 Asia Pacific 2 Europe(3) 3 Greater China 4 Latin America 5 Middle East & Africa 6 North America EUR 3 847m (-16%) EUR 6 620m (0%) EUR 1 376m (-25%) EUR 995m (-32%) EUR 1 893m (1%) EUR 7 121m (2%) A Mobile Access B Fixed Access C IP Routing D Optical Networks 2 Nokia Software 3 Nokia Technologies 4 Group Common and Other This Annual Report describes the operations and performance of Nokia in 2020. During that time, Nokia had seven business groups and three reportable segments listed above. As of 2021, Nokia has a new operating model comprising four business groups that are also our reportable segments: (i) Mobile Networks, (ii) Network Infrastructure, (iii) Cloud and Network Services, and (iv) Nokia Technologies. (1) Includes net sales to other segments. Net sales to enterprise customers are included in Networks, Nokia Software and Group Common and Other net sales. Year-on-year change is in parenthesis. (2) Nokia provides net sales disclosure for the following businesses within the Networks reportable segment: (i) Mobile Access, (ii) Fixed Access, (iii) IP Routing, and (iv) Optical Networks. (3) All Nokia Technologies IPR and Licensing net sales are allocated to Finland. NOKIA IN 2020 05 Net cash and current financial investments 2 485 1 730 3 053 Earnings per share, diluted Dividend per share(1) (0.45) 0.00 0.00 (0.10) 0.00 0.10 Net sales Gross profit Gross margin Operating profit/(loss) Operating margin (Loss)/profit for the year 21 852 8 193 37.5% 885 4.0% (2 513) 23 315 22 563 8 264 8 312 35.4% 36.8% 485 (59) 2.1% (0.3)% 18 (549)

Letter from our President and CEO Letter Development in an extraordinary year Overall in 2020, we saw improvement both in our gross margin and operating margin performance up by 2.1 percentage points and 1.9 percentage points year-on-year respectively. This development was supported by a regional mix shift towards the higher-margin North America region, our ongoing R&D efforts to enhance product quality and cost competitiveness, and improvements in our Networks business. Nokia delivered a strong cash performance for the year and we ended 2020 with net cash and current financial investments at approximately EUR 2.5 billion, up approximately EUR 0.8 billion from 2019. Net sales decreased by 6% year-on-year primarily due to network deployment and planning services within Mobile Access. In Nokia Enterprise, we continued to make great progress in 2020 and delivered double digit year-on-year growth in net sales. Overall, we took important steps in improving on execution. I was particularly pleased to see the clear financial improvement in Mobile Access, reflecting our ongoing efforts to strengthen the competitiveness and cost position of our mobile radio products. In 2020, we saw growth in radio access products and the 5G gross margin increase due to product cost reduction, partly helped by higher ReefShark shipment volumes. Our aim was to be above 35% for our KPI on shipments of our 5G Powered by ReefShark product portfolio; we ended the year at 43% and we remain on track to realize 70% by the end of 2021. Our progress was validated by our customers. We ended the year with 188 commercial 5G agreements and 44 live 5G networks. We strengthened our technology leadership in many key areas of our business: together with Elisa and Qualcomm, we achieved the worldwide 5G speed record. We brought AI to the network edge allowing CSPs to deliver improved customer experience, fix customer issues instantly and increase upload and download speeds. from our President and CEO Change and continuity This was a year of unprecedented change, but also one in which we saw the importance of our technology. Fixed and mobile networks kept the global economy and critical infrastructure running even as the COVID-19 pandemic led to nationwide shutdowns across the world. I was proud of the role we played in enabling emergency services, food suppliers, and public health agencies to stay connected throughout a global crisis. Kitchens became classrooms and boardrooms operated from bedrooms as millions of people turned to bandwidth-intensive video conferencing and streaming applications. This contributed to a year’s worth of traffic growth in a matter of days, but we were able to support our CSP customers in handling the huge upsurge even as global supply chains were disrupted and lockdowns made accessing sites difficult. The ability of our employees to adapt at speed and come up with creative solutions was our greatest asset this year and proved the resilience and reliability that Nokia is renowned for. 2020 was the year businesses realized that the old adage of “things must change to remain the same” has never been more true. Companies that had done the most to modernize their operations were those best equipped to deal with the disruption. The pandemic accelerated the need for widespread digitalization and automation, leading to the increasing importance of critical networks – networks that combine flexibility with carrier-grade performance. We launched a strategic analysis into these industry trends, which found that value would increasingly move away from monolithic systems towards software, silicon and services with the importance of virtualization, cloud-native architecture, and open interfaces becoming ever greater. It was clear to us that to support our customers through these changes and to better position Nokia for new opportunities we would also need to change. 06 NOKIA IN 2020

Business overview “ This was a challenging year for everyone. Our networks were put to the test by a global crisis and they not only survived but thrived, showing that a new way of doing business is possible. 2020 showed the true value of technology and increased the need to find smart solutions to global problems, from ” climate change to stalling productivity. Pekka Lundmark President and CEO NOKIA IN 2020 07

Letter from our President and CEO continued We also launched the world’s first automated 4G/5G network slicing technology for mobile core and transport networks and a service to bring down network energy usage. We continued to lead the passive optical network evolution and launched the world’s first 25G PON broadband solution to enhance CSPs’ fiber network usage. We continued to lead in private wireless networks ending 2020 with 260 customers. For the second year in a row Analysys Mason ranked Nokia as the #1 telecoms software provider by market share for telecoms software and services combined. And we filed more than 1 500 new inventions with more than 3 500 patent families now declared as essential for 5G. This was a year that gave added impetus to addressing the digital divide. We continued to work with our customers to connect the unconnected, with 6.6 billion subscriptions on our customer’s radio networks worldwide by the end of 2020. For instance, Nokia’s community investment programs helped bring fixed wireless access to more than 1 000 children in Kenya this year. We also remained on track to achieve our long-term science-based target of reducing emissions from our products. In 2020, the customer base station sites we modernized used 54% less energy on average. And we made progress in strengthening human rights protections by increasing training for our suppliers on preventing modern slavery and respecting minority rights. We also maintained our focus on ethical business training, which 96% of our employees completed. In addition, 85% of our leaders completed training on navigating bias and building a more inclusive workplace. New operating model At the end of October we announced that we would move to a new operating model from the beginning of 2021. As I told our employees, this was not change for change’s sake, with an incoming CEO looking to make his mark on an organization. But rather to improve the way we work so we can better align with how customers want to buy and achieve our aim of technology leadership in the areas where we choose to compete. The new structure will simplify and streamline the way we work enabling us to improve cost efficiency and become faster, more agile, more accountable, and more transparent as an organization. Our four new business groups each have a clear mission and have been empowered with the resources and accountability to achieve their goals. In brief, they are as follows: ■ Mobile Networks will focus on regaining leadership in 5G, as well as achieving leadership in O-RAN and vRAN, while maintaining scale with CSP customers and growing its private wireless business with enterprise customers. ■ Network Infrastructure will focus on the building blocks and essential solutions of critical networks, using its technology leadership in IP Networks, Optical Networks, Fixed Networks, and Alcatel Submarine Networks to drive digitalization across all industries. ■ Cloud and Network Services will focus on creating value for both service providers and enterprise customers as demand for critical networks accelerates, leading the transition to cloud-native software and as-a-service delivery models. ■ Nokia Technologies will continue to monetize and grow the value of Nokia’s intellectual property and licensing revenue by investing in innovation and its world-leading patent portfolio as well as pursuing other licensing opportunities. Looking ahead This was a challenging year for everyone. Our networks were put to the test by a global crisis and they not only survived but thrived, showing that a new way of doing business is possible. 2020 showed the true value of technology and increased the need to find smart solutions to global problems, from climate change to stalling productivity. Nokia will help enable those solutions by building the critical networks that the world will come to rely on, positioning ourselves for technology leadership and a path to sustainable financial performance. We know we have our work cut out for us. We expect 2021 to be challenging with meaningful headwinds primarily due to market share loss and price erosion in North America. It will be a time of transition as we adapt to a new structure and finalize our strategy, but by doing so our employees will be empowered to act faster enabling us to accelerate our immediate and long-term plans. We will stay focused on securing technology leadership in the segments where we compete, especially in 5G; continue to strengthen existing customer relationships; and make sure we seize new opportunities in areas where we see a path to value creation. I would like to thank our employees for their tremendous efforts and commitment this year as well as the warm welcome they have given me. I would also like to pay tribute to my predecessor, Rajeev Suri, who led Nokia over the past six years and through the first half of 2020. My return to Nokia as President and CEO is both an incredible personal honor and also the next stage of continual evolution for this great company. Pekka Lundmark President and CEO Repurposing sea containers enables us to conduct multiple simultaneous 5G over-the-air tests in a controlled environment. 08 NOKIA IN 2020

Business overview NOKIA IN 2020 09

Our strategy Our strategy Our “Rebalancing for growth” strategy was launched at the end of 2016 and updated in 2019. It was based on 5 pillars: Lead, Grow, Strengthen, Diversify, and Operational Excellence. Focus areas and progress ■ We continued to make good progress in the transition to 5G shipments that are “5G Powered by ReefShark” (5G PBR). We exceeded our end of 2020 target of reaching more than 35% of 5G PBR shipments. ■ Regarding our conversion rate from 4G to 5G based on actual radio business volume, we ended 2020 in the 90% range, excluding China. The decline from 2019 was primarily driven by some market share loss in North America, partially offset by footprint gains with customers that have increased their focus on security. ■ We invested in digital service architecture, advanced analytics, machine learning, automation and serviceability for fast and flawless delivery of our network infrastructure services. ■ We provided industry-leading cognitive network services to improve network performance, operational efficiency and subscriber experience, and develop service business models to open new revenue streams for CSPs. ■ We are the #2 vendor in Service Provider Routing worldwide (excluding China) having shipped well over 1 million routers to date(1). Our in-house designed FP4 high-performance routing silicon demonstrates our continuing commitment to technology innovation and leadership, driving continued sales momentum with >300 projects won, two thirds of which were new footprint and/or competitor displacements. ■ We are the #2 vendor worldwide in optical networking (excluding China), bringing together technology leadership in silicon and systems with our foundational WaveLogic Elements technology including the PSE-V coherent Digital Signal Processor (DSP) and Elenion silicon photonics, as well as software automation and applications optimized for driving efficiency in optical networks through our WaveSuite portfolio and WaveHub ecosystem(1). ■ We maintained our leading market share globally with #2 position in fiber and a #1 position in 5G fixed wireless access. ■ We are leading the industry transition to next generation fiber technologies, with our 25 Gigabit Symmetrical Passive Optical Network (25G PON) solution that expands Fixed Networks market into business and 5G mobile backhaul market segments. ■ We are also running the world’s largest Fixed Wireless Access deployments that complements our fiber business, for example, with Vodafone and Zain. (1) Source: Dell’Oro. Q4 2020. 10 NOKIA IN 2020 1. Lead Lead in high-performance, end-to-end networks with communication service providers. In the first pillar of our strategy – leading in high-performance, end-to-end networks with communication service providers – we continued to progress in 5G despite challenges in Mobile Access. By the end of 2020, we reached 139 commercial 5G deals and launched 44 live networks with our customers and we achieved our 2020 target for 4G plus 5G market share, excluding China, to end 2020 at approximately 28%.

Business overview With our “Rebalancing for Growth” strategy, we addressed both our primary CSP market and new growth opportunities. The strategy built on our core strength of delivering large high-performance networks by expanding our business into targeted, higher-growth and higher-margin vertical markets. On October 29, 2020, Nokia announced the start of a strategic review, to culminate in a renewed strategy to be announced at Capital Markets Day on March 18, 2021. Focus areas and progress ■ In Nokia Enterprise, we continued to make great progress in 2020 and delivered double digit year-on-year growth in net sales. The strong growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities and the public sector, with continued momentum in private wireless solutions. ■ We scaled up our existing business in transportation, energy, government and cities segments by augmenting our IP/Multiprotocol Label Switching (MPLS), Optics, GSM-R and other existing portfolios with private networks, providing customers with the performance and security they require as they digitalize and transform their communications infrastructure and applications. ■ We also continued to drive the adoption of multi-cloud, Internet of Things (IoT) and automation with strategic investments in emerging technologies such as Software Defined Networks (SDN), Software Defined Wide-Area network (SD-WAN) applications, and data centers. ■ We continued to grow our market share in the webscale segment with IP and Optical portfolios, building large high-performance networks that drive hyperscale cloud connectivity. ■ We saw a private wireless inflection point in the market driven by the need for high-performance private wireless networks. Driven by the convergence of operational technology (OT), information technology (IT) and networks, customers in these domains need a higher level of network performance in order to automate and digitalize their operations. We have accelerated our private wireless networks (4G/LTE) business growth and serve 260 customers across the globe and cross-industries. ■ We continued to implement a strategy to grow in the manufacturing and logistics segments where the opportunity for high-performance private wireless networks is significant. Our strategy has been to address these customers with our Nokia Digital Automation Cloud platform and our modular private wireless solution. ■ In 2020, we continued to build strong market momentum in our target vertical markets with 245 new customers. At the close of 2020, we have 1 545 enterprise customers deploying our networks globally. ■ We expanded our market opportunity in high-performance cloud connectivity portfolio with our data center switching launch. We also enhanced our private wireless portfolio, with the launch of our 5G standalone capabilities and Modular Private Wireless solutions. ■ We continued to expand our ecosystem of technology and go-to-market partners to increase our scale and coverage especially towards the new manufacturing and logistics segments. ■ We continued to implement a new simplified and efficient delivery model for our enterprise projects to improve the enterprise customer experience and further support the growth in our revenues. ■ Nokia is well positioned to win the market given our deep experience in delivering carrier-grade network performance and extensive work with webscale companies and enterprises. NOKIA IN 2020 11 2. Grow Grow our position in the enterprise market and enable Industry 4.0 acceleration through the digitalization of asset-intensive industries, governments and cities, and webscale businesses, with mission-critical networks and digital automation solutions. Our second pillar was about growing our enterprise business, focusing on two main market needs: the need for high-performance connectivity for hybrid hyper-scale clouds, and the need for mission-critical networks in asset-intensive industries and governments, resulting in Industry 4.0 acceleration driven by private networks and industrial automation. In 2020, we delivered on our ambition: (1) we expanded network sales into select vertical markets, with a focus on asset-heavy industries, including Transportation, Energy, Manufacturing and Logistics, as well as governments and webscale businesses, (2) we have become the leaders in the private wireless market, (3) we are well positioned in the industrial automation market, which we expect will be critical in the Fourth Industrial Revolution, and (4) we achieved double digit growth fueling Nokia's future growth.

Our strategy continued Our strategy continued Focus areas and progress ■ We continued to accelerate our research and development (R&D) by focusing investment on key growth themes of 5G applications, automation, software suites, and digital innovation platforms; building foundational innovation and leveraging it to lead with a cloud-native portfolio; and streamlining towards more efficient and simple processes. ■ We focused our go-to-market capabilities to deliver success for our customers with a consultative selling approach, in order to drive new business and recurring revenue. ■ We optimized our services and delivery with investments in people and digital and cloud skills by driving automation capabilities and evolving the services we offer to meet new market needs. ■ We continued to reinforce a strong partner ecosystem of system integrators, independent software vendors (ISV), and technology players; and consistent commercial and operational discipline. ■ We strengthened the comprehensiveness of our portfolio with several new product launches. These included Network Operations Masters, which provides vendor-agnostic network management functionalities for managing 5G networks, and Digital Operations Center, which provides a secure and fully-automated process to design, deploy and operate network slices at scale across multi-vendor, multi-domain and multi-technology environments. ■ Our orders remained strong, reflecting our product and service resonance with customers, and included the win of DISH, which chose Nokia’s cloud-native, standalone Core software products to help it build the most advanced, disruptive, fully-automated, 5G network in the US. ■ Nokia Software offers the industry’s leading cloud-native, multi-vendor and multi-network solutions combined with a robust partner ecosystem. ■ As such, Analysys Mason, a leading telco software consultancy firm, again ranked Nokia as the global leader in telecoms software and services by revenue for the second year in a row. 12 NOKIA IN 2020 3. Strengthen Strengthen the software business with one Common Software Foundation. The third pillar was about strengthening our software business with one Common Software Foundation. Nokia was once again, for the second consecutive year, rated as the world’s leading telco software business for both telecom software and services. Nokia Software’s performance was marked by a series of important product launches and by many key deal-wins, including one of the telco software industry’s largest ever deals with a key North American customer, and breakthrough wins with new innovative customers, like DISH, on the basis of our strong technology.

Business overview Focus areas and progress ■ We continued to invest in and renew the portfolio through innovation in multiple areas, especially cellular standard essential patents, in part as a result of the extensive research activities of Nokia Bell Labs. ■ Our focus is on renewing existing patent licenses on favorable terms and reaching agreements with the remaining uncontracted mobile device players. ■ We continue to expand patent licensing into new segments, such as automotive, consumer electronics, and IoT. ■ We license our unique cutting-edge audio/visual technologies to consumer device manufacturers. ■ We are expanding our brand partnerships business beyond mobile phones. ■ We have declared more than 3 500 patent families to the European Telecommunications Standards Institute (ETSI) as essential for the 5G standard, reflecting our continuing leadership and strong momentum in cellular technology R&D and standardization. ■ An independent study by PA Consulting concluded we are #1 for ownership of granted patents that researchers found essential to the 5G standard. ■ We signed and continued to benefit from patent license agreements for mobile devices, consumer electronic devices, and IoT connected devices. ■ In September we successfully renewed one of our major patent license agreements. This new agreement demonstrates the strength of our portfolio, particularly now that we have 5G patents to offer. ■ We continue to make good progress with our automotive licensing program. Many automotive brands, including AUDI, Bentley, BMW, Mini, Porsche, Rolls Royce, Seat, Skoda, Volkswagen and Volvo have licenses to use our patented inventions for their connected vehicles. ■ Over the course of the year our customers ASUS, Axon, HMD Global, OPPO, OnePlus, and Panasonic launched a number of new smartphones and cameras using our industry leading OZO Audio technology. ■ HMD Global launched their first 5G smartphone, the Nokia 8.3 5G and we signed a number of new brand licensing agreements, bringing new Nokia-branded experiences to a range of product categories. Nokia-branded Smart TVs and media streaming devices were launched in India, Austria, Germany and Switzerland, and Nokia-branded earphones and headphones were launched in China. NOKIA IN 2020 13 4. Diversify Diversify the licensing business with new opportunities in automotive, consumer electronics, IoT and brand. We made good progress against our fourth pillar, diversifying our licensing business beyond mobile devices and into new licensing domains such as automotive, consumer electronics, the Internet of Things (IoT) and brand licensing. Nokia Technologies has done a great job in building on the strength of its mobile device patent licensing and creating new licensing opportunities in the consumer ecosystem, and we see meaningful growth opportunities in expanding our scope.

Our strategy continued Our strategy continued Focus areas and progress ■ We made significant progress with improving our cost position, and as of the end of 2020, we achieved our EUR 500 million recurring cost savings target. ■ Furthermore, we benefited from additional temporary cost savings of approximately EUR 350 million, of which approximately EUR 250 million related to COVID-19, due to lower travel and personnel expenses, and approximately EUR 100 million related to lower annual variable compensation, given Nokia’s business performance in 2020. ■ We have implemented structural changes to strengthen cash generation across Nokia, and we saw solid cash performance in 2020 with an approximately EUR 0.8 billion improvement in our net cash position, allowing us to end the year with a net cash balance of approximately EUR 2.5 billion. ■ We strengthened commercial management process to drive better performance in current contracts and improve outcomes in new ones. Deal decisions now include a sharp focus on cash and return-on-capital-employed metrics, and improved contractual terms. ■ We continued to modernize IT and simplify and digitalize our key processes to modernize our ways of working and increase productivity. ■ Our Global Services business completed significant operational improvements for instance by digitalizing 100% of its 5G network deployments around the world, bringing high-quality, agility and transparency to customers globally. ■ With digital project orchestration and data inventories, Nokia is enabling network rollouts to be carried out swiftly and cost-effectively, matching the agility demands from customers and helping them to bring new services to market faster. ■ We continued efforts to improve collaboration and efficiency of R&D and made progress with our workforce strategy to ensure we have a future-fit set of capacity and capabilities. We focused on embedding productivity and effectiveness culture at the heart of our company for the long term. ■ We continued our site optimization strategy, reducing real estate spend while creating modern workplaces for our employees. Performing test line maintenance in our Oulu, Finland 5G system performance laboratory. 14 NOKIA IN 2020 5. Operational Excellence Operational excellence for new levels of efficiency, productivity and industry cost leadership. Operational excellence was the foundation for our strategic priorities. In addition to focused actions to improve our cash position, commercial discipline and operational improvements, we implemented various actions across Nokia to contribute to our commitment to successfully reduce costs in 2020.

Business overview NOKIA IN 2020 15

Our strategy continued “Rebalancing for growth” will be replaced with a refreshed corporate strategy. This will be announced at Capital Markets Day on March 18, 2021. On October 29, 2020, Nokia announced it was embarking on a strategic review, aimed at renewing our strategy, to be announced at Capital Markets Day on March 18, 2021. On December 16, 2020, we shared further information about Nokia’s strategic priorities and the market trends at the heart of our strategic beliefs going forward. We announced that our strategy review had yielded four observations to further build on: ■ first, that technology leadership will be the top priority; ■ second, that the company’s current customer base, consisting of telco operators and enterprises (including webscale companies), provides a solid platform for value creation; ■ third, that there is a longer-term opportunity to move into higher-value “network-as-a-service” business models; and ■ fourth, that end-to-end as a core strategic idea will be replaced with a more focused approach, with each of the company’s new business groups having a distinct role in the overall strategy. We also announced that from January 1, 2021 Nokia will have four business groups structured around unique customer offerings, with ownership for becoming one of the technology and market leaders in their respective sector. They will also need to demonstrate a clear route for delivering shareholder value with return on capital employed as a key metric. Our goal is to better align with the needs of our customers, and through that increase accountability, reduce complexity and improve cost-efficiency. Going forward, we will have a more rigorous approach to capital allocation and will invest to win in those segments where we choose to compete. Phase 1 of strategy review: high-level strategic principles and new operating model On October 29, 2020, Nokia announced the first phase of its new strategy, outlining high-level strategic observations alongside a new operating model designed to better position the company for changing markets and align with customer needs effective from January 1, 2021. Our industry is undergoing profound changes. Industrial automation and digitalization are increasing customer demand for critical networks, with a trend towards open interfaces, virtualization, and cloud native software. This will revolutionize how we design, deploy, manage and sell our products and solutions. Our strategy renewal will ensure we are well positioned to leverage these trends, improve our performance and position the company for long-term value creation. 16 NOKIA IN 2020

Business overview The new business groups are: ■ Mobile Networks, which will include radio access network and microwave radio link products, related network management, network planning and optimization, deployment and technical support services. This business group will offer the full portfolio for customers wanting to buy mobile access networks. It will target leadership in key technologies such as 5G, O-RAN and vRAN. Tommi Uitto was appointed as President of this business group. ■ Network Infrastructure, which will include IP Routing, Optical Networks and Fixed Networks, as well as Alcatel Submarine Networks business, currently reported under Group Common and Other. This business group will respond to the ever-increasing demand for higher capacity, greater reliability, faster speeds and lower costs. Federico Guillén was appointed as President of this business group. ■ Cloud and Network Services, which will include the existing Nokia Software business (excluding Mobile Networks network management), Nokia’s enterprise solutions, core network solutions including both voice and packet core, and managed and advanced services from its current Global Services unit. This unit will also act as a Go-to-Market and delivery channel for products from other business groups to enterprise customers. Cloud and Network Services will target growth by leveraging the industry transition to cloud-based delivery, network-as-a-service business models, and software-and services-led value creation. Raghav Sahgal was appointed as President of this business group. ■ Nokia Technologies, which will remain largely unchanged. Jenni Lukander continues as President of this business group. Phase 2: mid-point update on strategy and operating model On December 16, 2020, Nokia provided a mid-point update on its strategy and operating model. We announced that Nokia was aligning itself to deliver critical networks to Communication Service Providers (CSPs), enterprises and webscales. NOKIA IN 2020 17 We synthesized our strategy analysis into six strategic beliefs: 1. Networks are playing an increasingly important role in society. This is allowing us to extend our focus to serving critical networks beyond CSPs. 2. Critical networks are built based on a best-of-breed approach with network elements selected on a best performance per Total Cost of Ownership (TCO) basis. 3. Technology leadership underpins momentum and financial returns in critical networks. 4. Establishing technology leadership in some segments requires us to anticipate, shape and invest in the next technology window – where there is no path, we will reassess segment participation. 5. Gradually, value in critical networks is migrating away from monolithic systems towards silicon, software and service, and will be captured through different business models. 6. Sustained investment in long-term innovation provides us with a platform to take the long view.

Our strategy continued Build cloud software and network services future We see value in critical networks gradually shifting from monolithic systems to silicon, software and services. This will increase the importance of cloud-native and open solutions and lead to more revenue being captured through different business models. We are well-positioned to be a trusted partner in the industry transition to software-led solutions and as-a-service delivery models, as demand for critical networks accelerates. Based on our leading Common Software Foundation, Nokia is a leader in cloud-native software including 5G Core, Digital Operations, Monetization, Security, and Analytics/AI. We are the first to deploy a software portfolio this broad on any cloud, leveraging our modular technology framework. We are experienced in creating both carrier-grade performance networks and working with the world’s most demanding webscales. We will continue building our capabilities in this area to ensure technology and market leadership. Strengthen our long-term research and patent portfolio Continuing to strengthen Nokia’s long-term research and global patent portfolio is a key element in securing technology leadership. We are aiming for leadership in all domains: innovation, product, patents, and standardization. Committing to long-term investment in research and innovation will allow us to anticipate and capitalize on industry changes and position us at the front of the pack when new technology windows open. With these as focus areas we will invest in a best-of-breed portfolio. Our renewed operating model is designed to enable the delivery of our strategic ambitions, with a lean corporate center enabling fully accountable business groups. The third phase of the strategy update, with detailed business group strategies, will take place on Capital Markets Day on March 18, 2021. We are positioning Nokia to lead in a world facing big challenges: environmental issues, resource scarcity, inequality and stalling productivity. Technology will be an essential part of the solution, with an increase in critical networks, which will extend to all corners of society. Critical networks are advanced networks that run mission-critical services for companies and societies. They are becoming increasingly important and extending to all corners of society. This means that Nokia’s addressable market for critical networks with CSPs, webscales and enterprises is also extending. To position ourselves for long-term success, we have defined three focus areas: Secure technology leadership Customers will take a best-of-breed approach selecting network elements from multiple individual vendors who are able to offer the best performance per total cost of ownership. Nokia is aiming to be the technology leader in the areas it chooses to play in. We have a strong position in technologies that are important for critical networks, such as open and virtualized radio access networks and we are on course for a 100% cloud-native software portfolio. 18 NOKIA IN 2020

Business overview Our history Our history Few companies have Nokia’s storied capacity for transformation, for the development of new technologies and for the ability to adapt to shifts in market conditions. From its beginning in 1865 as a single paper mill operation, Nokia has found and nurtured success in several sectors over the years, including cables, paper products, rubber boots and tires, mobile devices and telecommunications infrastructure equipment. Nokia’s sector-by-sector success over the years has mirrored its geographical rise: from a Finnish-focused company until the 1980s with a growing Nordic and European presence; to a genuine European company in the early 1990s; and with our acquisitions of Alcatel-Lucent, Gainspeed, Deepfield and Comptel in the 2010s, to a truly global company. Nokia has been producing telecommunications equipment since the 1880s – almost since telephony began. A storied past When Finnish engineer Fredrik Idestam set up his initial wood pulp mill in Southern Finland in 1865, he took the first step in laying the foundations for Nokia’s capacity to innovate and seize opportunities. Sensing a growing demand for wood pulp products, Idestam opened a second mill shortly after on the Nokianvirta River, inspiring him to name his company Nokia AB. Idestam’s sense of endeavor would continue to prevail throughout Nokia’s various phases. In the 1960s, Nokia became a conglomerate comprising rubber, cable, forestry, electronics and power-generation businesses, resulting from the merger between Idestam’s Nokia AB and a phone and power cable producer called Finnish Cable Works Ltd. founded in 1912, as well as other businesses. In 1982, Nokia introduced both the first fully digital local telephone exchange in Europe and the world’s first car phone for the Nordic Mobile Telephone analog standard. The breakthrough of GSM (Global System for Mobile Communications) in the 1980s introduced more efficient use of radio frequencies and higher-quality sound. The first GSM call was made with a Nokia phone over the Nokia-built network of a Finnish operator called Radiolinja in 1991. It was around this time that Nokia made the strategic decision to make telecommunications and mobile phones our core business. Our other businesses, including aluminum, cables, chemicals, paper, rubber, power generation and television, were subsequently divested. By 1998, Nokia was the world leader in mobile phones, a position it enjoyed for more than a decade. And still the business and technology worlds would continue to evolve, as would Nokia. Transforming anew It was not long before transformation would occur again. Deregulation of the European telecommunications industry in the 1980s triggered new thinking and fresh business models. A shifting industry In 2007, Nokia combined its telecoms infrastructure operations with those of Siemens to create the NSN joint venture. We later bought Siemens’ stake in NSN in 2013 as the business was emerging from a successful strategy shift and the reality of the Fourth Industrial Revolution of connected devices, sensors and people was starting to take shape. NOKIA IN 2020 19

Our history continued In 2011, we joined with Microsoft to strengthen our position in the highly competitive smartphone market, which in 2014 resulted in the sale of our Devices & Services business. Nokia emerged from the transaction with a firm financial footing and three strong businesses – Nokia Networks, HERE and Nokia Technologies – focused on connecting things and people. But Nokia’s transformation was not complete. Our former HERE digital mapping and location services business, an arena we entered in 2006, had been a key pillar of Nokia’s operational performance. However, following a strategic review of the business by the Board in light of plans to acquire Alcatel-Lucent, Nokia decided to sell the HERE business in 2015. Acquisition of Alcatel-Lucent and beyond The acquisition of Alcatel-Lucent, completed in 2016, positions Nokia as an innovation leader in next-generation technology and services. Our reputation as an innovation powerhouse has been bolstered by the addition of Bell Labs, now known as Nokia Bell Labs. It joined a future-focused business backed by tens of thousands of engineers and thousands of patent families, a reflection of Nokia’s innovation pedigree, which has produced an extensive array of benefits for consumers, businesses and society as a whole. This acquisition helped us shape the connectivity and digitalization revolution before us – the Fourth Industrial Revolution – in which billions of people, devices and sensors are connected in a way that opens up a world of possibilities. These can make our planet safer, cleaner, healthier, more sustainable, more efficient and more productive. This Fourth Industrial Revolution will require high-performance networks powered by 5G that will provide connectivity throughout the landscape. 5G will enable a wireless Internet of Things (IoT), helping to automate any physical business processes in verticals such as manufacturing, transport, logistics, smart cities, utilities, tele-medicine and environmental management. Nokia today is at the forefront of the 5G evolution through our technology innovations, including 3 500 5G patent families, and we continue to drive open interfaces, virtualization and cloud-native software. We partner with communication service providers (CSPs), enterprise customers and webscales. Nokia’s long history is marked by change and reinvention. We have always been excited by where technology will lead us as we seek to enable the human possibilities of a connected world. We will continue to innovate, reimagining how technology works for us discreetly while blending into, and enriching, our daily lives. “ Nokia’s long history is marked by change and reinvention. ” 20 NOKIA IN 2020

Business overview Innovation By driving tomorrow’s innovation while delivering today’s technology, we help make businesses more productive, environments cleaner, workplaces safer, economies stronger and enrich people's lives. Our long-standing commitment to innovation enables our customers to deliver extraordinary, transformative experiences. Working alongside communication service providers (CSPs) and enterprise customers across industries and around the world, we are building the future technologies that will make Industry 4.0 a reality and enhance virtually every aspect of life. Research and development Our research and development (R&D) efforts are led by our business groups and by Nokia Bell Labs, the world-renowned industrial research arm of Nokia. As one of the industry’s leading investors in communication technology R&D, we drive innovation across a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. Our continuous product development in 5G, private wireless, intelligent analytics and automation, IoT, and next-generation software-defined networks enables our customers to address the needs of a digitally connected world. We have a global network of R&D centers, each with individual technology and competence specialties. The main R&D centers are located in Belgium, Canada, China, Finland, France, Germany, Greece, Hungary, India, Italy, Japan, Poland, Portugal, Romania, Slovakia, the UK and the US. The ecosystems around each R&D center helps us to connect with experts on a global scale, and our R&D network is further complemented by cooperation with universities and other research facilities. In Belgium, China, Finland, France, Germany and the US, we have significant Nokia Bell Labs research activities where we are conducting disruptive research for the next phase of human existence. A research and development engineer performing 5G testing in our Oulu lab. NOKIA IN 2020 21

Innovation continued Nokia Bell Labs The world-renowned industrial research and innovation arm of Nokia Nokia Bell Labs has invented many foundational technologies that underpin information and communications networks and all digital devices and systems. The Nokia Bell Labs innovation engine accelerates technology development for Nokia’s core communication service provider and enterprise businesses while also researching the fundamental technologies that will shape future society. Over its more than 90-year history, Nokia Bell Labs research breakthroughs have produced nine Nobel Prizes, four Turing Awards and numerous other international awards. With Nokia Bell Labs, we search for the fundamental limits of what is possible, rather than being constrained by the current state of the art. We look to the future to understand essential human needs and the potential barriers to enabling this new human existence. We then use our unique diversity of research intellects, disciplines and perspectives to solve key problems through disruptive innovations with the power to enable new economic capabilities, societal behaviors, business models and types of services – in other words, we drive human and technological revolutions. Nokia Bell Labs focuses on three core areas of innovation: ■ Patents & standards leadership: Nokia Bell Labs funnels a continuous stream of innovation into Nokia’s intellectual property portfolio. In addition to using these innovations to create building blocks for Nokia products, they are also a significant source of patent licensing revenue. Equally significant is Nokia Bell Labs’ active leadership in establishing communication technology standards through global standards-setting bodies. Our work in this area accelerates innovation and drives interoperability, expanding the possibilities for communication service providers, industrials and consumers in the 5G era. ■ Disruptive research leadership: Fundamental research underpins Nokia Bell Labs’ mission to innovate the technologies and make the discoveries that improve human existence. Our research has laid the foundations for the digital world we live in through the software that powers it and the communications networks that connect it. Today, Nokia Bell Labs research follows many diverse trajectories but with a common goal: devise the technologies that will have the most sustained impact on the service providers, enterprises and the industries Nokia serves. ■ Technology architecture leadership: Nokia Bell Labs is creating the next technological architecture for the industry. This includes building and demonstrating the power of seamless network and service orchestration across Nokia’s comprehensive product portfolio, which will be critical for the massively scalable networks of the future. Bell Labs Consulting leads customer engagement around future technology architecture, providing independent advice to service providers, enterprises and industries, while our Future X Labs showcase the possibilities of the evolving architectures. 22 NOKIA IN 2020

Business overview Nokia was selected by NASA to build the first ever cellular network on the Moon. NOKIA IN 2020 23

Innovation continued ■ To provide faster realization of 5G optimizes the human performance of digitally for recording transmission. ■ Nokia Bell Labs’ “Experiments in Arts and launched a certification program to help creating technologies for the 5G era business potential of end-to-end 5G Finnish National Opera and Ballet on mission-critical networks so that they can 5G Certification Program is a the opportunities for emerging ■ Nokia won the SCTE·ISBE Chairmen’s certification – Associate and Professional in the 6G era, presenting it at multiple contributions to the Cable 10G initiative covering everything from the basics ‘New Collar’ white paper, a study that innovations in 10G cable systems, planning and design. ■ Nokia Bell Labs contributed its technical carrier bit rate at 1.52 Terabits per triggered an acceleration of digital network controller and human-robot single mode fiber – four times the industries in the world and highlighted socially relevant use cases as part of the approximately 400 Gigabits per second. lunar surface. October 2020. 24 NOKIA IN 2020 2020 highlights ■ Nokia declared more than 3 500 patent■ Nokia Bell Labs has worked with Alex■ Nokia Bell Labs received the 2020 families as essential for the 5G standard, Thomson Racing to adapt existing andTechnology & Engineering Emmy® Award reflecting its continuing leadership and develop new connectivity and sensoryfor pioneering work on the charge-coupled strong momentum in cellular technology technologies to optimize and improve the device (CCD), the digital image sensors R&D and standardization, driven largely performance of Alex Thomson and hisembedded in nearly every smartphone by foundational 5G commercialracing yacht for the Vendée Globe – aand digital camera in the world. The technologies invented by Nokia Bell Labs.24 000-mile, solo, non-stop, unassisted CCD was crucial in the development of race around the world. The partnership television, allowing images to be captured strategies and services, Nokia Bell LabsAlex Thomson while discovering and industry professionals realize the fullthat can enhance industrial IoT andTechnology” lab collaborated with the networks. The Nokia Bell Labs End-to-End operate in harsh physical environments. ‘Opera Beyond’, a project that explores first-of-its-kind program that offers ■ Nokia Bell Labs began 6G research andtechnologies to help evolve the professionals in communication servicepublished the first white paper on the performing arts in Finland. providers and enterprises two levels of communication and technologies needed – that deliver essential knowledgeindustry symposiums and forums.Advanced Technology Award for of 5G networks to professional level ■ Bell Labs consulting published the based on Nokia Bell Labs’ pioneering analyzed different US industry sectors including novel scheduling methods ■ To support the higher capacity needs of and job classes to determine that digital and the move towards full duplex 10G 5G networks with fiber optics, Nokia Belltransformation and industrial automation systems with extended spectrum in Labs announced that its researchers setresults in a new type of worker. The study DOCSIS® 4.0. the world record for the highest singlealso found that the COVID-19 crisis second (Tbit/s) over 80 km of standard transformation across nearly allexpertise in robot orchestration, robot market’s current state-of-the-art of the impact on future labor markets. interaction to aid research and promote ■ Bell Labs consulting released findings Nokia Centre of Excellence for Networked ■ NASA selected Nokia and Nokia Bell Labs’as part of the 5G Business ReadinessRobotics collaboration with the Indian pioneering innovations to build andReport, a landmark report from Nokia,Institute of Science. deploy the first ultra-compact, that found that 5G-enabled industries low-power, space-hardened, end-to-end have the potential to add $8 trillion to LTE solution on the lunar surface in latethe global GDP by 2030(1). 2022. The network aims to provide critical communication capabilities for many different data transmission applications vital to long-term human presence on the (1) Source: Nokia. 5G Business Readiness Report.

Business overview Sales and Marketing During 2020, customers of Networks fell mainly into two broad categories. The primary customer group consisted of communication service providers (CSPs), while enterprise customers represented another, relatively fast-growing, area. Our Customer Operations (CO) organization was, throughout 2020, the primary interface to our CSP customers, with CO Americas focusing on our North America and Latin America markets, while CO EMEA & APAC held responsibility for our Asia Pacific, Europe, Greater China and Middle East & Africa markets. Active in around 120 countries, CO ensured, throughout 2020, that our customers were able to benefit from dedicated management attention and our teams’ deep understanding of local markets. Our strong customer relationships were supported by a regional and country-based approach and by customer teams, which have for a long time been – and continue today to be – the face of Nokia to our CSP customers. In addition to sales, CO was – throughout 2020 – responsible for much of our project delivery, ensuring strong alignment between our customer-facing sales and delivery teams in each account. Our “One CDM” (customer delivery manager) model provided a strong counterpart to our sales-focused customer team setup, ensuring that customers have a seamless experience when working with Nokia. Enterprise customers were in focus for Nokia and continue to grow in importance. Throughout 2020, enterprise customers were served by a dedicated sales force with a global presence, selling to enterprise customer groups – including transportation, energy, manufacturing and logistics, governments and webscale businesses – both directly and through channel partners (including system integrators, consulting companies, distributors and value-added resellers). The CO organization also worked very closely throughout the year with Nokia Software to ensure the right level of customer focus and expertise in this crucial area, and with Nokia Enterprise to make sure we could efficiently serve both our CSP and enterprise customers. Nokia’s innovative “Service Provider as a Partner” sales approach – in which we work in partnership with operators to address customers in the enterprise space, continues to be a successful route to market for CSPs as well as for Nokia. NOKIA IN 2020 25

Business groups Mobile Networks Market overview The primary market for our Mobile Networks business group includes technologies for Radio Access Networks (RAN) i.e. mobile access as well as Microwave Radio Links (MWR) for transport networks. Mobile access encompasses RAN technologies ranging from 2G/GSM to 5G/NR in licensed and unlicensed spectrum for both macro and small cell deployments. On October 29, 2020, as part of our new operating model, we announced that as of January 1, 2021 it was planned for Mobile Networks to have a wider remit, including RAN and MWR products, associated network management solutions, as well as network planning and optimization, network deployment and technical support services. microwave transport solutions to work across all generations of technology and all relevant spectrum bands for efficient, simplified and optimized sites for our customers. In June 2020, we announced 5G AirScale Cloud RAN in vRAN 2.0 configuration, with full baseband in cloud including Virtualized Centralized Unit (vCU) and Virtualized Distributed Unit (vDU). In July 2020, we announced the addition of new open interfaces that would be built on top of our AirScale portfolio with a suite of O-RAN-defined interfaces expected in 2021. This broad technology portfolio allows us to help our customers evolve to and launch 5G/NR networks. Nokia was involved in more than 188 5G/NR commercial engagements in 2020, with the total number of 5G commercial deals at 139 at the end of 2020. A total of 44 of those 5G networks were live in 2020 in Asia Pacific, China, the US, Europe, Middle East and Africa. At the end of 2020, we also include within our 139 5G commercial deals 19 public 5G deals with enterprise customers beyond Communication Service Providers (CSP), including the world's first 5G-based network for automated rail operation with Deutsche Bahn in Germany. We have delivered five million 5G/NR software upgradable radios, and we have delivered 5G/NR commercial networks in 600MHz, 700MHz, 800MHz, 850MHz, 2.5GHz (TDD), 3.5GHz, 26 GHz, 28GHz and 39GHz. We have launched commercially 5G/NR vRAN 1.0 which involves Cloud RAN for 5G/NR with a virtualized Centralized Unit (vCU). We have activated 4G/5G DSS (Dynamic Spectrum Sharing) and 5G Stand-Alone (SA) in commercial networks, including in T-Mobile US – the world’s first nationwide 5G SA network. Business overview and organization In Mobile Networks our goal is to be a technology leader in 5G/NR, Single RAN (2G/3G/4G/5G) and MWR and provide the best value to our customers as they evolve their networks. We continue to develop our 5G/NR portfolio according to the latest 3GPP specifications, we have declared more than 3 500 patent families as essential for 5G, and are proud of the number of industry firsts that we have achieved. In January 2020, an independent analytics firm, IPlytics GmbH, ranked Nokia #2 for ownership of granted 5G patents declared in at least one office, and an independent study by the consultancy company PA Consulting concluded that Nokia was #1 for ownership of granted patents that the researchers found essential to the 5G standard. We see a strong appetite for 5G across mobile markets, and we are the only mobile network vendor working with all the major operators in the world’s most advanced markets in the US, South Korea and Japan. We are also providing 5G technology in China. We have a large global installed base in 2G/3G/4G that is providing us with the platform for success in 5G. We have more than 360 customers in 4G/LTE and a robust AirScale platform for Single RAN, which can be upgraded from 4G/LTE to 5G/NR. We built our AirScale portfolio and small cells, software and 26 Competition The RAN market is a highly consolidated market, and our main competitors are Huawei, Ericsson and Samsung. Smaller competitors include ZTE, Fujitsu, NEC, Altiostar, Mavenir, Parallel Wireless, JMA Wireless, KMW, Commscope, MTI, and Airspan, for example. The Microwave Radio Links market is more fragmented. There, besides Huawei and Ericsson, our key competitors include, for example, Ceragon, NEC and Aviat. Customers can visit our usability lab in Oulu, Finland to experience our technology. NOKIA IN 2020 2020 highlights ■ At the end of 2020, we had 139 commercial 5G deals, and we had launched 44 5G networks. ■ We delivered 5G/NR commercial networks in 600MHz, 700MHz, 800MHz, 850MHz, 2.5GHz (TDD), 3.5GHz, 26GHz, 28GHz and 39GHz. ■ Our combined 4G/LTE and 5G/NR market share excluding China was approximately 27% to 28%. ■ We expanded our AirScale portfolio with a Dynamic Spectrum Sharing (DSS) software upgrade for existing Nokia AirScale base stations. ■ We had 260 private wireless customers and 19 publicly announced private 5G wireless customers. ■ Nokia launched the world’s first automated 4G/5G network slicing within RAN, transport and core domains. ■ We announced the next-generation 5G AirScale Cloud RAN solution based on vRAN 2.0, with general availability expected in 2021. ■ We announced the world’s first 5G liquid cooling deployment with Elisa. Our liquid-cooled 5G AirScale Base Station allows operators to cut their BTS site energy expenses by 30% and CO2 emissions by 80%. ■ We announced an initial set of O-RAN functionalities with a full suite of O-RAN-defined interfaces expected in 2021. ■ Nokia, Elisa and Qualcomm achieved the world’s fastest 5G speeds on a commercial 26 GHz network in Finland by delivering 8 Gbps for the first time serving two 5G mmWave devices connected simultaneously. ■ Dell’Oro Group, an industry analyst company, outlined in their Q3/2020 Microwave Transmission report that Nokia was one of only three vendors (with Aviat and Huawei) who outperformed the market and increased their market share. Nokia’s share of the new E-Band market (5G wireless backhaul) sharply increased by eight percentage points.

Business overview NOKIA IN 2020 27

Business groups continued Global Services Market overview Nokia deploys, supports and operates communication service providers’ (CSP) and enterprise networks. This includes network infrastructure services and professional services for mobile networks and managed operations for fixed, mobile, IP and optical domains. In addition, new growth areas are network cognitive services and analytics, deploying and operating networks in public sector, energy and transport markets and introducing new business models for CSPs, such as our Worldwide IoT Network Grid (WING). service providers to seize the possibilities of Internet of Things (IoT) and enter new markets using Nokia Worldwide IoT Network Grid (WING), which provides seamless connectivity across geographical borders and technologies. We enable our customers to enter new markets rapidly and with low risk through pay-as-you-grow or revenue share models. Enterprise is a strategic growth area for Nokia. In 2020, Global Services was focused on enabling the digitalization of asset-intensive industries with connectivity-driven services and digital automation solutions. Our new digital service framework shortens sales cycles and drives rapid, repeatable service delivery helping our enterprise customers to minimize complexity. We deploy private broadband networks to accelerate the digitalization of industries, enabling higher productivity, operational efficiency and increased worker and asset safety. Our global expertise in managed services enables our enterprise customers to reap the benefits of operational transformation, managed security and network operations support for their new IP/MPLS and mission-critical private LTE networks. Business overview and organization Nokia’s services, solutions and multi-vendor capabilities guide CSPs in their digital transformation journey and help navigate through the evolving technology landscape, network complexity and data growth. We work with CSPs to improve end-user experience while providing support in day-to-day network planning, implementation, operations and maintenance. The offering, which was part of the Global Services business group in 2020, allows Nokia to differentiate in the 5G market while helping CSPs prioritize their 5G investments and bring 5G-based services to the market faster. Nokia 5G digital services portfolio helps CSPs assess the technical choices and design and deploy end-to-end 5G networks that meet the needs of diverse 5G use cases such as cloud gaming, connected cars and autonomous factory robots. A key focus area in Global Services is empowering CSPs to transform to digital service providers, supported by a digital architecture for the full lifecycle of network design, deployment, operations and technical support – for both legacy and cloud-based networks. The Nokia AVA cognitive use cases provide advanced AI and analytics as well as a common data lake to help boost network performance, operational efficiency and customer experience. We also help digital Our services teams around the world enable our customers to maximize the potential of their networks. Competition In a market segment that combines products and services as well as managed services, Nokia competes against traditional network equipment providers such as Ericsson and Huawei, while for the service-led businesses such as cognitive, IoT and enterprise services, we see other competitors such as Cisco, HPE, and IBM emerging. 28 NOKIA IN 2020

Business overview ■ Global Services launched the Nokia and cost-effectively. ■ GlobalData, an industry analyst company, France , Area X.O. Canada, Vale Brazil, Edge service which enables artificial USA, PGE Systemy Poland, among others. ■ Nokia WING, a managed service for campus network deployments. We also seamless connectivity across geographical CSPs to transform their network and continued momentum with US Cellular, automation enabled by AI. NOKIA IN 2020 29 2020 highlights ■ Nokia digitalized 100% of global Smart Philippines, China Mobile IoT,■ In Enterprise Services, Nokia introduced 5G network deployments, enablingVodafone India and Telecom Argentina,four private wireless connectivity segment customers to benefit from a faster,and continued partnership with AT&T.solutions for connected mining, private more sustainable and higher-quality Nokia also upgraded the WING servicewireless for ports and airports, and train network deployment process.with 5G and Edge capability to enableto ground. Nokia also announced operators to offer 5G IoT services faster agreements with Grand Paris Express AVA Quality of Experience (QoE) at the Norcat Canada, BV Singapore, Ameren intelligence to be deployed at the edge,rated Nokia as ‘Leader’ in managed allowing real-time automated actions to services for the second consecutive year, improve customer experience, and Nokiaa testimony to our advanced operations AVA 5G Cognitive Operations which uses AIcapabilities. In managed services, Nokia to inform network slice creation and helpannounced agreements with Rakuten CSPs comply with committed service levelMobile to implement a ‘zero touch’ agreements (SLAs) for massively scaledoperational environment for 4G and 5G 5G networks and enterprise services.services and with A1 Austria on all existing and new private LTE and 5G enterprise global IoT deployments that provides introduced cognitive operations to enable borders and technologies, sawservices operations though extreme

Business groups continued Fixed Networks 30 NOKIA IN 2020

Business overview Market overview The primary market of Fixed Networks (FN) is the communication service providers (CSP). FN has been diversifying outside the CSP market into new segments such as new infrastructure wholesalers and enterprises. FN’s mission is to provide affordable ultrabroadband solutions to connect more people, sooner. FN builds solutions that deliver hundreds of megabits or even gigabit broadband to homes, small businesses and cell sites, and sustain that gigabit experience into every corner of the home using mesh Wi-Fi solutions. Fiber-to-the-home (FTTH) is now established as the main solution but other fiber-rich access technologies, such as fixed wireless access (FWA) and xDSL upgrades, continue to be an attractive complement. The key to making the universal “gigabit to the home” business case work – connect more people, sooner – is to select the right tool from a broad toolkit. In the 5G era, FN’s FWA and the reuse of FTTH for connecting denser 5G cells site grid are seeing significant traction. 85 customers and trials. Our in-house developed Quillion chipset ensures we have best-in-class performance across our portfolio and can innovate at pace. The second pillar is about ensuring perfect gigabit connectivity throughout the home. Our Nokia WiFi portfolio includes mesh Wi-Fi solutions to provide Wi-Fi coverage in every corner of the building and advanced cloud-based controllers that not only manage and optimize Wi-Fi performance in a single home but also between buildings and across a network. In 2020, we were first to market with a self-optimizing mesh Wi-Fi 6 solution, providing a superior experience for consumers. We have 45+ CSP references for our Nokia WiFi solution. As CSPs continue to combine different technologies and deployment models, their networks become more complex. The third pillar of the Fixed Networks strategy looks at simplifying and automating operations, with the cloud and virtualization playing a key role. FN’s Software-Defined Access Network (SDAN) solution takes an open and pragmatic approach, with concrete use cases such as access network slicing, and a smooth evolution path for the installed base. Advances in FN’s SDAN controller cloud platform, Altiplano, take CSPs a step closer to the autonomous network. There are now more than 250 SDAN-ready deployments. Underpinning these three pillars is FN’s market-leading services that provide CSPs with smart and efficient ways to transform their networks, adopt new technologies and operate their networks. FN has more than 75 network transformation projects to its name and 30+ multi-vendor maintenance contracts. in the 12 months rolling period ending in June 2020. Smaller players, such as Calix and Adtran, are relevant in North America and Fiberhome in China but have limited footprint worldwide, with an estimated market share below 10% and no comparable breadth of portfolio. Nokia is the only major vendor with a trustworthy market-leading position in every territory. Business overview and organization The Fixed Networks focus is based on three pillars: fiber-based access infrastructure to bring a gigabit to every home, business and 5G cell site; Wi-Fi solutions to bring a gigabit into the home; and cloud/virtualization solutions to automate and simplify the network. Innovation and thought leadership are a cornerstone of all three areas. The first pillar of the strategy is about offering the right technology mix to deliver gigabit access to more people, everywhere. It includes fiber, fixed wireless access, and xDSL upgrades, and we have a top three position in every market we serve. Nokia is a leader in fiber access with more than 270 customers. In 2020, FN introduced the industry’s first 25G PON technology. FN remain a market leader in copper technologies, such as VDSL and G.fast and have taken a leading position in the burgeoning fixed wireless access market, including 4G and 5G outdoor receivers and 5G indoor gateways, with more than Competition The competitive landscape in fixed access for CSPs has two major key players, Nokia and Huawei. ZTE follows in third position. Despite the dominant position in China held by these two Chinese players, Nokia holds a #2 position worldwide, particularly strong in optical line termination (OLT), with 37% market share Testing our 5G Wi-Fi router. NOKIA IN 2020 31 2020 highlights ■ Nokia continues to be a market leader in fiber and fiber extensions (DSL upgrades such as VDSL, G.fast) and has become a leader in the new 5G fixed wireless access segment. We are the only vendor with a leading market share in all regions worldwide, and the only Western supplier in China. ■ 2020 saw Fixed Networks launch two industry-first solutions: 25G PON enables CSPs to converge home broadband, business services, and 5G mobile transport on a single PON; self-optimizing Wi-Fi 6 brings high-performance gigabit Wi-Fi to every corner of the home. ■ Our three-pillar strategy is paying off and 2020 saw growth in core solutions as well as new technologies such as whole-home Wi-Fi, fixed wireless access and virtualization. Notable project announcements in 2020 include: Vodacom South Africa (FWA); Openreach and Vivacom Bulgaria (XGS-PON); NetCologne; and Converge ICT (SDAN). ■ Nokia, along with AOI, Chorus, Chunghwa Telecom, Ciena, MACOM, MaxLinear, NBN Co., Sumitomo Electric Industries, Ltd., and Tibit Communications, has established a multi-source agreement (MSA) to promote and accelerate the development of 25G PON, an important next-generation technology that supports emerging 5G and industrial demands.

Business groups continued IP/Optical Networks Our data centers support critical networks. Market overview CSP networks are under tremendous pressure from cloud-based applications, ultra-broadband evolution and emerging Industry 4.0 applications and services. Our IP and optical networking solutions reduce time to market and risk as CSPs launch new consumer, mobile and enterprise services, rapidly scale them to meet surging demands, and continually add new features and functions. Our insight-driven network automation solutions help to further ensure that network services are delivered with consistent quality, reliability and security and that restorative actions are automatically initiated when any parameter varies beyond set limits. Overall, our comprehensive portfolio enables CSPs to build and operate automated, secure, and high-performance networks at massive scale. These carrier-grade, mission-critical attributes also address the needs of – and are valued by – other customer segments including webscale companies and enterprises. In the enterprise segment, we address verticals including transport, energy and the public sector as well as healthcare, finance and retail enterprises leveraging similar solution sets augmented with purpose-built capabilities. ■ IP service gateways for residential, business, mobile and Industrial IoT services and unique hybrid solutions enabling converged service delivery; ■ IP network intelligence, analytics and distributed denial of service (DDoS) security solutions; ■ optical networking solutions including coherent optical transponders, OTN (Optical Transport Network) switching and transport, WDM (Wavelength-Division Multiplexing), ROADMs (Reconfigurable Optical Add-Drop Multiplexer), and optical line systems for metro access and aggregation, data center interconnection, longhaul and subsea applications; ■ network automation platforms that analyze, control and manage multi-vendor IP and optical networks; ■ data center automation and software-defined WAN solutions that configure network connectivity among clouds and to any enterprise branch office with the ease and efficiency of cloud compute; and ■ an extensive portfolio of professional services to accelerate the benefits of integrating new technologies to transform networks and leverage the latest innovations in SDN, virtualization and programmable IP and optical networks. Business overview and organization Our IP/Optical Networks business group provides the high-performance and massively scalable networks that underpin the digital world’s dynamic interconnectivity. Our portfolio of robust and innovative systems, software and services play across multiple domains including IP routing and switching, optical networking and network automation. The IP/Optical Networks product portfolio includes: ■ IP routing solutions for aggregation, edge, core, data center and internet peering applications; Competition Our competitive landscape in this space includes Cisco, Juniper Networks, Huawei, and Ciena. 32 NOKIA IN 2020

Business overview ■ Rakuten Mobile selected the Nokia 1830 is an early adopter of the innovative and services. ■ DISH Network selected Nokia’s reconfigurable photonic mesh mobile its cloud operations in its data centers. NOKIA IN 2020 33 2020 highlights ■ Nokia redefined data center fabrics■ Nokia introduced new capabilities to ■ Equinix deployed a new Nokia IP/MPLS with the launch of a new and modern automate 4G/5G network slicing acrossnetwork infrastructure to support its Network Operating System (NOS) and the RAN, transport and core domains,global interconnection services. This a declarative, intent-based automation including new functionalities to its enables Equinix to consolidate into one, and operations toolkit, allowing cloud andNetwork Services Platform (NSP) to efficient webscale infrastructure to data center builders to scale and adaptenable it to play a key role in transportprovide FP4-powered connectivity to operations brought on from technologyand core slicing.all data centers – laying the groundwork shifts such as 5G and Industry 4.0. Applefor customers to deploy 5G networks technology, deploying the solution within Photonic Service Switch to power its backhaul network. Nokia’s cutting-edge cloud-native, standalone core software ■ Nokia launched its WaveFabric Elementscoherent and optical componentproducts to help it build the most portfolio of photonic chips, devices andtechnologies will enable Rakuten Mobileadvanced, disruptive, fully-automated, subsystems, including its fifth generation to flexibly grow its network bandwidth for cloud-native 5G network in the US. coherent digital signal processor family,the rapid rollout of 4G and 5G services.The agreement includes subscriber data the Photonic Service Engine V (PSE-V).management, device management, packet core, voice and data core, as well as integration services.

Business groups continued Nokia Software Our Digital Operations Center helps network operators create dedicated slices of their networks. Market overview Nokia Software holds the #1 position in the telecoms software market(1). Its market is driven by large-scale service and network operations automation; digital business transformation; and the shift to 5G and the cloud. The business also saw an increase in operator demand to optimize and secure their networks to cope with the communications shifts of COVID-19. Nokia Software’s business has two parts, Applications and Core. Nokia Software applications improve customer experiences with better intelligence, security, operations and services. Nokia’s core network solutions span 5G, mobile broadband, and IoT; and simplify operations and enable new services and revenue streams. Nokia Software’s strategy is to focus investments in the strategic areas of 5G, automation, portfolio integration, and digital innovation platforms. Investment in a cloud-native CSF and our multi-vendor, multi-network agnostic approach sets us apart from most large competitors. Against smaller players, Nokia has the advantage of global delivery capabilities and a large installed base, backed by a broad portfolio. In the past year, “webscale” players such as Amazon Web Services, Google Cloud Platform, and Microsoft Azure have taken actions to increase their service offering to CSPs. These developments will accelerate the move to cloud-native telecoms software, on which Nokia Software has geared its strategy, and will open new possibilities for partnering with these webscale players. While also this market segment faces some pricing pressure, telecom software provides significant long-term opportunity for vendors that can drive technology and operational leadership and set the pace of transformation in the industry. Nokia’s software business is #1 in applications and applications services by revenue, according to Analysys Mason, and has 20–25% market share in core networks, according to Nokia data. Business overview and organization Built on Nokia’s cloud-native Common Software Foundation (CSF), Nokia’s multi-vendor and multi-network software solutions enrich and secure user experiences; automate operations and infrastructure; and drive new revenue streams and cost-efficiencies. Nokia’s CSF ensures our software solutions are easy to deploy, integrate, use, scale and service. Nokia was the first to build a cloud-native software platform at scale in the telecoms software market. Competition and ecosystem Nokia’s software competitors fall into two main categories: independent software vendors (ISVs) and network equipment providers (NEPs). The main ISV competitors are Amdocs, Netcracker and Oracle. The main NEP competitors are Huawei and Ericsson, which sell software as part of large infrastructure deals. In addition, we see increasing competition from niche, boutique software players. (1) Source: Analysys Mason. September 2020. 34 NOKIA IN 2020

Business overview – Nokia Network Operations Master Telecom Applications Server as "Leader" as a Service (NaaS) approach that management functionalities for as “Very Strong” in all categories. customizable services; – Nokia Assurance Center software Self-Organizing Networks, according to IoT software solutions to Australian operations by using machine learning industries; – Nokia Experience Center software to customers, including: software; – Digital Operations Center software to ■ There was significant growth in our NOKIA IN 2020 35 2020 highlights ■ We launched several cloud-native ■ Core saw continued commercial– Singtel selected Nokia to collaborate on software applications: momentum and innovation. Industry developing and trialling 5G network research group Global Data ranked Nokia’sslicing capabilities, based on a Network to provide vendor-agnostic networkagain and Nokia’s Session Border Controller provides customers with highly managing 5G networks; ■ Secured the #1 market share for – Optus selected Nokia to help it provide to automate network and serviceLightCounting. mining, utilities and transportation to help CSPs deliver service level■ Nokia Software’s technology leadership agreements required for new furthered both our Core and Apps– Airtel deployed India's largest open network functions; deal-win rate and increased their cloud-based VoLTE network with footprint in dozens of new and/or existing Nokia’s CloudBand Infrastructure enable automated action prioritization based on what is experienced by – Rakuten selected Nokia’s Core services,– Ooredoo Qatar rolled out Nokia’s customers; Monetization and Digital Experience cloud-native 5G Core network software solutions; for commercial 5G services; and give CSPs new revenue-enhancing – DISH chose Nokia’s cloud-native 5G– Sunrise deployed Nokia’s Converged opportunities with an automatedstandalone Core software to build the Charging software to drive 5G platform that manages 5G slice-basedoperator’s US 5G network with scale, monetization. services securely; andperformance, and efficiency; – Upgraded cognitive Self-Organizing – China Unicom awarded Nokiaenterprise business (outside of CSP Networks software to provide CSPsapproximately 10% share of the customers) driven, for example, by deals with zero-touch operations for 5G operator’s 5G core network; with Highways England and EltaLab, a and enabling real-time solution Private 5G Core/Apps win in Austria with deployments. Citycom; and the first commercial win for the Nokia Enterprise Voice Core solution.

Business groups continued Nokia Enterprise Market overview In 2020, Nokia continued to grow its business with enterprise customers focusing on two main market needs – the need for high-performance connectivity for hybrid hyperscale clouds and the need for mission-critical networks in asset-intensive industries. Driven by the continued growth in cloud adoption, our webscale customers continue to require high-performance cloud connectivity. In 2020, we expanded our market opportunity in high-performance cloud connectivity portfolio with our data center switching launch. We also enhanced our private wireless portfolio, with the launch of our 5G standalone capabilities and Modular Private Wireless solutions. Our enterprise customers were highly impacted by COVID-19. However, in aggregate, our customers proved to be resilient as they adapted to social distancing and local health requirements, which redefined the global workplace with remote and autonomous workplaces. In addition, global business value shifted towards resilient global supply chains as well as the prioritization of business continuity plans, increasing the demand for mission-critical networking. We continue to monitor the overall market impact of the pandemic across the enterprise segments we serve. Nokia continues to address the enterprise market through a combination of direct sales and service provider, system integrators, industrial, direct and indirect reseller, and distribution partners. We bring our customers a lauded ethics track record, and corporate values that instill integrity and security, coupled with market expertise tailored to their individual needs. Our comprehensive services portfolio wraps our technology offers with deployment assurance, ensuring our customers get performance, innovation and results from the solutions they’ve trusted us to mobilize in their networks. Our innovation roadmap is the Nokia Bell Labs Future X for industries network architecture. It provides a blueprint for industrial networks, intelligently combining high-performance, ubiquitous access with intelligent IP/optical networks, and agile multi-cloud-enabled solutions for industrial automation. Analytics-driven digital value platforms and business applications are tailored to the unique needs of each industry – with security embedded at all levels of the architecture. Our approach has been validated in the market with 1 545 mission-critical customers and our private wireless solutions are used by 260 customers globally. Our Energy, Transportation, Government and Cities, and Manufacturing and Logistics customers continued to deploy mission-critical connectivity and applications powered by Industry 4.0 acceleration and the need to connect, automate, manage, and control critical industrial assets. Transportation Nokia continues to expand our market penetration into railways, aviation, and maritime segments. We deliver solutions that improve workplace safety and efficiency, enable autonomous operations, and help build better customer experiences. Our solutions support railway signaling, air traffic control critical communications, airport communications, and connectivity as well as effectively automating passenger screening for health and safety. Nokia is well positioned in the railway market as it transitions to the 5G-enabled Future Railway Mobile Communications System, a new standard for railway communications. Business overview and organization Nokia has been serving enterprise clients for decades. In that time, we have developed a deep knowledge of the business requirements of the segments we serve. We leverage this long-developed expertise, to architect, build, and deliver solutions to our customers and our partners’ end-customers. Those solutions include innovative, high-performance, carrier-grade wireless networks, fixed networks, IP routing, optical networks, and communication and security software. In addition, we leverage our ecosystem of partners to round out our solutions in areas where we do not participate broadly such as devices, autonomous guided vehicles, and spectrum. We pre-integrate many of our solutions and customize these towards segment-specific requirements and a suite of lifecycle services. 36 NOKIA IN 2020

Business overview Nokia’s public safety solutions provide first responders with real-time, broadband mission-critical communications that help save lives and manage crisis situations. We also help design future-proof cities powered by the required connectivity infrastructure and applications to deliver a safer and more inclusive environment for all citizens. In the realm of Smart Cities, Nokia offers the ‘city as a platform’ solution, a unique platform-based approach to provide connectivity, data sharing and usage control capabilities for municipal services such as smart parking, lighting, traffic management. The outcome for municipalities is an improved quality of life of all citizens. Energy Nokia provides energy companies, including power utilities, mining, and oil and gas companies, with private wireless networks that offer an affordable, agile, and secure way to deliver improved automation to a range of mission-critical operations in remote and harsh environments, from wind farms to offshore oil rigs, protecting lives, ensuring business continuity, and increasing productivity. Our solutions have proved essential during COVID-19 as we helped our power utility customers adapt to major changes in grid usage – powering up field hospitals, and balancing power distribution needs as usage shifted from commercial to residential. Government and cities The Public Safety, Smart City, and National Government segments were influenced in 2020 by the response to COVID-19 and the need for broadband to support citizens with education and work in a remote and virtual environment. Globally, we anticipate an acceleration of Government Driven Broadband Initiatives and digital government projects stemming from gaps in broadband availability, which have become essential today. Our community broadband solutions help governments, state, provincial, local agencies, and municipal power utilities to address inner-city connectivity coverage gaps and address rural broadband needs. 5G enables automation using robotics to drive the Fourth Industrial Revolution. NOKIA IN 2020 37

Business groups continued product availability. In 2020, we announced our new data center switching portfolio with initial customer support from Apple, BT, LINX, Equinix, Turkcell, and others. Manufacturing and logistics Nokia enables Industry 4.0 acceleration in the Manufacturing, Supply Chain, and Logistics segments. Our private wireless networking solutions and IoT platforms help to automate operations, increase productivity, and reduce costs. Through the digitalization and automation of operational systems, manufacturers and logistics companies can build resiliency and ensure business continuity during impact events. Nokia has built a foundational customer base providing easy to implement private wireless solutions to enable greater degrees of factory and warehouse automation. In 2020, we gained traction with deployments with A1 and Magna International in Austria, and Toyota Production Engineering in Japan, and Bosch in Germany. Webscale companies Webscale companies handle billions of transactions per day in their networks. These customers demand hyper-efficiency in content delivery and support exceptional online experiences. We help connect webscale infrastructure with high-performance IP routing, open optical systems, and alternative access and subsea networking solutions. Nokia co-develops advanced open network components with our webscale customers to enhance the performance of public and hybrid cloud platforms, driving market leadership and enabling timely Competition We operate in a complex ecosystem where some companies are our customer, our partner, and our competitor. In that ecosystem, our competitors range from broad networking companies with which we have competed for some time, and specialized competitors focusing on a single customer segment, to a large set of new, smaller competitors who are typically attracted to the transformational value and opportunity of 5G. Drones can be deployed as an application using private wireless networks. 38 NOKIA IN 2020

Business overview Networking competitors include Cisco, Juniper, Ciena, Ericsson, and Huawei (in select geographies). In addition to our primary competitors, we also face more segment specific competitors such as Motorola, Calix, and Adtran in the public sector, Kontron in the transportation segment, Arista in the webscale segment, and in the private wireless domain companies such as Athonet and Celona. Nokia maintains a key advantage for our customers as we offer solutions and expertise spanning broadband wireless, LTE and 5G and we have proven leadership in the market with successful private wireless deployments. Our unique Digital Automation and Modular Private Wireless are leading solutions in the market (1). Nokia has a proven co-development track record of working with our customers on high-performance product development that results in market breakthroughs. Our high-performance FP4 and PSE-V digital signal processors (DSP) optimize power, performance, and cost across multiple form-factors with our DSPs supporting applications from metro to subsea deployments. Our focus on open systems offers customers flexibility, business agility and reduces the risks associated with vendor lock-in. (1) Source: GlobalData. September 20, 2020. ■ We were honored to be selected by NASA the network will be upgraded to 5G, the world's first commercially available the moon. Our innovations, deployed in even faster throughput. 5G networking solutions for the industrial world, a ‘direct driven by Nokia Bell Labs for NASA and evolve into a more automated operating use case validation, pushing the 5G on the moon as it is established as a base the future with industrial applications Connectivity and performance will be segment, in 2020, Nokia helped maritime digital automation of operations, communications and control for for efficiency, continuity and improved ■ In railways, Nokia helped Japanese rail (e.g. Verizon, AT&T, A1, NTT Docomo) to U.S. Department of Defense to develop machine-learning and video analytics sharing capabilities, and leading to sharing or coexistence between airborne growth across markets and segments. ■ We have moved up the value chain of were also selected by EE (part of the Lufthansa Technik to adapt to social first 4G LTE air-to-ground network for high-definition video table inspections horizontal and vertical capabilities operations flowing efficiently and safely. including positioning, video analytics, largest state public power organization, and management of end devices. help them become the first end-to-end penetration of the webscale segment segment-specific outcomes as-a-service, successful trial, our solutions will help (DCI) network solutions. With significant capabilities and provide our customers and monitor operations and manage giants Tencent and Baidu, we continue specific applications and facilitate the sensor-based technologies. With power presence in the software-defined DCI (OT) and information technologies (IT). ■ We solidified our leadership position in solutions were selected for field trials robust wireless coverage over the utility’s mining industry, helping our customers service territory. We received an award move past the limitations of Wi-Fi and NOKIA IN 2020 39 2020 highlights ■ We increased our private wirelessChile, Australia and Canada, where our ■ Toyota Production Engineering Company networks (4.9G/LTE) business with Nokia Private wireless solutions arewill deploy a private LTE/4.9G network at 260 customers across the globe and helping to make mines safer, more TPEC’s site supporting a range of cross-industries, marking our leadershipproductive and sustainable.IoT-based devices that enable equipment position in the market. We also launcheddigitization and visualization. Over time, 5G standalone (SA) private wireless as a key partner for its next mission to featuring ultra-low latency to support to 5G’ entry point for high-spec industrial the most extreme environments, are will help the manufacturing process to ecosystem and leapfrog enterprises into will provide the first-ever cellular network environment. such as robotics, mixed reality platforms,of operations for forthcoming missions.■ Continuing our success in the Maritime and 4K video.critical to providing NASA with timely terminal operators automate operations ■ We expanded our global collaboration automated operations. In the samesafety. with service providers as partners timeframe, Nokia was selected by the serve enterprises leveraging spectrum effective methodologies to allow the operator Odakyu Electric Railway leverage Industry 4.0 acceleration driven by radar systems and 5G cellular telephonyto enhance the safety of rail crossings. private wireless. This resulted in businesssystems in the 3.1–3.45 GHz band. We■ In aviation, our 5G solutions are helping British Telecom Group) to build the world’s distancing safety guidelines by providing industrial automation services addingemergency services in the UK.of aircraft maintenance and repairs with that are critical to client use-cases, ■ New York Power Authority (NYPA), the US’remote inspection teams – keeping industrial protocol support, security, selected our private wireless solutions to ■ We have continued to accelerate our These capabilities allow us to deliver digital utility in the US. Following the with innovative data center interconnect expand our automation and integration NYPA modernize its network, conduct contract wins with China-based webscale with the ability to digitalize industry-data from the deployment of intelligentto strengthen our already strong convergence of operational technologies utility AMEREN, our private wirelessinfrastructure market. to prove the implementation of secure, the private wireless market with the entire 64 000 square mile (103 000 sq. km.) with open-pit and underground minesand recognition for this effort. gain the performance needed for their industrial automation and workplace safety programs. We achieved key wins in

Business groups continued Nokia Technologies Market overview Nokia Technologies is responsible for managing and monetizing Nokia’s intellectual property, including patents, technologies, and the Nokia brand, building on Nokia’s continued innovation and decades of research and development (R&D) leadership. We have three focus areas: Patent Licensing which monetizes our patent portfolio; Technology Licensing which helps device manufacturers integrate Nokia’s technologies into their products; and Brand Partnerships, which licenses the Nokia brand. ■ We also have patent licensing programs for other markets which use our standardized technologies, including consumer electronics, connected cars, smart meters, payment terminals, asset tracking and other IoT devices and related industries. ■ Nokia Technologies enables the commercialization of selected fundamental innovations from Nokia Bell Labs and other Nokia business groups in new areas via close collaboration with other companies. ■ We continue to license our innovative multimedia technologies, such as OZO spatial audio and video technologies, to smartphone and camera manufacturers through our Technology Licensing business, and drive advanced audio and video research and standardization through our Media Technologies Research unit. ■ Nokia is a global brand that is recognized by almost anyone. We continue to work with HMD global Oy (HMD Global) – our exclusive licensee for Nokia-branded phones and tablets – along with new brand partners in other product categories, to increase the reach and strength of the Nokia brand. Breakdown of patent filings in 2020 by technology 4 3 2 Business overview and organization Nokia Technologies is focused on licensing. ■ We manage the Nokia patent portfolio, working with all other Nokia businesses, and continue to grow our patent licensing and monetization activities, which drive most of Nokia Technologies’ net sales. This includes our successful mobile devices licensing program, where we currently have licensing agreements with most of the major smartphone vendors. ■ Nokia owns one of the broadest and strongest patent portfolios in the mobile communications sector. At the end of 2020, Nokia’s patent portfolio included around 20 000 patent families (each family being composed of several individual patents), of which the vast majority will still be in force through 2030. 1 1 Connectivity 2 Services, applications & multimedia 3 Fixed & optical networks 4 Emerging technologies & hardware 1 073 234 138 81 Research and development The Media Technologies Research unit in Nokia Technologies continues to invent and develop relevant and valuable solutions in emerging consumer experiences, with the target also to further promote the standardization of important audio and video technologies. Using head and torso simulator to conduct audio quality measurements that support our technology licensing. 40 NOKIA IN 2020

Business overview NOKIA IN 2020 41

Business groups continued Patents and licenses For more than 30 years, we have defined many of the fundamental technologies used in virtually all mobile devices and taken a leadership role in standards setting. As a result, we have been ranked #1 in several independent third-party studies for our 2G, 3G, 4G and 5G patents that have been declared essential for cellular standards. We continue to generate new intellectual property at a robust rate and expect to remain in the top tier in 5G standard essential patents. As part of our active portfolio management approach, we are continuously evaluating our collective assets and taking actions to optimize the size of our overall portfolio while preserving the high quality of our patents. At the end of 2020, our portfolio stood at around 20 000 patent families (each family being composed of several individual patents), built on combined R&D investments of more than EUR 129 billion over the last two decades. This comprises more than 3 800 patent families declared as essential to one or more cellular standard, including more than 3 500 patent families declared as essential to the 5G standard, which enable all 5G networks, connected 5G devices and ‘things’. We continue to refresh our portfolio from R&D activities across all Nokia businesses, filing patent applications on more than 1 500 new inventions in 2020. In the salt fog chamber, we investigate product performance under simulated real-world conditions. 42 NOKIA IN 2020 2020 highlights ■ In 2020, Nokia across different units invested around EUR 4.1 billion in R&D. This investment yielded altogether more than 1 500 new patent filings, continuing to renew our industry-leading portfolio. ■ During the year, we signed and continued to benefit from patent license agreements for mobile devices, consumer electronic devices, and IoT connected devices. In September, we successfully renewed one of our major patent license agreements. This new agreement demonstrates the strength of our portfolio, particularly now that we have 5G patents to offer. ■ By December 2020, we had declared more than 3 500 patent families (each family being composed of several individual patents) to the European Telecommunications Standards Institute (ETSI) as essential for the 5G standard, reflecting Nokia’s continuing leadership in cellular technology R&D and standardization. ■ An independent study conducted by PA Consulting concluded that Nokia is #1 for ownership of granted patents that the researchers found essential to the 5G Standard. ■ Over the course of the year, our customers ASUS, Axon, HMD Global, OPPO, OnePlus, and Panasonic launched a number of new smartphones and cameras using our industry-leading OZO Audio technology. ■ During 2020, we signed a number of new brand licensing agreements, bringing new Nokia-branded experiences to a range of product categories including Smart TVs, media streaming boxes and audio accessories, and HMD Global launched its first 5G smartphone, the Nokia 8.3 5G.

Business overview NOKIA IN 2020 43

Principal industry trends Principal trends industry Networks and Nokia Software We are a leading vendor in the network and IP infrastructure, software, and the related services market. We provide a broad range of products, from the hardware components of networks used by communication service providers and increasingly by customers in other select verticals, to software solutions, as well as services to plan, optimize, implement, run and upgrade networks. In 2020, our Networks reportable segment was comprised of the following businesses: Mobile Access, Fixed Access, IP Routing and Optical Networks. We aim to be innovation leaders, drawing on our frontline R&D capabilities to deliver leading products and services for our customers, and ultimately ensure our long-term value creation. Industry trends The network and IP infrastructure, software and related services industry has witnessed three main trends in recent years, which have also affected our Networks and Nokia Software segments. First, the increase in the use of data services and the resulting exponential growth in data traffic has led to an increased need for high-performance, high-quality and highly reliable networks. The rise in data traffic has, however, not been directly reflected in growth of communication service providers’ revenue. Consequently, there is an imperative to be efficient and cost-competitive for both communication service providers and network infrastructure and services vendors. Second, we are witnessing continued consolidation among communication service providers, driven by their desire to provide a wider scope of services, especially through the convergence of disparate network technologies across mobile, fixed, and IP and optical networks. In order to improve networks in terms of coverage, capacity and quality, communication service providers are continuing their transition to all-IP architectures, with an emphasis on fast access to their networks through fiber, LTE and 5G access and new digital services delivery. We are also seeing similar trends with cable operators, who are investing in the deployment of high-speed networks. Third, we see a stronger demand for large high-performance networks in some key areas outside the traditional communication service provider space. Webscale companies and extra-large enterprises – such as Apple, Facebook, Google, Alibaba and Amazon – are investing in cloud technology and network infrastructure to build these high-performing, secure networks. In addition, other target vertical markets such as energy, transportation and the public sector are investing to build carrier-grade, mission-critical networks. The first three pillars of our strategy in 2020 were aligned with these industry trends for our Networks and Nokia Software segments. We continued to execute well on our strategy, with a particular focus on high-performance, end-to-end networks, expansion into new select verticals and building a strong software business at scale. More information about our strategy in 2020 can be found in “Business Overview – Our Strategy”. Additionally in 2020, we continued to witness some customers reassessing their vendor selection strategies, in light of ongoing security concerns. We are seeing some gains with operators who are reconsidering their vendors as a result of geopolitical issues. We estimate that we have won about half of the value of such deals available to date. Pricing and price erosion While we experience varying levels of price erosion across our businesses, it is particularly evident in our Mobile Access business group, given the highly standardized nature of the business. In 2020, we witnessed increased competitive intensity in some accounts, particularly in North America, as certain competitors sought to take share in 5G. Product mix Our Networks and Nokia Software segments offer a combination of hardware, software and services. The profitability of our Networks and Nokia Software segments is affected by our product mix, including the share of software in the sales mix. For example, this is particularly evident during large technology cycles, as initial deployments consist of a larger portion of hardware and services and less software. As the initial phases of deployments tend to be lower margin, this is offset by the ongoing deployment of previous generation technologies, which tend to be higher margin. This ratio shifts more towards higher-margin software further into the cycle, as additional capacity and features are deployed. In 2020, we experienced a decrease in network deployment services, following elevated levels in 2019. 44 NOKIA IN 2020

Business overview Cost of components and raw materials There are several important factors driving the profitability and competitiveness of our Networks and Nokia Software segments: scale, operational efficiency, pricing, and cost discipline. The costs of our Networks products are comprised of, among others, components, manufacturing, labor and overheads, royalties and licensing fees, depreciation of product machinery, logistics and warranty and other quality costs. In 2020, margins in our Networks segment were positively impacted by progress in Mobile Access, where we continued to focus on driving improvements in our portfolio by strengthening our roadmaps, reducing product costs and improving our product performance. Profitability can be affected by changes in the sales volume, as well as the requirement to source large volumes of components on short notice, which can impact the cost of sales or, in cases where component shortages emerge, the net sales. Product design and serviceability Factors such as product design and serviceability also have an impact on our cost structure with Networks. For example, product design decisions, such as the use of system-on-chip, or “SoCs” in our Mobile Access products, allow us to improve our product costs as the proportion of SoCs increases within our products. Additionally, costs can be reduced through improved product serviceability. In 2020, these factors contributed to the improving 5G product cost position. Products and services also have varying profitability profiles. Hardware and software products generally have higher gross margins than services, but they require significant R&D investment. Services are typically labor-intensive, while carrying low R&D investment, and have relatively low gross margins. Seasonality and cyclical nature of projects Net sales in our Networks and Nokia Software segments are affected by seasonality in the spending cycles of communication service providers, with generally higher sales in the fourth quarter, followed by generally lower sales in the first quarter. Also, we have recently witnessed that Networks and Nokia Software segments generate the majority of their respective operating profit and free cash flow in the fourth quarter. In addition to normal industry seasonality, there are normal peaks and troughs in the deployment of large infrastructure projects. As an example, the 5G technology cycle accelerated in 2020 and is expected to continue over the coming years. The timing of these projects depends on a number of factors, including new radio spectrum allocation, network upgrade cycles and the availability of new consumer devices and services, which in turn could affect the net sales of our businesses. Continued operational efficiency improvements In 2018, following the completion of the Alcatel-Lucent integration and the related cost savings program, we announced a new cost reduction program where we intend to target substantial savings while continuing to make further investments to drive future growth and higher returns. The savings were expected to come from a wide range of areas, including investments in digitalization to drive more automation and productivity, further process and tool simplification, significant reductions in central support functions to reach best-in-class cost levels, prioritization of R&D programs to best create long-term value, a sharp reduction of R&D in legacy products, driving efficiency from further application of our Common Software Foundation and innovative software development techniques, the consolidation of selected cross-company activities and further reductions in real estate and other overhead costs. In 2020, we completed our cost savings program, generating the expected savings through the actions listed above. The cost savings program resulted in EUR 500 million of net benefits in full year 2020, compared to full year 2018. Nokia Technologies Nokia Technologies is focused on pursuing new licensing opportunities for our valuable intellectual property, including patents, innovative technologies and know-how, and the Nokia brand. General trends in IPR licensing In general, there has been increased focus on IPR protection and licensing in the market, and this trend is expected to continue. As such, new agreements are generally a product of lengthy negotiations and occasionally through arbitration or litigation, and therefore the timing and outcome may be difficult to forecast. Due to the structure of patent license agreements, the payments may be infrequent, at times may be partly retrospective, and the lengths of license agreements can vary. Additionally, there are clear regional differences in the ease of protecting and licensing patented innovations. We have seen some licensees actively avoiding making license payments, and some licensors using aggressive methods to collect them; both behaviors have attracted regulatory attention. We expect discussion of the regulation of licensing to continue at both global and regional level. Some of those regulatory developments may be adverse to the interests of technology developers and patent owners, including us. NOKIA IN 2020 45

46 NOKIA IN 2020

Corporate governance Corporate governance statement Introduction Regulatory framework Main corporate governance bodies of Nokia Risk management, internal control and internal audit functions at Nokia Main procedures relating to insider administration Share ownership of the Board of Directors and the Nokia Group Leadership Team Auditor fees and services 48 48 50 50 62 63 64 65 Compensation Highlights Word from the Chair of the Personnel Committee of the Board Remuneration Policy 2020 Remuneration summary for the President and CEO Remuneration summary for the Board of Directors Remuneration Report 2020 Introduction The President and CEO Board of Directors Remuneration Governance Nokia Group Leadership Team remuneration Review of our incentive plans 66 66 66 68 68 70 72 72 73 75 76 77 78 NOKIA IN 2020 47

Corporate governance statement Corporate governance statement This corporate governance statement is prepared in accordance with Chapter 7, Section 7 of the Finnish Securities Markets Act (2012/746, as amended) and the Finnish Corporate Governance Code 2020 (the “Finnish Corporate Governance Code”). Introduction In 2020, we continued delivering on Nokia’s commitment to strong corporate governance and related practices. To do that, the Board activities are structured to develop the company’s strategy and to enable the Board to support the management on the delivery of it within a transparent governance framework. The table below sets out a high-level overview of the key areas of focus for the Board’s and its Committees’ activities during the year in addition to regular business and financial updates at each Board meeting and several reviews of the impacts and actions relating to the COVID-19 pandemic. January February/March April Board – Digitalization update – Ethics & compliance and litigation update – Board evaluation – CEO change – Postponing 2020 AGM due to COVID-19 – Remuneration Policy to be presented to the AGM – Nokia Equity Program 2020 – Transformation update – Convening the remote AGM Corporate Governance and Nomination Committee – Board composition and remuneration – Corporate governance statement – AGM proposals Personnel Committee – Incentive targets and objectives – Nokia Equity Program – Investor feedback on remuneration practices – CEO remuneration – Remuneration Policy review Audit Committee – Q4 and full-year 2019 financials, annual report – Compliance, internal audit and internal controls updates – Auditor reporting – Update by the new auditor – AGM proposals to the Board – Structured finance update – Q1 financials – Compliance, internal audit and internal controls updates – Auditor reporting – Tax update – Cybersecurity – Conflict Minerals Report Technology Committee – Review of strategic technology initiatives – Updates on major innovation and technology trends 48 NOKIA IN 2020

Corporate governance from his position on July 31, 2020 while continuing to serve as an advisor to the Nokia Board until January 1, 2021. On June 11, 2020, Nokia announced the appointment of Marco Wirén as the new Chief Financial Officer of Nokia, effective September 1, 2020. The previous Chief Financial Officer Kristian Pullola stepped down from his position on August 31, 2020. On October 29, 2020, Pekka Lundmark announced the composition of the new Group Leadership Team, effective January 1, 2021. Refer to the section on the Group Leadership Team and the President and CEO below for further information. On January 1, 2020 Deloitte Oy started as the new auditor of the company as result of the auditor rotation resolved by the Annual General Meeting in 2019. Annual General Meeting 2020 and 2021 On March 18, 2020, Nokia cancelled the Annual General Meeting originally convened to be held on April 8, 2020 due to the COVID-19 pandemic and related restrictions on public gatherings. On April 27, 2020, the Board resolved on extraordinary measures pursuant to the temporary legislation approved by the Finnish Parliament on April 24, 2020. In order to prevent the spread of the COVID-19 pandemic, the Annual General Meeting was convened to be held without shareholders and their proxy representatives being present at the meeting venue. Participation in the Annual General Meeting and use of shareholder rights was possible only by voting in advance, by submitting counterproposals and asking questions in advance. The Annual General Meeting 2020 eventually took place at the Company’s headquarters in Espoo on May 27, 2020. Approximately 43 000 shareholders representing approximately 2 300 million shares and votes were represented at the Annual General Meeting through advance voting. The Annual General Meeting supported all of the Board’s proposals by at least 86 percent of the votes cast. As the COVID-19 situation remains serious, Nokia Corporation’s Annual General Meeting 2021 is planned to be held on April 8, 2021 under extraordinary measures pursuant to the temporary legislation, which entered into force on October 3, 2020 to prevent the spread of the COVID-19 pandemic. Participation and exercise of shareholder rights in the meeting will be possible only by voting in advance and by submitting counterproposals and asking questions in advance. It is not possible for the shareholders or their proxy representatives to participate in the meeting at the meeting venue. Proposals of the Board of Directors to the Annual General Meeting 2021 were published on February 4, 2021. Furthermore, there were a number of significant corporate governance events in 2020. In addition to the new Board Chair and Vice Chair, the President and CEO and the Chief Financial Officer were changed and we also announced several changes in the Group Leadership Team structure and composition. We also held our first-ever fully remote annual general meeting at which the first vote was taken on the Remuneration Policy applicable to the Board members and the President and CEO. Changes in the Board, management and auditor in 2020 At the end of 2019 then Chair of the Board Risto Siilasmaa informed the Board’s Corporate Governance and Nomination Committee that he will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting in 2020. Mr. Siilasmaa had been a Nokia Board member since 2008 and served as Board Chair from 2012 onwards. He also served as interim CEO of Nokia from 2013 to 2014. Consequently, Vice Chair Sari Baldauf was elected as the new Chair of the Board and Kari Stadigh as the new Vice Chair following their re-election to the Board by the Annual General Meeting in 2020. On March 2, 2020, Nokia’s Board of Directors appointed Pekka Lundmark as the President and CEO of Nokia and he started in his new role on August 1, 2020. The previous President and CEO Rajeev Suri stepped down May July September/October December – Technology Strategy update – Digitalization update – Appointment of the new Board Chair – Annual sustainability review – Key market strategies – Annual strategy meeting – New operating model planning – Annual plan and long-range plan – Enterprise Risk Management – Business group strategy planning – Organization of the Board and its Committees – Future Board composition – Corporate governance update – Board evaluation process – Board’s diversity principles – Proxy advisor policy update – GLT LTI nominations – Investor feedback from Remuneration Policy voting in AGM – AGM update – PC Advisor update – Review of Share Ownership and Clawback Policies – Alignment on LTI approach – Risk review – 2021 incentive program framework – Culture – Remuneration Report for 2020 – Q2 financials – Auditor reporting – Compliance, internal audit and internal controls updates – Climate-related financial disclosures – Q3 financials – Auditor reporting – Compliance, internal audit, internal controls updates – Financial IT – Cybersecurity – CFO organization – Pensions update – 20-F and annual report update – Financing strategy – Annual Charter and Policy review – Review of strategic technology initiatives – Updates on major innovation and technology trends – Review of strategic technology initiatives – Updates on major innovation and technology trends – Review of strategic technology initiatives – Updates on major innovation and technology trends NOKIA IN 2020 49

Corporate governance statement continued Corporate governance framework The Code of Conduct also applies to directors, officers, and employees of other business entities (such as joint ventures) in which Nokia owns a majority of the shares or exercises effective control. Furthermore, the Board has adopted the Code of Ethics applicable to our key executives, including the President and CEO, CFO and Corporate Controller. Main corporate governance bodies of Nokia Pursuant to the provisions of the Finnish Limited Liability Companies Act (2006/624, as amended) (the Finnish Companies Act) and Nokia’s Articles of Association, the control and management of Nokia are divided among the shareholders at a general meeting, the Board, the President and CEO and the Group Leadership Team, chaired by the President and CEO. General Meeting of Shareholders Nokia shareholders play a key role in corporate governance, with our Annual General Meeting offering a regular opportunity to exercise their decision-making power in the company. In addition, at the meeting the shareholders may exercise their right to speak and ask questions, although in 2020 the use of shareholder rights happened by remote means only due to the COVID-19 pandemic and related precautions taken in order to ensure the health and safety of our shareholders, employees and other stakeholders. Refer to section “Introduction– Annual General Meeting 2020 and 2021” above for further information. Each Nokia share entitles a shareholder to one vote at general meetings of Nokia. The Annual General Meeting decides, among other things, on the election and remuneration of the Board, the adoption of the annual accounts, the distribution of profit shown on the balance sheet, and discharging the members of the Board and the President and CEO from liability, as well as on the election and fees of the external auditor. Starting from the 2020 Annual General Meeting, the Remuneration Policy shall be presented to the general meeting at least every four years and the Remuneration Report annually from 2021. Resolutions regarding the policy and report are advisory. In addition to the Annual General Meeting, an Extraordinary General Meeting may be convened when the Board considers such a meeting to be necessary, or when the provisions of the Finnish Companies Act mandate that such a meeting must be held. Exte Audit ernal Audit Nomination Committee Group Leadership Team Regulatory framework Our corporate governance practices comply with Finnish laws and regulations, our Articles of Association approved by the shareholders and corporate governance guidelines (Corporate Governance Guidelines) adopted by the Board of Directors. Corporate Governance Guidelines reflect our commitment to good corporate governance. They include the directors’ responsibilities, the composition and election of the members of the Board and its Committees, and certain other matters relating to corporate governance. We also comply with the Finnish Corporate Governance Code issued by the Securities Market Association. In addition, we comply with the rules and recommendations of Nasdaq Helsinki and Euronext Paris as applicable to us due to the listing of our shares on the exchanges. Furthermore, as a result of the listing of our American Depositary Shares on the New York Stock Exchange (NYSE) and our registration under the US Securities Exchange Act of 1934, we follow the applicable U.S. federal securities laws and regulations, including the Sarbanes-Oxley Act of 2002 as well as the rules of the NYSE, in particular the corporate governance standards under Section 303A of the NYSE Listed Company Manual. We comply with these standards to the extent such provisions are applicable to us as a foreign private issuer. To the extent any non-domestic rules would require a violation of the laws of Finland, we are obliged to comply with Finnish law. There are no significant differences in the corporate governance practices applied by Nokia compared with those applied by the US companies under the NYSE corporate governance standards with the exception that Nokia complies with Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly issued shares or treasury shares require shareholder approval at the time of the delivery of the shares unless a shareholder approval has been granted through an authorization to the Board, a maximum of five years earlier. The NYSE corporate governance standards require that the equity compensation plans are approved by the company’s shareholders. Nokia aims to minimize the necessity for, or consequences of, conflicts between the laws of Finland and applicable non-domestic corporate governance standards. In addition to the Corporate Governance Guidelines adopted by the Board, the Committees of the Board have adopted charters that define each Committee’s main duties and operating principles. The Board has also adopted the Code of Conduct that applies to directors, executives, and employees of Nokia, as well as employees of Nokia’s wholly-owned affiliates and subsidiaries. 50 NOKIA IN 2020 General Meeting of Shareholders Board of Directors Audit Committee rnalCorporate Governance andInt Personnel Committee Technology Committee President and CEO

Corporate governance Our Board’s leadership structure consists of a Chair and Vice Chair elected annually by the Board, and confirmed by the independent directors of the Board from among the Board members upon the recommendation of the Corporate Governance and Nomination Committee. The Chair of the Board has certain specific duties as stipulated by Finnish law and our Corporate Governance Guidelines. The Vice Chair of the Board assumes the duties of the Chair of the Board in the event he or she is prevented from performing his or her duties. The independent directors of the new Board also confirm the election of the members and chairs for the Board’s Committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each Committee’s member qualification standards. These elections take place at the Board’s assembly meeting following the general meeting. Board diversity The Board has adopted principles concerning Board diversity describing our commitment to promoting diverse Board composition and how diversity is embedded into our processes and practices when identifying and proposing new Board candidates as well as re-election of current Board members. At Nokia, diversity is not a static concept but rather a relevant mix of required elements for the Board as a whole that evolves with time based on, among other things, the relevant business objectives and future needs of Nokia. The Board diversity is treated as a means of improvement and development rather than an end in itself. Diversity of our Board is considered from a number of aspects including, but not limited to, skills and experience, age, nationality, ethnicity, cultural and educational backgrounds, gender identity, sexual orientation as well as other individual qualities. Both genders shall be represented on the Board. Nokia acknowledges and supports the resolution adopted by the Finnish Government on February 17, 2015 on gender equality on the boards of directors of Finnish large and mid-cap listed companies. We report annually our objectives relating to both genders being represented on our Board, the means to achieve them, and the progress we have made in achieving them. We have met our aim to have representation of at least 40% of both genders on our Board. Board of Directors The operations of Nokia are managed under the direction of the Board, within the framework set by the Finnish Companies Act and Nokia’s Articles of Association as well as any complementary rules of procedure as defined by the Board, such as the Corporate Governance Guidelines and the charters of the Board’s Committees. Election and composition of the Board of Directors, election of the Chair and Vice Chair of the Board and the Chairs and members of the Board’s Committees Pursuant to the Articles of Association of Nokia Corporation, we have a Board that is composed of a minimum of seven and a maximum of 12 members. The Board is elected at least annually at each Annual General Meeting with a simple majority of the shareholders’ votes cast at the meeting. The term of a Board member begins at the closing of the general meeting at which he or she was elected, or later as resolved by the general meeting, and expires at the closing of the following Annual General Meeting. The Annual General Meeting convenes by June 30 annually. Currently there are six different nationalities represented in the Board and 44% of the Board members are female. Independence of the company and major shareholders(2) Corporate Governance and Nomination Committee(2) Year of Birth Audit Committee(2) Personnel Committee(2) Technology Committee(2) Gender Nationality Tenure(1) Sari Baldauf (Board Chair) Kari Stadigh (Board Vice Chair) Bruce Brown Thomas Dannenfeldt Jeanette Horan Edward Kozel Elizabeth Nelson Søren Skou Carla Smits-Nusteling Female Male Male Male Female Male Female Male Female 1955 1955 1958 1966 1955 1955 1960 1964 1966 Finnish Finnish American German British American American Danish Dutch 2 9 8 0 3 3 8 1 4 Independent Independent Independent Independent Independent Independent Independent Independent Independent Member Chair Member Member Member Chair Member Member Member Chair Member Member Member Member Member Member Chair Member (1) Terms as Nokia Board member before the Annual General Meeting on May 27, 2020. (2) As of May 27, 2020. Experience and skills of the Board members NOKIA IN 2020 51 General management and business operations Finance and accounting Chief Executive Officer Communications Service Provider market Chief Financial Officer Enterprise business Chief Technology Officer Technology

Corporate governance statement continued Members of the Board of Directors Until the Annual General Meeting held on May 27, 2020, the Board consisted of 10 members Sari Baldauf (Vice Chair), Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa (Chair), Søren Skou, Carla Smits-Nusteling and Kari Stadigh. The Annual General Meeting held on May 27, 2020 elected nine members to the Board for a term ending at the close of the next Annual General Meeting. Sari Baldauf, Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Søren Skou, Carla Smits-Nusteling and Kari Stadigh were re-elected and Thomas Dannenfeldt was elected as a new member. Following the meeting, the Board also elected Sari Baldauf to serve as the new Chair and Kari Stadigh as the new Vice Chair of the Board. Proposals of the Board of Directors to the Annual General Meeting 2021 were published on February 4, 2021. Elizabeth Nelson has informed that she will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Consequently, the Board proposes, on the recommendation of the Board’s Corporate Governance and Nomination Committee, that the following eight current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the next Annual General Meeting: Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou, Carla Smits-Nusteling, and Kari Stadigh. The Corporate Governance and Nomination Committee will also propose in the assembly meeting of the new Board of Directors that Sari Baldauf be re-elected as Chair of the Board and Kari Stadigh as Vice Chair of the Board, subject to their election to the Board of Directors. The current and proposed members of the Board are all non-executive. For the term that began at the Annual General Meeting 2020 and for the term starting from the Annual General Meeting 2021, all Board member candidates have been determined to be independent from Nokia and significant shareholders under the Finnish corporate governance rules and the rules of the NYSE, as applicable. Any possible changes impacting the independence assessment would be assessed as of the date of the Annual General Meeting. We do not have a policy concerning the combination or separation of the roles of the Chair of the Board and the President and CEO. Our leadership structure is dependent on our needs, shareholder value and other relevant factors applicable from time to time, while respecting the highest corporate governance standards. In 2020, the roles of the Chair of the Board and the President and CEO were separate. Biographical details of our current Board members Chair of the Board of Directors of Mandatum Life Insurance Company Limited 2001–2019. Chair of the Board of Directors of If P&C Insurance Holding Ltd 2002–2019. Member of the Board of Directors of Nordea Bank AB (publ) 2010–2018. Chair of the Board Risk Committee (BRIC) of Nordea Bank AB (publ) 2011–2018. Chair Sari Baldauf b. 1955 Chair of the Nokia Board. Board member since 2018. Chair since 2020. Member of the Corporate Governance and Nomination Committee and the Technology Committee. Master of Business Administration, Helsinki School of Economics and Business Administration, Finland. Bachelor of Science, Helsinki School of Economics and Business Administration, Finland. Honorary doctorates in Technology (Helsinki University of Technology, Finland) and Business Administration (Turku School of Economics and Business Administration and Aalto University School of Business, Finland). Executive Vice President and General Manager, Networks Business Group, Nokia, 1998–2005. Various executive positions at Nokia in Finland and the United States 1983–1998. Member of the Supervisory Board and Member of the Nomination Committee of Daimler AG. Member of Supervisory Board of Daimler Truck AG. Member of the Board of Directors and Chair of the Audit Committee of Aalto University. Chair of the Board of Directors of Vexve Armatury Oy. Senior Advisor of DevCo Partners Oy. Member of the Board of Directors of Demos Helsinki. Member of the Board of Directors and Member of the Executive Committee of Technology Industries of Finland. Member of the Supervisory Board of Deutsche Telekom AG 2012–2018. Chair of the Board of Directors of Fortum Oyj 2011–2018. Member of the Board of Directors of Akzo Nobel 2012–2017. Bruce Brown b. 1958 Nokia Board member since 2012. Chair of the Personnel Committee. Member of the Corporate Governance and Nomination Committee and the Technology Committee. MBA Xavier University, the United States. BS (Chemical Engineering), Polytechnic Institute of New York University, the United States. Chief Technology Officer of the Procter & Gamble Company 2008–2014. Various executive and managerial positions in Baby Care, Feminine Care, and Beauty Care units of the Procter & Gamble Company since 1980 in the United States, Germany and Japan. Member of the Board of Directors, the Audit Committee and the Nominating and Corporate Governance Committee of P. H. Glatfelter Company. Member of the Board of Directors, the Audit Committee and the Compensation Committee of Medpace Inc 2016–2019. Member of the Board of Directors of Agency for Science, Technology & Research (A*STAR) in Singapore 2011–2018. Thomas Dannenfeldt b. 1966 Nokia Board member since 2020. Member of the Audit Committee and the Technology Committee. Degree in Mathematics, University of Trier, Germany. Chief Financial Officer of Deutsche Telekom AG 2014–2018. Chief Financial Officer of Deutsche Telekom’s German operations 2010–2014. Various operational positions (sales, marketing, customer care, finance and procurement in fixed and mobile business, national and international positions) in Deutsche Telekom 1992–2010. Chair of the Supervisory Board of CECONOMY AG and member of the Board of Advisors at axxessio GmbH. Member of the Board of Directors of T-Mobile US 2013–2018 and Buy-In 2013–2018. Chair of the Board of Directors of T-Systems International 2013–2018 and EE 2014–2016. Vice Chair Kari Stadigh b. 1955 Vice Chair of the Nokia Board. Board member since 2011. Vice Chair since 2020. Chair of the Corporate Governance and Nomination Committee and member of the Personnel Committee. Master of Science (Eng.), Helsinki University of Technology, Finland. Bachelor of Business Administration, Hanken School of Economics, Helsinki, Finland. Group CEO and President of Sampo plc 2009–2019. Deputy CEO of Sampo plc 2001–2009. President of Sampo Life Insurance Company Limited 1999–2000. President of Nova Life Insurance Company Ltd 1996–1998. President and COO of Jaakko Pöyry Group 1991–1996. Member of the Board of Directors of Metso Outotec Corporation. 52 NOKIA IN 2020

Corporate governance Jeanette Horan b. 1955 Nokia Board member since 2017. Member of the Audit Committee and the Technology Committee. MBA, Business Administration and Management, Boston University, the United States. BSc, Mathematics, University of London, the United Kingdom. Various executive and managerial positions in IBM 1998–2015. Vice President of Digital Equipment Corporation 1994–1998. Vice President, Development of Open Software Foundation 1989–1994. Member of the Supervisory Board at Wolters Kluwer, and the Chair of the Remuneration Committee. Member of the Board of Advisors at Jane Doe No More, a non-profit organization. Member of the Board of Directors of the Ridgefield Symphony Orchestra, a non-profit organization. Member of the Board of Advisors of Cybereason 2017–2018. Member of the Board of Directors of West Corporation 2016–2017 and Microvision 2006–2017. Chair Sari Baldauf Vice Chair Kari Stadigh Bruce Brown Thomas Dannenfeldt Edward Kozel Jeanette Horan Edward Kozel b. 1955 Nokia Board member since 2017. Chair of the Technology Committee and member of the Audit Committee. Degree in Electrical Engineering and Computer Science, University of California, the United States. President and CEO of Range Networks 2013–2014. Owner of Open Range 2000–2013. Chief Technology and Innovation Officer and member of the Board of Management of Deutsche Telekom 2010–2012. CEO of Skyrider 2006–2008. Managing Director of Integrated Finance 2005–2006. Senior Vice President, Business development and Chief Technology Officer and Board Member of Cisco 1989–2001. Member of the Advisory Board at Telia Ventures. Various Board Memberships in 1999–2009. NOKIA IN 2020 53

Corporate governance statement continued Elizabeth Nelson b. 1960 Nokia Board member since 2012. Member of the Audit Committee and the Personnel Committee. MBA (Finance), the Wharton School, University of Pennsylvania, the United States. BS (Foreign Service), Georgetown University, the United States. Executive Vice President and Chief Financial Officer, Macromedia, Inc. 1997–2005. Vice President, Corporate Development, Macromedia, Inc. 1996–1997. Various roles in Corporate Development and International Finance, Hewlett-Packard Company 1988–1996. Chair of the Board of Directors of DAI. Independent Member of the Board of Directors and Chair of the Audit Committee of Upwork Inc. Independent Member of the Board of Directors and Chair of the Audit Committee of Berkeley Lights, Inc. Independent Lead Director and Chair of the Audit Committee of Zendesk Inc 2013–2019. Member of the Board of Directors of Pandora Media 2013–2017. Carla Smits-Nusteling b. 1966 Nokia Board member since 2016. Chair of the Audit Committee and member of the Corporate Governance and Nomination Committee. Master’s Degree in Business Economics, Erasmus University Rotterdam, the Netherlands. Executive Master of Finance and Control, Vrije University Amsterdam, the Netherlands. Member of the Board of Directors and Chief Financial Officer of KPN 2009–2012. Various financial positions in KPN 2000–2009. Various financial and operational positions in TNT/PTT Post 1990–2000. Member of the Supervisory Board since 2013 and Chair of the Audit Committee of ASML. Chair of the Board of Directors of TELE2 AB. Member of the Board of Directors, Chair of the Audit Committee and member of the Remuneration and Nomination Committee of Allegro.eu SA. Member of the Board of Directors of the Stichting Continuïteit Ahold Delhaize (SCAD) foundation. Lay Judge in the Enterprise Court of the Amsterdam Court of Appeal since 2015. Member of the Management Board of the Unilever Trust Office 2015-2019. Due to transitioning from one board to another, Carla Smits-Nusteling temporarily holds four audit committee positions in public companies, including Nokia. She recently joined the Board and Audit Committee of Allegro.eu SA while she will step down from the ASML Board and Audit Committee on April 29, 2021. As required under the NYSE corporate governance standards, the Board has determined that her ability to effectively serve on Nokia’s Audit Committee is not impaired due to this short period of serving on more than three audit committees of listed companies. Elizabeth Nelson Søren Skou Carla Smits-Nusteling Søren Skou b. 1964 CEO of A.P. Møller Mærsk A/S. Nokia Board member since 2019. Member of the Personnel Committee. MBA (honours), IMD, Switzerland. Business Administration, Copenhagen Business School, Denmark. Maersk International Shipping Education (M.I.S.E.). Maersk Line Copenhagen CEO 2012–2016. Maersk Tankers Copenhagen CEO 2001–2011. Maersk Tankers Copenhagen Head of Crude and Product 1999–2001. Maersk Line Copenhagen Head of Department 1997–1998. Maersk Line Beijing Operations Manager 1994–1996. Maersk Line Copenhagen and New Jersey, Charterer and other roles 1983–1994. Member of International Council of Containership Operators (ICCO). . 54 NOKIA IN 2020

Corporate governance commitments that may not be exceeded without a separate Board approval. In risk management policies and processes, the Board’s role includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Risk management policies and processes are integral parts of Board deliberations and risk-related updates are provided to the Board on a recurring basis. For a more detailed description of our risk management policies and processes, refer to “—Risk management, internal control and internal audit functions at Nokia—Main features of risk management systems” below. Under our Corporate Governance Guidelines, the Board monitors the sustainability activities of the company, covering variety of environmental and social matters, and it periodically reviews the company’s related targets and performance. The Group Leadership Team decides on the environmental and social approach and key targets, and the key targets are incorporated into the ongoing performance management and related monthly business reviews of the business groups by the Group Leadership Team. In addition, the Board Committees monitor environmental and social developments in their respective areas of responsibilities, which in 2020 included for the Audit Committee the implementation planning of climate related financial reporting and reviewing the use of conflict minerals in the company’s products, Personnel Committee the incorporation of environmental and social targets in the incentive structures, and Corporate Governance and Nomination Committee the assessment of the environmental, social and governance (ESG) related governance trends. The business groups and other units are responsible for the implementation the ESG policies and instructions to their operations. The Board has the responsibility for appointing and discharging the President, the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer. Since August 2020, Pekka Lundmark has served as the President and CEO. His rights and responsibilities include those allotted to the President under Finnish law and he also chairs the Group Leadership Team. The Board approves and the independent directors of the Board confirm the compensation and terms of employment of the President and CEO, subject to the requirements of Finnish law, upon the recommendation of the Personnel Committee of the Board. The compensation and employment conditions of the other members of the Group Leadership Team are approved by the Personnel Committee upon the recommendation of the President and CEO. Board evaluation In line with our Corporate Governance Guidelines, the Board conducts an annual performance evaluation, which also includes evaluation of the Board Committees’ work, the Board and Committee Chairs and individual Board members. The Board evaluation is conducted as a self-evaluation while an external evaluator is periodically engaged. In 2020, the evaluation process included both numeric assessments and the possibility to provide more detailed written and verbal comments. Feedback is also requested from selected members of management as part of the Board evaluation process. Each year, the results of the evaluation are discussed and analyzed by the entire Board and improvement actions are agreed based on such discussion. Operations of the Board of Directors The Board represents and is accountable to the shareholders of Nokia. While its ultimate statutory accountability is to the shareholders, the Board also takes into account the interests of the Company’s other stakeholders. The Board’s responsibilities are active, not passive, and include the responsibility to evaluate the strategic direction of Nokia, its management policies and the effectiveness of the implementation of such by the management on a regular basis. It is the responsibility of the members of the Board to act in good faith and with due care, so as to exercise their business judgement on an informed basis, in a manner that they reasonably and honestly believe to be in the best interests of Nokia and its shareholders. In discharging that obligation, the members of the Board must inform themselves of all relevant information reasonably available to them. The Board and each Board Committee also have the power to appoint independent legal, financial or other advisors as they deem necessary. The Company will provide sufficient funding to the Board and to each Committee to exercise their functions and provide compensation for the services of their advisors. The Board is ultimately responsible for monitoring and reviewing Nokia’s financial reporting process, effectiveness of related control and audit functions and the independence of Nokia’s external auditor, as well as for monitoring the statutory audit of the annual and consolidated financial statements. The Board’s responsibilities also include overseeing the structure and composition of our top management and monitoring legal compliance and the management of risks related to our operations. In doing so, the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial and non-financial Meetings of the Board of Directors The Board held 20 meetings excluding Committee meetings during 2020, of which approximately 60% were meetings in person/by video. In 2020, these meetings were mainly conducted by access via video as a consequence of travel restrictions in place due to the COVID-19 pandemic. The other meetings were held in writing. Meetings in person/ by video Meetings in writing Attendance in all meetings % Full Board Audit Committee Corporate Governance and Nomination Committee Personnel Committee Technology Committee 12 6 3 6 4 8 0 1 2 0 100 93 100 98 100 NOKIA IN 2020 55

Corporate governance statement continued Directors’ attendance at the Board and Committee meetings in 2020 is set forth in the table below: Corporate Governance and Nomination Committee meetings % Audit Committee meetings % Personnel Committee meetings % Technology Committee meetings % Board meetings % Sari Baldauf (Board Chair) Kari Stadigh (Board Vice Chair) Bruce Brown Thomas Dannenfeldt (from May 27, 2020) Jeanette Horan Edward Kozel Elizabeth Nelson Olivier Piou (until May 27, 2020) Risto Siilasmaa (until May 27, 2020) Søren Skou Carla Smits-Nusteling 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 83 100 67 88 100 100 100 100 100 100 Additionally, many of the directors attended, as non-voting observers, meetings of a Committee of which they were not a member. Directors meet without management in connection with each regularly scheduled meeting. According to Board practices, meetings without management present would only be attended by non-executive directors and be chaired by the non-executive Chair of the Board. If the non-executive Chair of the Board is unable to chair these meetings, the non-executive Vice Chair of the Board chairs the meeting. Additionally, the independent directors would meet separately at least once annually. In 2020, all members of the Board were non-executive and determined to be independent from Nokia and significant shareholders under the Finnish corporate governance standards and the rules of the NYSE. In order to prevent the spread of the COVID-19 pandemic, the Board of Directors resolved pursuant to the temporary legislation approved by the Finnish Parliament on April 24, 2020 to hold the Annual General Meeting 2020 without the presence of shareholders, their proxy advisors, the Board and the management. Only the Chair of the Board Risto Siilasmaa was present in person to open the meeting. Committees of the Board of Directors The Board of Directors has four committees that assist the Board in its duties pursuant to their respective committee charters. The Board may also establish ad hoc committees for detailed reviews or consideration of particular topics to be proposed for the approval of the Board. Any director who so wishes may attend, as a non-voting observer, meetings of committees of which they are not members. Board of Directors Corporate Governance and Nomination Committee Audit Committee Personnel Committee Technology Committee Oversees the accounting and financial reporting processes of Nokia and the audits of its financial statements as well as the internal controls and compliance program. Prepares the proposals for the general meetings in respect of the composition of the Board and the director remuneration to be approved by the shareholders, and monitors issues and practices related to corporate governance and proposes necessary actions in respect thereof. Oversees the personnel-related policies and practices at Nokia. Assists the Board in discharging its responsibilities in relation to all compensation, including equity compensation, of the company’s executives and their terms of employment. Engages in a dialogue with and provides opinions and advice to management with respect to significant innovation and technology strategies of the company which are formulated and executed by the management of the company. The Audit Committee The Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE. From May 27, 2020, the Audit Committee has consisted of the following five members of the Board: Carla Smits-Nusteling (Chair), Thomas Dannenfeldt, Jeanette Horan, Edward Kozel and Elizabeth Nelson. The Committee is responsible for assisting the Board in the oversight of: ■ the quality and integrity of the company’s financial statements and related disclosures; ■ the statutory audit of the company’s financial statements; ■ the external auditor’s qualifications and independence; ■ the performance of the external auditor subject to the requirements of Finnish law; ■ the performance of the company’s internal controls and risk management and assurance function; ■ the performance of the internal audit function; ■ the Company’s compliance with legal and regulatory requirements, including the performance of its ethics and compliance program; and ■ the pension liabilities, taxation and cybersecurity of the company. 56 NOKIA IN 2020

Corporate governance The Audit Committee meets a minimum of four times a year based on a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of Nokia’s management, heads of the internal audit, and ethics and compliance functions, and the external auditor in connection with each regularly scheduled meeting. The head of the internal audit function has, at all times, direct access to the Audit Committee, without the involvement of management. Audit Committee pre-approval policies and procedures The Audit Committee of the Board is responsible, among other matters, for oversight of the external auditor’s independence, subject to the requirements of applicable legislation. The Audit Committee has adopted a policy regarding an approval procedure of audit services performed by the external auditors of Nokia Group and permissible non-audit services performed by the principal external auditor of the Nokia Group (the “Pre-approval Policy”). Under the Pre-approval Policy, proposed services either: (i) may be pre-approved by the Audit Committee in accordance with certain service categories described in the Pre-approval Policy (general pre-approval); or (ii) require the specific pre-approval of the Audit Committee (specific pre-approval). The Pre-approval Policy sets out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related (including services related to internal controls and significant mergers and acquisitions projects), tax and other services are subject to specific pre-approval by the Audit Committee. All service requests concerning generally pre-approved services will be submitted to an appointed Audit Committee delegate within management, who will determine whether the services are within the services generally pre-approved. The Pre-approval Policy is subject to annual review by the Audit Committee. The Audit Committee establishes budgeted fee levels annually for each of the categories of audit and non-audit services that are pre-approved under the Pre-approval Policy, namely, audit, audit-related, tax and other services. At each regular meeting of the Audit Committee, the auditor provides a report in order for the Audit Committee to review the services that the auditor is providing, as well as the cost of those services. The Corporate Governance and Nomination Committee The Committee consists of three to five members of the Board who meet all applicable independence requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE. From May 27, 2020 the Corporate Governance and Nomination Committee has consisted of the following four members of the Board: Kari Stadigh (Chair), Sari Baldauf, Bruce Brown and Carla Smits-Nusteling. The Committee fulfills its responsibilities by: ■ actively identifying individuals qualified to be elected members of the Board as well as considering and evaluating the appropriate level and structure of director remuneration; ■ preparing and evaluating the principles regarding Board diversity; ■ preparing proposals to the shareholders on the director nominees for election at the general meetings as well as director remuneration; ■ monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; ■ assisting the Board and each Committee of the Board in its annual performance evaluations, including establishing criteria to be applied in connection with such evaluations; ■ developing and recommending to the Board and administering Nokia’s Corporate Governance Guidelines; and ■ reviewing Nokia’s disclosure in the corporate governance statement. The Committee has the power and practice to appoint a recruitment firm to identify appropriate new director candidates. In discharging its oversight role, the Audit Committee has full access to all company books, records, facilities and personnel. The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns relating to accounting or auditing matters. Nokia’s disclosure controls and procedures, which are reviewed by the Audit Committee and approved by the President and CEO and the Chief Financial Officer, as well as the internal controls over financial reporting, are designed to provide reasonable assurance regarding the quality and integrity of the company’s financial statements and related disclosures. For further information on internal control over financial reporting, refer to “–Risk management, internal control and internal audit functions at Nokia–Description of internal control procedures in relation to the financial reporting process” below. Under Finnish law, an external auditor is elected by a simple majority vote of the shareholders at the Annual General Meeting for one year at a time. The Audit Committee prepares the proposal to the shareholders, upon its evaluation of the qualifications and independence of the external auditor, of the nominee for election or re-election. Under Finnish law, the fees of the external auditor are also approved by the shareholders by a simple majority vote at the Annual General Meeting. The Committee prepares the proposal to the shareholders in respect of the fees of the external auditor, and approves the external auditor’s annual audit fees under the guidance given by the Annual General Meeting. For information about the fees paid to Nokia’s external auditor, Deloitte Oy, during 2020, refer to “Auditor fees and services” below. The Board has determined that all members of the Audit Committee, including its Chair, Carla Smits-Nusteling, are “audit committee financial experts” as defined in the requirements of Item 16A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC). Ms. Smits-Nusteling and each of the other members of the Audit Committee are “independent directors” as defined by Finnish law and Finnish Corporate Governance Code and in Section 303A.02 of the NYSE Listed Company Manual. NOKIA IN 2020 57

Corporate governance statement continued ■ high-level risks and opportunities associated with the company’s Research and Development Programs; and ■ the company’s technological competitiveness and new strategic technology initiatives. Group Leadership Team and the President and CEO We have a Group Leadership Team that is responsible for the operative management of Nokia. The Board appoints the Chair of the Group Leadership team. The Group Leadership Team is chaired by the President and CEO. The President and CEO’s rights and responsibilities include those allotted to the President under Finnish law. On December 31, 2020, the Group Leadership Team consisted of 17 members representing nine different nationalities and 24% of the members were female. On October 29, 2020, we announced changes to our operating model and resulting appointments to the Group Leadership Team taking effect on January 1, 2021. At present, our Group Leadership Team consists of 10 members, including the President and CEO, representing seven different nationalities and 20% of the members are female. The Personnel Committee The Committee consists of a minimum of three members of the Board who meet all applicable independence requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE. From May 27, 2020 the Personnel Committee has consisted of the following four members of the Board: Bruce Brown (Chair), Elizabeth Nelson, Søren Skou and Kari Stadigh. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding: ■ compensation of the company’s top executives and their terms of employment; ■ all equity-based plans; ■ incentive compensation plans, policies and programs of the company affecting executives; and ■ other significant incentive plans. The Committee is responsible for overseeing compensation philosophy and principles and ensuring the Company’s compensation programs are performance-based, and designed to contribute to long-term shareholder value creation and alignment to shareholders’ interests, properly motivate management, and support overall corporate strategies. The Technology Committee The Committee consists of a minimum of three members of the Board who meet applicable independence requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE and have such skills in innovation, technology and science matters as the Board determines adequate from time to time. From May 27, 2020 the Technology Committee has consisted of the following five members of the Board: Edward Kozel (Chair), Sari Baldauf, Bruce Brown, Thomas Dannenfeldt and Jeanette Horan. In its dialogue with and provision of opinions and advice to the management, the Committee will periodically review: ■ the company’s approach to major technological innovations; ■ key technology trends that may result in disruptive threats or opportunities; On GLT on January 1, 2021 Name Position Gender Year of birth Nationality On GLT since Pekka Lundmark Nassib Abou-Khalil Basil Alwan Nishant Batra Ricky Corker Barry French Sanjay Goel Bhaskar Gorti Federico Guillén President and CEO Chief Legal Officer Co-president of IP/Optical Networks Chief Strategy and Technology Officer President of Customer Operations, Americas(1) Chief Marketing Officer President of Global Services President of Nokia Software President of Customer Operations Officer, EMEA & APAC(2) President of Nokia Technologies President of Fixed Networks Co-president of IP/Optical Networks President of Nokia Enterprise(3) Chief Strategy Officer President of Mobile Networks Chief Technology Officer and President of Bell Labs Chief Human Resources Officer Chief Financial Officer Male Male Male Male Male Male Male Male Male 1963 1972 1962 1978 1967 1963 1967 1966 1963 Finnish Dutch American Indian Australian American Indian American Spanish 2020 2019 2016 2021 2019 2016 2018 2016 2016 Yes Yes – – Yes – – – Yes Jenni Lukander Sandra Motley Sri Reddy Raghav Sahgal Gabriela Styf Sjӧman Tommi Uitto Marcus Weldon Stephanie Werner-Dietz Marco Wirén Female Female Male Male Female Male Male Female Male 1974 1959 1964 1962 1969 1969 1968 1972 1966 Finnish American American American Swedish Finnish British German Finnish 2019 2019 2018 2020 2019 2019 2017 2020 2020 Yes – – Yes – Yes – Yes Yes (1) As of January 1, 2021 Chief Customer Experience Officer (2) As of January 1, 2021 President of Network Infrastructure (3) As of January 1, 2021 President of Cloud and Networks Services 58 NOKIA IN 2020

Corporate governance Biographical details of the current members of the Nokia Group Leadership Team Nassib Abou-Khalil b. 1972 Chief Legal Officer (CLO). Group Leadership Team member since 2019. Joined Nokia in 2014. Bachelor of Arts (Political Sciences), Civil Law (LL.L.), Common Law (LL.B.) and Master of Law (LL.M), University of Ottawa, Canada. Deputy Chief Legal Officer, Business, Nokia 2019. General Counsel, Customer Operations, Nokia 2016–2019. Head of Legal & compliance, MEA, Nokia 2014–2015. Head of Public Policy, Europe, Middle East & Africa, and General Counsel, Middle East & Africa, Yahoo!, 2010–2014. Regional Counsel, Middle East & Africa and India, GE Oil & Gas, 2007–2010. Regulatory Counsel, Etisalat, 2006–2007. Various legal counsel roles, TMF Netherlands 2002–2006. Legal articling, Fasken Martineau 1999–2001. Ricky Corker b. 1967 Chief Customer Experience Officer (CCXO). Group Leadership Team member since 2019. Joined Nokia in 1993. Bachelor in Communications and Electronic Engineering from the Royal Melbourne Institute of Technology, Australia. President of Customer Operations, Americas, Nokia, 2019–2020. Executive Vice President and President of North America, Nokia, 2011–2018. Head of Asia Pacific, Nokia Siemens Networks, 2009–2011. Head of Asia North Region, Nokia Siemens Networks, 2008–2009. Head of Hutchison Global Customer Business Team, Nokia Siemens Networks, 2007–2008. Vice President Asia Pacific, Nokia Networks, 2005–2007. Lead Sales Director Asia Pacific, Nokia Networks, 2004–2005. Account Director Telstra, Nokia Networks, 2002–2003. Account Director Vodafone Australia and New Zealand, and Sales Director Vodafone Asia Pacific Customer Business Team, Nokia Networks, 2001–2002. Commercial Director Global Accounts British Telecom, Nokia Networks, 2001. Senior sales and marketing positions at Nokia, 1993–2001. Pekka Lundmark Pekka Lundmark b. 1963 President and Chief Executive Officer of Nokia Corporation as of August 1, 2020. Master of Science, Department of Technical Physics, Helsinki University of Technology, Finland. President and CEO, Fortum Corporation 2015-2020. President and CEO, Konecranes Plc 2005–2015 and Group Executive Vice President 2004–2005. President and CEO, Hackman Oyj Abp 2002–2004. Managing Partner, Startupfactory 2000–2002. Various executive positions at Nokia 1990–2000. Commissioner, Broadband Commission for Sustainable Development. Member of the Board, Climate Leadership Council. Member of the Board, Research Institute of the Finnish Economy (ETLA) and Finnish Business and Policy Forum (EVA). International Member of the Academy, Royal Swedish Academy of Engineering Sciences (IVA). Member of the Board, Finnish Athletics Federation. Chairman of the Board, Confederation of Finnish Industries, 2019–2020. Member of the Board, East Office of Finnish Industries, 2009–2020. Chairman of the Board, Finnish Energy, 2016–2018. Nassib Abou-Khalil Nishant Batra Nishant Batra b. 1978 Chief Strategy and Technology Officer (CSTO). Group Leadership Team member since 2021. Joined Nokia in 2021. MBA from INSEAD. Master’s degree in Telecommunications and a master’s degree in Computer Science, Southern Methodist University, Dallas, US Bachelor’s degree in Computer Applications, Devi Ahilya University, India. Previously Executive Vice President and Chief Technology Officer, Veoneer, Inc. 2018-2021. Prior to Veoneer Inc. held several senior positions at Ericsson for 12 years in the US, Sweden and India. Independent member of the Board of Directors, Sensys Gatso Group. Ricky Corker NOKIA IN 2020 59

Corporate governance statement continued Federico Guillén b. 1963 President of Network Infrastructure. Group Leadership Team member since 2016. Joined Nokia in 2016. Degree in Telecommunications Engineering, ETSIT at Universidad Politécnica de Madrid, Spain. Master’s degree in Switching & Communication Architectures, ETSIT at Universidad Politécnica de Madrid, Spain. Master’s Degree in International Management, ESC Lyon and Alcatel, France. President of Customer Operations, Europe, Middle East & Africa and Asia Pacific, Nokia, 2018–2020. President of Fixed Networks, Nokia, 2016–2018. President of Fixed Networks, Alcatel-Lucent, 2013–2016. President and Chief Senior Officer of Alcatel-Lucent Spain and Global Account Manager Telefónica, Alcatel-Lucent, 2009–2013. Vice President Sales of Vertical Market Sales in Western Europe, Alcatel-Lucent, 2009. Head of Regional Support Center, Fixed Access Division for South Europe, Middle East & Africa, India and Caribbean & Latin America, Alcatel-Lucent, 2007–2009. President and Chief Senior Officer, Alcatel Mexico and Global Account Manager, Telmex, 2003–2007. Various R&D, portfolio and sales management positions with Telettra in Spain, and then with Alcatel in Spain, Belgium and the United States 1989–2003. Jenni Lukander b. 1974 President of Nokia Technologies. Group Leadership Team member since 2019. Joined Nokia in 2007. Master of Laws, University of Helsinki, Finland. Senior Vice President, Head of Patent Business, Nokia 2018–2019. Vice President, Head of Patent Licensing, Nokia 2018. Vice President, Head of Litigation and Competition Law, Nokia 2016–2018. Director, Head of Regulatory and Competition Law, Nokia 2015–2016. Director, Head of Competition Law, Nokia 2011–2015. Senior Legal Counsel, Nokia 2007–2011. Visiting lawyer, Nokia, 2001. Lawyer, Roschier Ltd. 1999–2007. Tommi Uitto b. 1969 President of Mobile Networks. Group Leadership Team member since 2019. Joined Nokia in 1996. Master’s degree in industrial management, Helsinki University of Technology, Finland. Master’s degree in operations management, Michigan Technological University, the United States. Senior Vice President, Global Product Sales, Mobile Networks, Nokia 2016–2018. Senior Vice President, Global Mobile Broadband Sales, Customer Operations, Nokia Networks, 2015–2016. Senior Vice President, West Europe, Customer Operations, Nokia Networks, 2013–2015. Head of Radio Cluster (Senior Vice President), Mobile Broadband, Nokia Siemens Networks, 2012–2013. Head of Global LTE Radio Access Business Line (Vice President) and Quality, Mobile Broadband, Nokia Siemens Networks, 2011–2012. Head of Product Management, Network Systems, Nokia Siemens Networks, 2010. Head of Product Management, Radio Access, Nokia Siemens Networks, 2009. Head of WCDMA/HSPA and Radio Platforms Product Management, Nokia Siemens Networks, 2008. Head of WCDMA/HSPA Product Line Management, Nokia Siemens Networks, 2007. General Manager, Radio Controller Product Management, Nokia Networks, 2005–2007. Director, Sales & Marketing (Lead Sales Director), France Telecom/Orange Nokia Networks, 2002–2005. Operations Director, Northeast Europe, Central & Eastern Europe and Middle East, Nokia Networks, 1999–2002. Federico Guillén Jenni Lukander Raghav Sahgal b. 1962 President of Cloud and Network Services. Group Leadership Team member since 2020. Joined Nokia in 2017. Master of Science in Computer Systems Management, University of Maryland, United States. Bachelor of Science in Computer Engineering, Tulane University, New Orleans, United States. Executive Business Certificate in General Management, Harvard University, United States. President of Nokia Enterprise, 2020. Senior Vice President, Nokia Software, 2017–2020. President, NICE Ltd. Asia Pacific and the Middle East, 2010–2017. Advisory Board Member, Orga Systems, 2010–2014. Vice President, Communications Business Unit, Asia Pacific & Japan, Oracle, 2008–2010. Chief Business Officer, Comverse, 2005–2006. Executive Vice President, Asia Pacific, CSG, 2002–2005. Vice President, Software Products Group Asia Pacific, Lucent Technologies, 2000–2002. Raghav Sahgal Tommi Uitto 60 NOKIA IN 2020

Corporate governance Stephanie Werner-Dietz Stephanie Werner-Dietz b. 1972 Chief People Officer (CPO). Group Leadership Team member since 2020. Joined Nokia in 1998. Diploma in Applied business languages (Chinese) and International business studies, University of Applied Sciences, Bremen, Germany. Vice President, Global HR Center of Expertise, Nokia, 2018–2019. Vice President, Business HR Head for Nokia Corporate Functions, Nokia, 2016–2018. Head of Business HR for Chief Finance and Operations Officer/Organization, Nokia, 2012–2015. Head of Nokia Siemens Networks Business Talent, Leadership & Organization Development, Nokia Siemens Networks, 2011–2012. Head of Business HR, Nokia Radio Access, 2007–2011. Head of HR Emerging Markets, Romania, Nokia, 2007. Senior HR Manager, Strategic Projects, US, Nokia, 2004–2006. HR Manager Global Platforms, Nokia, 2001–2004. HR Country Manager for the Philippines, Nokia, 1999–2001. HR Manager, Nokia Networks for Switzerland, Nokia, 1998–1999. Marco Wirén b. 1966 Chief Financial Officer (CFO). Group Leadership Team member since 2020. Joined Nokia in 2020. Master’s degree in Business Administration, University of Uppsala. Studies in management and strategic leadership, including at Duke Business School, IMD, and Stockholm School of Economics. President, Wärtsilä Energy and Executive Vice President, Wärtsilä Group, 2018–2020. Executive Vice President and CFO, Wärtsilä Group, 2013–2018. Executive Vice President and CFO, SSAB Group, 2008–2013. Vice President, Business Control, SSAB Group, 2007–2008. CFO, Eltel Networks, 2006–2007. Vice President of Business development, Eltel Networks, 2004–2005. Head of Service Division, Eltel Networks, 2003–2004. Vice President, Corporate Development, Eltel Networks, 2002–2003. Vice President, Strategy & Business Development, NCC Group, 1999–2002. Head of Strategic Planning, NCC Group, 1998–1999. Group Controller, NCC Group, 1996–1998. Vice Chair of the Board of Directors and Chair of the Audit Committee, Neste Corporation. Marco Wirén NOKIA IN 2020 61

Corporate governance statement continued Furthermore, the following changes took place within the Group Leadership Team: ■ Ricky Corker, President of Customer Operations, Americas, was appointed Chief Customer Experience Officer as of January 1, 2021; ■ Federico Guillén, President of Customer Operations, EMEA & APAC, was appointed President of Network Infrastructure as of January 1, 2021; and ■ Raghav Sahgal, President of Nokia Enterprise, was appointed President of Cloud and Network Services as of January 1, 2021. in overseeing risk includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Description of internal control procedures in relation to the financial reporting process The management is responsible for establishing and maintaining adequate internal control over financial reporting for Nokia. Our internal control over financial reporting is designed to provide reasonable assurance to the management and the Board regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. The management conducts a yearly assessment of Nokia’s internal controls over financial reporting in accordance with the Committee of Sponsoring Organizations framework (the “COSO framework”, 2013) and the Control Objectives for Information and Related Technology (COBIT) framework of internal controls. The assessment is performed based on a top-down risk assessment of our financial statements covering significant accounts, processes and locations, corporate-level controls and information systems’ general controls. As part of its assessment, the management has documented: ■ the corporate-level controls, which create the “tone from the top” containing the Nokia values and Code of Conduct and which provide discipline and structure to decision-making processes and ways of working. Selected items from our operational mode and governance principles are separately documented as corporate-level controls; ■ the significant processes: (i) give a complete end-to-end view of all financial processes; (ii) identify key control points; (iii) identify involved organizations; (iv) ensure coverage for important accounts and financial statement assertions; and (v) enable internal control management within Nokia; ■ the control activities, which consist of policies and procedures to ensure the management’s directives are carried out and the related documentation is stored according to our document retention practices and local statutory requirements; and ■ the information systems’ general controls to ensure that sufficient IT general controls, including change management, system development and computer operations, as well as access and authorizations, are in place. Summary of changes in the Group Leadership Team in 2020 and thereafter During 2020 and thereafter, the following new appointments were made to the Group Leadership Team: ■ Stephanie Werner-Dietz, Chief Human Resources Officer, as of January 1, 2020; ■ Raghav Sahgal,President of Nokia Enterprise, as of June 1, 2020; ■ Pekka Lundmark, President and CEO and Chair of the Group Leadership Team, as of August 1, 2020; ■ Marco Wirén, Chief Financial Officer, as of September 1, 2020; ■ Nishant Batra, Chief Strategy and Technology Officer, as of January 18, 2021. During 2020, the following members of the Group Leadership Team stepped down from the Group Leadership Team: ■ Kathrin Buvac, President of Nokia Enterprise, as of May 31, 2020; ■ Rajeev Suri, President and CEO and the Chair of the Group Leadership Team, as of July 31, 2020; ■ Kristian Pullola, Chief Financial Officer, as of August 31, 2020; ■ Basil Alwan, Co-president of IP/Optical Networks, as of December 31, 2020; ■ Barry French, Chief Marketing Officer, as of December 31, 2020; ■ Sanjay Goel, President of Global Services, as of December 31, 2020; ■ Bhaskar Gorti, President of Nokia Software, as of December 31, 2020; ■ Sandra Motley, President of Fixed Networks, as of December 31, 2020; ■ Sri Reddy, Co-president of IP/Optical Networks, as of December 31, 2020; ■ Gabriela Styf Sjӧman, Chief Strategy Officer, as of December 31, 2020; and ■ Marcus Weldon, Chief Technology Officer and President of Bell Labs, as of December 31, 2020. Risk management, internal control and internal audit functions at Nokia Main features of risk management systems We have a systematic and structured approach to risk management. Key risks and opportunities are primarily identified against business targets either in business operations or as an integral part of strategy and financial planning. Risk management covers strategic, operational, financial, compliance and hazard risks. Key risks and opportunities are analyzed, managed and monitored as part of business performance management with the support of risk management personnel and the centralized Enterprise Risk Management function. The principles documented in the Nokia Enterprise Risk Management Policy, which is approved by the Audit Committee of the Board, require risk management and its elements to be integrated into key processes. One of the core principles is that the business or function head is also the risk owner, although all employees are responsible for identifying, analyzing and managing risks, as appropriate, given their roles and duties. Our overall risk management concept is based on managing the key risks that would prevent us from meeting our objectives, rather than solely focusing on eliminating risks. In addition to the principles defined in the Nokia Enterprise Risk Management Policy, other key policies reflect implementation of specific aspects of risk management. Key risks and opportunities are reviewed by the Group Leadership Team and the Board in order to create visibility on business risks as well as to enable prioritization of risk management activities. Overseeing risk is an integral part of the Board’s deliberations. The Board’s Audit Committee is responsible for, among other matters, risk management relating to the financial reporting process and assisting the Board’s oversight of the risk management function. The Board’s role 62 NOKIA IN 2020

Corporate governance Related party transactions We determine and monitor related parties in accordance with the International Accounting Standards (IAS 24) and other applicable regulations. We maintain information of our related parties as well as monitor and assess related party transactions. As a main principle, all transactions are conducted at arm’s-length and are considered to be part of the ordinary course of business. In an exceptional case where these principles would be deviated from, the company would set up a separate process to determine related parties and seek relevant approvals in accordance with internal guidelines and applicable regulations. Closed window Persons discharging managerial responsibilities are subject to a closed window period of 30 calendar days preceding the disclosure of Nokia’s quarterly or annual result announcements, as well as the day of the disclosure. During the closed window period, persons discharging managerial responsibilities are prohibited from dealing in Nokia’s financial instruments. Nokia has imposed this closed window period also on separately designated financial reporting persons who are recurrently involved with the preparation of Nokia’s quarterly and annual results announcements. These persons are separately notified of their status as designated financial reporting persons. Insider registers Nokia does not maintain a permanent insider register. Insiders are identified on a case-by-case basis for specific projects and are notified of their insider status. Persons included in a project-specific insider register are prohibited from dealing in Nokia’s financial instruments until the project ends or is made public. Supervision Our insider administration’s responsibilities include internal communications related to insider matters and trading restrictions, setting up and maintaining our insider registers, arranging related trainings as well as organizing and overseeing compliance with the insider rules. Violations of the Nokia Insider Policy must be reported to the Deputy Chief Legal Officer, Corporate. Nokia employees may also use channels stated in the Nokia Code of Conduct for reporting incidents involving alleged violations of the Nokia Insider Policy. Further, the management has also: ■ assessed the design of the controls in place aimed at mitigating the financial reporting risks; ■ tested operating effectiveness of all key controls; and ■ evaluated all noted deficiencies in internal controls over financial reporting in the interim and as of year-end. In 2020, Nokia has followed the procedures as described above and has reported on the progress and assessments to the management and to the Audit Committee of the Board on a quarterly basis. Description of the organization of the internal audit function We also have an internal audit function that acts as an independent appraisal function by examining and evaluating the adequacy and effectiveness of our system of internal control. Internal audit reports to the Audit Committee of the Board. The head of the internal audit function has direct access to the Audit Committee, without involvement of the management. The internal audit staffing levels and annual budget are approved by the Audit Committee. All authority of the internal audit function is derived from the Board. The internal audit aligns to the business regionally and by business and function. Annually, an internal audit plan is developed with input from the management, including key business risks and external factors. This plan is approved by the Audit Committee. Audits are completed across the business focused on site level, customer level, business project level, IT system implementation, IT security, operations activities or at a Group function level. The results of each audit are reported to the management identifying issues, financial impact, if any, and the correcting actions to be completed. Quarterly, the internal audit function communicates the progress of the internal audit plan completion, including the results of the closed audits, to the Audit Committee. Internal audit also works closely with our Ethics and Compliance office to review any financial concerns brought to light from various channels and, where relevant, works with Enterprise Risk Management to ensure priority risk areas are reviewed through audits. In 2020, the internal audit plan was completed and all results of these reviews were reported to the management and to the Audit Committee. Main procedures relating to insider administration Our insider administration is organized according to the applicable European Union and Finnish laws and regulations. In addition, the Board of Directors has approved the Nokia Insider Policy, which sets out Nokia-wide rules and practices to ensure full compliance with applicable rules and that inside information is recognized and treated in an appropriate manner and with the highest integrity. The Nokia Insider Policy is applicable to all directors, executives and employees of the company. Persons discharging managerial responsibilities Nokia has identified members of the Board of Directors and the Group Leadership Team as persons discharging managerial responsibilities who, along with persons closely associated with them, are required to notify Nokia and the Finnish Financial Supervisory Authority of their transactions with Nokia’s financial instruments. Nokia publishes the transaction notifications. In addition, under the Nokia Insider Policy, persons discharging managerial responsibilities are obligated to clear with the Deputy Chief Legal Officer, Corporate, a planned transaction in Nokia’s financial instruments in advance. It is also recommended that trading and other transactions in Nokia’s financial instruments are carried out in times when the information available to the market is as complete as possible. NOKIA IN 2020 63

Corporate governance statement continued Share ownership of the Board of Directors and the Nokia Group Leadership Team The following table sets forth the number of shares and American Depositary Shares (ADS) held by the members of the Board at December 31, 2020 when they held a total of 1 033 100 shares and ADSs in Nokia, which represented approximately 0.02% of our total shares and voting rights excluding shares held by Nokia Group. Name Shares(1) ADSs(1) Sari Baldauf (Board Chair) Kari Stadigh (Board Vice Chair) Bruce Brown Thomas Dannenfeldt Jeanette Horan Edward Kozel Elizabeth Nelson Søren Skou Carla Smits-Nusteling 163 220 308 190 165 788 30 299 60 630 86 698 107 860 31 707 78 708 (1) The number of shares or ADSs includes shares and ADSs received as director compensation as well as shares and ADSs acquired through other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included. The following table sets forth the number of shares and ADSs held by the President and CEO and the other members of the Group Leadership Team in office at December 31, 2020 when they held a total of 3 446 939 shares and ADSs in Nokia, which represented approximately 0.06% of our total shares and voting rights excluding shares held by Nokia Group. Name Position in 2020 Shares(1) ADSs(1) Pekka Lundmark Nassib Abou-Khalil Basil Alwan Ricky Corker Barry French Sanjay Goel Bhaskar Gorti Federico Guillén Jenni Lukander Sandra Motley Sri Reddy Raghav Sahgal Gabriela Styf Sjӧman Tommi Uitto Marcus Weldon Stephanie Werner-Dietz Marco Wirén President and CEO Chief Legal Officer Co-president of IP/Optical Networks President of Customer Operations, Americas Chief Marketing Officer President of Global Services President of Nokia Software President of Customer Operations Officer, EMEA & APAC President of Nokia Technologies President of Fixed Networks Co-president of IP/Optical Networks President of Nokia Enterprise Chief Strategy Officer President of Mobile Networks Chief Technology Officer and President of Bell Labs Chief Human Resources Officer Chief Financial Officer 788 850 40 204 206 333 193 021 319 006 130 784 472 273 214 201 9 767 23 092 398 814 245 357 4 000 47 451 77 482 17 304 78 000 81 000 100 000 (1) The number of shares or ADSs includes shares and ADSs received as compensation as well as shares and ADSs acquired through other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included. 64 NOKIA IN 2020

Corporate governance Auditor fees and services Deloitte Oy served as our auditor for the period ending December 31, 2020 and PricewaterhouseCoopers Oy for the period from January 1 to December 31, 2019. The auditor is elected annually by our shareholders at the Annual General Meeting for the financial year commencing next after the election. The Audit Committee of the Board prepares the proposal to the shareholders in respect of the appointment of the auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election on an annual basis. The following table presents fees by type paid to Deloitte’s (2020) and PricewaterhouseCoopers’ (2019) network of firms for the years ended December 31: EURm 2020 2019 (1) Audit fees consist of fees incurred for the annual audit of the Group’s consolidated financial statements and the statutory financial statements of the Group’s subsidiaries. (2) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice and assistance in connection with local statutory accounting requirements; due diligence related to mergers and acquisitions; and audit procedures in connection with investigations in the pre-litigation phase and compliance programs. They also include fees billed for other audit services, which are those services that only the independent auditor can reasonably provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. (3) Tax fees include fees billed for: (i) services related to tax compliance including preparation and/or review of tax returns, preparation, review and/or filing of various certificates and forms and consultation regarding tax returns and assistance with revenue authority queries; compliance reviews, advice and assistance on other indirect taxes; and transaction cost analysis; (ii) service related to tax audits; (iii) services related to individual compliance (preparation of individual tax returns and registrations for employees (non-executives), assistance with applying visa, residency, work permits and tax status for expatriates); (iv) services related to technical guidance on tax matters; (v) services related to transfer pricing advice and assistance with tax clearances; and (vi) tax consultation and planning (advice on stock-based remuneration, local employer tax laws, social security laws, employment laws and compensation programs and tax implications on short-term international transfers). (4) Other fees include fees billed for company establishments; liquidations; forensic accounting, data security, other consulting services and reference materials and services. NOKIA IN 2020 65 Audit fees(1) Audit-related fees(2) Tax fees(3) All other fees(4) 22.3 0.4 0.6 1.6 22.7 1.2 1.9 – Total 24.9 25.8

Compensation Compensation This section sets out our remuneration governance, policies and how they have been implemented within Nokia and includes our Remuneration Report where we provide disclosure of the compensation of our Board members and the President and CEO for 2020. The content of the Remuneration Report, which will be presented to an advisory vote at the 2021 Annual General Meeting, is clearly indicated below and also exists as a standalone version published on a stock exchange release. Other compensation-related information provided before and after the Remuneration Report for 2020 is not subject to a vote at the 2021 Annual General Meeting, but provides further information on the compensation policies applied within Nokia as well as on the compensation of the rest of the Group Leadership Team. We report information applicable to executive compensation in accordance with Finnish regulatory requirements and with requirements set forth by the U.S. Securities and Exchange Commission that are applicable to us. Highlights ■ 2020 was a year of significant change with the Chair of the Board of Directors, President and CEO, and Chief Financial Officer all changing. This was then followed by a restructure of the Group Leadership Team, effective January 1, 2021. ■ Mr. Lundmark joined Nokia as President and CEO on the same target compensation arrangement as his predecessor. ■ Mr. Lundmark purchased EUR 2.6 million of shares in the market prior to joining the company, of which the majority were eligible for the agreed co-invest based long-term incentive arrangement available to him on joining. Mr. Lundmark’s interests and the interests of Nokia’s shareholders are intended to be fully aligned through such ownership. ■ Business performance for 2020 was mixed, with free cash flow exceeding target, but profit and revenue falling short of the incentive targets. This was reflected in Mr. Lundmark’s short-term incentive, which was at 84% of target, pro-rated for his time in role. ■ Our pay policies and practices continue to ensure that there is no gender pay gap in Nokia. Word from the Chair of the Personnel Committee of the Board Dear Fellow Shareholder, 2020 has been a year of significant change and challenges. Shortly after the appointment of Mr. Pekka Lundmark as President and CEO, the world saw significant levels of disruption with the arrival of COVID-19. All Nokia employees are to be commended for the important role they played in keeping our operations going in a safe manner, and working with our customers to ensure critical performance of networks around the world to support the major changes in how people lived and worked. I also want to recognize and thank our former President and CEO, Rajeev Suri, for his continued commitment through 2020 as he supported Pekka Lundmark in taking over the leadership of the company and engaging with our largest customers and stakeholders during this period of transition. On the regulatory front, I am pleased to report that shareholders supported Nokia’s Remuneration Policy with 86% of the votes in favor of the proposed policy. The policy will remain in place for four years and we will report each year on the outcomes of the policy in our Remuneration Report, where our shareholders will be asked to vote in support of the compensation paid. The Remuneration Report, and all elements of the compensation delivered in 2020, are fully consistent with the approved policy. Business context While 2020 was a challenging year for Nokia with the significant leadership changes, and global disruption caused by the COVID-19 pandemic, Nokia’s employees delivered for our customers when it counted most, ensuring that they had the equipment and services to operate networks around the world. This was achieved despite disruption in supply chains and restrictions in movement in many of our markets. As a result, we saw our operating profit in line with guidance, while below the incentive target, and free cash flow being positive at EUR 1 356 million. This is reflected in the outcome of our incentive arrangements. Strategy and compensation At the core of Nokia’s philosophy lie two principles: ■ pay for performance and aligning the interests of employees with shareholders; and ■ ensuring that compensation programs and policies support the delivery of the corporate strategy and create long-term sustainable shareholder value. For 2021, which will be a year of transition with the announced organization and strategy changes, we have taken the decision to simplify our annual short-term incentive plan (STI plan) and to focus the annual incentive on operating profit (70%), a strategic objective (20%), along with an environment, social and governance (ESG) related metric (10%). While we have always believed that ESG is core to how we run our business and our role in society, 2020 has demonstrated clearly the importance of our role in society and the Personnel Committee decided that it would now be appropriate to formalize this as part of our incentive structure. 66 NOKIA IN 2020

Corporate governance Share ownership requirement The President and CEO is required to own three times his base salary in Nokia. Mr. Lundmark starts his tenure with Nokia with a significant purchase of EUR 2.6 million of shares under the eLTI co-investment arrangement under which he was given a matching award of EUR 5.2 million of Nokia 2020 performance shares. He also received an award of EUR 1.3 million of Nokia 2020 restricted shares to buy out awards forfeited on leaving his former employer. Short and long-term incentives in 2021 Our 2021 incentive plans follow this structure: Shareholder outreach Having met with many of our shareholders throughout 2018 and 2019 to get their input on our compensation policies and programs, we had a more limited outreach in 2020. One comment we did hear in 2020 was to formally incent ESG as part of our incentive framework. In addition, we were pleased with the support our shareholders demonstrated with the support to our Remuneration Policy in the 2020 Annual General Meeting. New CEO compensation Pekka Lundmark’s base salary and target incentives are at the same level as his predecessor. ■ Mr. Lundmark received his base compensation for the period from August 1, 2020 to the end of the financial year together with a pro rata bonus for the last five months of 2020, based on the performance of the company. His bonus for 2020 totaled EUR 573 068. In addition, Mr. Lundmark received an award of EUR 1.3 million of restricted shares on joining to buy out the awards he forfeited on leaving his previous employer. Mr. Lundmark was invited to join the co-investment based long-term incentive arrangement (eLTI) targeted to engage senior leaders with the long-term nature of our business and share price, and purchased EUR 2.6 million of Nokia shares against which he was given a matching award of EUR 5.2 million of Nokia 2020 performance shares. This investment by Mr. Lundmark aligns him with shareholders from the start and is a sign of his commitment and engagement with the company. Delivery of actual Nokia shares would take place in 2023 subject to performance conditions. Former CEO compensation Mr. Suri continued to lead Nokia until July 31, 2020 and remained employed during 2020 to support the transition of leadership and relationships with our key customers and stakeholders, remaining active with our customers and helping us close contracts with them up to and after stepping down as President and CEO. His leadership was critical during the disruptions caused by COVID-19. ■ Mr. Suri received his base salary and incentives throughout 2020. The balance of his notice period was paid out in cash in accordance with his contract and his annual incentive and benefits were similarly handled in accordance with the rules of the incentive plan and his contract. Facing a period of up to six months before Mr. Lundmark would be able to join, and an increasingly uncertain global economy due to COVID-19, retaining Mr. Suri’s ongoing commitment was essential to ensure stability of the company until Mr. Lundmark was able to join. Mr. Suri received a payment of EUR 2 028 666 on departure in accordance with amounts due under his contract. 2020 remuneration outcomes In a year of challenge and change, our incentive plan payments reflect the performance of the company. In a year of challenge and change, our incentive plan payments reflect the performance of the company. The structure of the President and CEO’s compensation arrangements, with the emphasis on results based variable pay, and the 2020 above-target free cash flow achievement and the below-target revenue and profit achievement, have led to an overall payment of 84% of target short-term incentive for Mr. Lundmark as President and CEO. 2020 was also the year in which Mr. Suri’s 2018 long-term award vested. The outcome of this, at 56.82% of target vesting, is reflective of the performance achievement during the period. Focus on increase in share price and restoration of the dividend Deliver operating profit Deliver meaningful strategic actions Deliver on our responsibilities to reduce carbon emissions and become a more diverse employer The 2021 long-term incentive is based on performance over the life of the three-year plan from the date of the award. The metric is absolute total shareholder return. By using this metric, we will incentivize executives to deliver the desired business results and support the restoration of the dividend and the transparency for participants to see how the plan is performing. In summary, we believe that our compensation policies have facilitated an orderly transition in leadership in an exceptionally disrupted year and that the policy and plans set the company up well to support the strategy announced by Mr. Lundmark in October 2020. In the Remuneration Report, we also show a comparison of the development of compensation for the Board members and the President and CEO, against average employee remuneration and Nokia’s financial development over the last five years. The comparison shows a clear link between President and CEO pay and company performance, with President and CEO realized pay falling nearly 8% between 2019 and 2020 in line with company performance. We will continue to monitor this alignment. Bruce Brown, Chair of the Personnel Committee NOKIA IN 2020 67 Delivering the next year’s step in the strategic plan – Short-term incentive OperatingStrategic profit 70% objective 20% Environmental, social and governance aspects (ESG) 10% Delivering sustainable value – Long-term incentive Absolute Total Shareholder Return 100%

Compensation continued Remuneration Policy 2020 Our Remuneration Policy was supported by 86% of the vote at the 2020 Annual General Meeting. The information below is provided as a summary for ease of reference. In addition to applying the Remuneration Policy to our President and CEO, the principles of our policy extend to the Group Leadership Team. This includes caps to equity award amounts and provisions related to clawback. The Board regularly monitors the effectiveness of the measures used in our incentive plans to ensure that they align with and drive the strategy of the company. Remuneration summary for the President and CEO Year ending December 31, 2021, subject to and in accordance with the separately published Remuneration Policy supported by the Annual General Meeting 2020 Year ended December 31, 2020 Year ended December 31, 2020 Element Name Pekka Lundmark Pekka Lundmark (from 1 August) Rajeev Suri (to 31 July) Base salary EUR 1 300 000 EUR 1 300 000 (full-year equivalent) EUR 1 300 000 (full-year equivalent) Short-term incentives Target award: 125% of base salary Minimum 0% of base salary Maximum 281.25% of base salary Measures: ■ 100% Nokia scorecard Target award: 125% of base salary Minimum 0% of base salary Maximum 281.25% of base salary Measures: ■ 100% Nokia scorecard Target award: 125% of base salary Minimum 0% of base salary Maximum 281.25% of base salary Measures: ■ 100% Nokia scorecard – – – 70% operating profit 20% strategic objectives 10% Environment, social and governance – – – 20% revenue 40% operating profit 40% free cash flow – – – 20% revenue 40% operating profit 40% free cash flow Achievement against measures is multiplied by the business results multiplier (operating profit), the overriding affordability measure. Achievement against measures is multiplied by the business results multiplier (operating profit), the overriding affordability measure. Long-term incentives (Performance Shares) Target award: 200% of base salary (EUR 2 600 000) Minimum 0% of base salary Maximum 400% of base salary(1) Metric: Absolute Total Shareholder Return Target award: 200% of base salary (EUR 2 600 000 full-year equivalent) Minimum 0% of base salary Maximum 400% of base salary(1) Metric: Absolute Total Shareholder Return No 2020 LTI award granted to Mr. Suri Pension Contribution to the mandatory TyEL pension plan in Finland. Contribution to the mandatory TyEL pension plan in Finland. Contribution to the mandatory TyEL pension plan in Finland. Benefits & mobility Life and critical illness insurance, private medical insurance and company car. Life and critical illness insurance, private medical insurance and company car. Life and critical illness insurance, private medical insurance and company car. In addition Mr. Suri received mobility related benefits during his tenure for the first seven months of the year. EUR 5 525 000(2) (full year equivalent) N/A(3) Total Target Remuneration EUR 5 525 000 Share ownership requirement Target: 3 times base salary Target (amount): EUR 3 900 000 Target: 3 times base salary Target (amount): EUR 3 900 000 Target: 3 times base salary Target (amount): EUR 3 900 000 (1) Excluding share price growth. (2) Excluding 2020 matching performance share award under the eLTI co-investment arrangement. (3) Mr. Suri was President and CEO until July 31, 2020. 68 NOKIA IN 2020

Corporate governance Purpose Operation Opportunity Provide competitive base salary to attract and retain individual with the requisite level of knowledge, skills and experience to lead our businesses. Base pay is normally reviewed annually taking into consideration a variety of factors, including, for example, the following: ■ performance of the company and the individual; ■ remuneration of our external comparator group; ■ changes in individual responsibilities; and ■ employee salary increases across Nokia and in the local market. Pay reviews are set within the context of employee increases and changes within the Nokia peer group. Changes reflect not only improving performance but also improving competence and skills as would be applied to any other employee in Nokia. To incentivize and reward performance against delivery of the annual business plan. Short-term incentives are based on performance against single-year targets and normally paid in cash. Targets for the short-term incentives are set at the start of the year, in the context of analyst expectations and the annual plan, selecting measures that align to the delivery of Nokia’s strategy. Achievement is assessed at the end of the year. Short-term incentives are subject to the clawback policy (see below). Target award: 125% of base salary Minimum 0% of base salary Maximum 281.25% of base salary To reward for delivery of sustainable long-term performance, align the President and CEO’s interests with those of shareholders and aid retention. Long-term incentive awards are normally made in performance shares and paid for performance against longer-term targets. Targets are set in the context of the Nokia long-term plans and analyst forecasts ensuring that they are considered both demanding and motivational. Long-term incentives are subject to the clawback policy (see below). Target award: 200% of base salary Minimum 0% of base salary Maximum 400% of base salary(1). The Board’s Personnel Committee retains discretion to make awards up to twice that level in exceptional circumstances such as for example upon recruitment, significant change in responsibilities, significant strategic change or other similar events. The use of discretion would be explained at the time. To provide for retirement with a level of certainty. Retirement age is defined and pensions are provided in line with local country arrangements; in Finland this is the statutory Finnish pension system (Finnish TyEL). Under the TyEL arrangements, base salary, incentives and other taxable benefits are included in the definition of earnings while gains from equity-related plans are not. No supplemental pension arrangements are provided in Finland. Pursuant to Finnish legislation, Nokia is required to make contributions to the Finnish TyEL pension arrangements in respect of the President and CEO. Such payments can be characterized as defined contribution payments. The amount is disclosed in the Remuneration Report. To attract, retain and protect the President and CEO. Benefits are made available as part of the same policy that applies to employees more broadly in the relevant country, with additional security provisions, as appropriate The value will be the cost to the company. NOKIA IN 2020 69

Compensation continued Termination provisions In the event of a termination of employment, any payable compensation is determined in line with legal advice regarding local legislation, country policies, contractual obligations and the rules of the applicable incentive and benefit plans. Current termination provisions of the President and CEO’s service agreement are described in the Remuneration Report. Change of control arrangements, if any, are based on a double trigger structure, which means that both a specified change of control event and termination of the individual’s employment must take place for any change of control-based severance payment to materialize. Illustration of the earning opportunity for the President and CEO The illustration below shows the pay components of the President and CEO at minimum, target and maximum payout. This also includes an annualized amount representing the matching performance share award for the 2020 eLTI co-investment arrangement. Earning opportunity of the President and CEO (EURm) 16 14 12 10 Remuneration summary for the Board of Directors The Board’s Corporate Governance and Nomination Committee periodically reviews the remuneration for the Chair and members of the Board against companies of similar size and complexity to ensure Nokia is able to attract a suitably diverse and relevant mix of skills, experience and other personal qualities in order to maximize the value creation for shareholders. The Annual General Meeting resolves annually on the remuneration to the Chair and members of the Board. The Chair of the Board’s remuneration was last changed in 2008. The Board members’ annual fees were last changed in 2016 with the previous change in 2007. The structure of the Board remuneration for the current term of the Board is set out in the table below. 8 6 4 2 0 MinTarget Max Base salary Short-term incentive Long-term incentive Co-investment arrangement Share ownership requirement Nokia believes that it is desirable for its executives to own shares in Nokia to align their interests with those of shareholders and to ensure that their decisions are in the long-term interest of the company. The President and CEO is required to own three times his or her base salary in Nokia shares and is given a period of five years from appointment to achieve the required level of share ownership. Remuneration on recruitment Our policy on recruitment is to offer a compensation package that is sufficient to attract, retain and motivate the individual with the right skills for the required role. On occasion, we may offer compensation to buy out awards or other lost compensation which the candidate held prior to joining Nokia, but which lapsed upon the candidate leaving their previous employer. Due consideration is given to the potential value and timing of such awards, taking into account any conditions attached to the awards and the likely performance against such conditions. Clawback The President and CEO is subject to a clawback policy where any restatement of financial results may result in the reclaiming of amounts previously paid, which had been based on numbers that have since been materially restated. Any such reclaimed amount, and the period over which payments can be reclaimed, will take into account the circumstances and duration of any misstatement. In the case of unintentional misstatement, payments made within the last three years may be subject to the policy at the discretion of the Personnel Committee. Fees Fees consist of annual fees and meeting fees. Approximately 40% of the annual fee is paid in Nokia shares purchased from the market on behalf of the Board members or alternatively delivered as treasury shares held by the company. The balance is paid in cash, most of which is typically used to cover taxes arising from the paid remuneration. Meeting fees are paid in cash. Meeting fees are not paid to the Chair of the Board. Incentives Non-executive directors are not eligible to participate in any Nokia incentive plans and do not receive performance shares, restricted shares or any other equity-based or other form of variable compensation for their duties as members of the Board. Pensions Non-executive directors do not participate in any Nokia pension plans. Share ownership requirement Members of the Board shall normally retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board (the net amount received after deducting those shares needed to offset any costs relating to the acquisition of the shares, including taxes). Other Directors are compensated for travel and accommodation expenses as well as other costs directly related to Board and Committee work. The compensation is paid in cash. 70 NOKIA IN 2020

Corporate governance Remuneration for the term that began at the Annual General Meeting held on May 27, 2020 and ends at the close of the Annual General Meeting in 2021 consists of the following fees: Annual fee EUR Chair Vice Chair Member Chair of Audit Committee Member of Audit Committee Chair of Personnel Committee Chair of Technology Committee 440 000 185 000 160 000 30 000 15 000 30 000 20 000 Meeting fee(1) EUR Meeting requiring intercontinental travel Meeting requiring continental travel 5 000 2 000 (1) Paid for a maximum of seven meetings per term. Not paid to the Chair of the Board. Proposals of the Board of Directors to the Annual General Meeting 2021 were published on February 4, 2021. The Board proposes on the recommendation of the Board’s Corporate Governance and Nomination Committee to introduce additional annual fees to be paid to the members of the Personnel Committee and Technology Committee in addition to the Committee Chairs. Other remuneration payable to the Board members would remain unchanged and no additional annual fee is proposed to be paid to the members of the Corporate Governance and Nomination Committee or the Chair of the Board for her service in any of the Board Committees. Consequently, on the recommendation of the Board’s Corporate Governance and Nomination Committee, in line with the company’s Remuneration Policy presented to and supported by the Annual General Meeting 2020, the Board of Directors proposes to the Annual General Meeting that the annual fee payable for a term ending at the close of the next Annual General Meeting be as follows: EUR 440 000 for the Chair of the Board, EUR 185 000 for the Vice Chair of the Board, EUR 160 000 for each member of the Board, EUR 30 000 each for the Chairs of the Audit Committee and the Personnel Committee and EUR 20 000 for the Chair of the Technology Committee as an additional annual fee and EUR 15 000 for each member of the Audit Committee and Personnel Committee and EUR 10 000 for each member of the Technology Committee as an additional annual fee. Meeting fees would remain at current level. Furthermore, the Board also proposes that members of the Board of Directors shall be compensated for travel and accommodation expenses as well as other costs directly related to Board and Board Committee work. It is proposed that approximately 40% of the annual fee be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the company. The meeting fee, travel expenses and other expenses would be paid in cash. NOKIA IN 2020 71

Compensation continued Please note that the Remuneration Report, applicable to the President and CEO and the Board, subject to an advisory vote at the 2021 Annual General Meeting, starts below and is also published on a stock exchange release. Other compensation-related information provided before and after the Remuneration Report is not subject to a vote at the 2021 Annual General Meeting, but provides further information on the compensation policies applied within Nokia and the compensation of the Group Leadership Team. 72 NOKIA IN 2020 Remuneration Report 2020 Introduction This Remuneration Report of Nokia Corporation (the Report) has been approved by the company’s Board of Directors (the Board) to be presented to the 2021 Annual General Meeting. The resolution of the Annual General Meeting on the Report is advisory. The Report presents the remuneration of the President and CEO and the members of the Board for the financial year 2020 in accordance with the Finnish Decree of the Ministry of Finance 608/2019, the Finnish Corporate Governance Code of 2020 as well as other applicable Finnish laws and regulations. The Annual General Meeting held on May 27, 2020 resolved to support Nokia Corporation’s Remuneration Policy (the Policy) with 86.37% of the votes in favor of the Policy. Both persons who have acted as the President and CEO as well as the members of the Board have been remunerated in accordance with this Policy during the financial year 2020. No temporary or other deviations from the Policy have been made and no clawback provisions have been exercised during the financial year 2020. In 2020 our remuneration structure promoted the company’s long-term financial success by setting the performance criteria for short-and long-term incentives to support the company’s short-and long-term goals, as well through shareholding requirements set for the President and CEO and the Board members. Aligned with Nokia’s pay-for-performance remuneration principle, performance-based compensation was emphasized over fixed base salary. The setting and application of the performance criteria for incentive programs executed the philosophy of pay-for-performance and supported the delivery of the corporate strategy as well as the creation of long-term sustainable shareholder value. The table below compares the development of the remuneration of our Board of Directors, President and CEO, average employee pay and company performance. Aggregate remunerationPresident andTotal Shareholder Return of the Board of CEO actualAverage Salaries(Rebased to 100 at YearDirectors (EUR)(1)remuneration (EUR)and Wages (EUR)(2)Revenue (EURm)31 Dec 2015)(3) 2016 2 050 902 9 508 156 61 108 23 614 73.29 2017 2 138 000 6 423 559 63 461 23 147 64.05 2018 2 203 000 4 651 009 63 220 22 563 85.92 2019 2 219 000 3 897 625 61 980 23 315 57.48 2020 2 016 000 3 587 781 65 787 21 852 54.95 (1) Aggregate total remuneration paid to the members of the Board during the financial year as annual fee and meeting fee, as applicable, and as approved by general meetings of shareholders. The value depends on the number of members elected to the Board for each term as well as on the composition of the Board committees and travel required. Meeting fees were introduced in 2016 and the Board’s Technology Committee was established in 2018 after which the Board has had four Committees. (2) Average salaries and wages are reported in the company’s financial statements based on average employee numbers and total salaries and wages. (3) Total shareholder return on last trading day of the previous year. We also present this data graphically: Comparative data (rebased year end 2015 = 100) 200% 150% 100% 50% 0 At year end 2016 2017 2018 2019 2020 2015 Remuneration of the Board of Directors President and CEO actual remuneration Average salaries and wages Revenue Total Shareholder Return While the graph reflects the euro values paid during each financial year, in practice the Board members’ remuneration closely aligns with the performance of the company and the total shareholder return. Approximately 40% of the Board members’ annual fees were paid in Nokia shares purchased from the market on their behalf and the directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board.

Corporate governance NOKIA IN 2020 73 The rest of the annual fee was paid in cash, most of which is typically used to cover taxes arising from the remuneration. It is the company’s policy that the non-executive members of the Board do not participate in any of the company’s equity programs and do not receive performance shares, restricted shares, or any other equity-based or other variable compensation for their duties as Board members. All members of the Board were non-executive during the financial years 2016-2020. The pay-for-performance remuneration principle applied to the President and CEO as well as the shareholding requirement of the President and CEO and the Board members, as applicable, contribute to an alignment of interests with shareholders, while also promoting and incentivizing decisions that are in the long-term interest of the company. We look forward to our shareholders’ support and confirmation that the Report is aligned with the Remuneration Policy. The President and CEO The following table shows the actual remuneration received by the two persons who have acted as the company’s President and CEO in 2020 and 2019. As our CEO changed in the financial year 2020, both individual and aggregate figures are presented in respect of service as President and CEO for comparison purposes. The long-term incentive payments reflect actual payments in the respective years attributable to the vesting of the 2017 Nokia performance share plan in 2020 (comparative figures show the payment of the 2016 Nokia performance share plan in 2019). 2020 2020 2020 EUR(Combined) Pay mix(1)(Lundmark)Pay mix(1)(Suri)(2)Pay mix(1)2019 Pay mix(1) (1) Paymix reflects the proportions of base salary, short-term incentive and long-term incentive of total compensation, excluding other compensation. (2) Mr. Suri’s compensation is shown in respect of his service as President and CEO to July 31, 2020. In addition, in respect of his services as an advisor between stepping down as President and CEO on July 31, 2020 and his last day of work on January 1, 2021 he received EUR 540 635 salary, EUR 679 303 bonus and EUR 32 047 in benefits. After his departure, in accordance with his contract, Mr. Suri received payment in lieu of the balance of his notice period of EUR 866 667 in respect of salary, EUR 1 083 333 in respect of bonus and EUR 78 666 in respect of benefits. (3) Short-term incentives represent amounts earned in respect of the financial year, but that are paid in April of the following year. (4) The long-term incentive payment to Mr. Suri represents the vesting of his 2017 performance share award. (5) Other compensation includes for Mr. Suri’s housing equaling EUR 23 804 (2019: EUR 48 049); travel assistance equaling EUR 2 798 (2019: EUR 16 813); tax services equaling EUR 16 350 (2019: EUR 16 826); and other benefits including mobile phone, driver and supplemental medical and disability insurance equaling EUR 22 561 (2019: EUR 36 931). For Mr. Lundmark other compensation includes mobile phone, driver and disability insurance equaling EUR 14 712. Pursuant to Finnish legislation, Nokia is required to make contributions to the Finnish TyEL pension arrangements in respect of the President and CEO. Such payments can be characterized as defined contribution payments. In 2020, payments to the Finnish state pension system equaled EUR 259 952 for Mr. Suri in respect of his service as President and CEO (EUR 353 846 in 2019) and EUR 103 256 for Mr. Lundmark. No supplementary pension arrangements were offered. Hire and 2020 arrangements for Mr. Lundmark Mr. Lundmark was appointed as President and CEO from August 1, 2020, which was a month earlier than initially announced on March 2, 2020. His hire arrangements are summarized below and are in accordance with the Remuneration Policy: Item ActionAmountNote SalaryPro-rated from August 1, 2020 EUR 1.3 million per annum,In line with Policy and contract pro-rated Short-term Paid at actual for 2020 EUR 573 068 In line with Policy and STI plan rules incentive 2020 Long-termPerformance share award vests in 2023 Target EUR 2.6 million In line with Policy, contract and 2020 LTI incentive 2020 subject to TSR performance plan rules eLTIIn return for a purchase and continued Target EUR 5.2 million In line with Policy and eLTI arrangement co-investmentholding of 2.6m EUR worth of Nokia shares,rules and in common with the arrangementa 2:1 award of Nokia 2020 performancearrangement provided to Mr. Suri, shares was made. These vest in 2023 subject Mr. Lundmark was invited to participate to TSR performance and continued holding in the eLTI co-investment arrangement. of the purchased shares.This required him to make a substantial personal investment in Nokia shares aligning his personal interests with those of shareholders from the start. RestrictedAward in recognition of forfeiting previous EUR 1.3 million In line with Policy, 2020 restricted share sharesemployer awards. In determining the valueplan rules and in recognition of forfeited of this restricted share award, the Boardawards from Mr. Lundmark’s previous took due account of the structure, time employer. horizons, value and performance targets of his forfeited awards. Will vest in three equal tranches in 2021, 2022 and 2023. BenefitsPro-rated from August 1, 2020 Standard Finnish benefits plus In line with Policy and contract tax compliance support. No housing or relocation paid. Salary Short-term incentive(3) Long-term incentive(4) Other compensation(5) 1 301 032 1 518 765 687 740 80 244 37% 541 667 49% 759 365 43% 573 068 51% 945 697 20% N/AN/A687 740 14 712 65 512 32% 1 300 000 34% 40% 29% 637 163 17% 1 841 843 49% 118 619 Total 3 587 781 1 129 447 2 458 314 3 897 625

Compensation continued 74 NOKIA IN 2020 Short-term incentive The 2020 short-term incentive framework for the President and CEO was based on three core metrics: revenue, operating profit and free cash flow. Achievement against the 2020 targets was as follows: MetricWeightTarget EURmAchievement Revenue 20% 23 070 82.23% Operating profit 40% 2 234 74.16% Free cash flow 40% 849 135.80% Performance against these key financial targets was then multiplied by a business results multiplier (BRM), which acts as a funding factor (based on operating profit) for the short-term incentive plan for most employees, to determine the final payment. The BRM for 2020 was 84%. Accordingly, the short-term incentive of Mr. Lundmark as the President and CEO equaled EUR 573 068 or 84% of the pro-rated target award. Long-term incentives In 2020, Mr. Lundmark was awarded the following equity awards under the Nokia equity program. The performance condition for the 2020 performance shares is based on absolute total shareholder return and the actual achievement will be detailed following the end of the three year performance period. See the more detailed hire arrangements for Mr. Lundmark above for further information. Mr. Suri was not awarded any performance shares or restricted shares under the 2020 long-term incentive plans. Grant date fair Performance share awards(1)Units awardedvalue (EUR)Grant date Vesting Awarded as regular performance share award671 800 1 753 398 November 6, 2020 Q4 2023 Awarded as eLTI performance share award1 390 894 4 923 765 August 10, 2020 Q3 2023 Restricted share awards(2) Awarded as recruitment award352 400 1 471 975 August 10, 2020 Q4 2021, 2022 and 2023 (1) The 2020 performance share plan has a three-year performance period based on absolute total shareholder return. The maximum payout is 200% subject to maximum performance against the performance criterion. Vesting is subject to continued employment. (2) Award in recognition of forfeiting previous employer awards. Vesting of the tranches of the 2020 restricted share award is conditional on continued employment. The restriction period of Mr. Suri’s 2018 performance share award ended on December 31, 2020 and the award vested at 56.82% of target and was worth EUR 1 347 542. In addition, the restriction period for Mr. Suri’s 2018 performance share award, resulting from his 2018 co-investment, also ended on December 31, 2020 at 56.82%, worth EUR 2 288 234. Achievement against the 2018 targets was: Performance Share Award 2018 Units awarded Target AchievementUnits vesting 2018 annual award677 600 market share, earnings per share, free cash flow 56.82% 385 012 2018 eLTI matching performance share award 1 150 618 market share, earnings per share, free cash flow 56.82% 653 781 Share ownership Our share ownership policy requires that the President and CEO holds a minimum of three times his or her base salary in Nokia shares in order to ensure alignment with shareholder interests over the long term. This requirement was met by Mr. Suri. Mr. Lundmark is within the five year time limit to achieve this shareholding and has made a significant investment in Nokia shares. Mr. Lundmark UnitsValue(1) (EUR) Beneficially owned shares as of December 31, 2020 788 850 2 484 878 Unvested shares under outstanding Nokia equity plans(2) 2 415 094 7 607 546 Total 3 203 944 10 092 424 (1) The values are based on the closing price of a Nokia share of EUR 3.15 on Nasdaq Helsinki on December 31, 2020. (2) The number of units represents the number of unvested awards as of December 31, 2020.

Corporate governance NOKIA IN 2020 75 Mr. Lundmark’s termination provisions are as follows: Termination by ReasonNoticeCompensation NokiaCauseNoneThe President and CEO is entitled to no additional compensation and all unvested equity awards would be forfeited after termination. NokiaReasons other Up to 12 months The President and CEO is entitled to a severance payment equaling up to than cause12 months of compensation (including annual base salary, benefits, and target incentive) and unvested equity awards would be forfeited after termination. PresidentAny reason12 months The President and CEO may terminate his service agreement at any time and CEOwith 12 months’ prior notice. The President and CEO would either continue to receive salary and benefits during the notice period or, at Nokia’s discretion, a lump sum of equivalent value. Additionally, the President and CEO would be entitled to any short or long-term incentives that would normally vest during the notice period. Any unvested equity awards would be forfeited after termination. PresidentNokia’s materialUp to 12 months In the event that the President and CEO terminates his service agreement and CEObreach of the servicebased on a final arbitration award demonstrating Nokia’s material breach of agreementthe service agreement, he is entitled to a severance payment equaling up to 12 months of compensation (including annual base salary, benefits and target incentive). Any unvested equity awards would be forfeited after termination. The President and CEO is subject to a 12-month non-competition and non-solicit obligation that applies after the termination of the service agreement or the date when he is released from his obligations and responsibilities, whichever occurs earlier. Board of Directors The shareholders resolve annually on director remuneration based on a proposal made by the Board of Directors on the recommendation of the Board’s Corporate Governance and Nomination Committee. At the Annual General Meeting held on May 27, 2020, Risto Siilasmaa and Olivier Piou stepped down from the Board and the Annual General Meeting resolved to elect nine members to the Board. The following Board members were re-elected for a term ending at the close of the Annual General Meeting 2021: Sari Baldauf, Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Søren Skou, Carla Smits-Nusteling and Kari Stadigh. Thomas Dannenfeldt was elected as a new member of the Board for the same term. The aggregate amount of compensation paid to Board members in 2020 equaled EUR 2 016 000 of which EUR 1 885 000 consisted of annual fees and the rest of meeting fees. In accordance with the resolution by the Annual General Meeting 2020, approximately 40% of the annual fee from Board and Board Committee work was paid in Nokia shares purchased from the market on behalf of the Board members following the Annual General Meeting. The directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board. The rest of the annual fee was paid in cash, most of which is typically used to cover taxes arising from the remuneration. All meeting fees were paid in cash. It is the company’s policy that the non-executive members of the Board do not participate in any of the company’s equity programs and do not receive performance shares, restricted shares, or any other equity-based or other variable compensation for their duties as Board members. No such variable compensation was paid since all persons acting as Board members during the financial year 2020 were non-executive. The following table outlines the total annual compensation paid in 2020 to the members of the Board for their services, as resolved by the shareholders at the Annual General Meeting. 60% of annual Total 40% of annual fees and allNumber of Shares remunerationfees paid in meeting fees paid Approximately 40% Annual fee (EUR) Meeting fees (EUR)(1)paid (EUR)shares (EUR)in cash (EUR)of the annual fee Sari Baldauf (Board Chair)(2)440 000 5 000 445 000 176 000 269 000 48 523 Kari Stadigh (Board Vice Chair)185 000 11 000 196 000 74 000 122 000 20 401 Bruce Brown190 000 22 000 212 000 76 000 136 000 20 953 Thomas Dannenfeldt (from May 27, 2020) 175 000 –175 000 70 000 105 000 19 299 Jeanette Horan175 000 20 000 195 000 70 000 125 000 19 299 Edward Kozel195 000 17 000 212 000 78 000 134 000 21 504 Elizabeth Nelson 175 000 17 000 192 000 70 000 122 000 19 299 Olivier Piou (until May 27, 2020)(3) – 11 000 11 000 – 11 000 – Risto Siilasmaa (until May 27, 2020)(3) – – – – – Søren Skou 160 000 11 000 171 000 64 000 107 000 17 644 Carla Smits-Nusteling 190 000 17 000 207 000 76 000 131 000 20 953 Total 1 885 000 131 000 2 016 000 754 000 1 262 000 207 875 (1) Meeting fees include all meeting fees paid for the term that ended at the Annual General Meeting held on May 27, 2020 and meeting fees accrued and paid in 2020 for the term that began at the same meeting. (2) Meeting fee paid for the term that ended at the Annual General Meeting on May 27, 2020. Sari Baldauf was elected Chair of the Board on May 27, 2020. Meeting fees are not paid to the Chair of the Board. (3) Stepped down at the Annual General Meeting on May 27, 2020 and thus did not receive any annual fee in 2020.

Compensation continued Remuneration governance We manage our remuneration through clearly defined processes, with well-defined governance principles, ensuring that no individual is involved in the decision-making related to their own remuneration and that there is appropriate oversight of any compensation decision. Remuneration of the Board is annually presented to shareholders for approval at the Annual General Meeting and the remuneration of the President and CEO is approved by the Board. Remuneration of the Board is annually presented to shareholders for approval at the Annual General Meeting. The Board submits its proposal to the Annual General Meeting on the recommendation of the Board’s Corporate Governance and Nomination Committee, which actively considers and evaluates the appropriate level and structure of directors’ remuneration. Shareholders also authorize the Board to resolve to issue shares, for example to settle the company’s equity-based incentive plans based on the proposal of the Board. The Board of Directors approves, and the independent members of the Board confirm, the compensation of the President and CEO, upon recommendation of the Personnel Committee. The Personnel Committee consults regularly with the President and CEO and the Chief People Officer though they are not present when their own compensation is reviewed or discussed. This enables the Personnel Committee to be mindful of employee pay and conditions across the broader employee population. The Committee has the power, in its sole discretion, to retain compensation consultants to assist the Personnel Committee in evaluating director and executive compensation. The Personnel Committee Chair regularly engages with shareholders on pay and broader matters to hear their views on our compensation policies, programs and associated disclosures and reflect on their feedback. For example, we had increased the performance period to three years in response to shareholders’ feedback. Work of the Personnel Committee The Personnel Committee convened six times during 2020 with a general theme for each meeting. All meetings were held in accordance with COVID-19 restrictions. January ■ Incentive targets and objectives ■ Nokia Equity Program ■ Investor feedback on remuneration practices March ■ President and CEO remuneration ■ Remuneration policy review May ■ Long-term incentive nominations for the Group Leadership Team ■ Investor feedback from Remuneration Policy voting in the Annual General Meeting July ■ Annual General Meeting update ■ Personnel Committee advisor update ■ Review of Share Ownership and Clawback Policies October ■ Alignment on long-term incentive approach ■ Risk review December ■ 2021 incentive program framework ■ Culture ■ Remuneration Report for 2020 1 Approvals & reporting 2 Philosophy & structure 3 Long-term direction & market review 4 Planning The President and CEO The President and CEO has an active role in the compensation governance and performance management processes for the Group Leadership Team and the wider employee population at Nokia. The President and CEO is not a member of the Personnel Committee and does not vote at Personnel Committee meetings, nor does he participate in any conversations regarding his own compensation. Advisors The Personnel Committee engaged Willis Towers Watson, an independent external consultant, to assist in the review and determination of executive compensation and program design and provide insight into market trends and regulatory developments. 76 NOKIA IN 2020

Corporate governance Nokia Group Leadership Team remuneration At the end of 2020, the Group Leadership Team consisted of 17 persons split between Finland, other European countries and the United States. For information regarding the current Group Leadership Team composition refer to the Corporate Governance Statement. Name Position in 2020 Appointment date Pekka Lundmark Rajeev Suri Nassib Abou-Khalil Basil Alwan Ricky Corker Barry French Sanjay Goel Bhaskar Gorti Federico Guillén Jenni Lukander Sandra Motley Sri Reddy Raghav Sahgal Kathrin Buvac Gabriela Styf Sjӧman Tommi Uitto Marcus Weldon Stephanie Werner-Dietz Marco Wirén Kristian Pullola President and CEO (from Aug 1, 2020) President and CEO (until July 31, 2020) Chief Legal Officer Co-president of IP/Optical Networks President of Customer Operations, Americas Chief Marketing Officer President of Global Services President of Nokia Software President of Customer Operations Officer, EMEA & APAC President of Nokia Technologies President of Fixed Networks Co-president of IP/Optical Networks President of Nokia Enterprise (from Jun 1, 2020) President of Nokia Enterprise (until May 30, 2020) Chief Strategy Officer President of Mobile Networks Chief Technology Officer and President of Bell Labs Chief Human Resources Officer Chief Financial Officer (from Sep 1, 2020) Chief Financial Officer (until Aug 31, 2020) August 1, 2020 May 1, 2014 August 1, 2019 January 8, 2016 January 1, 2019 January 8, 2016 April 1, 2018 January 8, 2016 January 8, 2016 August 1, 2019 January 31, 2019 May 15, 2018 June 1, 2020 January 8, 2016 December 1, 2019 January 31, 2019 April 1, 2017 January 1, 2020 September 1, 2020 January 1, 2017 The remuneration of the members of the Group Leadership Team (excluding the President and CEO) consists of base salary, fringe benefits and short-and long-term incentives. Short-term incentive plans are based on rewarding the delivery of business performance utilizing certain, or all, of the following metrics as appropriate to the member’s role: revenue, operating profit, free cash flow and defined strategic objectives. Remuneration of the Group Leadership Team in 2020 Executives on the Group Leadership Team are subject to the same remuneration policy framework as the President and CEO. This includes being subject to clawback and shareholding requirements. The shareholding requirement for members of the Group Leadership Team is two times their base salary. Remuneration of the Group Leadership Team (excluding the President and CEO) in 2020 and 2019, in the aggregate, was as follows: 2020 EURm(1) 2019 EURm(1) (1) The values represent each member’s time on the Group Leadership Team. (2) Short-term incentives represent amounts earned in respect of 2020 performance. Other compensation includes mobility related payments, local benefits and pension costs. (3) The amounts represent the value of equity awards that vested in 2020. The members of the Group Leadership Team (excluding the President and CEO) were awarded the following equity awards under the Nokia equity program in 2020: Award Units awarded(1) Grant date fair value (EUR) Grant date Vesting November 6, 2020 and December 16, 2020 March 18, 2020, May 7, 2020 and July 1, 2020 Performance shares(2) 1 575 900 4 132 482 Q4 2023 Q3, 2020; Q1, Q3 and Q4 in 2021, 2022 and 2023 Restricted shares(3) 1 902 100 4 931 049 (1) Includes units awarded to persons who were Group Leadership Team members during 2020. (2) The 2020 performance share plan has a three-year performance period based on absolute total shareholder return. The maximum payout is 200% subject to maximum performance against the performance criterion. Vesting is subject to continued employment. (3) Vesting of the tranches of the 2020 restricted share award is conditional to continued employment. NOKIA IN 2020 77 Salary, short-term incentives and other compensation(2) Long-term incentives(3) 24.4 3.7 21.7 4.4 Total 28.1 26.1

Compensation continued Unvested equity awards held by the Nokia Group Leadership Team, including the President and CEO The following table sets forth the potential aggregate ownership interest through the holding of equity-based incentives of the Group Leadership Team in office, including the President and CEO, as of December 31, 2020: Shares receivable through performance shares at grant Shares receivable through performance shares at maximum(4) Shares receivable through restricted shares Number of equity awards held by the Group Leadership Team(1) % of the outstanding shares(2) % of the total outstanding equity incentives (per instrument)(3) 7 380 503 0.13% 14 761 006 0.26% 1 897 548 0.03% 7.42% 7.42% 41.91% (1) Includes the 17 members of the Group Leadership Team in office as of December 31, 2020. (2) The percentages are calculated in relation to the outstanding number of shares and total voting rights of Nokia as of December 31, 2020, excluding shares held by Nokia Group. No member of the Group Leadership Team owns more than 1% of the outstanding Nokia shares. (3) The percentages are calculated in relation to the total outstanding equity incentives per instrument. (4) At maximum performance, under the performance share plans outstanding as of December 31, 2020, the payout would be 200% and the table reflects this potential maximum payout. The restriction period for the performance share plan 2018 ended on December 31, 2020 and Nokia’s performance against the performance criteria set out in the plan rules, was above the threshold performance. The settlement to the participants under the performance share 2018 plan took place in February 2021. Long-term incentives We annually review compensation against key metrics such as total shareholder return and share price to validate the effectiveness of our equity plans. The 2017 performance share plan vested on January 1, 2020 with 28.9% of the target award vesting based on the achievement against the revenue and earnings per share targets during the performance period (financial years 2017 and 2018). The 2018 performance share plan vested on January 1, 2021 with 56.82% of the target award vesting based on the achievement against the market share, earnings per share and free cash flow targets during the performance period (financial years 2018 and 2019). The 2019 performance share plan was the first to be based on a three year performance period and its performance will be assessed after the financial year 2021 has ended. The Personnel Committee of the Board determined that the metric for the 2020 performance share plan should be based on total shareholder return. This reflects our commitment to driving the best direct, long-term results and fully aligns plan participants with the interests of shareholders. The global pandemic necessitated a delay to the award date for our main long-term incentive award from July to November. The performance period was adjusted accordingly to ensure that a three-year performance period was maintained and the November 2020 awards will not vest until a corresponding date three years later in 2023. The performance conditions were not adjusted. Nokia long-term incentive plan and employee share purchase plan 2021-2023 The long-term incentive plan (LTI Plan) intends to effectively contribute to the long-term value creation and sustainability of the Company and align the interests of the executives and employees with those of Nokia’s shareholders. Nokia’s long-term incentive plan for 2021-2023 is a key tool which supports these objectives. Under the LTI Plan the company may grant eligible executives and other employees awards in the form of both performance shares and restricted shares. Review of our incentive plans Each year we monitor the performance of our incentive plans against the targets for the plan, total shareholder return and the impact that the plans have on total compensation compared with market peers. Target setting Targets for the short-term incentives are set annually at or before the start of the year, balancing the need to deliver value with the need to motivate and drive performance of the Group Leadership Team. Targets are selected from a set of strategic metrics that align with driving sustainable value for shareholders and are set in the context of market expectations and analyst consensus forecasts. Targets for our long-term incentive plans are set in a similar context. The long-term incentive targets are set at the start of the performance period and locked in for the life of the plan. Short-term incentives In 2020 short-term incentive targets and achievements were based on a mix of revenue, operating profit and cash flow as well as personal targets. Targets were measured either at a Nokia Group level or, alternatively, a mix of Nokia Group and business group level for business group presidents. For 2021 the incentive structure will be simplified to focus on four metrics: ■ Operating profit of Nokia ■ Operating profit for the relevant business group ■ Role related strategic objectives ■ ESG (carbon emissions and diversity) Those Group Leadership Team members not leading a business group will have the equivalent proportion of their incentive based on Nokia’s operating profit. 78 NOKIA IN 2020

Corporate governance Pay for performance Core to our compensation philosophy is a desire to pay for performance. Each year we review overall total shareholder return compared with long-term incentive payouts mapping the performance of the plans against the total shareholder return curve. Awards under the LTI Plan may be granted between the date the plan is approved and December 31, 2023 subject to applicable performance metrics as well as performance and/or restriction periods of up to 36 months depending on the award. Consequently, the restriction periods for the last awards granted under the LTI Plan would end in 2026. Performance metrics as well as weightings and targets for the selected metrics for performance shares are set by the Board of Directors annually to ensure they continue to support Nokia’s long-term business strategy and financial success. The potential maximum aggregate number of Nokia shares that may be issued based on awards granted under the LTI plan in 2021, 2022 and 2023 is 350 million. Until the Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with the performance or restricted shares. If the participant’s employment with Nokia terminates before the vesting date of the award or a part of an award, the individual is not, as a main rule, entitled to settlement based on the plan. For the awards made in 2021, the majority of long-term incentive plan participants will receive restricted shares rather than performance shares although the executives, including the President and CEO, will continue to receive performance shares as the main form of long-term incentives. The performance shares will be subject to performance criterion which will continue to be absolute total shareholder return and the plan vests no earlier than three years from the grant. The regular restricted share awards will have a three-year vesting period with cliff vesting but, in limited cases predominantly related to retention, the company may introduce different vesting periods with tranche vesting. This will simplify plan participation for the employees. The purpose of the employee share purchase plan (ESPP) is to encourage share ownership within the Nokia employee population, increasing engagement and sense of ownership in the company. Under the ESPP 2021-2023, subject to the Board commencing annual plan cycles, the eligible employees may elect to make contributions from their monthly net salary to purchase Nokia shares at market value on pre-determined dates on a quarterly basis during the applicable plan period. Nokia would deliver one matching share for every two purchased shares that the participant still holds at the end of applicable plan cycle. In addition, the participants may be offered free shares subject to meeting certain conditions related to participation as determined by the Board. The maximum number of shares that can be issued under all plan cycles commencing under the ESPP in 2021, 2022 and 2023 is 35 million. Participants have immediate shareholder rights over all shares purchased from the market. Until the matching or free Nokia shares are delivered, the participants will not have any shareholder rights, such as voting or dividend rights associated with the matching or free shares. Share price and total shareholder return vs long-term incentive performance 250% 200% 150% 100% 50% Nil 2011 Nil 0 TSR value 2012 2013 2014 2015 2016 2017 2018 2019* 2020* Long-term incentive plan, as of 31 December Achieved Overachieved Nokia total shareholder return (“TSR”) * Performance period not yet completed. Looking at the performance of our long-term incentive plans against total shareholder return, there is a reasonable alignment with the performance of the plans declining as total shareholder return, declines and the trend lines are reasonably aligned. The Board continues to actively monitor the performance of our long-term incentive plans to ensure that they deliver value for shareholders. Our peers In looking for suitable comparators, we have considered ourselves a European technology company and looked at businesses of similar size, global scale and complexity, such as: ABB ASML Airbus Atos BAe Systems BT Cap Gemini Deutsche Telekom Ericsson Infineon Kone Phillips SAP Vodafone NOKIA IN 2020 79 29% 46% 57% 86% 23.75% 100% 25.72% 100%

Rae , Home of Nokia Oulu so NOKIA IN 2020

Board review Business description Board’s review Selected financial data Operating and financial review Results of operations Continuing operations Discontinued operations Results of segments Networks Nokia Software Nokia Technologies Group Common and Other Liquidity and capital resources Financial position Cash flow Financial assets and debt Venture fund investments and commitments Treasury policy Foreign exchange impact Our response to COVID-19 Sustainability and corporate responsibility Sustainability governance Risk management Strategy and targets Dealing with the COVID-19 pandemic Improving lives with technology Combatting climate change Conducting our business with integrity Our culture – respecting people Shares and shareholders Share details Shareholders Articles of Association Risk factors Significant subsequent events Key ratios Alternative performance measures 82 83 84 85 85 85 87 88 88 89 90 91 92 92 92 92 93 93 93 94 98 99 99 100 100 101 102 103 106 108 108 110 112 114 117 118 119 NOKIA IN 2020 81

Business description Business description Nokia Corporation is a public limited liability company incorporated and domiciled in Helsinki, Finland. Nokia Oyj is the parent company (Parent Company or Parent) for all its subsidiaries (Nokia or the Group). Nokia offers mobile and fixed network hardware, software and services to communication service providers (CSPs), enterprise customers and webscales. Our comprehensive portfolio of products, services and licensing enables the infrastructure for 5G and the Internet of Things. We have a global presence with customers in more than 100 countries around the world and operations in Europe, the Middle East & Africa, Greater China, North America, Asia-Pacific and Latin America. The shares of Nokia Corporation are listed on the Nasdaq Helsinki Stock Exchange, the New York Stock Exchange and the Euronext Paris Stock Exchange. 82 NOKIA IN 2020

Board review Board’s review Board’s review In October, Nokia announced its new operating model and strategic priorities to ensure technology leadership, alignment with the customer buying behavior and sustainable financial performance. The year 2020 will be remembered as a year that accelerated digitalization and increased the role of critical networks in the midst of a global pandemic. Although COVID-19 caused unprecedented shutdowns around the world, network infrastructure solutions kept the global economy and daily life running. Nokia delivered a financially solid 2020 with strengthened gross margin and operating margin performance. This development was supported by enhanced our competitiveness and cost position of our mobile radio products, the overall positive development of Nokia’s Network business and a regional mix shift towards the higher margin North America region. Free cash flow was strengthened, and the financial position remained stable. Important milestones during the year included the completion of the search for a new CEO, with the Board appointing Pekka Lundmark as Nokia’s CEO on March 2, 2020. Mr. Lundmark started in his new role on August 1, 2020 and Rajeev Suri, Nokia’s long-serving CEO, stepped down on July 31, 2020 while continuing as an advisor to the Nokia Board until January 1, 2021. In October, Nokia announced its new operating model and strategic priorities to ensure technology leadership and sustainable financial performance. Based on the strategy work launched during the year, Nokia sees a gradual shift in value creation from monolithic systems towards silicon, software, and services. Nokia’s role is to be a provider of competitive network elements and solutions to critical networks that run mission-critical services extending to all corners of society. Nokia’s new operating model, effective from January 2021, is set to improve agility, alignment with customer needs, accountability, cost-efficiency and transparency. At the center of the operating model are four accountable business groups that better align Nokia with customers’ buying behavior. Nokia provides more detailed information on the strategies of its business groups at its Capital Markets Day on March 18, 2021. Overall, 2020 included important steps in the right direction. The decisive actions in Mobile Networks R&D strengthened competitiveness and product cost structure of mobile radio products improving the Mobile Access, although there is still work to be done. Demand for 5G radio access products increased, and growth in ReefShark shipment volumes contributed to lower product costs and improved gross margin for 5G products. Nokia’s objective to reach 35% shipment volume for its ReefShark products was exceeded by the end of the year, when the total shipment volume reached 43%. In addition, Nokia’s Enterprise business continued to deliver double-digit year-on-year growth and Nokia has already secured 260 private wireless customers. Nokia holds technology leadership positions already in many key areas. In Network Infrastructure, Nokia’s FP4-based products are industry-leading. In addition, during 2020, Nokia filed more than 1 500 new inventions with more than 3 500 patent families now declared as essential for 5G. During the year, Nokia continued its strong commitment to making the world more socially, ethically, and environmentally responsible. For example, Nokia remained on track to achieve its target of reducing emissions from its products by 75% by 2030, with the customer base station sites Nokia has modernized so far using 58% less energy on average. In 2020, sustainability was a focus area of the Board, including its annual review of the related targets and achievements as well the ongoing work of the Committees. The Audit Committee focused on the planning and implementation of climate-related financial reporting and the monitoring of Nokia’s conflict mineral reporting. The Personnel Committee assessed how to integrate environmental and social objectives into the Company’s incentive plans. The Corporate Governance and Nomination Committee assessed the sustainability related trends from the corporate governance perspective. During 2020, the Board held 20 meetings, and its Committees had in total 22 meetings. Due to COVID-19, Nokia’s Annual General Meeting took place at the company’s headquarters in Espoo on May 27, 2020 under special arrangements and under temporary legislation approved by the Finnish Parliament. Approximately 43 000 shareholders representing about 2 300 million shares and votes were represented at the meeting. Following the earlier announcement of the long-serving Board Chair Risto Siilasmaa that he will step down from the Board at the Annual General Meeting 2020, Sari Baldauf was elected as the new Chair of the Board and Kari Stadigh as the Vice Chair. Overall, 2021 is expected to be a year of transition, with meaningful headwinds due to market share loss and price erosion in North America. Nokia will make further investments 5G R&D, meaning that some short-term margin will be sacrificed to ensure technology leadership in 5G and sustainable long-term financial performance. Nokia’s top priorities for 2021 include completing the turnaround in Mobile Networks and implementation of the new operating model while strengthening accountability and inspiring corporate culture. As stated in connection with the 2020 results announcement, the Board is satisfied with Nokia’s operational performance and strengthened cash position. However, the Board does not propose a dividend or dividend authorization for the financial year 2020 to secure adequate investments in 5G and strategic areas, while continuing to establish a sustainable cash generation. NOKIA IN 2020 83

Selected financial data Selected financial data The selected financial data set forth below as of and for each of the years in the five-year period ended December 31, 2020 has been derived from, and should be read in conjunction with, our consolidated financial statements prepared in accordance with IFRS. The consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 are included in this Annual Report. In 2019 the Group applied IFRS 16, Leases, for the first time. In 2018 the Group applied IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers, for the first time. As the new standards were not adopted retrospectively, the financial information for the comparative periods has not been restated for the effects of the new standards. 2020 2019 2018 For the year ended December 31 (in EURm, except for percentage and personnel data) (1) In 2020 and 2019, non-current assets and non-interest-bearing liabilities reflect the impact of adoption of IFRS 16, Leases on January 1, 2019. (2) Total cash and current financial investments consist of the following line items from our consolidated statement of financial position: cash and cash equivalents and current financial investments. (3) Includes long-term and short-term interest-bearing liabilities. (4) Lease liabilities recognized in accordance with IAS 17, Leases, for the year ended December 31, 2018, has been reclassified from long-term interest-bearing liabilities to other non-current liabilities to ensure comparability with the presentation of interest-bearing liabilities and lease liabilities following the adoption of IFRS 16, Leases, on January 1, 2019. Consequently, net cash and current financial investments for the year ending December 31, 2018 has been revised to exclude lease liabilities. Despite the changes in the presentation of comparatives, IFRS 16 has not been adopted retrospectively. (5) Includes other non-current and current liabilities than long-term and short-term interest-bearing liabilities in the consolidated statement of financial position. (6) In 2020, the Group reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative amounts for 2019 and 2018 have been revised accordingly. Refer to Note 2, Significant accounting policies. (7) The comparative amounts for 2019 and 2018 have been adjusted to reflect a revised amount of restructuring expenses. Refer to Note 9, Personnel expenses. (8) No dividend is proposed by the Board of Directors related to the financial year 2020. Amounts presented related to the financial years 2019 and 2018 represent the actual amounts paid. (9) Net cash and current financial investments equal total cash and current financial investments less long-term and short-term interest-bearing liabilities. 84 NOKIA IN 2020 From the consolidated income statement Net sales Change % Operating profit/(loss) % of net sales Financial income Financial expense Profit/(loss) before tax Income tax expense 21 852 (6.3)% 885 4.0% 156 (320) 743 (3 256) 23 315 22 563 3.3% (2.5)% 485 (59) 2.1% (0.3)% 165 85 (506) (398) 156 (360) (138)(189) (Loss)/profit for the year from continuing operations (2 513) 18 (549) (Loss)/profit attributable to equity holders of the parent (Loss)/profit attributable to non-controlling interests (2 520) 7 14 (554) 4 5 Earnings per share attributable to equity holders of the parent Basic, continuing operations, EUR Diluted, continuing operations, EUR (0.45) (0.45) 0.00 (0.10) 0.00 (0.10) From the consolidated statement of financial position Non-current assets(1) Total cash and current financial investments(2) Other current assets Assets held for sale 17 976 8 061 10 154 – 22 320 21 246 6 007 6 873 10 801 11 393 –5 Total assets 36 191 39 128 39 517 Capital and reserves attributable to equity holders of the parent Non-controlling interests Interest-bearing liabilities(3)(4) Non-interest-bearing liabilities(1)(4)(5) 12 465 80 5 576 18 070 15 325 15 289 76 82 4 277 3 820 19 450 20 326 Total equity and liabilities 36 191 39 128 39 517 Other information Research and development expenses(6) % of net sales Purchases of property, plant and equipment, and intangible assets % of net sales Personnel expenses(7) Average number of employees Order backlog, EUR billion (4 087) (18.7)% (479) (2.2)% (7 310) 92 039 16.6 (4 532) (4 777) (19.4)% (21.2)% (690)(672) (3.0)% (3.0)% (7 360)(8 029) 98 322103 083 18.8 21.1 Key financial indicators Dividend per share, EUR(8) Total dividends paid(8) Return on capital employed, % Return on shareholders’ equity, % Equity ratio, % Net debt to equity (gearing), % Net cash and current financial investments(4)(9) Free cash flow 0.00 – 5.3% neg. 34.7% (19.8)% 2 485 1 356 0.00 0.10 –560 1.5% neg. 0.1% neg. 39.4% 38.9% (11.2)% (19.9)% 1 730 3 053 (297)(199)

Board review Operating and financial review Operating and financial review The financial information included in this “Operating and financial review” section as of December 31, 2020 and 2019, and for the years ended December 31, 2020, 2019 and 2018 has been derived from our audited consolidated financial statements included in this Annual Report. The financial information should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements. Impact of COVID-19 on our operations In 2020, the global economy and financial markets have been severely affected by the COVID-19 pandemic. The impact of COVID-19 on our financial performance and financial position during the year has been primarily related to temporary factory closures in the first half of the year. The factory closures related primarily to Alcatel Submarine Networks in Group Common and Other and had a negative impact on net sales, with the majority of these net sales expected to be shifted to future periods, rather than being lost. In addition, COVID-19 has affected our operational costs and cash flows, for example as a result of temporarily lower travel, temporary delays in capital expenditure and lower cash outflows related to income taxes due to tax reliefs. As of December 31, 2020, potential risks and uncertainties continue to exist related to the scope and duration of the COVID-19 impact and the pace and shape of the economic recovery following the pandemic and it is impossible to predict with accuracy the precise impact of such risks on us, our operations and our business. Results of operations This “Results of operations” section discusses the results of our continuing and discontinued operations. In 2020, we reviewed the presentation of income and expenses related to our restructuring plans, pension plan curtailments and amendments as well as certain asset impairments. As a result, we reclassified the restructuring and associated charges, pension curtailment and plan amendment income and expenses as well as certain impairment charges that were previously presented in other operating income and expenses to the functional line items to enhance the relevance of information provided in our consolidated income statement. The comparative amounts for 2019 have been reclassified accordingly. For more information, refer to Note 2, Significant accounting policies, in the consolidated financial statements included in this Annual Report. Continuing operations For the year ended December 31, 2020 compared to the year ended December 31, 2019 The following table sets forth selective line items and the percentage of net sales for the years indicated. 2020 EURm% of net sales 2019 EURm% of net sales Year-on-year change % For the year ended December 31 (1) In 2020, the Group reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative amounts for 2019 have been recast accordingly. Refer to note 2, Significant accounting policies, in the consolidated financial statements included in this Annual Report. NOKIA IN 2020 85 Net sales Cost of sales(1) 21 852 100.0 (13 659) (62.5) 23 315 100.0 (6) (15 051) (64.6) (9) Gross profit(1) Research and development expenses(1) Selling, general and administrative expenses(1) Other operating income and expenses(1) 8 193 37.5 (4 087) (18.7) (2 898) (13.3) (323)(1.5) 8 264 35.4 (1) (4 532) (19.4) (10) (3 219) (13.8) (10) (28)(0.1)– Operating profit 885 4.0 485 2.1 82 Share of results of associated companies and joint ventures Financial income and expenses 22 0.1 (164) (0.8) 12 0.1 83 (341) (1.5) (52) Profit before tax 743 3.4 156 0.7 – Income tax expense (3 256) (14.9) (138)(0.6)– (Loss)/profit for the year (2 513) (11.5) 18 0.1 – Attributable to: Equity holders of the parent Non-controlling interests (2 520) (11.5) 7 – 14 0.1 – 4 –75

Operating and financial review continued Net sales Net sales in 2020 were EUR 21 852 million, a decrease of EUR 1 463 million, or 6%, compared to EUR 23 315 million in 2019. The decrease in net sales was primarily due to a decrease in Networks net sales, and, to a lesser extent, a decrease in Nokia Software and Nokia Technologies net sales. This was partially offset by an increase in Group Common and Other. The following tables set forth distribution of net sales by geographical area and net sales by customer type for the years indicated. Operating expenses Our research and development expenses in 2020 were EUR 4 087 million, a decrease of EUR 445 million, or 10%, compared to EUR 4 532 million in 2019. Research and development expenses represented 18.7% of our net sales in 2020 compared to 19.4% in 2019. The decrease in research and development expenses was primarily due to lower amortization of acquired intangible assets, a decrease in Networks research and development expenses and the absence of product portfolio strategy costs. This was partially offset by higher restructuring and associated charges and an increase in Nokia Technologies research and development expenses. In 2020, research and development expenses included EUR 57 million of amortization of acquired intangible assets, compared to EUR 571 million in 2019. In 2020, research and development expenses did not include any product portfolio strategy costs, compared to EUR 22 million in 2019. In 2020, research and development expenses included restructuring and associated charges of EUR 190 million, compared to EUR 98 million in 2019. Our selling, general and administrative expenses in 2020 were EUR 2 898 million, a decrease of EUR 321 million compared to EUR 3 219 million in 2019. Selling, general and administrative expenses represented 13.3% of our net sales in 2020 compared to 13.8% in 2019. The decrease in selling, general and administrative expenses was primarily due to a decrease in Networks selling, general and administrative expenses, lower transaction and integration-related costs, lower restructuring and associated charges and, to a lesser extent, lower Nokia Technologies selling, general and administrative expenses. The decrease in Networks selling, general and administrative expenses, reflected continued progress related to Nokia’s cost savings program and lower travel and personnel-related expenses due to COVID-19. In 2020, selling, general and administrative expenses included transaction and integration-related credits of EUR 11 million, compared to costs of EUR 50 million in 2019. In 2020, selling, general and administrative expenses included restructuring and associated charges of EUR 68 million, compared to EUR 117 million in 2019. Other operating income and expenses in 2020 was a net expense of EUR 323 million, an increase of EUR 295 million, compared to a net expense of EUR 28 million in 2019. The net negative fluctuation in our other operating income and expenses was primarily due to a non-cash impairment charge and a net negative fluctuation in Networks other operating income and expenses. In 2020, we recorded a non-cash impairment loss on goodwill to other operating income and expenses of EUR 200 million, compared to no charge in 2019. 2020 EURm 2019 Year-on-year EURmchange % For the year ended December 31 (1) All Nokia Technologies IPR and licensing net sales are allocated to Finland. 2020 EURm 2019 Year-on-year EURmchange % For the year ended December 31 (1) Includes net sales of Alcatel Submarine Networks and Radio Frequency Systems, both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. Alcatel Submarine Networks and Radio Frequency Systems net sales include also revenue from communication service providers and enterprise customers. Gross profit Gross profit in 2020 was EUR 8 193 million, a decrease of EUR 71 million, or 1%, compared to EUR 8 264 million in 2019. The decrease in gross profit was primarily due to higher restructuring and associated charges, a lower gain related to defined benefit plan amendments, and lower gross profit in Nokia Software, Nokia Technologies and Group Common and Other. These were partially offset by higher gross profit in Networks and the absence of product portfolio strategy costs. Gross margin in 2020 was 37.5%, compared to 35.4% in 2019. In 2020, gross profit did not include any product portfolio strategy costs, compared to EUR 123 million of such costs in 2019. In 2020, gross profit included restructuring and associated charges of EUR 393 million, compared to EUR 287 million in 2019. In 2020, gross profit included a gain related to defined benefit plan amendments of EUR 90 million, compared to a gain of EUR 168 million in 2019. 86 NOKIA IN 2020 Communication service providers Enterprise Licensees Other(1) 17 954 1 571 1 402 925 19 558 (8) 1 409 11 1 487 (6) 861 7 Total 21 852 23 315 (6) Asia Pacific Europe(1) Greater China Latin America Middle East & Africa North America 3 847 6 620 1 376 995 1 893 7 121 4 556 (16) 6 620 – 1 843 (25) 1 472 (32) 1 876 1 6 948 2 Total 21 852 23 315 (6)

Board review Profit/loss attributable to equity holders of the parent and earnings per share The loss attributable to equity holders of the parent in 2020 was EUR 2 520 million, a decrease of EUR 2 534 million, compared to a profit of EUR 14 million in 2019. The change in profit attributable to equity holders of the parent was primarily due to higher income tax expenses, partially offset by an improvement in operating profit, and net positive fluctuation in financial income and expenses. Operating profit Our operating profit in 2020 was EUR 885 million, an increase of EUR 400 million, compared to an operating profit of EUR 485 million in 2019. The increase in operating profit was primarily due to lower research and development expenses and lower selling, general and administrative expenses, partially offset by a net negative fluctuation in other operating income and expenses and lower gross profit. Our operating margin in 2020 was 4.0%, compared to 2.1% in 2019. Financial income and expenses Financial income and expenses were a net expense of EUR 164 million in 2020, a decrease of EUR 177 million, or 52%, compared to a net expense of EUR 341 million in 2019. The net positive fluctuation in financial income and expenses was primarily due to a decrease in the costs related to the sale of receivables and a net benefit related to foreign exchange results arising from the impact of foreign exchange volatility. We sell trade receivables to various financial institutions without recourse in the normal course of business, in order to manage our credit risk and working capital cycle. Profit before tax Our profit before tax in 2020 was EUR 743 million, an increase of EUR 587 million compared to EUR 156 million in 2019. Income tax Income taxes were a net expense of EUR 3 256 million in 2020, an increase of EUR 3 118 million compared to a net expense of EUR 138 million in 2019. The increase in net income taxes was primarily attributable to the derecognition of Finnish deferred tax assets of EUR 2.9 billion and, to a lesser extent, higher income taxes due to increased profitability in 2020 compared to 2019. The derecognition was required due to a regular assessment of our ability to utilize the tax assets in Finland in the foreseeable future that is done primarily based on our historical performance. These tax assets are not lost, and the derecognition can be reversed. They can still be utilized in the taxation and the derecognition is not expected to affect the overall taxation of the Nokia Group or its cash taxes. For further details on the derecognition of Finnish deferred tax assets, please refer to Note 12, Income taxes, of our consolidated financial statements included in this Annual Report. Our EPS from continuing operations in 2020 was negative EUR 0.45 (basic) and negative EUR 0.45 (diluted) compared to EUR 0.00 (basic) and EUR 0.00 (diluted) in 2019. Discontinued operations Discontinued operations include the continuing financial effects of the HERE business and the D&S business. The Group sold its HERE digital mapping and location services business to a German automotive industry consortium comprised of AUDI AG, BMW Group and Daimler AG in a transaction that was completed on December 4, 2015. The Group sold substantially all of its Devices & Services business to Microsoft in a transaction that was completed on April 25, 2014. The timing and amount of financial effects are largely dependent upon external factors such as final outcomes of uncertain tax positions. Refer to Note 6, Discontinued operations, of our consolidated financial statements included in this Annual Report. For the year ended December 31, 2020 compared to the year ended December 31, 2019 Discontinued operations loss for the year was EUR 3 million in 2020 compared to a loss of EUR 7 million in 2019. In 2019, the loss for the year included an addition of EUR 7 million to, and a deduction of EUR 1 million from, gain on the sale related to D&S business and HERE business, respectively, due to tax indemnification. NOKIA IN 2020 87

Operating and financial review continued Results of segments In 2020, we had three reportable segments for financial reporting purposes: (1) Networks, (2) Nokia Software and (3) Nokia Technologies. We also present certain segment-level information for Group Common and Other. The amounts presented in this “Results of segments” section for each reportable segment and Group Common and Other represent the amounts reported to the management. Certain costs and revenue adjustments are not allocated to the segments for the management reporting purposes. For more information on our operational and reporting structure as well as the reconciliation of reportable segment measures to those of the Nokia Group, refer to Note 5, Segment information, in the consolidated financial statements included in this Annual Report. Networks For the year ended December 31, 2020 compared to the year ended December 31, 2019 The following table sets forth selective line items and the percentage of net sales for the years indicated. 2020 EURm% of net sales 2019 EURm% of net sales Year-on-year change % For the year ended December 31 (1) In 2020, net sales include Mobile Access net sales of EUR 10 630 million, Fixed Access net sales of EUR 1 759 million, IP Routing net sales of EUR 2 768 million and Optical Networks net sales of EUR 1 695 million. In 2019, net sales include Mobile Access net sales of EUR 11 655 million, Fixed Access net sales of EUR 1 881 million, IP Routing net sales of EUR 2 921 million and Optical Networks net sales of EUR 1 752 million. Net sales Networks net sales in 2020 were EUR 16 852 million, a decrease of EUR 1 357 million, or 7%, compared to EUR 18 209 million in 2019. The decrease in Networks net sales was primarily due to Mobile Access and, to a lesser extent, IP Routing, Fixed Access and Optical Networks. Mobile Access net sales were EUR 10 630 million in 2020, a decrease of EUR 1 025 million, or 9%, compared to EUR 11 655 million in 2019. IP Routing net sales were EUR 2 768 million in 2020, a decrease of EUR 153 million, or 5%, compared to EUR 2 921 million in 2019. Fixed Access net sales were EUR 1 759 million in 2020, a decrease of EUR 122 million, or 6%, compared to EUR 1 881 million in 2019. Optical Networks net sales were EUR 1 695 million in 2020, a decrease of EUR 57 million, or 3%, compared to EUR 1 752 million in 2019. The decrease in Mobile Access net sales was primarily due to network deployment and planning services and legacy radio technologies, partially offset by strong growth in 5G. The decrease in IP Routing net sales was in comparison to a particularly strong 2019, which benefited from pent-up demand for some of its newly introduced FP4 products. The decrease in Fixed Access net sales was primarily due to declines in copper access technologies, services and digital home, partially offset by growth in fiber access technologies. The decrease in Optical Networks net sales was in comparison to a particularly strong 2019 and was also driven by temporary supply chain constraints as a result of COVID-19, which impacted the first half of 2020. Gross profit Networks gross profit in 2020 was EUR 5 744 million, an increase of EUR 167 million, or 3%, compared to EUR 5 577 million in 2019. Networks gross margin in 2020 was 34.1%, compared to 30.6% in 2019. The increase in Networks gross profit was primarily due to Mobile Access, partially offset by IP Routing and Fixed Access. The increase in Mobile Access gross profit was primarily due to higher gross margin, partially offset by lower net sales. The higher gross margin in Mobile Access was primarily due to improved 5G gross margin and, to a lesser extent, favorable mix, partially offset by project-related loss provisions. The favorable mix was primarily due to a lower proportion of network deployment net sales. The decrease in both IP Routing and Fixed Access gross profit was primarily due to lower net sales. In 2020, annual variable compensation within Networks cost of sales was higher, compared to 2019. 88 NOKIA IN 2020 Net sales(1) Cost of sales 16 852 100.0 (11 108) (65.9) 18 209 100.0 (7) (12 632) (69.4) (12) Gross profit Research and development expenses Selling, general and administrative expenses Other operating income and expenses 5 744 34.1 (2 908) (17.3) (1 745) (10.4) (156) (0.9) 5 577 30.6 3 (2 943) (16.2)(1) (1 929) (10.6) (10) (40) (0.2)– Operating profit 935 5.5 665 3.7 41

Board review Networks other operating income and expenses was an expense of EUR 156 million in 2020, a change of EUR 116 million compared to an expense of EUR 40 million in 2019. The change in other operating income and expenses was primarily due to the net effect of loss allowances on certain trade receivables. Operating profit Networks operating profit was EUR 935 million in 2020, an increase of EUR 270 million, or 41%, compared to EUR 665 million in 2019. Networks operating margin was 5.5% in 2020, compared to 3.7% in 2019. The increase in operating margin was primarily attributable to Mobile Access and, to a lesser extent, Fixed Access, partially offset by IP Routing and Optical Networks. Operating expenses Networks research and development expenses were EUR 2 908 million in 2020, a decrease of EUR 35 million, or 1%, compared to EUR 2 943 million in 2019. The decrease in Networks research and development expenses was primarily due to Mobile Access, partially offset by Optical Networks. The lower research and development expenses in Mobile Access was primarily due to progress related to Nokia’s cost savings program, partially offset by higher investments in 5G R&D to accelerate our product roadmaps and cost competitiveness. The higher research and development expenses in Optical Networks was primarily due to increased investments related to our Elenion acquisition. In 2020, annual variable compensation within Networks research and development expenses was higher, compared to 2019. Networks selling, general and administrative expenses were EUR 1 745 million in 2020, a decrease of EUR 184 million, or 10%, compared to EUR 1 929 million in 2019. The decrease in Networks selling, general and administrative expenses was primarily due to Mobile Access, reflecting continued progress related to Nokia’s cost savings program and lower travel and personnel-related expenses due to COVID-19. In 2020, annual variable compensation within Networks selling, general and administrative expenses was higher, compared to 2019. Nokia Software For the year ended December 31, 2020 compared to the year ended December 31, 2019 The following table sets forth selective line items and the percentage of net sales for the years indicated. 2020 EURm% of net sales 2019 EURm% of net sales Year-on-year change % For the year ended December 31 Net sales Nokia Software net sales in 2020 were EUR 2 656 million, a decrease of EUR 111 million, or 4%, compared to EUR 2 767 million in 2019. The decrease in Nokia Software net sales was primarily due to core networks and applications. Gross profit Nokia Software gross profit in 2020 was EUR 1 382 million, a decrease of EUR 71 million, or 5%, compared to EUR 1 453 million in 2019. Nokia Software gross margin in 2020 was 52.0%, compared to 52.5% in 2019. The decrease in Nokia Software gross profit was primarily due to lower net sales. In 2020, annual variable compensation within Nokia Software cost of sales was higher, compared to 2019. Operating expenses Nokia Software research and development expenses were EUR 459 million in 2020, an increase of EUR 1 million, compared to EUR 458 million in 2019. Nokia Software selling, general and administrative expenses were EUR 397 million in 2020, an increase of EUR 2 million, or 1%, compared to EUR 395 million in 2019. Nokia Software other operating income and expenses was an expense of EUR 19 million in 2020, a change of EUR 8 million compared to an expense of EUR 11 million in 2019. Operating profit Nokia Software operating profit was EUR 507 million in 2020, a decrease of EUR 82 million, or 14%, compared to EUR 589 million in 2019. Nokia Software operating margin in 2020 was 19.1% compared to 21.3% in 2019. The decrease in Nokia Software operating margin in 2020 was primarily due to lower gross profit. NOKIA IN 2020 89 Net sales Cost of sales 2 656 100.0 (1 274) (48.0) 2 767 100.0 (4) (1 314) (47.5) (3) Gross profit Research and development expenses Selling, general and administrative expenses Other operating income and expenses 1 382 52.0 (459) (17.3) (397)(14.9) (19)(0.7) 1 453 52.5 (5) (458) (16.6) – (395) (14.3) 1 (11)(0.4) – Operating profit 507 19.1 589 21.3 (14)

Operating and financial review continued Nokia Technologies For the year ended December 31, 2020 compared to the year ended December 31, 2019 The following table sets forth selective line items and the percentage of net sales for the years indicated. 2020 EURm% of net sales 2019 EURm% of net sales Year-on-year change % For the year ended December 31 Net sales Nokia Technologies net sales in 2020 were EUR 1 402 million, a decrease of EUR 85 million, or 6%, compared to EUR 1 487 million in 2019. The decrease in Nokia Technologies net sales was primarily due to lower brand licensing net sales and lower catch-up net sales. Gross profit Nokia Technologies gross profit in 2020 was EUR 1 393 million, a decrease of EUR 66 million, or 5%, compared to EUR 1 459 million in 2019. The lower gross profit in Nokia Technologies was primarily due to lower net sales, partially offset by higher gross margin. The higher gross margin reflects costs associated with a one-time sale of patent assets that negatively impacted 2019. Operating expenses Nokia Technologies research and development expenses in 2020 were EUR 149 million, an increase of EUR 38 million, or 34%, compared to EUR 111 million in 2019. The increase in Nokia Technologies research and development expenses was primarily due to higher investments to drive creation of intellectual property and higher costs to maintain our patent portfolio. Nokia Technologies selling, general and administrative expenses in 2020 were EUR 81 million, a decrease of EUR 20 million, or 20%, compared to EUR 101 million in 2019. The decrease in Nokia Technologies selling, general and administrative expenses was primarily due to lower licensing-related costs. Nokia Technologies other operating income and expenses in 2020 was a net income of EUR 1 million, a change of EUR 9 million compared to a net expense of EUR 8 million in 2019. Operating profit Nokia Technologies operating profit in 2020 was EUR 1 164 million, a decrease of EUR 75 million, or 6%, compared to an operating profit of EUR 1 239 million in 2019. The decrease in Nokia Technologies operating profit was primarily due to lower gross profit and higher research and development expenses, partially offset by lower selling, general and administrative expenses and a net positive fluctuation in other operating income and expenses. Nokia Technologies operating margin in 2020 was 83.0% compared to 83.3% in 2019. 90 NOKIA IN 2020 Net sales Cost of sales 1 402 100.0 (9)(0.6) 1 487 100.0 (6) (28)(1.9)(68) Gross profit Research and development expenses Selling, general and administrative expenses Other operating income and expenses 1 393 99.4 (149) (10.6) (81)(5.8) 10.1 1 459 98.1 (5) (111) (7.5) 34 (101) (6.8)(20) (8)(0.5) – Operating profit 1 164 83.0 1 239 83.3 (6)

Board review Group Common and Other For the year ended December 31, 2020 compared to the year ended December 31, 2019 The following table sets forth selective line items and the percentage of net sales for the years indicated. 2020 EURm% of net sales 2019 EURm% of net sales Year-on-year change % For the year ended December 31 Net sales Group Common and Other net sales in 2020 were EUR 982 million, an increase of EUR 30 million, or 3%, compared to EUR 952 million in 2019. The increase in Group Common and Other net sales was primarily due to Alcatel Submarine Networks, partially offset by Radio Frequency Systems. Gross profit Group Common and Other gross profit in 2020 was negative EUR 10 million, a decrease of EUR 44 million, compared to positive EUR 34 million in 2019. The lower gross profit was primarily due to lower gross margin in Alcatel Submarine Networks. Group Common and Other gross margin in 2020 was negative 1.0% compared to positive 3.6% in 2019. Operating expenses Group Common and Other research and development expenses in 2020 were EUR 301 million, a decrease of EUR 11 million, or 4%, compared to EUR 312 million in 2019. Group Common and Other selling, general and administrative expenses in 2020 were EUR 266 million, a decrease of EUR 3 million, or 1%, compared to EUR 269 million in 2019. Group Common and Other other operating income and expense in 2020 was a net income of EUR 52 million, a change of EUR 5 million compared to a net income of EUR 57 million in 2019. Operating loss Group Common and Other operating loss in 2020 was EUR 525 million, an increase of EUR 35 million, compared to an operating loss of EUR 490 million in 2019. The change in Group Common and Other operating loss was primarily attributable to lower gross profit, partially offset by lower research and development expenses. NOKIA IN 2020 91 Net sales Cost of sales 982 100.0 (992)(101.0) 952 100.0 3 (918)(96.4) 8 Gross profit Research and development expenses Selling, general and administrative expenses Other operating income and expenses (10) (1.0) (301) (30.7) (266) (27.1) 52 5.3 34 3.6 – (312) (32.8) (4) (269) (28.3) (1) 57 6.0 – Operating loss (525) (53.5) (490) (51.5) 7

Operating and financial review continued Major items of capital expenditure in 2020 included investments in R&D equipment, test equipment, hardware for telecommunication and cloud environment, plants, buildings and construction for transformation projects, and repair or improvements of sites. In 2020, our cash inflow from financing activities was EUR 883 million, compared to EUR 479 million cash used in 2019. The cash inflow was primarily driven by cash inflow from long-term borrowings of EUR 1 349 million, partially offset by paid dividends of EUR 148 million, paid by subsidiaries of the Group to non-controlling interest, compared to EUR 570 million in 2019, primarily relating to dividends to equity holders of the parent. The payments of the principal portion of lease liabilities were EUR 234 million in 2020 compared to EUR 221 million in 2019. Liquidity and capital resources Financial position As of December 31, 2020, our total cash and current financial investments (defined as cash and cash equivalents and current financial investments) equaled EUR 8 061 million, an increase of EUR 2 054 million, compared to EUR 6 007 million as of December 31, 2019. The increase was primarily attributable to net cash inflow from operating activities of EUR 1 759 million and proceeds from long-term borrowings of EUR 1 595 million, partially offset by capital expenditure of EUR 479 million, repayment of long-term borrowings of EUR 246 million, and payment of principal portion of lease liabilities of EUR 234 million. As of December 31, 2018, our total cash and current financial investments equaled EUR 6 873 million. As of December 31, 2020, our net cash and current financial investments (defined as total cash and current financial investments less long-term and short-term interest-bearing liabilities) equaled EUR 2 485 million, an increase of EUR 755 million, compared to EUR 1 730 million as of December 31, 2019. The increase was mainly attributable to net cash inflow from operating activities of EUR 1 759 million, partially offset by capital expenditure of EUR 479 million, and payment of the principal portion of the lease liabilities of EUR 234 million. As of December 31, 2018, our net cash and current financial investments equaled EUR 3 053 million. As of December 31, 2020, our cash and cash equivalents equaled EUR 6 940 million, an increase of EUR 1 030 million compared to EUR 5 910 million as of December 31, 2019. As of December 31, 2018, our cash and cash equivalents equaled EUR 6 261 million. Financial assets and debt As of December 31, 2020, our net cash and current financial investments equaled EUR 2 485 million consisting of EUR 8 061 million in total cash and current financial investments, and EUR 5 576 million of long-term and short-term interest-bearing liabilities. We hold our total cash and current financial investments predominantly in euro. Our current financial investments mainly include high-quality money market and fixed income instruments with strict maturity limits. We also have a EUR 1 500 million revolving credit facility available for liquidity purposes. The facility has no financial covenants and remains undrawn. As of December 31, 2020, our interest-bearing liabilities consisted of EUR 350 million notes due in 2021, USD 500 million notes due in 2022, EUR 750 million notes due in 2024, EUR 500 million notes due in 2025, a EUR 500 million R&D loan from the European Investment Bank maturing in 2025, a EUR 250 million R&D loan from the Nordic Investment Bank with final maturity in 2025, EUR 750 million notes due in 2026, USD 500 million notes due in 2027, EUR 500 million notes due in 2028, USD 74 million notes due in 2028, USD 206 million notes due in 2029, USD 500 million notes due in 2039, and EUR 322 million of other liabilities. The EUR notes maturing in 2021, 2024, 2025, 2026, and 2028 as well as the USD notes maturing in 2022, 2027, and 2039 are issued by Nokia Corporation, while the USD notes maturing in 2028 and 2029 are issued by Lucent Technologies Inc., a predecessor to Nokia of America Corporation (Nokia’s wholly-owned subsidiary, formerly known as Alcatel-Lucent USA Inc.). The loans from the Nordic Investment Bank and from the European Investment Bank are drawn by Nokia Corporation. Refer to Note 23, Interest-bearing liabilities, of our consolidated financial statements included in this Annual Report for further information regarding our interest-bearing liabilities. In February 2020, we drew a EUR 500 million R&D loan from the European Investment Bank. The loan facility agreement was signed in August 2018 and the loan will mature in February 2025. In May 2020, we executed capital markets transactions, including issuances of EUR 500 million notes due in 2025 and EUR 500 million notes due in 2028 and, pursuant to a cash tender offer, a purchase of EUR 150 million of notes due in 2021. The notes were issued under our EUR 5 billion Euro Medium-Term Note Programme. In June 2020, we exercised our option to extend the maturity date of the EUR 1 500 million revolving credit facility. Subsequent to the extension, EUR 1 412 million of the facility has its maturity in June 2025 with a one-year extension option remaining, and EUR 88 million of the facility has its maturity in June 2024. Cash flow Our cash inflow from operating activities in 2020 was EUR 1 759 million, an increase of EUR 1 369 million compared to a cash inflow of EUR 390 million in 2019. The increase was primarily attributable to a decrease in cash tied-up to net working capital of EUR 710 million in 2020 compared to EUR 1 788 million cash tied-up in 2019, and net profit, adjusted for non-cash items, of EUR 2 751 million, an increase of EUR 113 million compared to EUR 2 638 million in 2019. The primary driver for the decrease in net working capital tied-up was related to a decrease in liabilities of EUR 845 million compared to a decrease of EUR 2 232 million in 2019, and a decrease in inventories of EUR 553 million compared to a decrease of EUR 285 million in 2019. The decrease in liabilities was primarily attributable to a decrease in trade payables, driven by lower inventory levels, a decrease in deferred revenue and restructuring and associated cash outflows, partially offset by an increase in provisions and an increase in liabilities related to employee benefits. The decrease in inventories was attributable to improved inventory management and temporary dynamics related to COVID-19. In 2020, the increase in receivables was EUR 418 million compared to a decrease of EUR 159 million in 2019. In 2020, cash inflow from operating activities included paid taxes of EUR 280 million, a decrease of EUR 236 million compared to EUR 516 million in 2019; interest received of EUR 33 million compared to EUR 57 million in 2019; and interest paid of EUR 35 million, compared to EUR 1 million in 2019. The cash outflow from investing activities equaled EUR 1 517 million in 2020, an increase of EUR 1 350 million compared to EUR 167 million cash outflow in 2019. Cash outflow from investing activities was primarily driven by cash outflow of EUR 1 154 million due to purchase of current financial investments in 2020, compared to EUR 473 million in 2019, and cash outflow due to the capital expenditure of EUR 479 million in 2020 compared to EUR 690 million in 2019. 92 NOKIA IN 2020

Board review We consider that with EUR 8 061 million of total cash and current financial investments, and with our undrawn revolving credit facility, we have sufficient funds to satisfy our future working capital needs, capital expenditure, R&D investments, structured finance, venture fund commitments, acquisitions and debt service requirements, at least through 2021. We further consider that with our current credit ratings of BB+ by Standard & Poor’s, Ba2 by Moody’s, and BBB-by Fitch, we have access to the capital markets should any funding needs arise in 2021. We aim to re-establish investment grade credit ratings. Off-balance sheet arrangements There are no material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors, except for the purchase obligations and lease commitments, as well as guarantees and financing commitments disclosed in Note 30, Commitments, contingencies and legal proceedings, and in Note 36, Financial risk management, of our consolidated financial statements included in this Annual Report. Foreign exchange impact We are a company with global operations and net sales derived from various countries, invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. The magnitude of foreign exchange exposures changes over time as a function of our net sales and costs in different markets, as well as the prevalent currencies used for transactions in those markets. Significant changes in exchange rates may also impact our competitive position and related price pressures through their impact on our competitors. To mitigate the impact of changes in exchange rates on our results, we hedge material net foreign exchange exposures (net sales less costs in a currency) typically with a hedging horizon of approximately 12 months. For the majority of these hedges, hedge accounting is applied to reduce income statement volatility. In 2020, approximately 25% of Group net sales and total costs were denominated in euro, and approximately 50% of Group net sales and total costs were denominated in US dollars. In 2020, approximately 5% of Group net sales and total costs were denominated in Chinese yuan. The average currency mix for Group net sales and total costs: Venture fund investments and commitments We make financing commitments to a number of unlisted venture funds that make technology-related investments. The majority of the investments are managed by NGP Capital, a global venture capital firm 2020 2019 Currency Net sales Total costs Net sales Total costs backing companies that are creating the connected world through sensors, 5G mobile, hybrid cloud and intelligent technology. As of December 31, 2020, our venture fund investments equaled EUR 745 million, compared to EUR 740 million as of December 31, 2019. Refer to Note 24, Fair value of financial instruments, of our consolidated financial statements included in this Annual Report for further information regarding fair value of our venture fund investments. As of December 31, 2020, our venture fund commitments equaled EUR 189 million, compared to EUR 244 million as of December 31, 2019. As a limited partner in venture funds, we are committed to capital contributions and entitled to cash distributions according to the respective partnership agreements and underlying fund activities. Refer to Note 30, Commitments, contingencies and legal proceedings, of our consolidated financial statements included in this Annual Report for further information regarding commitments and contingencies. For the full year 2020 compared to the previous year, the US dollar was weaker against the euro. The weaker US dollar in 2020 on a year-on-year basis had a negative impact on our net sales reported in euros. However, the weaker US dollar also contributed to slightly lower costs of sales and operating expenses on a year-on-year basis. In total, before hedging, the weaker US dollar on a year-on-year basis had a slightly negative effect on our operating profit in 2020. During 2020, the Chinese yuan depreciated against the euro on a year-on-year basis and this had a slightly negative impact on our net sales reported in euros. However, the weaker Chinese yuan also contributed to slightly lower cost of sales and operating expenses on a year-on-year basis. In total, before hedging, the slightly weaker Chinese yuan on a year-on-year basis had an approximately neutral impact on our operating profit in 2020. For a discussion of the instruments used by us in connection with our hedging activities, refer to Note 36, Financial risk management, of our consolidated financial statements included in this Annual Report. Refer also to “Operating and financial review and prospects – Risk factors”. Treasury policy Treasury activities are governed by the Nokia Treasury Policy approved by the President and CEO and supplemented by operating procedures approved by the CFO, covering specific areas such as foreign exchange risk, interest rate risk, credit risk and liquidity risk. The objective of treasury’s liquidity and capital structure management activities is to ensure that we have sufficient liquidity to go through unfavorable periods without being severely constrained by the availability of funds to execute Nokia’s business plans and implement Nokia’s long-term business strategy. We are risk-averse in our treasury activities. NOKIA IN 2020 93 EUR USD CNY Other ~25% ~25% ~50% ~50% ~5% ~5% ~20% ~20% ~25% ~25% ~50% ~45% ~5% ~10% ~20% ~20% Total ~100% ~100% ~100% ~100%

Our response to COVID-19 Our response to COVID-19 The COVID-19 pandemic changed the world in ways we didn’t anticipate or expect. Together, we faced a once-in-a-generation struggle that called governments, regulators, businesses, NGOs, groups and individuals to do everything they could to keep themselves and communities safe, and economies resilient and connected. In this section we focus on the impact of COVID-19 on our employees, communities and the industry. For the impact of COVID-19 on our operations and financial performance, refer to “Operating and financial review” section. The health of our employees and their families is our first priority The pandemic is of course first and foremost a health emergency. While Nokia was in a strong position to support the vital networks that enabled the world to keep working, learning and communicating, protecting the health of our employees and their families was our highest priority. We took, and continue to take, several measures to protect our employees, their families, and our customers while keeping our work and networks going. We provide more details about this in the “Sustainability and corporate responsibility” section. We enabled networks to stay online The unwavering commitment of Nokia team members and the extraordinary efforts of all our customers – service providers, webscales and large digital enterprises – were key for keeping networks running and people online. Almost all business decisions in 2020 were affected by the pandemic to some degree, but some deployments were more directly COVID-19 influenced. In the earliest days of 2020, our team assisted in opening the first 5G base station at one of the key epidemic hospitals in Wuhan in just two days. In rural California, we met a customer’s goal of providing a wireless solution that can deliver high-speed broadband to people who did not have access previously and address traffic needs driven by COVID-19. In Pennsylvania, we enabled a large medical center to connect ventilators and inpatient beds for real-time patient monitoring. In India, we completed the world’s largest Dynamic Spectrum Refarming deployment to improve network coverage and enhance connectivity to meet growing data demand driven by COVID-19. In Algeria, we implemented ultra-high network capacity technology to meet growing mobile traffic demand. In Sri Lanka and the Philippines, we deployed next generation fiber networks to bring ultra-fast broadband access to homes during the unprecedented events of 2020. And in Chile, the pandemic has increased the value of our IMPACT Connected Device Platform, which enables remote management of networks and IoT devices. As the pandemic spread, internet traffic surged The pandemic had a fundamental impact on network traffic volumes. As people started spending more time at home, working, watching TV, and gaming, it put an unexpected strain on networks around the world. In 2020, global internet traffic and traffic in service provider networks experienced a year’s worth of growth in just a few weeks. Statistics show: ■ 30–50% increase in network traffic; ■ 50–100% increase in video streaming traffic; ■ 350% increase in videoconferencing traffic; ■ 100–150% increase in gaming traffic; and ■ 40–50% increase in Distributed Denial of Service traffic that renders websites or online services inoperable. Over time, networks became more critical in all aspects of life. The virtually uninterrupted network performance during the pandemic’s early days was a testament to the performance and resilience of service provider networks around the world. Ensuring employee safety while conducting environmental testing. 94 NOKIA IN 2020

Board review NOKIA IN 2020 95

Our response to COVID-19 continued Beyond our existing portfolio, we applied our technical expertise to create new ways of connecting and working to ease the strain of the pandemic. We created a camera that takes the temperature of 20 people every 30 milliseconds and incorporated it into a solution that allows real-time health monitoring and tracking, providing organizations with an automated, simple and scalable approach to identify COVID-19 symptoms and monitor mask compliance for facilities with thousands of people. We introduced artificial intelligence technology to optimize our supply chain. This enabled our customers to receive their orders in the shortest amount of time and keep local households online and connected. Re-establishing the new normal By September, traffic levels settled down to 20–30% above the pre-pandemic level, albeit with expected seasonal growth. We believe that these elevated traffic levels could be the “new normal” for the near future. Many believe that the level of usage seen in 2020 was an acceleration of trends already underway before the pandemic. Having experienced a once-in-a-lifetime pandemic, all operators are in a position to reconsider past assumptions and take a fresh look at their future investment strategies. We have captured additional insight into the global 2020 network usage and how service providers can effectively prepare for the new normal in the Nokia Deepfield Network Intelligence Report 2020. 96 NOKIA IN 2020

Board review “ Having experienced a once-in-a-lifetime pandemic, all operators are in a position to reconsider past assumptions and take a fresh look at their future investment strategies. ” NOKIA IN 2020 97 Working together to fight the pandemic around the world Nokia team members came together in myriad ways to provide support to those directly affected by the pandemic: One example was our US-based “Apart Together” campaign that sold t-shirts to raise funds. In Finland, we participated in the “lunch for children” campaign and donated goods to local organizations to ensure quality food was available to underprivileged families. Across India, we worked to provide food to those most in need in local communities. In Belgium and Greece, we 3-D printed special touch-free door handles for the office doors to help fight the virus’ spread. In Hungary, we donated laptops to foundations and developed a help-desk to support local schools and remote education. We also organized training for parents working from home with children. In Ireland, we 3-D printed and donated mask strips. In Romania, we 3-D printed and donated face shields (see above). In Singapore, we helped improve internet connectivity for dormitories and community care facilities to ensure that they stay connected with robust and stable internet access. All Nokia colleagues were encouraged to vote for how the Nokia Coronavirus Global Donation Fund of USD 500 000 should be shared in their respective regions.

Sustainability and corporate responsibility Sustainability and corporate responsibility Technology is intertwined with our daily lives, working in the background to connect us to the people, needs and information that are important to us. 98 NOKIA IN 2020

Board review We believe the positive impact of the technology we create and deliver far outweighs the potential negative impacts and provides our greatest positive contribution to the United Nations Sustainable Development Goals (SDGs). Communications technologies provide access to better healthcare, education and greater economic opportunity, enable more efficient industrial, agricultural and resource use, and contribute to a more equitable, secure society, and a cleaner, safer planet. Our products and solutions are designed to drive social, environmental, and economic progress. Furthermore, we continue to develop processes, policies and programs that align with globally recognized ethical and responsible business practices and frameworks. The alignment of sustainability strategy, priorities, and the implementation of sustainability activities across Nokia is steered by our Sustainability Council. The Council consists of senior leaders, including management representatives with climate-related responsibilities, from units such as product development, real estate, and procurement. Responsibilities of the Council include the assessment and monitoring of climate-related topics, review of the materiality, targets and overall performance of various sustainability-related matters and giving additional exposure to sustainability risks and opportunities. In 2020, the Council was managed by our Head of Sustainability who reported to the Chief Marketing Officer. The Council typically meets bi-annually, and more frequently upon request. Day-to-day sustainability issues and activities are orchestrated by a dedicated corporate team and subject matter experts in different functions. Sustainability-related actions and programs all have their named responsible owners. to achieving the SDGs. Our Code of Conduct defines our way of working and we have clear policies and processes for each identified material sustainability risk. The main features of our risk management systems are described as part of our Corporate governance statement (see Corporate Governance—Risk management, internal control and internal audit functions at Nokia). In addition, the “Risk factors” section of this report provides discussion on the most important risk factors affecting our operations. These risks include sustainability-related threats such as: risks related to product safety, environmental accidents, health, privacy and security, including cybersecurity threats; risk of potential human rights abuse through misuse of the technology we provide; risk of potential lack of proper respect for human rights, fair labor conditions, the environment and communities in our operations and supply chains; risk of non-compliance with regulations or our supplier and customer requirements; violation of ethical standards, including our Code of Conduct; labor unrest and strikes; inability to retain, motivate, develop and recruit appropriately skilled employees; purchasing boycotts and public harm to our brand; risks related to issues with tariffs and taxation, including tax disputes; and disruptions in our manufacturing, service creation, delivery, logistics or supply chain caused, for instance, by natural disasters, military actions, civil unrest, public health and safety threats (including disease outbreaks), many of which may be fueled by the adverse effects resulting from climate change. Sustainability governance Sustainability issues are reviewed by the Board of Directors as part of an annual sustainability review, which includes a review of the sustainability strategy, key targets and actions, and performance. Nokia Group Leadership Team and its members are responsible for the management and implementation of sustainability-related activities within their individual organizations when relevant to their responsibility area. In 2020, the Chief Marketing Officer had overall responsibility for sustainability in the Group Leadership Team. Risk management Sustainability risks are part of our Enterprise Risk Management framework with multi-disciplinary company-wide risk identification, assessment, and management processes. We recognize and aim to mitigate the potential risks and negative impacts associated with our business whether related to technology, supply chain, climate or people, while also driving the opportunities within and beyond our business in order to contribute “ We are on a journey to a world where our technology improves lives and enables a more sustainable society and healthier planet. ” NOKIA IN 2020 99

Sustainability and corporate responsibility continued Our key sustainability targets Focus area Target Target status Improving lives with technology Helping our customers connect the next billion subscriptions between 2016 and 2022 Achieved Climate Science Based Target (Scope 1 and 2): Reduce GHG emissions from our own operations by 41% between 2014 and 2030 On track Science Based Target (Scope 3): Reduce GHG emissions from our products by 75% between 2014 and 2030 On track Integrity Achieve 95% completion rate for Ethical Business Training in 2020 Achieved Culture Increase the share of women in leadership by 25% between 2016 and 2020 Not achieved Strategy and targets At the core of our sustainability approach is the belief that the purpose of technology is to improve people’s lives. During 2020, we launched our new sustainability strategic approach, which is focused on the areas we believe will have the greatest impact on sustainable development and our business. Although we need to be agile with our sustainability approach, we have identified three main cornerstones through which we can truly improve people’s lives with technology and on which we need to focus to maintain our leading position in industry sustainability: climate, integrity and culture. In terms of the fundamental necessities of responsible business, we also need to ensure we continuously develop our existing sustainability-related housekeeping practices to create value and comply with stakeholder requests, legal requirements, customer expectations and increased demand for efficiency and transparency. The housekeeping practices provide a solid foundation to our sustainable development as a company, including areas such as: operational environmental management and circularity; health and safety; labor practices in our own operations; responsible sourcing; and preventing the misuse of technology. In 2020, we had 20 short-and long-term sustainability targets. The key targets are listed in the table above. Other targets are set for specific material sustainability topics and can be found as part of our 2020 People & Planet report. We take a systematic approach to identifying sustainability risks and opportunities, and we aim to minimize the negative impact of our operations and to find new opportunities for revenue increase and cost savings. Sustainability with targets, activities and follow-up processes is included in various business activities and related strategies. Our business model is described in the “Business overview” section of this report. prohibiting visitors from accessing Nokia sites, eventually closing virtually all Nokia sites, and only allowing access to Nokia sites to a small number of people involved in critical work that could not be conducted offsite. In order to facilitate operations where remote work is not possible, including field teams and factory operations, guidelines and mitigating controls were implemented. As countries have eased restrictions, we have made changes both to the physical working environments and our procedures for their use, ensuring that physical distancing is maintained and hygiene levels remain high, and that processes are in place for both infection management and contact tracing. We continually update our guidance as the situation develops. We recognize that the pandemic impacts our employees’ work and personal lives in diverse ways. We offer flexible working hours so people can also fulfill their personal responsibilities during these challenging times. We conducted our 2020 annual salary review cycle and continued to pay incentives to our employees where applicable. We have continued to pay salary and benefits for employees who cannot work from home and whose work site is closed and ensured additional paid leave and sick leave for employees who are in self-quarantine and cannot work remotely. We have also kept frequent contact with our colleagues who were on an international assignment and supported them with accommodation, medical coverage and registration to local embassies. Dealing with the COVID-19 pandemic As a global business, many aspects of our operations have been impacted by the ongoing COVID-19 pandemic. Telecommunications is an essential service and one that became even more so as countries progressively locked down in 2020 to reduce the spread of the virus. We have had to adapt our ways of working to ensure that our people remain safe while our operations continue. This has been led centrally by a global crisis and continuity management team with regional and country crisis management teams ensuring local implementation. Our primary aim was to limit the likelihood of exposure for Nokia staff and those working for us. This means that in very early phases of the pandemic we transferred all our employees to a temporary work from home policy regardless of whether they were able to conduct their work remotely or not. Other actions included restricting travel, imposing self-quarantine requirements on return for employees who have been traveling, 100 NOKIA IN 2020

Board review Health workers demonstrate proper handwashing to a child patient at the Bayat Community Health Centre in Klaten, Central Java, Indonesia © UNICEF/UNI329153/Ijazah ahead of the targeted timeline. In addition, our approach has been validated in the market with 1 545 mission-critical customers and our private wireless solutions are used by 260 customers globally. During 2020, we announced several new deals that will bring connectivity to the most rural and underserved areas, making sure small businesses, farms and schools are connected. We also continued our shared value project with UNICEF in Kenya. The aim of the project is to bring together all relevant parties in collaboration to demonstrate the best solutions to connect the unconnected schools to digital learning in Kenya, and to enable accessible, quality and inclusive education through digital connectivity particularly for girls and disabled children. The project started in 2018 and the first schools were connected in September using our Fixed Wireless Access solution. As most of our employees continue working remotely, we are providing guidance on how staff can maintain a healthy work-life balance and look after their physical and mental well-being. For example, our Personal Support Service provides our employees with the opportunity of attending virtual learning events on a broad range of health and well-being related topics, as well as professional, confidential support. We introduced separate people management guidelines during the crisis, and we ensure our employees, line managers and senior leaders are updated on the pandemic guidelines via multiple channels: webcasts, newsletters, line manager and Human Resources calls, and a dedicated COVID-19 information hub. We also ran several employee surveys to track how our employees were coping with the pandemic, share experiences and provide an additional channel for feedback and to request guidance and support. Amid the crisis, we also launched our COVID-19 donation fund in March 2020 and engaged with local organizations such as hospitals, community groups and non-governmental organizations in 48 countries, helping them fight the pandemic and mitigate its impacts. Improving lives with technology Our technology connects people to the services, places, opportunities and other people that matter to them. One of our key targets includes helping our customers to connect the next billion subscribers by 2022, compared to approximately 5.5 billion at the end of 2016. The target is measured by number of subscriptions in Nokia radio customers’ networks. In 2020, the radio networks we supplied to our customers served around 6.6 billion subscriptions worldwide, meaning we reached the target NOKIA IN 2020 101

Sustainability and corporate responsibility continued We have utilized climate-related scenarios to support the review of our climate-related risks, opportunities, and related implications to our business. In our analysis, we applied global warming scenarios of 1.5°C and 2.0°C, based on 2DS scenario by the lnternational Energy Association’s and RCP2.6 (Representative Concentration Pathway) scenario by the Intergovernmental Panel on Climate Change. The results of this analysis have provided information for our risks and opportunity analysis, stressed the need for greater and more urgent greenhouse gas (GHG) emission reduction activities and served as a basis for our Science Based Target setting. We have also aligned our climate-related disclosures in our CDP report according to the guidance of the Task Force on Climate-related Financial Disclosures. CDP is a global organization that runs a bespoke global disclosure system for investors, companies, cities, states, and regions to manage their environmental impacts. We publish our detailed GHG emissions also in our People & Planet report. We constantly strive to drive down the energy required by our products in use in our customers’ communications networks, helping them to reduce their carbon footprint as this is by far the greater part of our own carbon footprint. We have delivered zero emission products to over 150 customers around the world. Modernization of legacy networks drives improved energy efficiency. The customer base station sites we modernized in 2020 used on average 54% less energy than those where our customers did not modernize. Not only does this reduce environmental impacts, it also provides an improved financial upside for our customers. During 2020, we worked hard to recalibrate our existing long-term science-based targets in line with the goal to limit rises in global average temperatures to 1.5°C. This is a commitment we made in 2019, and we expect to communicate our updated science-based targets in early 2021. The existing targets seek to reduce emissions from sold products in use by 75% and operational emissions by 41% by 2030, as compared to the 2014 baseline. At the end of 2020, we were on track to reach the targets by 2030. The progress of these targets is linked to the pricing mechanism of our Revolving Credit Facility loan announced in 2019. We have in place a robust environmental management system and environmental policy, supported by documented processes and procedures globally to ensure implementation. The system helps us to monitor our progress and identify needed improvements. Our own operational footprint is certified under the ISO 14001 environmental management system standard and in 2020 the coverage of employees within the scope of that certification was 90%. Circular economy and waste reduction are also key in our work and we offer refurbishment, reuse, and recycling of older equipment as an integral component of the product lifecycle management. In 2020, we sent around 4 700 metric tons of old telecommunications equipment for materials recovery and we refurbished or reused approximately 79 400 units with a combined total weight of 570 metric tons. Combating climate change Climate change remains a significant risk to society. We recognize that we provide products and services globally that may affect the environment as manufacturing, distributing, and operating these products require energy and other resources. The most material climate-related opportunities and risks are related to our ability to help other industries to reduce their emissions and the energy efficiency of our products. We believe that the opportunities our technology provides to our customers, industry and society, and the measures we have taken in our operations can positively contribute to the fight against climate change. Our own operations are not very sensitive to the changes in energy pricing or natural catastrophes. However, climate change can impact our customers and supply chain, as well as the global economy, political and social stability. Our ground-breaking liquid-cooled 5G base station system offers 90% lower cooling system energy consumption and 80% lower base station CO2 emissions. 102 NOKIA IN 2020

Board review Anti-corruption and bribery We do not engage in, nor do we tolerate, corrupt behavior by our employees or suppliers. We employ a multi-faceted approach to prevent corruption. We have clear and unequivocal policies concerning improper payments, facilitation payments, jpgts and hospitality, sponsorships and donations, and other areas of risk for public and private corruption. We carry out training and regularly communicate to our employees regarding legal and compliance risks, and we review these risks and our mitigation measures with the company’s senior leadership and Audit Committee. We conduct periodic audits and risk assessments to ensure that we identify and respond to corruption risks across our operations. Our Compliance Controls Framework (CCF) reviews are comprehensive, bottom-up assessments that identify gaps or shortcomings in our compliance program, and we develop and implement risk mitigation plans in response to each review. We also carry out risk-based due diligence and monitoring procedures for different categories of third parties (such as suppliers and business partners) to assess and to manage potential risks related to engaging and working with them. In addition, we screen our end-customers to assess possible legal, compliance and reputational risks associated with them (including, but not limited to, sanctions and money laundering risks). The Anti-Corruption Center of Excellence (CoE) is a dedicated group within our compliance team that assesses and monitors risks associated with commercial third parties and the provisioning of hospitality, sponsorships, and donations on behalf of Nokia. The activities of the CoE are digitalized and tool-based, including for example monitoring and online training. Third parties are not only expected to adhere to our Third-Party Code of Conduct; they are required annually to sign our anti-corruption certification. We provide a range of trainings and resources that include comprehensive online courses, targeted micro-learnings, compliance job aids, and before the pandemic also face-to-face training. In 2020, anti-corruption training was delivered to business groups, regional groups, Nokia service companies, joint ventures and other stakeholders with over 3 000 individuals trained. We also celebrated Nokia Integrity Day in October with a variety of online activities, including two virtual global events hosted by our Chief Compliance Officer and a compliance panel. This gave employees around the world the opportunity to review real high-risk case scenarios and engage with Conducting our business with integrity Our long-standing reputation for integrity is our most important asset. At Nokia, every employee is responsible and accountable for upholding our high ethical values. Trust has never been more important, and we strive every day to earn and to keep the trust of our customers, governments, employees and other stakeholders with whom we interact. In these challenging times, our unwavering commitment to integrity remains steadfast. Our Code of Conduct is the foundation upon which this commitment rests. Our Code sets out four straightforward defining principles: we follow the laws where we do business; we set an example for one another by being honest and fair; we promote a culture of integrity through mutual respect and trust; and we hold each other accountable to adhere to the Code and report potential violations. These guiding principles are supplemented by 14 key business policy statements covering critical issues and risks we face: Improper Payments/Anti-Corruption, Conflicts of Interests, Fair Competition, Privacy, Dealing with Government Officials, Intellectual Property & Confidential Information, Working with Third Parties, Trade Compliance, Insider Trading, Health, Safety & Labor Conditions, Controllership, Fair Employment Practices, Human Rights, and Environment. An additional Code of Ethics sets out further expectations of our CEO and senior executive financial officers. Our Third-Party Code of Conduct applies to the various third parties with whom we work and clearly states our expectations of them on ethical conduct. Our codes are further supplemented by policies, procedures and guidance documents covering a range of topics such as third-party screening procedures, corporate hospitality, and more. In 2020, we continued our longstanding practice of providing annual training to our employees on ethical business practices, as well as other important topics such as quality, health, safety, and well-being. Our Ethical Business Training was completed by 96.2% of our employees, surpassing the target of 95%. In response to COVID-19, we redoubled our efforts to stay connected with employees worldwide, leveraged the use of internal social media channels, increased our communications on our global Ombuds program, and conducted various other virtual activities. Throughout 2020, we closely monitored and responded to the impact of the pandemic on our compliance program, shifting our resources and priorities as circumstances dictated, and planning for continued monitoring and action as required. 6.6 billion In 2020 the radio networks we supplied to our customers served around 6.6 billion subscriptions worldwide. 54% The customer base station sites we modernized in 2020 used on average 54% less energy than those where our customers did not modernize. 96.2% Our Ethical Business Training was completed by 96.2% of our employees, surpassing the target of 95%. NOKIA IN 2020 103

Sustainability and corporate responsibility continued Data privacy and security We have established a comprehensive company-wide privacy program based on relevant laws, best practices, and standards. This program is supported by, and aligned with, corporate, business-group, and central functions-level policies and processes. We aim to mitigate privacy risk in relation to the data we collect, process, and store. We observe the concept of data minimization, meaning we endeavor only to collect personal data that is necessary for the purposes for which they are collected and to retain such data for no longer than is necessary. We implement appropriate controls to ensure that only persons with a clear and justifiable need to know can access personal data. We have formal processes and procedures in place to manage and mitigate any related risk to data subjects in the event of a personal data breach. These processes also include mechanisms to communicate in a timely fashion with supervisory authorities, should that be required. We measure and monitor privacy maturity and ambition by undertaking privacy maturity assessments across the business. A program of privacy awareness and training ensures we continuously and effectively address areas of highest privacy impact. Security is a key concern in 5G, IoT and other new technologies. We aim to develop products and services that meet or surpass the applicable security standards. Nevertheless, we and our products may be subject to cybersecurity breaches, including those resulting from hacking, viruses, malicious software, unauthorized modifications, or other activities that may cause potential security risks and other harm to us, our customers or consumers, and other end-users of our products and services. We have developed and implemented processes and tools for use in product development, referred to as Design for Security or DfSec, which underlies all product development. We maintain internal IT security and cybersecurity operations, including monitoring our internal network resources and we have ISO 27001 certifications for selected operations. We have also implemented policies, processes, and tools to enhance the security of our products and services, including managing the security risks in third parties. Human rights – freedom of expression and privacy We are committed to the principles of the Universal Declaration of Human Rights, the United Nations Global Compact, and the Organisation for the Economic Co-operation and Development (OECD) guidelines for Multinational Enterprises. We encourage our suppliers and business partners to share these values. We endorsed the United Nations Guiding Principles on Business and Human Rights in 2011. Our Code of Conduct together with our Human Rights Policy sets out our approach to human rights. Our human rights processes cover the whole value chain, from supplier management to product end use and we have set clear targets for all areas separately. Our Human Rights Due Diligence (HRDD) process, which is embedded in our global sales process, provides the mechanism and tools to effectively deal with our most salient human rights risks arising from the potential misuse of the products and technology we provide. We aim to ensure the technology we provide is not used to infringe on human rights, including the right to privacy, freedom of expression and assembly. Before any sale is made, the HRDD process is used to identify the potential risk level to human rights through potential misuse of our technology. Of the cases handled by HRDD in 2020, 70% were resolved as ‘Go’, 30% as ‘Go with conditions’, and 0% as ‘No go’. In addition to potential product misuse, human rights risks appear in our global supply chain. Our supply chain risks and activities are further discussed in the Responsible Sourcing section below and in a separate modern slavery statement. We are a member of the Global Network Initiative (GNI), a multi-stakeholder group of companies, civil society organizations (including human rights and press freedom groups), investors, and academics working together to protect and advance freedom of expression and privacy in the ICT sector. A condition of membership for companies is agreement to adhere to the GNI Principles and allowing GNI to conduct an independent assessment of the member company’s progress towards implementing the GNI Principles. the compliance team to ask questions and discuss compliance topics. Integrity Day celebrates Nokia’s commitment to integrity and seeks to draw all employees into a conversation about the importance of this core value. Oversight and grievance mechanisms Our Board of Directors, Audit Committee, and executive leadership team all provide oversight of our ethics and compliance program. Our Chief Compliance Officer provides periodic reports and updates concerning compliance programs, investigations, and evolving external enforcement and risk trends. Employees are expected and encouraged to report concerns about ethical misconduct or potential violations of law, our Code of Conduct or our company policies. We provide numerous channels and mechanisms to facilitate such reporting and strive to ensure that employees feel comfortable reporting concerns, including means to report anonymously where permissible by local law. Nokia’s global Ombuds program helps drive our ‘speak up’ culture and allays any concerns employees may feel about potential reprisal for having filed a report. In 2020, we received 776 concerns, of which 329 were investigated by our Business Integrity Group as alleged violations of our Code of Conduct. 106 of such integrity allegations were substantiated with cause found after investigations. Specifically, two concerns were received as alleged violations of our anti-bribery policies, involving third parties. One of these concerns was not substantiated, and the other investigation was not concluded by the end of 2020. We also implemented corrective actions including 16 dismissals and 20 written warnings following these and other investigations. Beyond individual discipline, these investigations resulted in detailed root cause analysis, and remedial measures and improvements were identified and monitored for implementation, thereby ensuring constant improvement. 104 NOKIA IN 2020

Board review “ We constantly strive to drive down the energy required by our products in use in our customers’ communications networks. ” Responsible sourcing We expect our suppliers to adhere to our Third Party Code of Conduct and provide them with our Supplier Requirements, including the Responsible Business Alliance (RBA) Code of Conduct and additional, Nokia-specific sustainability requirements. The requirements cover such topics as environment, health, safety and security, privacy, risk management, labor rights management, and ethics. We also run assessments and audits of our suppliers and provide training to ensure they meet our ethical requirements and continuously improve on their performance. In 2020, we introduced a sustainability award as part of our Supplier Diamond Awards to recognize innovation around sustainability. In 2020, we implemented 391 supply chain audits (332 in 2019), including 24 onsite in-depth audits on corporate responsibility topics, 27 onsite audits against our supplier requirements and 340 supplier assessments conducted using the EcoVadis scorecards. We also ran training workshops for suppliers, which were this year organized remotely, including for example topics such as climate change, conflict-free sourcing, modern slavery, as well as a special series of sessions around health and safety topics. These trainings covered altogether over 1 300 supplier participants. Following growing concerns around mistreatment of ethnic and other minorities, we have conducted a refresher training session regarding modern slavery for our suppliers, conducted further risk assessments, and strengthened our Corporate Responsibility auditing guidelines to communicate Nokia’s requirements concerning the treatment of ethnic or any other minorities and for appropriate actions to be taken. We also continued our work with the Joint Audit Cooperation (JAC), a group of our major customers which collaborate to drive improvement and transparency in supply chain management. We see the highest risk exposure to health and safety in the delivery of field work, which is predominantly delivered by our contractors in tasks such as working at height, driving for work and electrical installation and maintenance. Consequently, we have set stringent key performance indicators related to the supplier ability to deliver safely, which is evaluated by our Health and Safety Maturity Assessment process. By the end of 2020, 97% of suppliers delivering high-risk activity had been assessed using our H&S Maturity Assessment Process and 99% of the assessed suppliers met H&S compliant supplier status. We also carried out impact assessments on 96% of all high-risk projects. 99% of those projects were found to meet our minimum non-negotiable requirements. The potential risks associated with the mining and trade of metals that provide key minerals in electronic components may include impacts related to military conflict, human rights violations, as well as negative environmental impacts. This is one reason why the traceability of our materials and ensuring our products are conflict-free are a priority for us, as evidenced in our updated Responsible Minerals Policy, which can be found online. Tin, tantalum, tungsten, gold and cobalt are in scope of our due diligence. By the end of 2020, 98% of our suppliers had achieved full visibility to the smelters in our supply chain, and for 95% of our suppliers the entire supply chain consists of smelters that have been validated conflict-free or active in validation process. Out of all the smelters identified as part of our supply chain, 80% have been validated as conflict-free or are active in the validation process. Our latest Conflict Minerals report was also updated during the year. We continued our CDP Supply Chain Program, creating environmental improvement programs and improving our upstream indirect emissions that occur in the chain. In 2020, 430 of our key suppliers responded to the CDPs request to disclose their climate performance information and 262 also provided emission reduction targets. We also had 275 suppliers responding on the water aspect via the CDP program. To move forward with climate-related targets, we also encouraged suppliers to set climate targets for the next stage to be in line with the Science Based Targets initiative. NOKIA IN 2020 105

Sustainability and corporate responsibility continued Our culture – respecting people We believe our people are our greatest asset and we aim to enable a culture that encourages high-performance, integrity, and inclusion. The market for skilled employees in our business is extremely competitive. Our workforce has fluctuated over recent years as we have introduced changes in our strategy to respond to our business targets and our activities. These changes may in the future cause disruption and fatigue among employees. It is imperative that we work to create and sustain a corporate culture that is motivational, inclusive, and encourages creativity and continuous learning to meet challenges. In 2020, the average number of employees was 92 039 (98 322 in 2019 and 103 083 in 2018). The table below shows the average number of employees in 2020 by geographical location: With a change in our leadership in 2020, we took the opportunity to refresh our view on the employee experience. For Day 1 of Pekka Lundmark’s tenure, we launched a global survey that asked whether employees felt pride in working for Nokia, and whether they felt the working atmosphere enabled them to give their best. The survey garnered over 50 000 responses in July. 88.7% of employees responded that they feel pride in working for Nokia, while 75.1% agreed that the working atmosphere enabled them to give their best. We are committed to employee development and career growth. In 2020, many of our instructor-led programs were impacted by COVID-19 and repurposed to be delivered virtually. We delivered our corporate leadership programs targeting new line managers to senior leaders virtually for over 1 100 participants. We also continued to train our senior managers on coaching skills by delivering virtual Coaching for Success programs. In 2020, over 7 000 employees studied leadership related online solutions and videos. We have nearly 300 internal coaches who are made available to all employees. We also focused on supporting line managers and employees during the pandemic with five quick guides, including topics such as resilience and well-being, leading virtual teams and working from home. We believe that a diverse workforce is our platform for greater innovation. Average number of employees Region Finland Other European countries Middle East & Africa China Asia Pacific North America Latin America 6 098 32 686 3 319 13 749 20 511 12 002 3 674 Total 92 039 106 NOKIA IN 2020

Board review Health, safety and labor conditions Our Code of Conduct is the basis for labor conditions, enhanced by a full set of global human resources policies and procedures that enable fair employment. We adhere to the International Labor Organization (ILO) Declaration on Fundamental Principles and Rights at Work and we meet, or where possible exceed, the requirements of labor laws and regulations wherever we have operations. We work hard to ensure decent working conditions and fair employment, taking into account both international and local laws and guidelines. Our health and safety management system is the basis for our overall program and an integral part of how we manage health and safety. The management system is certified with the internationally recognized OHSAS 18001, and during 2020 we started our transitioning to the new ISO 45001 standard. Certification is provided by a third party, Bureau Veritas, and it covers activities within all Networks’ business groups, customer operations and supporting corporate functions. We implement training, analysis, assessments and consequence management to address job-related health and safety risks. We run a wide range of programs targeted at constantly improving our health and safety performance, while also encouraging employees and contractors to report near misses and dangerous incidents. Inclusion and diversity Inclusion was highlighted as a critical behavior in Nokia’s 2020 turnaround agenda. We believe that by acting inclusively we can leverage the differences to achieve better business results and growth. To make sure that our leaders understand how bias can adversely impact people-related actions and decisions, we arranged workshops on navigating bias with inclusion. During 2020, these virtual workshops reached over 85% of all leaders, with a satisfaction rate of 98%. As part of our Diversity & Inclusion strategy implementation, we also continued to focus on training women in leadership, and delivered on our Accelerated Women Leader program. The program was sponsored by executives and includes mentoring and coaching. We also delivered our ‘Out Leader’ program consisting of external networking and mentoring by Nokia leaders, aiming for further inclusion of sexual minorities. As a cornerstone of our commitment to equal treatment, we continue to annually monitor pay equity and fund special remediation increases as necessary, to ensure that the unexplained pay-gap which was first closed in 2019, stays closed in 2020 and in future years. In 2020, 23.5% of Nokia’s leadership team’s positions were held by women, while the share of women in all leadership positions across Nokia was 15.3%. In total, women accounted for 22.2% of our workforce. Back in 2016, we set a target to increase the percentage of women in leadership by 25% by the end of 2020. Each business group has been able to successfully hire and retain its women employees but the pipeline of women to senior positions is still weak. Most of the women in the company still find themselves in middle management. Hence, we were not able to reach the target. NOKIA IN 2020 107

Shares and shareholders Shares and shareholders Share details Shares and share capital Nokia has one class of shares. Each Nokia share entitles the holder to one vote at general meetings of Nokia. As of December 31, 2020, the share capital of Nokia Corporation equaled EUR 245 896 461.96 and the total number of shares issued was 5 653 886 159. As of December 31, 2020, the total number of shares included 36 389 799 shares owned by Group companies representing approximately 0.6% of the total number of shares and the total voting rights. In 2020, under the authorization held by the Board of Directors, the Parent Company issued 13 350 000 new shares without consideration to itself to fulfill the company’s obligation under the Nokia Equity Programs. In 2020, under the authorization held by the Board of Directors, the Parent Company issued 11 915 070 treasury shares to employees, including certain members of the Group Leadership Team, as settlement under Parent Company equity-based incentive plans and the employee share purchase plan. The shares were issued without consideration and in accordance with the rules of the plans. Information on the authorizations held by the Board of Directors in 2020 to issue shares and special rights entitling to shares, to transfer shares and repurchase own shares, as well as information on related party transactions, the shareholders, stock options, shareholders’ equity per share, dividend yield, price per earnings ratio, share prices, market capitalization, share turnover and average number of shares is available in the “Corporate governance—Compensation” and “Financial statements” sections. The Board of Directors held at December 31, 2020 a total of 1 033 100 shares and ADSs in Nokia, which represented approximately 0.02% of our total shares and voting rights excluding shares held by Nokia Group. The CEO owned at December 31, 2020 a total of 788 850 shares. Refer to Note 20, Shares of the Parent Company, of our consolidated financial statements included in this annual report for further information regarding Nokia shares. Nokia does not have minimum or maximum share capital or a par value of a share. As of December 31 2020 2019 2018 2017 2016 (1) Used in calculation of earnings per share for profit or loss for the year attributable to equity holders of the parent. (2) Each account operator is included in the figure as only one registered shareholder. 108 NOKIA IN 2020 Share capital, EURm Shares, (000s) Shares owned by the Group, (000s) Number of shares excluding shares owned by the Group, (000s) Average number of shares excluding shares owned by the Group during the year Basic, (000s)(1) Diluted, (000s)(1) Number of registered shareholders(2) 246 5 653 886 36 390 5 617 496 5 612 418 5 612 418 246 886 246 246 246 246 5 640 536 5 635 945 5 839 404 5 836 055 34 955 42 783 259 887 115 552 5 605 581 5 593 162 5 579 517 5 720 503 5 599 912 5 588 020 5 651 814 5 732 371 5 626 375 5 588 020 5 651 814 5 741 117 248 526 243 409 247 717 237 700

Board review Key ratios For the year ended December 31, Continuing operations 2020 2019 2018 2017 2016 As of December 31 2020 2019 2018 2017 2016 (1) Based on Nokia closing share price at year-end on Nasdaq Helsinki (2) No dividend is proposed by the Board of Directors of the Parent Company for the financial year 2020. Amounts presented for the financial years 2019, 2018, 2017 and 2016 represent the actual amounts paid to equity holders of the parent. Share turnover For the year ended December 31 2020 2019 2018 2017 2016 (1) Source: Nasdaq Helsinki, the NYSE composite tape and Euronext Paris (since November 2016). The principal trading markets for the shares are Nasdaq Helsinki and Euronext Paris, in the form of shares, and the NYSE, in the form of ADSs. Share price development Nasdaq Helsinki New York Stock Exchange Euronext Paris High Low Value High Low Value High Low Value Annual data EUR USD EUR Stock option exercises Subscription price EUR Number of new shares 000s Date of payment Net proceeds EURm New share capital EURm Year(1) Stock option category 2018 Nokia Stock Option Plan 2012 1Q Nokia Stock Option Plan 2012 2Q Nokia Stock Option Plan 2012 3Q Nokia Stock Option Plan 2012 4Q Nokia Stock Option Plan 2013 1Q Nokia Stock Option Plan 2013 2Q Nokia Stock Option Plan 2013 3Q Nokia Stock Option Plan 2013 4Q 3.48 2.08 1.82 1.76 2.58 2.35 2.72 5.41 0 128 170 0 0 127 0 0 2018 2018 2018 2018 2018 2018 2018 2018 0.00 0.27 0.31 0.00 0.00 0.30 0.00 0.00 – – – – – – – – Total 425 0.87 2019 Nokia Stock Option Plan 2013 1Q Nokia Stock Option Plan 2013 2Q Nokia Stock Option Plan 2013 3Q Nokia Stock Option Plan 2013 4Q 2.58 2.35 2.72 5.41 0 23 0 0 2019 2019 2019 2019 0.00 0.05 0.00 0.00 – – – – Total 23 0.05 (1) After 2019, the Group no longer administered any global stock option plan. Refer to Note 26, Share-based payment. NOKIA IN 2020 109 2020 Full year High/Low 2020 Full year Average (Volume-weighted) Year-end value December 31, 2020 Year-end value December 31, 2019 Change from December 31, 2019 to December 31, 2020 4.34 2.08 5.14 2.34 3.39 4.35 2.08 3.98 3.44 3.15 3.91 3.14 3.30 (4,5)% 3.71 5,4% 3.31 (5,1)% Number of shares traded during the year (000s)(1) Average number of shares excluding shares owned by the Group during the year (000s) Share turnover % 13 903 762 5 612 418 248 11 003 630 8 960 687 8 839 680 9 604 722 5 599 912 5 588 020 5 651 814 5 732 371 196 160 156 168 Shareholders’ equity per share, EUR Market capitalization, EURm(1) 2.22 17 701 2.73 2.73 2.89 3.51 18 476 28 134 21 704 26 257 Earnings per share, basic, EUR Earnings per share, diluted, EUR P/E ratio, basic(1) (0.45) (0.45) neg. 0.00 (0.10)(0.26)(0.13) 0.00 (0.10)(0.26)(0.13) –neg.neg.neg. Dividend per share, EUR(2) Total dividends paid, EURm(2) Payout ratio, basic(2) Dividend yield, %(1)(2) 0.00 – – – 0.00 0.10 0.19 0.17 –560 1 063 963 –neg.neg.neg. –1.99 4.88 3.70

Shares and shareholders continued Dividend The dividend to shareholders is Nokia’s principal method of distributing earnings to shareholders. Beginning with the distribution for the financial year 2018, Nokia started paying dividends in quarterly instalments. On October 24, 2019, the Board resolved to pause dividend distributions, in order to: a) guarantee Nokia’s ability to increase 5G investments, b) continue investing in growth in strategic focus areas of enterprise and software and c) strengthen Nokia’s cash position. This was done in accordance with Nokia’s dividend policy, which states that dividend decisions are made taking into account Nokia’s cash position and expected cash flow generation. The Board is pleased with Nokia’s recent operational performance and the track record of sustainable cash generation that Nokia is starting to build. The Board is satisfied that Nokia has strengthened its cash position. However, the Board continues to focus on ensuring Nokia’s ability to increase investments in 5G and strategic areas, while continuing to establish a track record of sustainable cash generation. Therefore, the Board does not propose a dividend or dividend authorization for the financial year 2020. We distribute distributable funds, if any, within the limits set by the Finnish Companies Act as defined below. We make and calculate the distribution, if any, in the form of cash dividends, assets from the reserve for invested unrestricted equity, share buy-backs, or in some other form, or a combination of these. There is no specific formula by which the amount of a distribution is determined, although some limits set by law are discussed below. The timing and amount of future distributions of retained earnings and/or assets from the reserve for invested unrestricted equity, if any, will depend on our future results and financial conditions. Under the Finnish Companies Act, we may distribute retained earnings and/or assets from the reserve for invested unrestricted equity on our shares only upon a shareholders’ resolution and subject to limited exceptions in the amount proposed by the Board. The amount of any distribution is limited to the amount of distributable earnings of the Parent Company pursuant to the last accounts approved by our shareholders, taking into account the material changes in the financial situation of the Parent Company after the end of the last financial period and a statutory requirement that the distribution of earnings must not result in insolvency of the Parent Company. Subject to exceptions relating to the right of minority shareholders to request a certain minimum distribution, the distribution may not exceed the amount proposed by the Board of Directors. Shareholders As of December 31, 2020, shareholders registered in Finland represented approximately 24% and shareholders registered in the name of a nominee represented approximately 76% of the total number of shares of Nokia Corporation. The number of directly registered shareholders was 246 886 as of December 31, 2020. Each account operator (14) is included in this figure as only one registered shareholder. Largest shareholders registered in Finland as of December 31, 2020(1) Total number of shares 000s Shareholder % of all shares % of all voting rights (1) Excluding nominee registered shares and shares owned by Nokia Corporation. Nokia Corporation owned 24 931 138 shares as of December 31, 2020. 110 NOKIA IN 2020 Solidium Oy Keskinäinen Eläkevakuutusyhtiö Ilmarinen Keskinäinen Työeläkevakuutusyhtiö Varma Keskinäinen Työeläkevakuutusyhtiö Elo Valtion Eläkerahasto Schweizerische Nationalbank Nordea Bank Abp Oy Lival Ab Svenska Litteratursällskapet i Finland r.f. Danske Invest Finnish Equity Fund 296 000 5.24 5.24 79 800 1.41 1.41 78 952 1.40 1.40 44 307 0.78 0.78 42 000 0.74 0.74 27 112 0.48 0.48 16 962 0.30 0.30 16 700 0.30 0.30 15 678 0.28 0.28 15 300 0.27 0.27

Board review Breakdown of share ownership as of December 31, 2020(1) Number of shareholders % of shareholders Total number of shares % of all shares By number of shares owned (1) The breakdown covers only shareholders registered in Finland, and each account operator (14) is included in the number of shareholders as only one registered shareholder. As a result, the breakdown is not illustrative of the entire shareholder base of Nokia. By nationality % of shares By shareholder category (Finnish shareholders) % of shares As of December 31, 2020, a total of 770 246 104 ADSs (equivalent to the same number of shares or approximately 14% of the total shares) were outstanding and held of record by 114 939 registered holders in the United States. We are aware that many ADSs are held of record by brokers and other nominees, and accordingly the above number of holders is not necessarily representative of the actual number of persons who are beneficial holders of ADSs or the number of ADSs beneficially held by such persons. Based on information available from Broadridge Financial Solutions, Inc., the number of beneficial owners of ADSs as of December 31, 2020 was 522 361. Based on information known to us as of January 29, 2021, as of December 31, 2020, Blackrock, Inc. beneficially owned 333 048 530 Nokia shares, which at that time corresponded to approximately 5.9% of the total number of shares and voting rights of Nokia. According to a notification received by Nokia on September 3, 2020, the holdings of Solidium Oy in Nokia amounted to a total of 283 000 000 shares, corresponding to approximately 5.01% of the total number of shares and voting rights of Nokia at that time. To the best of our knowledge, Nokia is not directly or indirectly owned or controlled by any other corporation or any government, and there are no arrangements that may result in a change of control of Nokia. Shares and stock options owned by the members of the Board and the Nokia Group Leadership Team As of December 31, 2020, the members of our Board and the Group Leadership Team held a total of 4 480 039 shares and ADSs in Nokia, which represented approximately 0.08% of our shares and total voting rights excluding shares held by the Nokia Group. Offer and listing details Our capital consists of shares traded on Nasdaq Helsinki under the symbol “NOKIA” and Euronext Paris under the symbol “NOKIA”. Our ADSs, each representing one of our shares, are traded on the NYSE under the symbol “NOK”. The ADSs are evidenced by American Depositary Receipts (ADRs) issued by Citibank, N.A. NOKIA IN 2020 111 Corporations Households Financial and insurance institutions Non-profit organizations Governmental bodies (incl. pension insurance companies) 2.35 8.19 2.22 1.24 9.83 Total 23.83 Non-Finnish shareholders Finnish shareholders 76.17 23.83 Total 100.00 1–100 101–1 000 1 001–10 000 10 001–100 000 100 001–500 000 500 001–1 000 000 1 000 001–5 000 000 Over 5 000 000 55 705 22.56 2 970 824 0.05 116 103 47.03 52 207 178 0.92 66 069 26.76 206 558 643 3.65 8 472 3.43 206 905 293 3.66 424 0.17 83 320 702 1.47 42 0.02 30 352 097 0.54 49 0.02 127 487 410 2.26 22 0.01 4 944 084 012 87.45 Total 246 886 100.00 5 653 886 159 100.00

Articles of Association Articles of Association Articles of Association Amendment of our Articles of Association requires a resolution of the general meeting of shareholders, supported by two-thirds of the votes cast and two-thirds of the shares represented at the meeting. Our Articles of Association include provisions for obligations to redeem our shares. Amendment of the provisions of Article 13 of the Articles of Association, “Obligation to purchase shares”, requires a resolution supported by three-quarters of the votes cast and three-quarters of the shares represented at the meeting. Directors’ voting powers Under Finnish law, resolutions of the Board shall be made by a majority vote. A director shall refrain from taking any part in the consideration of an agreement between the director and the company or third party, or any other issue that may provide any material benefit to him or her, which may be contradictory to the interests of the company. Under Finnish law, there is no age limit requirement for directors, and there are no requirements under Finnish law that a director must own a minimum number of shares in order to qualify to act as a director. However, in accordance with the current company policy, approximately 40% of the annual fee payable to the Board members is paid in Nokia shares purchased from the market or alternatively by using treasury shares held by Nokia, and the directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service (the net amount received after deducting those shares used for offsetting any costs relating to the acquisition of the shares, including taxes). Under Finnish law, shareholders may attend and vote at general meetings in person or by proxy. It is not customary in Finland for a company to issue forms of proxy to its shareholders. Accordingly, Nokia does not do so. However, registered holders and beneficial owners of ADSs are issued forms of proxy by the Depositary. To attend and vote at a general meeting, a shareholder must be registered in the register of shareholders in the Finnish book-entry system on or prior to the record date set forth in the notice of the general meeting. A registered holder or a beneficial owner of the ADSs, like other beneficial owners whose shares are registered in the company’s register of shareholders in the name of a nominee, may vote with their shares provided that they arrange to have their name entered in the temporary register of shareholders for the general meeting. The record date is the eighth business day preceding the meeting. To be entered in the temporary register of shareholders for the general meeting, a holder of ADSs must provide the Depositary, or have his broker or other custodian provide the Depositary, on or before the voting deadline, as defined in the proxy material issued by the Depositary, a proxy with the following information: the name, address, and social security number or another corresponding personal identification number of the holder of the ADSs, the number of shares to be voted by the holder of the ADSs and the voting instructions. The register of shareholders as of the record date of each general meeting is public until the end of the respective meeting. Other nominee registered shareholders can attend and vote at the general meetings by instructing their broker or other custodian to register the shareholder in Nokia’s temporary register of shareholders and give the voting instructions in accordance with the broker’s or custodian’s instructions. Registration Nokia is organized under the laws of the Republic of Finland and registered under the business identity code 0112038 9. Under its current Articles of Association, Nokia’s corporate purpose is to research, develop, manufacture, market, sell and deliver products, software and services in a wide range of consumer and business-to-business markets. These products, software and services relate to, among others, network infrastructure for telecommunication operators and other enterprises, the IoT, human health and well-being, multimedia, big data and analytics, mobile devices and consumer wearables and other electronics. The company may also create, acquire and license intellectual property and software as well as engage in other industrial and commercial operations, including securities trading and other investment activities. The company may carry on its business operations directly, through subsidiary companies, affiliate companies and joint ventures. Share rights, preferences and restrictions Each share confers the right to one vote at general meetings. According to Finnish law, a company generally must hold an Annual General Meeting called by the Board within six months from the end of the financial year. Additionally, the Board is obliged to call an Extraordinary General Meeting, whenever such meeting is deemed necessary, or at the request of the auditor or shareholders representing a minimum of one-tenth of all outstanding shares. Under our Articles of Association, the Board is elected at least annually at the Annual General Meeting of the shareholders for a term ending at the end of the next Annual General Meeting. 112 NOKIA IN 2020

Board review By completing and returning the form of proxy provided by the Depositary, a holder of ADSs also authorizes the Depositary to give notice to us, required by our Articles of Association, of the holder’s intention to attend the general meeting. Each of our shares confers equal rights to share in the distribution of the company’s funds. Dividend entitlement lapses after three years if a dividend remains unclaimed for that period, in which case the unclaimed dividend will be retained by Nokia. Under Finnish law, the rights of shareholders are related to the shares as set forth in law and our Articles of Association. Neither Finnish law nor our Articles of Association sets limitations on the rights to own Nokia securities, including the rights of foreign shareholders to hold or exercise voting rights in the said securities. Amendment of the Articles of Association requires a decision of the general meeting, supported by two-thirds of the votes cast and two-thirds of the shares represented at the meeting. Articles of Association is the higher of: (a) the weighted average trading price of the shares on Nasdaq Helsinki during the ten business days prior to the day on which we have been notified by the purchaser that its holding has reached or exceeded the threshold referred to above or, in the absence of such notification or its failure to arrive within the specified period, the day on which our Board otherwise becomes aware of this; or (b) the average price, weighted by the number of shares, which the purchaser has paid for the shares it has acquired during the last 12 months preceding the date referred to in (a). Under the Finnish Securities Market Act, a shareholder whose voting power exceeds 30% or 50% of the total voting rights in a company shall, within one month, offer to purchase the remaining shares of the company, as well as any other rights entitling to the shares issued by the company, such as subscription rights, convertible bonds or stock options issued by the company. The purchase price shall be the market price of the securities in question. Subject to certain exceptions, the market price is determined on the basis of the highest price paid for the security during the preceding six months by the shareholder or any party in close connection to the shareholder. Subject to certain exceptions, if the shareholder or any related party has not during the six months preceding the offer acquired any securities that are the target for the offer, the market price is determined based on the average of the prices paid for the security in public trading during the preceding three months weighted by the volume of trade. Under the Finnish Companies Act, a shareholder whose holding exceeds nine-tenths of the total number of shares or voting rights in Nokia has both the right and, upon a request from the minority shareholders, the obligation to purchase all the shares of the minority shareholders for the then current market price. The market price is determined, among other things, on the basis of the recent market price of the shares. The purchase procedure under the Finnish Companies Act differs, and the purchase price may differ, from the purchase procedure and price under the Finnish Securities Market Act, as discussed above. However, if the threshold of nine-tenths has been exceeded through either a mandatory or a voluntary public offer pursuant to the Finnish Securities Market Act, the market price under the Finnish Companies Act is deemed to be the price offered in the public offer, unless there are specific reasons to deviate from it. Pre-emptive rights In connection with any offering of shares, the existing shareholders have a pre-emptive right to subscribe for shares offered in proportion to the amount of shares in their possession. However, a general meeting of shareholders may vote, by a majority of two-thirds of the votes cast and two-thirds of the shares represented at the meeting, to waive this pre-emptive right provided that, from the company’s perspective, weighty financial grounds exist. Monitoring of Foreign Corporate Acquisitions Under the Finnish Act on the Monitoring of Foreign Corporate Acquisitions (2012/172 as amended), a notification to the Ministry of Economic Affairs and Employment is required for a non-resident of Finland, directly or indirectly, when acquiring one-tenth or more of the voting power or corresponding factual influence in a company. The Ministry of Economic Affairs and Employment has to confirm the acquisition unless the acquisition would jeopardize important national interests, in which case the matter is referred to the Council of State. If the company in question is operating in the defense sector, an approval by the Ministry of Economic Affairs and Employment is required before the acquisition is made. These requirements are not applicable if, for instance, the voting power is acquired in a share issue that is proportional to the holder’s ownership of the shares. Moreover, the requirements do not apply to residents of countries in the European Economic Area or EFTA countries, except where at least one tenth of shares or other controlling right in such resident are held by a party not resident in the European Economic Area or EFTA. Disclosure of shareholder ownership or voting power According to the Finnish Securities Market Act, a shareholder shall disclose his or her ownership or voting power to the company and the Finnish Financial Supervisory Authority when the ownership or voting power reaches, exceeds or falls below 5, 10, 15, 20, 25, 30, 50 or 90% of all the shares or the voting rights outstanding. The term “ownership” includes ownership by the shareholder, as well as selected related parties, and calculating the ownership or voting power covers agreements or other arrangements, which when concluded would cause the proportion of voting rights or number of shares to reach, exceed or fall below the aforementioned limits. Upon receiving such notice, the company shall disclose it by a stock exchange release without undue delay. Purchase obligation Our Articles of Association require a shareholder that holds one-third or one-half of all of our shares to purchase the shares of all other shareholders that so request. A shareholder who becomes subject to the purchase obligation is also obligated to purchase any subscription rights, stock options or convertible bonds issued by the company if so requested by the holder. The purchase price of the shares under our NOKIA IN 2020 113

Risk factors Risk factors Set forth below is a description of risk factors that could affect our business. These risks, either individually or collectively, could adversely affect our business, sales, profitability, results of operations, financial condition, competitiveness, costs, expenses, liquidity, market share, brand, reputation and share price. Unless otherwise indicated or the context otherwise requires, references in these risk factors to “Nokia”, the “Nokia Group”, “Group”, “we”, “us” and “our” mean Nokia’s consolidated operating segments. Certain risks or events may be more prevalent with respect to the Group or a certain business group, business or part of the Group. Risk factors summary Our capability to implement our strategic plans, improve competitiveness, sustain or improve the operational and financial performance of our business groups, identify or successfully pursue business opportunities or otherwise grow our business is dependent on multiple external and internal factors, partially outside our control, including such as: Surrounding economic, financial and competitive environment ■ General economic and financial market conditions and other developments in the economies and industries where we, our customers and suppliers operate; ■ Duration of the COVID-19 outbreak, disruptiveness of the related measures to contain the virus and other prolonged impacts of the pandemic; ■ The cyclical nature of the markets in which we operate, competitor behavior, customer consolidation, customer purchase and spending behavior, deployments and rollout timing; ■ Price erosion largely driven by competition challenging the connectivity business models of our customers; ■ Our dependency on a limited number of customers and large multi-year agreements/turnkey projects; ■ Competitiveness of or developments regarding pricing and agreement terms we offer, including developments with respect to customer financing or extended payment terms or credit lines that we provide our customers; and ■ Willingness of banks or other institutions to purchase our receivables. Risks related to strategy and its execution ■ Our ability to implement the new operating model; ■ Our ability to develop market recognition as a leading provider of technology, software and services in the information technology and communications and related services business in the industries and markets in which we operate; ■ Trends, such as cloudification, open RAN/ openness, virtualization and disaggregation with potential impact on our portfolio of products and services, competitive landscape, business models and our margin profile; ■ The degree our investments result in technologies, products or services that achieve or retain broad or timely market acceptance, answer to the expanding needs or preferences of our customers or consumers, or in break-through innovations that we could otherwise utilize for value creation; and ■ Our success in improving our operations and efficiencies through investing in R&D, entering into licensing arrangements, acquiring businesses and technologies, recruiting expert employees and partnering with third parties or forming joint ventures. 114 NOKIA IN 2020

Board review Our competitiveness ■ Our ability to adapt to changing business models, technological changes and to meet new competition; ■ Our ability to make and successfully integrate acquisitions and investments or complete divestitures, joint ventures or partnerships; ■ Investing in new competitive high-quality products, services, upgrades and technologies that achieve or retain a broad market acceptance or bring them to market in a timely manner; ■ Our success in the development of 5G technology and the rollout and commercialization of 5G services; ■ Our capabilities to manage end-to-end costs related to our portfolio of products and services; and ■ Identifying and implementing the appropriate measures to improve cost-efficiency or to maintain achieved efficiency levels. Intellectual property rights, technology and brand licensing ■ Our ability to create new relevant technologies, products and services through our R&D, as well as our ability to protect our innovations and to maintain the relative strength of our intellectual property portfolio; ■ Our ability to protect and monetize our intellectual property e.g. due to market, regulatory and other developments, or court rulings in intellectual property-related litigation and other disputes; ■ Uncertainty relating to the evolving global regulatory landscape relating to intellectual property; ■ Developments in the concentrated smartphone market, the source of a significant portion of our patent licensing income; ■ Success and profitability of technology licensing, brand licensing and other business ventures; ■ Claims that we have allegedly infringed third parties’ IPR; and ■ Our ability to renew or finalize licenses regarding technologies that are licensed to us on acceptable commercial terms. Geopolitical and regulatory environment ■ Direct and indirect regulation and political developments regulating trade, taxes, national security, competition law, export controls and sanctions, cyber security, and anti-corruption; ■ Changes in regulations or in their application applicable to current or new technologies or products; ■ Emerging new regulation applicable to current or new technologies or products; ■ Our products and services meeting all relevant quality, health, safety or security standards and other recommendations and regulatory requirements globally; ■ Compliance with laws and regulations relating to privacy, data protection, and the protection or transfer of personal data; and ■ Our ability to maintain an effective system of governance and compliance processes, disclosure controls and internal control over financial reporting. NOKIA IN 2020 115

Risk factors continued Business operations ■ Our manufacturing, service creation, delivery, logistics or supply chain to operate without significant interruptions or shortages; ■ Performance capabilities of our partners and suppliers and their high standards to meet product quality, health, safety or security requirements or comply with other regulations or local laws; ■ Inefficiencies, breaches, malfunctions or disruptions of our information technology systems and processes or disruptions of services relying on our or third-party IT; ■ Actual or perceived security or privacy breaches, as well as defects, errors or vulnerabilities in our technology and that of third-party providers; ■ Damage caused to existing undersea infrastructure during installation or maintenance of undersea telecommunications cable networks; ■ Our ability to retain, develop and recruit appropriately skilled employees in the right locations and to maintain motivation and energy as our efforts to evolve our business and improve efficiency continue; ■ The degree of control and level of influence in the joint ventures where Nokia is the minority partner or where Nokia does not have direct management control; and ■ Natural or man-made disasters, military actions, labor unrest, civil unrest or health crises impacting our service delivery or production sites or the production sites of our suppliers, which are geographically concentrated. Financial and taxes related uncertainties ■ Complex tax laws and rules as well as diverse tax authority practices and interpretations; ■ Our ability to utilize our tax attributes and deferred tax assets; ■ Access to sources of funding on favorable terms (or at all); ■ Our ability to re-establish investment grade rating or maintain our credit ratings; ■ Exchange rate fluctuations impacting our net sales, costs and results of operations, as well as the US dollar value of our dividends and market price of our ADSs; ■ Pension and post-employment cost-related risks and our ability to avoid or control costs resulting from a need for increased funding; and ■ Recoverability of the carrying amount of our goodwill which could result into significant impairment charges. Matters regarding ownership of our shares ■ The amount of dividend and/or repayment of capital distributed to shareholders for each financial period is uncertain; ■ Volatility of the trading price of our shares and ADSs, including as a result of factors outside our control; and ■ Shareholders may be required to provide detailed information to obtain advantageous withholding tax treatment for dividends. 116 NOKIA IN 2020

Board review Significant subsequent events Changes in organizational structure On January 1, 2021, the Group adopted a new operating model designed to better position the company for changing markets and align with customer needs. The new operating model includes four reportable segments aligned with customer buying behavior: (i) Mobile Networks, (ii) Network Infrastructure, (iii) Cloud and Network Services and (iv) Nokia Technologies. The new operating model is optimized for better accountability and transparency, increased simplicity and improved cost-efficiency. Debt restructuring request of an emerging market customer In February 2021, one of the Group’s emerging market customers commenced negotiations to renegotiate its debt with the aim of avoiding insolvency. Although this event occurred after the reporting period, it confirms that the customer was credit-impaired as of December 31, 2020. As a result, the Group recognized an increase in the allowance for expected credit loss for loans extended to the customer of EUR 58 million in financial expenses. The Group also concluded that the collectability of consideration due from the customer is no longer probable resulting in adjustments in net sales, cost of sales and other operating expenses totaling EUR 34 million. Bond redemption In January 2021, Nokia exercised its issuer call option to redeem 1.00% Senior Notes due March 2021 for the full amount of EUR 350 million. The redemption date for the notes was February 15, 2021. NOKIA IN 2020 117

Key ratios Earnings per share (basic) Profit/(loss) attributable to equity holders of the parent Weighted average number of shares outstanding Earnings per share (diluted) Profit/(loss) attributable to equity holders of the parent adjusted for the effect of dilution Adjusted weighted average number of shares P/E ratio Closing share price as of December 31 Earnings per share (basic) for Continuing operations Payout ratio Dividend per share Earnings per share (basic) for Continuing operations Dividend yield % Dividend per share Closing share price as of December 31 Shareholders’ equity per share Capital and reserves attributable to equity holders of the parent Number of shares as of December 31 - number of treasury shares as of December 31 Market capitalization (Number of shares as of December 31—number of treasury shares as of December 31) x closing share price as of December 31 Share turnover % Number of shares traded during the year Average number of shares during the year 118 NOKIA IN 2020

Board review Alternative performance measures Certain financial measures presented in this Annual Report are not measures of financial performance, financial position or cash flows defined in IFRS. As these measures are not defined in IFRS, they may not be directly comparable with financial measures used by other companies, including those in the same industry. The primary rationale for presenting these measures is that the management uses these measures in assessing the financial performance of the Group and believes that these measures provide meaningful supplemental information on the underlying business performance of the Group. These financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. Financial measure Definition Purpose Return on capital employed % Profit before tax + interest expense on interest-bearing liabilities / Average capital and reserves attributable to equity holders of the parent + average non-controlling interests + average interest-bearing liabilities Return on capital employed indicates how efficiently the Group uses its capital to generate profits. Return on shareholders’ equity % Profit attributable to the equity holders of the parent / Average capital and reserves attributable to equity holders of the parent Return on shareholders' equity indicates how efficiently the Group uses the capital invested by its shareholders to generate profits. Equity ratio % Capital and reserves attributable to equity holders of the parent + non-controlling interests / Total assets Equity ratio indicates the proportion of assets financed by the capital provided by the equity holders of the parent to total assets of the Group. Net debt to equity (gearing) % Interest-bearing liabilities - cash and current financial investments / Capital and reserves attributable to the equity holders of the parent + non-controlling interests Net debt to equity ratio presents the relative proportion of shareholders' equity and interest-bearing liabilities used to finance the Group's assets and indicates the leverage of the Group's business. Total cash and current financial investments (total cash) Total cash and current financial investments consist of cash and cash equivalents and current financial investments. Total cash and current financial investments is used to indicate funds available to the Group to run its current and invest in future business activities as well as provide return for security holders. Net cash and current financial investments (net cash) Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Net cash and current financial investments is used to indicate the Group's liquidity position after cash required to settle the interest-bearing liabilities. Free cash flow Net cash from/(used in) operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets – purchase of non-current financial investments + proceeds from sale of non-current financial investments. Free cash flow is the cash that the Group generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business. Capital expenditure Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations). Capital expenditure is used to describe investments in profit generating activities in the future. Net sales excluding the impact of foreign currency exchange rates When net sales are reported excluding the impact of foreign currency exchange rates, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the net sales excluding the impact of foreign currency exchange rates exclude the impact of changes in exchange rates during the current period in comparison to euro. We provide information on net sales excluding the impact of foreign currency exchange rates in order to better reflect the underlying business performance. NOKIA IN 2020 119

120 NOKIA IN 2020

Financial statements Consolidated financial statements Consolidated income statement Consolidated statement of comprehensive income Consolidated statement of financial position Consolidated statement of cash flows Consolidated statement of changes in shareholders’ equity Notes to consolidated financial statements 122 122 123 124 125 126 127 127 127 139 139 142 144 145 146 146 147 147 148 150 151 152 153 154 155 155 156 157 158 158 160 162 163 165 171 172 173 174 175 180 181 181 183 192 193 193 194 196 197 197 200 200 200 201 201 201 202 203 203 204 204 204 205 207 208 208 209 209 209 209 210 210 210 210 1. 2. 3. 4. 5. 6. 7. 8. Corporate information Significant accounting policies New and amended standards and interpretations Use of estimates and critical accounting judgments Segment information Discontinued operations Revenue recognition Expenses by nature 9. Personnel expenses 10. Other operating income and expenses 11. Financial income and expenses 12. Income taxes 13. Earnings per share 14. Intangible assets 15. Property, plant and equipment 16. Leases 17. Impairment 18. Inventories 19. Prepaid expenses and accrued income 20. Shares of the Parent Company 21. Translation differences, fair value and other reserves 22. Other comprehensive income 23. Interest-bearing liabilities 24. Fair value of financial instruments 25. Derivative financial instruments 26. Share-based payments 27. Pensions and other post-employment benefits 28. Accrued expenses, deferred revenue and other liabilities 29. Provisions 30. Commitments, contingencies and legal proceedings 31. Notes to the consolidated statement of cash flows 32. Group companies 33. Significant partly-owned subsidiaries 34. Investments in associated companies and joint ventures 35. Related party transactions 36. Financial risk management 37. Subsequent events Parent company financial statements Parent Company income statement Parent Company statement of financial position Parent Company statement of cash flows Notes to the Parent Company financial statements 1. 2. 3. 4. 5. 6. 7. 8. Accounting principles Personnel expenses Auditor’s fees Other operating income and expenses Financial income and expenses Group contributions Income taxes Tangible assets 9. Investments 10. Prepaid expenses and accrued income 11. Shareholders’ equity 12. Distributable earnings 13. Fair value and other reserves 14. Fair value of financial instruments 15. Derivative financial instruments 16. Provisions 17. Interest-bearing liabilities 18. Accrued expenses and other liabilities 19. Commitments and contingencies 20. Loans granted to the management of the company 21. Notes to the statement of cash flows 22. Group companies 23. The shares of the Parent Company 24. Financial risk management 25. Subsequent events Signing of the Annual Accounts and the Review of the Board of Directors 2020 Auditor’s report 211 212 NOKIA IN 2020 121

Consolidated income statement 2020 EURm 2019 EURm 2018 EURm For the year ended December 31 Notes Earnings per share attributable to equity holders of the parent 13 EUR EUR EUR (1) In 2020, the Group reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative amounts for 2019 and 2018 have been recast accordingly. Refer to Note 2, Significant accounting policies. The notes are an integral part of these consolidated financial statements. 150 122 NOKIA IN 2020 Basic Continuing operations (Loss)/profit for the year 0.00 (0.10) 0.00 (0.06) (0.45) (0.45) Diluted Continuing operations (Loss)/profit for the year 0.00 (0.10) 0.00 (0.06) (0.45) (0.45) Net sales5, 7 Cost of sales(1)8 21 852 23 315 22 563 (15 051) (14 251) (13 659) Gross profit(1) Research and development expenses(1)8 Selling, general and administrative expenses(1)8 Other operating income(1)10 Other operating expenses(1)8, 10 8 193 8 264 8 312 (4 532) (4 777) (3 219) (3 549) 237 267 (265)(312) (4 087) (2 898) 150 (473) Operating profit/(loss) Share of results of associated companies and joint ventures34 Financial income 11 Financial expenses11 885 485 (59) 12 12 165 85 (506)(398) 22 156 (320) Profit/(loss) before tax Income tax expense12 743 156 (360) (138)(189) (3 256) (Loss)/profit for the year from continuing operations (2 513) 18 (549) (Loss)/profit for the year from discontinued operations 6 (3) (7)214 (Loss)/profit for the year (2 516) 11 (335) Attributable to: Equity holders of the parent Non-controlling interests 7 (340) 4 5 (2 523) 7

Financial statements Consolidated statement of comprehensive income 2020 EURm 2019 EURm 2018 EURm For the year ended December 31 Notes The notes are an integral part of these consolidated financial statements. NOKIA IN 2020 123 151 (Loss)/profit for the year Other comprehensive income Items that will not be reclassified to profit or loss Remeasurements of defined benefit plans Income tax related to items that will not be reclassified to profit or loss Items that may be reclassified subsequently to profit or loss Translation differences Net investment hedges Cash flow and other hedges Financial assets at fair value through other comprehensive income Other increase, net Income tax related to items that may be reclassified subsequently to profit or loss (2 516) 11 (335) 414 388 (95) (90) 260 401 (58) (73) (2)(53) 8 (45) –1 11 33 624 (140) (1 232) 266 15 47 3 25 Other comprehensive (loss)/income, net of tax 22 (392) 538 562 Total comprehensive (loss)/income for the year (2 908) 549 227 Attributable to: Equity holders of the parent Non-controlling interests 545 221 4 6 (2 914) 6

Consolidated statement of financial position 2020 EURm 2019 EURm As of December 31 Notes The notes are an integral part of these consolidated financial statements. 124 NOKIA IN 2020 152 ASSETS Non-current assets Intangible assets14, 17 Property, plant and equipment15, 17 Right-of-use assets16, 17 Investments in associated companies and joint ventures 17, 34 Non-current financial investments 24 Deferred tax assets12 Other non-current financial assets17, 24, 36 Defined benefit pension assets27 Other non-current assets19 7 027 1 783 805 233 745 1 822 306 5 038 217 7 956 1 856 912 165 740 5 124 445 4 830 292 Total non-current assets 17 976 22 320 Current assets Inventories 18 Trade receivables24, 36 Contract assets7, 36 Prepaid expenses and accrued income 19 Current income tax assets12 Other current financial assets24, 25, 36 Current financial investments24, 36 Cash and cash equivalents24, 36 2 242 5 503 1 080 850 265 214 1 121 6 940 2 936 5 025 1 489 908 279 164 97 5 910 Total current assets 18 215 16 808 Total assets 36 191 39 128 SHAREHOLDERS’ EQUITY AND LIABILITIES Capital and reserves attributable to equity holders of the parent Share capital 20 Share issue premium Treasury shares Translation differences 21 Fair value and other reserves21 Reserve for invested unrestricted equity Accumulated deficit 246 443 (352) (1 295) 1 910 15 656 (4 143) 246 427 (352) (372) 1 382 15 607 (1 613) Total capital and reserves attributable to equity holders of the parent Non-controlling interests 12 465 80 15 325 76 Total equity 12 545 15 401 Non-current liabilities Long-term interest-bearing liabilities 23, 24, 36 Long-term lease liabilities23 Deferred tax liabilities 12 Defined benefit pension and post-employment liabilities 27 Contract liabilities 7 Deferred revenue and other long-term liabilities24, 28 Provisions29 5 015 721 260 4 046 566 541 736 3 985 771 390 4 343 915 712 556 Total non-current liabilities 11 885 11 672 Current liabilities Short-term interest-bearing liabilities 23, 24, 36 Short-term lease liabilities23 Other financial liabilities 24, 25, 36 Current income tax liabilities 12 Trade payables24, 36 Contract liabilities 7 Accrued expenses, deferred revenue and other liabilities 28 Provisions29 561 189 738 188 3 174 2 394 3 721 796 292 259 803 187 3 786 2 752 3 323 653 Total current liabilities 11 761 12 055 Total liabilities 23 646 23 727 Total shareholders’ equity and liabilities 36 191 39 128

Financial statements Consolidated statement of cash flows 2020 EURm 2019 EURm 2018 EURm For the year ended December 31 Notes (1) Net working capital includes both short-term and long-term items. The items in the consolidated statement of cash flows do not directly correspond to the changes in the respective items in the consolidated statement of financial position due to several reasons, principally due to the effects of foreign exchange differences arising on consolidation and changes in the consolidation scope. The consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. For details of cash flows from discontinued operations, refer to Note 6, Discontinued operations. The notes are an integral part of these consolidated financial statements. NOKIA IN 2020 125 153 Cash flow from operating activities (Loss)/profit for the year Adjustments, total31 Change in net working capital(1) (Increase)/decrease in receivables Decrease/(increase) in inventories Decrease in non-interest-bearing liabilities (2 516) 11 (335) 2 627 2 093 159 246 285 (544) (2 232) (645) 5 267 (418) 553 (845) Cash from operations Interest received Interest paid 16, 23 Income taxes paid, net 2 041 850 815 57 68 (1)(159) (516)(364) 33 (35) (280) Net cash from operating activities 1 759 390 360 Cash flow from investing activities Purchase of property, plant and equipment and intangible assets Proceeds from sale of property, plant and equipment and intangible assets Acquisition of businesses, net of cash acquired Proceeds from disposal of businesses, net of disposed cash Purchase of current financial investments Proceeds from maturities and sale of current financial investments Purchase of non-current financial investments Proceeds from sale of non-current financial investments Other (479) (690)(672) 39 88 –(31) 19 (18) (473)(2 104) 991 2 397 (180) (145) 144 170 (17) – 13 (104) 11 (1 154) 123 (59) 122 10 Net cash used in investing activities (1 517) (167) (315) Cash flow from financing activities Proceeds from stock option exercises (Purchase of)/proceeds from sale of equity instruments of subsidiaries Proceeds from long-term borrowings 23 Repayment of long-term borrowings 23 (Repayment of)/proceeds from short-term borrowings 23 Payment of principal portion of lease liabilities 16, 23 Dividends paid – –1 (1)1 1 039 139 (766) (29) 40 2 (221) (2) (570)(1 081) (1) 1 595 (246) (83) (234) (148) Net cash from/(used in) financing activities 883 (479) (969) Translation differences (95) (95)(184) Net increase/(decrease) in cash and cash equivalents 1 030 (351) (1 108) Cash and cash equivalents as of January 1 Cash and cash equivalents as of December 31 5 910 6 261 7 369 5 910 6 261 6 940

Consolidated statement of changes in shareholders’ equity Reserve for invested unrestricted equity Attributable to equity holders of the parent Share issue premium Fair value and other reserves Non-controlling interests Share capital Treasury Translation shares differences Accumulated deficit Total equity EURm Notes As of January 1, 2018 246 447 (1 480) (932) 842 15 616 1 345 16 084 80 16 164 Loss for the year Other comprehensive income (340) (1) (340) 561 5 1 (335) 562 21, 22 341 221 Total comprehensive income for the year – – – 341 221 – (341) 221 6 227 Share-based payments Excess tax benefit on share-based payments Settlement of share-based payments Cancellation of treasury shares Stock options exercised Dividends(1) Acquisition of non-controlling interests Other movements 68 68 68 6 6 6 (85) 72 1 000 (11) (24) – 1 (1 063) (24) – 1 (1 068) (1 000) 1 (1 063) (5) (1) (2) (1) (3) 1 – (3) (1) Total transactions with owners – (11) 1 072 (1) – (10) (2 066) (1 016) (4) (1 020) As of December 31, 2018 246 436 (408) (592) 1 063 15 606 (1 062) 15 289 82 15 371 Adoption of IFRS 16 4 4 4 As of January 1, 2019 246 436 (408) (592) 1 063 15 606 (1 058) 15 293 82 15 375 Profit for the year Other comprehensive income 7 (1) 7 538 4 11 538 21, 22 220 319 Total comprehensive income for the year – – – 220 319 – 6 545 4 549 Share-based payments Excess tax benefit on share-based payments Settlement of share-based payments Dividends(1) Other movements 81 81 81 (7) (7) (7) (83) 56 1 (26) (560) (1) (26) (570) (1) (560) (1) (10) – (9) 56 – – 1 (561) (513) (10) (523) Total transactions with owners As of December 31, 2019 246 427 (352) (372) 1 382 15 607 (1 613) 15 325 76 15 401 (1) The Group did not pay dividends to equity holders of the parent in 2020 (dividends settled per share EUR 0.10 in 2019 and EUR 0.19 in 2018). No dividend is proposed by the Board of Directors of the Parent Company related to the financial year 2020. The notes are an integral part of these consolidated financial statements. 126 NOKIA IN 2020 154 Loss for the year Other comprehensive loss21, 22 (2 523) (2 523) 7 (2 516) (922)528 3 (391)(1)(392) Total comprehensive loss for the year –––(922) 528 –(2 520) (2 914) 6 (2 908) Share-based payments Excess tax benefit on share-based payments Settlement of share-based payments Dividends(1) Acquisition of non-controlling interests Investment in subsidiary by non-controlling interest Other movements 76 76 76 2 2 2 (62)49 (13)(13) –(5)(5) (10)(10)(10) –22 (1)(1)1 – Total transactions with owners –16 –(1)–49 (10)54 (2)52 As of December 31, 2020 246 443 (352) (1 295) 1 910 15 656 (4 143) 12 465 80 12 545

Financial statements Notes to consolidated financial statements Other information This paragraph is included in connection with statutory reporting requirements in Germany. The fully consolidated German subsidiary, Nokia Solutions and Networks GmbH & Co. KG, registered in the commercial register of Munich under HRA 88537, has made use of the exemption available under § 264b and § 291 of the German Commercial Code (HGB). Principles of consolidation The consolidated financial statements comprise the financial statements of the Parent Company, and each of those companies over which it exercises control. Control over an entity exists when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When the Group has less than a majority of voting or similar rights in an entity, the Group considers all relevant facts and circumstances in assessing whether it has power over an entity, including the contractual arrangements, and voting rights and potential voting rights. The Group reassesses whether or not it controls an entity if facts and circumstances indicate that there are changes to the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control over the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. If the Group loses control in a subsidiary, the related assets, liabilities, non-controlling interest and other components of equity are derecognized with any gain or loss recognized in the consolidated income statement. Any investment retained in the former subsidiary is measured at fair value. All intercompany transactions are eliminated as part of the consolidation process. Non-controlling interests are presented separately as a component of net profit or loss and are shown as a component of shareholders’ equity in the consolidated statement of financial position. Business combinations Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the aggregate of the fair values of the assets transferred, liabilities incurred towards the former owners of the acquired entity or business and equity instruments issued. Acquisition-related costs are recognized as expenses in the consolidated income statement in the period in which the costs are incurred and the related services are received with the exception of costs directly attributable to the issuance of equity instruments that are accounted for as a deduction from equity. Identifiable assets acquired and liabilities assumed are measured at the acquisition date fair values. The Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets on a business combination by business combination basis. The excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the acquisition date fair values of the identifiable net assets acquired is recorded as goodwill. 1. Corporate information Nokia Corporation, a public limited liability company incorporated and domiciled in Helsinki, Finland, is the parent company (Parent Company or Parent) for all its subsidiaries (Nokia or the Group). The Group is a global provider of mobile and fixed network solutions combining hardware, software and services, as well as licensing of intellectual property, including patents, technologies and the Nokia brand. The Group’s operational headquarters are located in Espoo, Finland. The shares of Nokia Corporation are listed on the Nasdaq Helsinki Stock Exchange, the New York Stock Exchange and the Euronext Paris Stock Exchange. On March 4, 2021, the Board of Directors authorized the financial statements for the year ended December 31, 2020, for issuance and filing. 2. Significant accounting policies Basis of presentation and statement of compliance The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The consolidated financial statements are presented in millions of euros (EURm), except as otherwise noted, and are prepared under the historical cost convention, except as disclosed in the accounting policies below. The notes to the consolidated financial statements also conform to the Finnish accounting legislation. In 2020, the Group reviewed the presentation of income and expenses related to its restructuring plans, pension plan curtailments and amendments as well as certain asset impairments. As a result, the Group reclassified the restructuring and associated charges, pension curtailment and plan amendment income and expenses as well as certain impairment charges that were previously presented in other operating income and expenses to the functional line items to enhance the relevance of information provided in the Group’s consolidated income statement. The comparative amounts for 2019 and 2018 have been reclassified accordingly. Related to 2019, as a result of reclassification, the Group’s cost of sales increased by EUR 62 million, research and development expenses increased by EUR 121 million, selling, general and administrative expenses increased by EUR 118 million, other operating income decreased by EUR 187 million and other operating expenses decreased by EUR 488 million compared to the previously reported amounts. Related to 2018, the Group’s cost of sales increased by EUR 134 million, research and development expenses increased by EUR 157 million, selling, general and administrative expenses increased by EUR 86 million, other operating income decreased by EUR 23 million and other operating expenses decreased by EUR 400 million compared to the previously reported amounts. NOKIA IN 2020 127 155

Notes to consolidated financial statements continued Investment in associates and joint ventures An associate is an entity over which the Group exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the entity, but is not control or joint control over those policies. A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about relevant activities require the unanimous consent of the parties sharing control. The Group’s investments in associates and joint ventures are accounted for using the equity method. Under the equity method, the investment in an associate or joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate or joint venture since the acquisition date. The Group’s share of profits and losses of associates and joint ventures is included in the consolidated income statement outside operating profit or loss. Any change in other comprehensive income of associates and joint ventures is presented as part of the Group’s other comprehensive income. After application of the equity method, as of each reporting date, the Group determines whether there is objective evidence that the investment in an associate or joint venture is impaired. If there is such evidence, the Group recognizes an impairment loss that is calculated as the difference between the recoverable amount of the associate or joint venture and its carrying value. The impairment loss is presented within ‘share of results of associated companies and joint ventures’ in the consolidated income statement. Non-current assets (or disposal groups) held for sale and discontinued operations Non-current assets or disposal groups are classified as assets held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset, or the disposal group, must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups, and the sale must be highly probable. These assets, or in the case of disposal groups, assets and liabilities, are presented separately in the consolidated statement of financial position and measured at the lower of the carrying amount and fair value less costs to sell. Non-current assets classified as held for sale, or included in a disposal group classified as held for sale, are not depreciated or amortized. Discontinued operations are reported when a component of the Group, comprising operations and cash flows that can be clearly distinguished both operationally and for financial reporting purposes from the rest of the Group, is classified as held for sale or has been disposed of, or the component represents a major line of business or geographical area of operations, or is a part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations. Profit or loss from discontinued operations is reported separately from income and expenses from continuing operations in the consolidated income statement, with prior periods presented on a comparative basis. Cash flows for discontinued operations are presented separately in the notes to the consolidated financial statements. Intra-group revenues and expenses between continuing and discontinued operations are eliminated. Revenue recognition The Group accounts for a contract with a customer when the contract has been approved in writing, which is generally when both parties are committed to perform their respective obligations, the rights, including payment terms, regarding the goods and services to be transferred can be identified, the contract has commercial substance, and collection of the consideration to which the Group expects to be entitled is probable. Management considers only legally enforceable rights in evaluating the accounting for contracts with customers. As such, frame agreements that do not create legally enforceable rights and obligations are accounted for based on the issuance of subsequent legally binding purchase orders under the frame agreements. A contract modification or a purchase order is accounted for as a separate contract if the scope of the contract increases by additional distinct goods or services, and the price of the contract increases by an amount that reflects the standalone selling price of those additional goods or services. In case the additional goods or services are distinct but not sold at a standalone selling price, the contract modification is accounted for prospectively. In cases where the additional goods or services are not distinct, the modification is accounted for through a cumulative catch-up adjustment. The Group recognizes revenue from contracts with customers to reflect the transfer of promised goods and services to customers for amounts that reflect the consideration to which the Group expects to be entitled in exchange for those goods and services. The consideration may include a variable amount, which the Group estimates based on the most likely amount. Items causing variability include volume discounts and sales-based or usage-based royalties. The Group includes variable consideration into the transaction price only to the extent that it is highly probable that a significant revenue reversal will not occur. The transaction price also excludes amounts collected on behalf of third parties. The Group’s payment terms are 100 days on average. Invoices are generally issued as control transfers and/or as services are rendered. When this is not the case, the Group recognizes a contract asset or liability depending on the timing of payment versus transfer of control. In case the timing of payments provides either the customer or the Group with a significant benefit of financing, the transaction price is adjusted for the effect of financing and the related interest revenue or interest expense is presented separately from revenue. As a practical expedient, the Group does not account for financing components if, at contract inception, the consideration is expected to be received within one year before or after the goods or services have been transferred to the customer. The Group enters into contracts with customers consisting of any combination of hardware, services and intellectual property. The associated revenue recognized for such contracts depends on the nature of the underlying goods and services provided. The promised goods or services in the contract might include sale of goods, license of intellectual property and grant of options to purchase additional goods or services that may provide the customer with a material right. The Group conducts an assessment at contract inception to determine which promised goods and services in a customer contract are distinct and accordingly identified as performance obligations. The Group considers that goods and services are distinct if the customer can benefit from the good or service either on its own or together with other resources readily available, and if the Group’s promise to transfer the good or service is separately identifiable from other promises in the contract. 128 NOKIA IN 2020 156

Financial statements The Group allocates the transaction price to each distinct performance obligation on the basis of their standalone selling prices, relative to the overall transaction price. If a standalone selling price is not observable, it is estimated. The transaction price may include a discount or a variable amount of consideration that is generally allocated proportionately to all performance obligations in the contract unless the Group has observable evidence that the entire discount relates to only one or more, but not all, performance obligations in a contract. Revenue is recognized when, or as, the Group satisfies a performance obligation by transferring a promised good or service to a customer, which is when the customer obtains control of that good or service. The amount of revenue recognized is the amount allocated to the satisfied performance obligation based on the relative standalone selling prices. A performance obligation may be satisfied at a point in time or over time. Hardware and software sold by the Group includes warranty, which can either be assurance-type for repair of defects and recognized as a centralized warranty provision (refer to Note 29, Provisions), or service-type for scope beyond the repair of defects or for a time period beyond the standard assurance-type warranty period and considered a separate performance obligation within the context of the contract. Revenue is allocated to each performance obligation based on its standalone selling price in relation to the overall transaction price. The standalone selling price of each performance obligation is determined by considering factors such as the price of the performance obligation if sold on a standalone basis and the expected cost of the performance obligation plus a reasonable margin when price references are not available. The portion of the transaction price allocated to each performance obligation is then recognized when the revenue recognition criteria for that performance obligation have been met. The Group presents its customer contracts in the consolidated statement of financial position as either a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment for each individual contract. On a net basis, a contract asset position represents where the Group has performed by transferring goods or services to a customer before the customer has provided the associated consideration or before payment is due. Conversely, a contract liability position represents where a customer has paid consideration or payment is due, but the Group has not yet transferred goods or services to the customer. Contract assets presented in the consolidated statement of financial position are current in nature while contract liabilities can be either current or non-current. Invoiced receivables represent unconditional rights to payment and are presented separately as trade receivables in the consolidated statement of financial position. Sale of products The Group manufactures and sells a range of networking equipment, covering the requirements of network operators. Revenue for these products is recognized when control of the products has transferred, the determination of which may require judgment. Typically, for standard equipment sales, control transfers upon delivery. For more complex solutions, control generally transfers upon acceptance. In some arrangements, mainly within the submarine cable business, performance does not create an asset with an alternative use and the Group recognizes revenue over time using the output method, which faithfully depicts the manner in which the asset is transferred to the customer as well as the Group's enforceable rights to payment for the work completed to date. The output measure selected by the Group may vary from each contract depending on the nature of the contract. Sale of services The Group provides services related to the provision of networking equipment, ranging from managing a customer’s network and product maintenance services to network installation, integration and optimization. Revenue for each separate service performance obligation is recognized as or when the customer obtains the benefits of the Group’s performance. Service revenue is recognized over time for managed and maintenance services, as in these cases the Group performs throughout a fixed contract term and the customer simultaneously receives and consumes the benefits as the Group performs. In some cases, the Group performs services that are subject to customer acceptance where revenue is recognized when the customer acceptance is received. Sale of intellectual property licenses The Group provides its customers with licenses to intellectual property (IP) owned by the Group by granting software licenses and rights to benefit from the Group’s IP in their products. When a software license is sold, revenue is recognized upon delivery or acceptance of the software, as the Group has determined that each software release is distinct and the license is granted for software as it exists at the point of transfer of control to the customer. When the Group grants customers a license to use IP owned by the Group, the associated license fee revenue is recognized in accordance with the substance of the relevant agreements. In the majority of cases, the Group retains obligations to continue to develop and make available to the customer the latest IP in the licensed assets during the contract term, and therefore revenue is recognized pro rata over the period during which the Group is expected to perform. Recognition of the revenue as pro rata over the term of the license is considered the most faithful depiction of the Group’s satisfaction of the performance obligation as the IP being licensed towards the customer includes new inventions patented by the Group that are highly interdependent and interrelated and created through the course of continuous research and development (R&D) efforts that are relatively stable throughout the year. In some contracts, the Group has no remaining obligations to perform after granting a license to the initial IP, and licensing fees are non-refundable. In these cases, revenue is recognized at the beginning of the license term. NOKIA IN 2020 129 157

Notes to consolidated financial statements continued Government grants Government grants are recognized when there is reasonable assurance that the Group will comply with the conditions attached to them and the grants will be received. Government grants received as compensation for expenses or losses incurred are recognized in the consolidated income statement as a deduction against the related expenses. Government grants related to assets are presented in the consolidated statement of financial position as deferred income and recognized as income over the same period the asset is depreciated or amortized. Government grants received in the form of R&D tax credits are recognized as a deduction against R&D expenses if the amount of the tax credit is linked to the amount of R&D expenditures incurred by the Group and the tax credit is a fully collectible asset that will be paid in cash by the government in case the Group is not able to offset it against its income tax payable. R&D tax credits that do not meet both conditions are recognized as income tax benefit. Employee benefits Pensions and other post-employment benefits The Group companies have various post-employment plans in accordance with the local conditions and practices in the countries in which they operate. The plans are generally funded through payments to insurance companies or contributions to trustee-administered funds as determined by periodic actuarial calculations. In a defined contribution plan, the Group’s legal or constructive obligation is limited to the amount that it agrees to contribute to the fund. The Group’s contributions to defined contribution plans, multi-employer and insured plans are recognized in the consolidated income statement in the period to which the contributions relate. If a pension plan is funded through an insurance contract where the Group does not retain any legal or constructive obligations, the plan is treated as a defined contribution plan. All arrangements that do not fulfill these conditions are considered defined benefit plans. For defined benefit plans, including pension and post-employment healthcare and life insurance, costs are assessed using the projected unit credit method: the cost is recognized in the consolidated income statement so as to spread the benefit over the service lives of employees. The defined benefit obligation is measured as the present value of the estimated future cash outflows using interest rates on high-quality corporate bonds or government bonds with maturities that most closely match expected payouts of benefits. The liability or asset recognized in the consolidated statement of financial position is the present value of the defined benefit obligation as of the reporting date less the fair value of plan assets including effects of any asset ceiling. Service cost related to employees’ service in the current period as well as past service cost resulting from plan amendments, curtailments, and gains and losses on settlements are all presented within cost of sales, research and development expenses or selling, general and administrative expenses in the consolidated income statement. Past service costs are recognized immediately in the consolidated income statement when the plan amendment, curtailment or settlement occurs. Net interest, consisting of interest calculated by applying a discount rate to the net defined benefit liability or asset and the effect of asset ceiling, as well as pension plan administration costs not taken into account in determining the return on plan assets, are presented within financial income and expenses in the consolidated income statement. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling and the return on plan assets, excluding amounts recognized in net interest, are recognized immediately in the consolidated statement of financial position with a corresponding debit or credit to pension remeasurements reserve within shareholders’ equity through other comprehensive income in the period in which they occur. Remeasurements are not reclassified to profit or loss in subsequent periods. Actuarial valuations for the Group’s defined benefit post-employment plans are performed annually or when a material plan amendment, curtailment or settlement occurs. Termination benefits Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. These benefits are recorded as termination benefits as a component of the restructuring provision. Local laws may provide employees with the right to benefits from the employer upon termination whether the termination is voluntary or involuntary. For these specific benefits, the difference between the value of the higher benefit for involuntary termination and the lower benefit for voluntary termination is treated as a termination benefit and the portion of the benefit that the Group would be required to pay to the employee in the case of voluntary termination is treated as a contractual or legal obligation determined by local law and accounted for as a defined benefit arrangement as described in the pensions section above. Share-based payments The Group offers three types of global equity-settled share-based compensation plans for employees: performance shares, restricted shares and the employee share purchase plan. Employee services received and the corresponding increase in equity are measured by reference to the fair value of the equity instruments as of the grant date, excluding the impact of any non-market vesting conditions. Non-market vesting conditions attached to the performance shares are included in assumptions about the number of shares that the employee will ultimately receive. The Group reviews the assumptions made on a regular basis and, where necessary, revises its estimates of the number of performance shares that are expected to be settled. Plans that apply tranched vesting are accounted for under the graded vesting model. Share-based compensation is recognized as an expense in the consolidated income statement over the relevant service periods. Income taxes The income tax expense comprises current tax and deferred tax. Tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income, or directly in equity; then the related tax is recognized in other comprehensive income or equity, respectively. Current taxes are based on the results of Group companies and are calculated using the local tax laws and tax rates that are enacted or substantively enacted as of each reporting date. Corporate taxes withheld at the source of the income on behalf of Group companies are accounted for in income taxes where determined to represent a tax on net income. 130 NOKIA IN 2020 158

Financial statements Deferred tax assets and liabilities are determined using the balance sheet liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. Deferred tax assets are assessed for realizability as of each reporting date. When circumstances indicate it is no longer probable that deferred tax assets will be utilized, adjustments are made as necessary. Deferred tax liabilities are recognized for taxable temporary differences, and for temporary differences that arise between the fair value and the tax base of identifiable net assets acquired in business combinations. Deferred tax assets and deferred tax liabilities are offset for presentation purposes when there is a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities, which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously in each future period in which significant amounts of deferred tax liabilities or deferred tax assets are expected to be settled or recovered. Deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group, and it is probable that the temporary difference will not reverse in the foreseeable future. The enacted or substantively enacted tax rates as of each reporting date that are expected to apply in the period when the asset is realized or the liability is settled are used in the measurement of deferred tax assets and deferred tax liabilities. Deferred tax assets and liabilities are not discounted. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It adjusts the amounts of current and deferred tax assets and liabilities recorded, where it is considered probable, i.e. more likely than not, that certain tax positions may not be fully sustained upon review by tax authorities. The amounts recorded are based on the most likely amount or the expected value, depending on which method the Group expects to better predict the resolution of the uncertainty, as of each reporting date. Foreign currency translation Functional and presentation currency The financial statements of all Group companies are measured using functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in euro, the functional and presentation currency of the Parent Company. Transactions in foreign currencies Transactions in foreign currencies are recorded at exchange rates prevailing as of the dates of the individual transactions. For practical reasons, a rate that approximates the actual rate as of the date of the transaction is often used. Monetary assets and liabilities denominated in foreign currency are valued at the exchange rates prevailing at the end of the reporting period. Foreign exchange gains and losses arising from monetary assets and liabilities as well as fair value changes of related hedging instruments are recognized in financial income and expenses in the consolidated income statement. Unrealized foreign exchange gains and losses related to non-monetary non-current financial investments are included in the fair value measurement of these investments and recognized in other operating income and expenses in the consolidated income statement. Foreign Group companies On consolidation, the assets and liabilities of foreign operations whose functional currency is other than euro are translated into euro at the exchange rates prevailing at the end of the reporting period. The income and expenses of these foreign operations are translated into euro at the average exchange rates for the reporting period. The exchange differences arising from translation for consolidation are recognized as translation differences in the consolidated statement of comprehensive income. On disposal of a foreign operation the cumulative amount of translation differences relating to that disposal is reclassified to profit or loss. Intangible assets Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition. Internally generated intangibles, except for development costs that may be capitalized, are expensed as incurred. Development costs are capitalized only if the Group has the technical feasibility to complete the asset; has an ability and intention to use or sell the asset; can demonstrate that the asset will generate future economic benefits; has resources available to complete the asset; and has the ability to measure reliably the expenditure during development. The useful life of the Group’s intangible assets, other than goodwill, is finite. Following initial recognition, finite intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. Intangible assets are amortized over their useful lives, generally three to ten years, using the straight-line method, which is considered to best reflect the pattern in which the asset’s future economic benefits are expected to be consumed. Depending on the nature of the intangible asset, the amortization charges are presented within cost of sales, research and development expenses or selling, general and administrative expenses in the consolidated income statement. NOKIA IN 2020 131 159

Notes to consolidated financial statements continued Property, plant and equipment Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recorded on a straight-line basis over the expected useful lives of the assets as follows: The majority of the Group’s leased assets relate to commercial and industrial properties such as R&D facilities, production facilities and office buildings. The Group also leases vehicles provided as employee benefits and service vehicles. Right-of-use assets are measured at cost less accumulated depreciation and impairment losses, and adjusted for any remeasurements of the lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the lease term as follows: Buildings and constructions Buildings and constructions Light buildings and constructions 20–33 years 3–20 years Machinery and equipment Production machinery, measuring and test equipment Other machinery and equipment 1–5 years 3–10 years Buildings Other 3–10 years 3–5 years Land and water areas are not depreciated. Maintenance, repairs and renewals are generally expensed in the period in which they are incurred. However, major renovations are capitalized and included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related asset. Leasehold improvements are depreciated over the shorter of the lease term and the useful life. Gains and losses on the disposal of property, plant and equipment are included in other operating income or expenses. Leases On January 1, 2019, the Group adopted IFRS 16, Leases, which provides a single lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities for all leases in the consolidated statement of financial position. The right-of-use asset represents the lessee’s right to use the underlying leased asset while the lease liability represents the lessee’s obligation to make lease payments. The Group assesses at contract inception whether a contract is, or contains, a lease. That is, the Group assesses whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of the lease, the Group recognizes a right-of-use asset and a lease liability for all leases with a lease term exceeding 12 months. The commencement date is the date when the lessor makes the underlying leased asset available for use by the Group. The Group applies a practical expedient whereby leases for which the lease term is 12 months or less at the lease commencement date (short-term leases) are not recognized in its consolidated statement of financial position. Instead, the Group recognizes the lease payments associated with short-term leases as an operating expense on a straight-line basis over the lease term. In addition, as a practical expedient, the Group does not separate certain non-lease components from lease components but instead accounts for each lease component and associated specified non-lease component as a single lease component. Non-lease components such as payments for maintenance and services made in conjunction with the leased asset are included in the lease liability whenever these payments are fixed and defined in the lease contract. Other payments for non-lease components that are variable based on consumption, as an example property taxes, insurance payments and variable property service costs, are recognized as an expense when incurred. Lease liabilities are measured at the present value of lease payments to be made over the lease term. The Group determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, as well as any periods covered by an option to terminate the lease if it is reasonably certain not to be exercised. The lease payments include fixed lease payments and certain fixed non-lease components less any lease incentives receivable, variable lease payments that depend on an index or a rate, and appropriate termination fees whenever the lease term has been determined based on the expectation that the Group will exercise its option to terminate. The Group does not generally enter into lease contracts with variable lease payments linked to future performance or use of an underlying asset. After the commencement date, the amount of lease liabilities is measured on an amortized cost basis using the effective interest method where the lease liabilities increase related to the accretion of interest and decrease for lease payments made. In addition, the carrying amounts for the right-of-use asset and lease liability are remeasured if there is a modification, a change in the lease term or a change in the future lease payments resulting from a change in an index or rate used to determine such lease payments. The interest component of the lease payments is recognized as interest expense within financial income and expenses. The Group uses its incremental borrowing rate to calculate the present value of lease payments as the interest rate implicit in the lease is not readily determinable. The Group estimates its incremental borrowing rate quarterly based on the rate of interest that the Group would pay to borrow over the lease term with a similar security to obtain an asset of a similar value to the leased asset in a similar economic environment. The Group measures all leases at amortized cost based on the appropriate discount rate available in the quarter when lease commencement occurred. Where a lease contract modification or reassessment of the lease liability resulting from a change in the lease term occurs, the Group remeasures the present value of the lease liability based on the appropriate discount rate available in the quarter when the reassessment or modification occurs. 132 NOKIA IN 2020 160

Financial statements The Group acts primarily as a lessee in its leasing transactions. However, the Group will enter into contracts to sublease vacant leasehold or freehold properties for sublease terms up to 10 years to offset or mitigate the unavoidable costs associated with those properties. In these cases, the Group classifies each sublease as a finance lease whenever the sublease contract transfers substantially all the risks and rewards incidental to ownership to the subtenant. All other subleases are classified as operating leases. Included within other financial assets in its consolidated statement of financial position, the Group recognizes a net investment asset for all finance subleases based on the present value of future sublease payments at the sublease commencement date. After the commencement date, the net investment asset is measured on an amortized cost basis using the effective interest method where the net investment asset increases related to the accretion of interest income and decreases for sublease payments received. Sublease payments received from operating subleases is recognized as other operating income on a straight-line basis over the lease term. Impairment of goodwill, other intangible assets, property, plant and equipment and right-of-use assets The Group assesses the recoverability of the carrying value of goodwill, other intangible assets, property, plant and equipment and right-of-use assets if events or changes in circumstances indicate that the carrying value may be impaired. In addition, the Group tests the carrying value of goodwill for impairment annually even if there is no indication of impairment. Factors that the Group considers when it reviews indications of impairment include, but are not limited to, underperformance of the asset relative to its historical or projected future results, significant changes in the manner of using the asset or the strategy for the overall business, and significant negative industry or economic trends. Goodwill is allocated to the cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the related business combination and that reflect the lowest level at which goodwill is monitored for internal management purposes. A cash-generating unit, as determined for the purposes of the Group’s goodwill impairment testing, is the smallest group of assets generating cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The carrying value of a cash-generating unit includes its share of relevant corporate assets allocated to it on a reasonable and consistent basis. When the composition of one or more groups of cash-generating units to which goodwill has been allocated is changed, the goodwill is reallocated based on the relative fair value of the affected groups of cash-generating units. The Group conducts its impairment testing by determining the recoverable amount for an asset, a cash-generating unit or groups of cash-generating units. The recoverable amount of an asset, a cash-generating unit or groups of cash-generating units is the higher of its fair value less costs of disposal and its value-in-use. The recoverable amount is compared to the asset’s, cash-generating unit’s or groups of cash-generating units’ carrying value. If the recoverable amount for the asset, cash-generating unit or groups of cash-generating units is less than its carrying value, the asset is considered impaired and is written down to its recoverable amount. Impairment losses are presented in cost of sales, research and development expenses or selling, general and administrative expenses in the consolidated income statement, except for impairment losses on goodwill, which are presented in other operating expenses. Inventories Inventories are stated at the lower of cost and net realizable value. Cost is determined using standard cost, which approximates actual cost on a first-in first-out (FIFO) basis. Net realizable value is the amount that can be realized from the sale of the inventory in the normal course of business after allowing for the costs of realization. In addition to the cost of materials and direct labor, an appropriate proportion of production overhead is included in the cost of inventory. An allowance is recorded for excess inventory and obsolescence based on the lower of cost and net realizable value. The Group classifies its inventories to raw materials and semi-finished goods, finished goods, and contract work in progress. Raw materials and semi-finished goods include purchased materials, components and supplies to be used in production. Finished goods include goods manufactured by the Group or by subcontractors that are ready for sale and goods purchased for resale. Contract work in progress includes costs incurred to date for customer contracts where the contractual performance obligations are not yet satisfied. Contract work in progress will be recognized as cost of sales when control of the related performance obligation is transferred to the customer. Fair value measurement of financial instruments A number of financial instruments are measured at fair value as of each reporting date after initial recognition. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest, by using quoted market rates, discounted cash flow analyses and other appropriate valuation models. The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All financial assets and liabilities for which fair values are being measured or disclosed in the consolidated financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole: Level 1—Quoted (unadjusted) market prices for exchange-traded products in active markets for identical assets or liabilities; Level 2—Valuation techniques for which significant inputs other than quoted prices are directly or indirectly observable; and Level 3—Valuation techniques for which significant inputs are unobservable. The Group categorizes assets and liabilities that are measured at fair value on a recurring basis into an appropriate level of the fair value hierarchy at the end of each reporting period. Classification and measurement of financial assets The Group has classified its financial assets that are debt instruments in the following three categories: financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, and financial assets measured at fair value through profit and loss. The Group has classified its financial assets that are equity instruments to financial assets measured at fair value through profit and loss. The selection of the appropriate category is made based on both the Group’s business model for managing the financial asset and on the contractual cash flow characteristics of the asset. NOKIA IN 2020 133 161

Notes to consolidated financial statements continued The Group’s business model for managing financial assets is defined on a portfolio level. The business model must be observable on a practical level by the way the business is managed. The cash flows of financial assets measured at amortized cost are solely payments of principal and interest. These assets are held within a business model that has an objective to hold assets to collect contractual cash flows. Financial assets measured at fair value through other comprehensive income have cash flows that are solely payments of principal and interest and these assets are held within a business model that has an objective that is achieved both by holding financial assets to collect contractual cash flows and selling financial assets. Financial assets measured at fair value through profit and loss are assets that do not fall in either of these two categories. In addition to the classification as described above, the accounting for financial assets is impacted if the financial asset is part of a hedging relationship (see below the section on Hedge accounting). All purchases and sales of financial assets are recorded on the trade date, that is, when the Group commits to purchase or sell the asset. A financial asset is derecognized when substantially all the risks and rewards related to the financial asset have been transferred to a third party that assumes control of the financial asset. Non-current financial investments Non-current financial investments include investments in unlisted private equity shares and unlisted venture funds. These equity and debt investments are classified as fair value through profit and loss and are initially recognized and subsequently remeasured at fair value. Fair value is estimated using a number of methods, including, but not limited to: quoted market rates; the current market value of similar instruments; prices established from a recent arm’s-length financing transaction of target companies; and analysis of market prospects and operating performance of target companies, taking into consideration public market comparable companies in similar industry sectors. The Group uses judgment in selecting the appropriate valuation methodology as well as underlying assumptions based on existing market practice and conditions. Fair value adjustments, foreign exchange gains and losses as well as realized gains and losses from the disposal of these investments are recognized within other operating income and expenses in the consolidated income statement. Weighted average method is used to determine the cost basis of the investments disposed. Other non-current financial assets Other non-current financial assets include restricted assets and other receivables, customer and vendor financing related loan receivables and certain other investments of a long-term nature. Restricted assets and other receivables include restricted bank deposits primarily related to employee benefits as well as other loan receivables. These assets are initially measured at fair value and in subsequent periods at amortized cost using the effective interest method. Interest calculated using the effective interest method as well as foreign exchange gains and losses are recognized in financial income and expenses in the consolidated income statement. For these assets, a loss allowance is calculated on a quarterly basis based on a review of collectability and available collateral, recorded as an adjustment to the carrying amount of the investment and recognized in other financial expenses in the consolidated income statement. Customer-and vendor-related loan receivables are managed in a portfolio with a business model of holding investments to collect principal and interest as well as selling investments. They are initially recognized and subsequently remeasured at fair value determined using the discounted cash flow method. The changes in fair value are recognized in fair value reserve in other comprehensive income. Interest calculated using the effective interest method as well as foreign exchange gains and losses are recognized in financial income and expenses in the consolidated income statement. Estimated credit loss is typically based on 12-month expected credit loss for existing loans and estimated additional draw-downs during that period; refer to Impairments section for further detail. Loss allowance is calculated on a quarterly basis based on a review of collectability and available collateral, and recorded in other financial expenses in the consolidated income statement reducing fair value loss recorded in other comprehensive income. In case a receivable is sold, the impact of expected credit loss is reversed, and the full gain or loss incurred for the sale is recorded in financial income and expenses in the consolidated income statement. The cash flows of other investments of a long-term nature do not fulfill the criteria of being solely payments of principal and interest. These investments are initially recognized and subsequently remeasured at fair value using quoted market rates, discounted cash flow models or other appropriate valuation methods as of the reporting date. Fair value adjustments, foreign exchange gains and losses as well as realized gains and losses from the disposal of these investments are mainly recognized within financial income and expenses in the consolidated income statement. Other current financial assets Other current financial assets include current part of other non-current financial assets and short-term loan receivables as well as derivative assets that are discussed separately in the Derivative financial instruments section below. Short-term loan receivables are initially measured at fair value and in subsequent periods measured at amortized cost using the effective interest method. Interest calculated using the effective interest method as well as foreign exchange gains and losses are recognized in financial income and expenses in the consolidated income statement. For these loans, a loss allowance is calculated on a quarterly basis based on a review of collectability and available collateral, recorded as an adjustment to the carrying amount of the investment and recognized in other financial expenses in the consolidated income statement. Trade receivables Trade receivables arise from contracts with customers and represent an unconditional right to receive the consideration and only the passage of time is required before the consideration is received. The Group sells trade receivables to various financial institutions without recourse in the normal course of business, in order to manage credit risk and working capital cycle, and the business model for managing trade receivables is holding receivables to collect contractual cash flows and selling receivables. Trade receivables are initially recognized and subsequently remeasured at fair value, determined using the discounted cash flow method. The changes in fair value are recognized in fair value reserve in other comprehensive income. The Group applies a simplified approach to recognizing a loss allowance on trade receivables and contract assets based on measurement of lifetime expected credit losses arising from trade receivables and contract assets without significant financing components. 134 NOKIA IN 2020 162

Financial statements Refer to Note 4, Use of estimates and critical accounting judgments, for disclosure of the use of estimates and critical accounting judgments necessary in the estimation of such loss allowances. Loss allowances on trade receivables and contract assets are recognized in other operating expenses in the consolidated income statement. If trade receivables are sold, the difference between the carrying amount derecognized and the consideration received is recognized in financial expenses in the consolidated income statement. Current financial investments The Group invests a portion of the corporate cash needed to cover the projected cash outflows of its ongoing business operations in highly liquid, interest-bearing investments. Current financial investments may include investments measured at amortized cost, investments measured at fair value through other comprehensive income and investments measured at fair value through profit and loss. Corporate cash investments in bank deposits used as collaterals for derivative transactions are initially measured at fair value and in subsequent periods measured at amortized cost using the effective interest method. Interest calculated using the effective interest method as well as foreign exchange gains and losses are recognized in financial income and expenses in the consolidated income statement. Corporate cash investments in bank deposits, as well as fixed income and money market securities with initial maturity or put feature longer than three months that have characteristics of solely payments of principal and interest and are not part of structured investments, are managed in a portfolio with a business model of holding investments to collect principal and interest as well as selling investments, and are classified as fair value through other comprehensive income. In this portfolio, investments are executed with the main purpose of collecting contractual cash flows and principal repayments. However, investments are sold from time to time for liquidity management and market risk mitigation purposes. The fair value of these investments is determined using quoted market rates, discounted cash flow models or other appropriate valuation methods as of the reporting date. The changes in fair value are recognized in fair value reserve in other comprehensive income. Interest calculated using the effective interest method, as well as foreign exchange gains and losses, are recognized in financial income and expenses in the consolidated income statement. When an investment is disposed of, the related accumulated fair value changes are derecognized from other comprehensive income and recognized in financial income and expenses in the consolidated income statement. The FIFO method is used to determine the cost basis of fixed income securities being disposed of. Due to the high credit quality of the Group’s investment portfolio, the estimated credit loss is normally based on 12-month expected credit loss. Loss allowance is calculated on a quarterly basis, recorded in other financial expenses in the consolidated income statement reducing fair value gains and losses recorded in other comprehensive income. Corporate cash investments may also include money market funds that do not qualify as cash equivalents, investments acquired for trading purposes, investment structures consisting of securities traded in combination with derivatives with complementing and typically offsetting risk factors and other investments that have cash flows not being solely payments of principal and interest. In this portfolio, investments are executed with the purpose of collecting contractual cash flows and principal repayments as well as for capital appreciation and can be sold at any time. These investments are initially recognized and subsequently remeasured at fair value determined using quoted market rates, discounted cash flow models or other appropriate valuation methods as of the reporting date. Fair value adjustments, foreign exchange gains and losses and realized gains and losses are recognized in financial income and expenses in the consolidated income statement. Cash and cash equivalents Cash and cash equivalents include cash at bank and in hand as well as highly liquid, fixed income and money market investments that are readily convertible to known amounts of cash with maturities at acquisition of three months or less, as well as bank deposits with maturities or contractual call periods at acquisition of three months or less. Due to the high credit quality and short-term nature of these investments, there is an insignificant risk of change in value. Investments in money market funds that have a risk profile consistent with the aforementioned criteria are also classified as cash equivalents. Investments that have cash flows that are solely payments of principal and interest are measured at amortized cost. All other investments are measured at fair value through profit and loss. Classification and measurement of financial liabilities The Group has classified its financial liabilities in the following categories: financial liabilities measured at amortized cost and financial liabilities measured at fair value through profit and loss. The Group classifies derivative liabilities as well as the conditional obligation related to Nokia Shanghai Bell at fair value through profit and loss and all other financial liabilities at amortized cost. All financial liabilities are initially recognized at fair value and, in case of borrowings and payables, net of transaction costs. Financial liabilities are derecognized when the related obligation is discharged or cancelled or expired. Additionally, a substantial modification of the terms of an existing financial liability is accounted for as a derecognition of the original financial liability and the recognition of a new financial liability. On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid is recognized in interest expenses in the consolidated income statement. Interest-bearing liabilities Long-term interest-bearing liabilities are measured at amortized cost using the effective interest method. Short-term interest-bearing liabilities, including the current part of long-term interest-bearing liabilities and collaterals for derivative transactions, are measured at amortized cost using the effective interest method. Transaction costs, interest calculated using the effective interest method as well as foreign exchange gains and losses are recognized in financial income and expenses in the consolidated income statement. NOKIA IN 2020 135 163

Notes to consolidated financial statements continued Other financial liabilities Other financial liabilities mainly include a conditional obligation to China Huaxin as part of the Nokia Shanghai Bell definitive agreements where China Huaxin obtained the right to fully transfer its ownership interest in Nokia Shanghai Bell to the Group in exchange for a future cash settlement. The financial liability related to the conditional obligation is measured based on the expected future cash settlement with any changes recorded in financial income and expenses in the consolidated income statement. Other financial liabilities also include derivative liabilities that are discussed separately in the Derivative financial instruments section below. Trade payables Trade payables are carried at invoiced amount, which is considered to be equal to the fair value due to the short-term nature of the Group’s trade payables. Impairments of financial assets excluding trade receivables and contract assets Impairment requirements apply to the recognition of a loss allowance for expected credit losses (ECL) on financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, financial guarantee contracts and loan commitments. The Group continuously assesses its financial instruments on a forward-looking basis and accounts for the changes in ECL on a quarterly basis using the following method: For other non-current financial assets, loans, loan commitments and financial guarantees extended to third parties, the ECL is calculated separately for each significant counterparty using the method described above, including the impact of any collateral arrangements or other credit enhancements to LGD. The estimate is based on 12-month ECL unless there has been a significant increase in credit risk for the specific counterparty since the initial recognition, in which case lifetime ECL is estimated. Breaches of contract, credit rating downgrades and other credit measures are typical indicators that the Group takes into consideration when assessing whether the credit risk on a financial instrument has increased significantly since initial recognition. The change in the amount of loss allowance for ECL is recognized as an impairment gain or loss in financial income and expenses in the consolidated income statement. For assets carried at amortized cost, the loss allowance is recorded as an adjustment to the carrying amount. For assets carried at fair value through other comprehensive income, the loss allowance is recorded as an adjustment in other comprehensive income instead of adjusting the carrying amount that has already been recorded at fair value. For financial guarantee contracts, the loss allowance is recognized as another liability in the statement of financial position. Derivative financial instruments All derivatives are recognized initially at fair value on the date a derivative contract is entered into and subsequently remeasured at fair value. The method of recognizing the resulting gain or loss varies according to whether the derivatives are designated and qualify under hedge accounting. The cash flows of a hedge are classified as cash flows from operating activities in the consolidated statement of cash flows in case the underlying hedged items relate to the Group’s operating activities. When a derivative contract is accounted for as a hedge of an identifiable position relating to financing or investing activities, the cash flows of the contract are classified in the same way as the cash flows of the position being hedged. Certain derivatives are hedging the foreign exchange risk of the Group’s cash position and their cash flows are included in foreign exchange adjustment in the consolidated statement of cash flows. Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss Foreign exchange forward contracts are valued at market-forward exchange rates. Changes in fair value are measured by comparing these rates with the original contract-forward rate. Currency options are valued as of each reporting date by using the Garman & Kohlhagen option valuation model. Changes in fair value are recognized in the consolidated income statement. Fair values of forward rate agreements, interest rate options, futures contracts and exchange-traded options are calculated based on quoted market rates as of each reporting date. The discounted cash flow method is used to value interest rate and cross-currency swaps. Changes in fair value are recognized in the consolidated income statement. ▪ ▪ ECL = PD x LGD x EAD Probability of Default (PD) is estimated separately for the centralized investment portfolio and non-centralized investments. The estimate is based on the credit rating profile of these investments as well as specific local circumstances as applicable, unless there are specific events that would indicate that the credit rating would not be an appropriate basis for estimating credit risk at the reporting date. For Loss Given Default (LGD), the recovery rate is also estimated separately for centralized investment portfolios and non-centralized investments and is based on the type of investment, specific local circumstances as applicable as well as related collateral arrangements, if any. Exposure at Default (EAD) is normally the nominal value of the investment or financial guarantee. For loan commitments, EAD is based on estimated draw-down amounts for the next 12 months. ▪ ▪ All the Group’s current investments at amortized cost and fair value through other comprehensive income are considered to have low credit risk, and the loss allowance recognized during the period is therefore limited to 12 months’ expected losses. Financial instruments that are rated as investment grade are considered to have low credit risk for the purposes of this assessment. 136 NOKIA IN 2020 164

Financial statements For derivatives not designated under hedge accounting but hedging identifiable forecast exposures such as anticipated foreign currency denominated sales and purchases, the gains and losses are recognized in other operating income or expenses in the consolidated income statement. The gains and losses on all other derivatives not designated under hedge accounting are recognized in financial income and expenses in the consolidated income statement. Embedded derivatives included in contracts are identified and monitored by the Group. For host contracts that are not financial assets containing embedded derivatives that are not closely related, the embedded derivatives are separated and measured at fair value as of each reporting date with changes in fair value recognized in financial income and expenses in the consolidated income statement. For host contracts that are financial assets containing embedded derivatives, the whole contract is measured at fair value as of each reporting date with changes in fair value recognized in financial income and expenses in the consolidated income statement. Hedge accounting The Group applies hedge accounting on certain foreign exchange forward contracts, options or option strategies, and interest rate derivatives. Qualifying options and option strategies have zero net premium, or a net premium paid. For option structures, the critical terms of the purchased and written options are the same and the notional amount of the written option component is not greater than that of the purchased option. In the fair valuation of foreign exchange forward contracts, the Group separates the spot element and the forward element including the impact of foreign currency basis spread and forward points, which is considered as the cost of hedging for foreign exchange forward contracts. In the fair valuation of foreign exchange option contracts, the Group separates the intrinsic value and time value, which is considered as the cost of hedging for foreign exchange option contracts. In the fair valuation of cross-currency swaps, the Group separates the foreign currency basis spread that is considered as the cost of hedging for cross-currency swaps. Cash flow hedges: hedging of forecast foreign currency denominated sales and purchases The Group applies cash flow hedge accounting primarily to forecast business foreign exchange exposure that arises from highly probable forecast operative business transactions. The risk management strategy is to hedge material net exposures (identified standard sales exposure minus identified standard costs exposure) by using foreign exchange forwards and foreign exchange options in a layered hedging style that follows defined hedge ratio ranges and hedge maturities in quarterly time buckets. The hedged item must be highly probable and present an exposure to variations in cash flows that could ultimately affect profit or loss. The Group only designates the spot element of the foreign exchange forward contract as the hedging instrument. Currency options, or option strategies, may also be used for cash flow hedging, in which case the intrinsic value of the option is designated as the hedging instrument. Hedge effectiveness is assessed at inception and quarterly during the hedge relationship to ensure that an economic relationship exists. As the Group only enters in hedge relationships where the critical terms match, the assessment of effectiveness is done on a qualitative basis. For qualifying foreign exchange forwards and foreign exchange options, the change in fair value that reflects the change in spot exchange rates on a discounted basis is recognized in hedging reserve in other comprehensive income. The changes in the forward element of the foreign exchange forwards and the time value of the options that relate to hedged items are deferred in the cost of hedging reserve in other comprehensive income and are subsequently accounted for in the same way as the spot element or intrinsic value. In each quarter, the Group evaluates whether the forecast sales and purchases are still expected to occur. If a portion of the hedged cash flow is no longer expected to occur, all related deferred gains or losses are derecognized from other comprehensive income and recognized in other operating income and expenses in the consolidated income statement as hedge accounting criteria is no longer met. If the hedged cash flow ceases to be highly probable, but is still expected to occur, accumulated gains and losses remain in other comprehensive income until the hedged cash flow affects profit or loss. The Group’s risk management objective is to hedge forecast cash flows until the related revenue has been recognized. Each hedge relationship is discontinued during the quarter when the hedge matures, which is also the quarter that it has been designated to hedge. At this point, the accumulated profit or loss of cash flow hedges is recycled to other operating income and expenses in the consolidated income statement. In case the forecast amount of revenue is not recognized during a quarter, the full accumulated profit or loss of cash flow hedges designated for said quarter is still recycled and the portion related to forecast revenue that was not recognized is disclosed as hedge ineffectiveness. As cash flow hedges primarily mature in the same quarter as the hedged item, there is no significant ineffectiveness resulting from time value of money. The Group will validate the magnitude of the impact of discounting related to the amount of profit or loss recognized in other comprehensive income on a quarterly basis. The Group has also entered into foreign exchange forwards in relation to forecast sales and purchases that do not qualify as highly probable forecast transactions and hence do not satisfy the requirements for hedge accounting. For these foreign exchange forwards, the gains and losses are recognized in other operating income and expenses in the consolidated income statement. NOKIA IN 2020 137 165

Notes to consolidated financial statements continued Cash flow hedges: hedging of future interest cash flows The Group also applies cash flow hedging to future interest cash flows in foreign currency related to issued bonds. These future interest cash flows are hedged with cross-currency swaps that have been designated partly as fair value hedges and partly as cash flow hedges with the risk related to the risk-free portion of interest cash flows being hedged under fair value hedge accounting and the company-specific credit spread portion being hedged under cash flow hedge accounting. The accumulated profit or loss for the part of these cross-currency swaps designated as cash flow hedges is initially recorded in hedging reserve and recycled to profit or loss at the time when the related interest cash flows are settled. The Group separates the foreign currency basis spread from cross-currency swaps and excludes it from the hedge relationship as cost of hedging that is initially recognized and subsequently measured at fair value and recorded in cost of hedging reserve in other comprehensive income. Fair value hedges: hedging of foreign exchange exposure In certain cases, mainly related to long-term construction projects, the Group applies fair value hedge accounting for foreign exchange risk with the objective to reduce the exposure to fluctuations in the fair value of firm commitments due to changes in foreign exchange rates. Changes in the fair value of both spot and forward elements of the derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of the hedged firm commitments attributable to the hedged risk, are recorded in financial income and expenses in the consolidated income statement. Fair value hedges: hedging of interest rate exposure The Group applies fair value hedge accounting to reduce exposure to fair value fluctuations of interest-bearing liabilities due to changes in interest rates and foreign exchange rates. The Group uses interest rate swaps and cross-currency swaps aligned with the hedged items to hedge interest rate risk and associated foreign exchange risk. The Group has entered into long-term borrowings mainly at fixed rate and swapped a portion of them into floating rates in line with a defined target interest profile. The Group aims to mitigate the adverse impacts from interest rate fluctuations by continuously managing net interest exposure resulting from financial assets and liabilities by setting appropriate risk management benchmarks and risk limits. The hedged item is identified as a proportion of the outstanding loans up to the notional amount of the swaps as appropriate to achieve the risk management objective. The Group enters into interest rate swaps that have similar critical terms as the hedged item, such as reference rate, reset dates, payment dates, maturities and notional amount and hence the Group expects that there will be no significant ineffectiveness. The Group has not entered into interest rate swaps where it would be paying fixed rate. The Group’s borrowings are carried at amortized cost. Changes in the fair value of derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of hedged liabilities attributable to the hedged risk, are recorded in financial income and expenses in the consolidated income statement. The Group separates the foreign currency basis spread from cross-currency swaps and excludes it from the hedged risk as cost of hedging that is initially recognized and subsequently measured at fair value and recorded in cost of hedging reserve in other comprehensive income. If a hedge relationship no longer meets the criteria for hedge accounting, hedge accounting ceases, cost of hedging recorded in cost of hedging reserve is immediately expensed and any fair value adjustments made to the carrying amount of the hedged item while the hedge was effective are recognized in financial income and expenses in the consolidated income statement based on the effective interest method. Hedges of net investments in foreign operations The Group applies hedge accounting for its foreign currency hedging of selected net investments. Hedged item can be an amount of net assets equal to or less than the carrying amount of the net assets of the foreign operation in the Group consolidated financial statements. The risk management strategy is to protect the euro counter value of the portion of this exposure expected to materialize as non-euro cash repatriation in the foreseeable future. The Group only designates the spot element of the foreign exchange forward contract as the hedging instrument. Currency options, or option strategies, may also be used for net investment hedging, in which case the intrinsic value of the option is designated as the hedging instrument. Hedge effectiveness is assessed at inception and quarterly during the hedge relationship to ensure that an economic relationship exists. As the Group only enters in hedge relationships where the critical terms match, the assessment of effectiveness is done on a qualitative basis with no significant ineffectiveness expected. For qualifying foreign exchange forwards, foreign exchange options and option strategies, the change in fair value that reflects the change in spot exchange rates is recognized in translation differences within consolidated shareholders’ equity. The changes in the forward element of foreign exchange forwards as well as the changes in the time value of options (collectively known as the “cost of hedging”) is recognized in cost of hedging reserve in other comprehensive income. The cost of hedging at the date of designation of the foreign exchange forward or option contract as a hedging instrument is amortized to financial income and expenses in the consolidated income statement over the duration of the contract. Hence, in each reporting period, the change in fair value of forward element of the foreign exchange forward contract or the time value of the option contract is recorded in cost of hedging reserve, while the amortization amount is reclassified from cost of hedging reserve to profit or loss. Accumulated changes in fair value from qualifying hedges are derecognized from translation differences within consolidated shareholders’ equity on the disposal of all or part of a foreign subsidiary by sale, liquidation, repayment of share capital or abandonment. The cumulative amount or proportionate share of changes in the fair value of qualifying hedges deferred in translation differences is recognized as income or expense on disposal. 138 NOKIA IN 2020 166

Financial statements Provisions Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. When the Group expects a provision to be reimbursed, the reimbursement is recognized as an asset only when the reimbursement is virtually certain. The Group assesses the adequacy of its existing provisions and adjusts the amounts as necessary based on actual experience and changes in facts and circumstances as of each reporting date. For descriptions of different classes of provisions, refer to Note 29, Provisions. Contingent liabilities The Group discloses ongoing legal matters that relate to possible obligations whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. These matters are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable so as to recognize a provision. Treasury shares The Group recognizes its own equity instruments that are acquired (treasury shares) as a reduction of equity at cost of acquisition. When cancelled or reissued, the acquisition cost of treasury shares is recognized in retained earnings or other distributable reserves of the equity. Dividends Until 2018, dividends proposed by the Board of Directors were recognized in the consolidated financial statements when they were approved by the shareholders at the Annual General Meeting. From 2019 onwards, and applicable for the first time for distribution of funds for 2018, dividends and capital repayments are recognized in the consolidated financial statements when the Board of Directors has approved the quarterly payment in accordance with the authorization granted by Annual General Meeting. 4. Use of estimates and critical accounting judgments The preparation of financial statements requires use of management judgment in electing and applying accounting policies as well as making estimates and assumptions about the future. These judgments, estimates and assumptions may have a significant effect on the amounts recognized in the financial statements. The estimates and assumptions used in determining the carrying amounts of assets and liabilities are based on historical experience, expected outcomes and various other factors that were available when these consolidated financial statements were prepared, and they are believed to be reasonable under the circumstances. The estimates and assumptions are reviewed continually and revised if changes in circumstances occur, or as a result of new information or more experience. As estimates and assumptions inherently contain a varying degree of uncertainty, actual outcomes may differ resulting in adjustments to the carrying amounts of assets and liabilities in the subsequent periods. The accounting matters presented in this note are determined to involve the most difficult, subjective or complex judgments, or are considered as key sources of estimation uncertainty. COVID-19 In 2020, the global economy and financial markets have been severely affected by the COVID-19 pandemic. While the direct impact of COVID-19 on the Group’s financial performance and financial position has been primarily related to temporary factory closures in the first half of the year, the uncertainty related to the duration of the pandemic and the pace and shape of the economic recovery that follows has made it even more challenging to make estimates and assumptions about the future, increasing the risks that the actual results will differ significantly from those estimated. As always, the estimates and assumptions used in determining the carrying amounts of assets and liabilities as of the reporting date reflect the best and latest information available at the time and are considered reasonable under the circumstances. Due to the high market volatility experienced particularly in the first half of the year as a result of the impact of COVID-19, the Group has throughout the year closely monitored the valuation of those assets where the measurement is to a large extent based on unobservable inputs, such as venture fund investments and certain pension assets, and has concluded the valuation of these assets as of December 31, 2020, is appropriate. In addition, the Group considered the impact of COVID-19 in its annual goodwill impairment test and the assessment of recoverability of its deferred tax assets, and while it recorded an impairment loss on goodwill related to Fixed Networks operating segment and derecognized its deferred tax assets related to Finland, the reasons for both of these events were considered unrelated to the current COVID-19 situation. For more information on deferred tax assets and goodwill impairment test, refer to Note 12, Income taxes, and Note 17, Impairment, respectively. 3. New and amended standards and interpretations On January 1, 2020, the Group adopted the following amendments to the accounting standards issued by the IASB and endorsed by the EU with no material impact on the Group’s consolidated financial statements: ▪ ▪ Amendments to IFRS 3, Definition of a Business; Amendments to IFRS 7, IFRS 9 and IAS 39, Interest Rate Benchmark Reform; Amendments to IAS 1 and IAS 8, Definition of Material; and Amendments to References to the Conceptual Framework in IFRS Standards. ▪ ▪ The Group has not early adopted any new and amended standards and interpretations that have been issued but are not yet effective. The new and amended standards and interpretations issued by the IASB that are effective in future periods are not expected to have a material impact on the consolidated financial statements of the Group when adopted. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective and are endorsed by the EU. NOKIA IN 2020 139 167

Notes to consolidated financial statements continued Revenue recognition Critical accounting judgment Accounting for contract modifications A significant part of the Group’s business is conducted under framework agreements with no fixed commitment on the overall project scope. The accounting treatment of subsequent purchase commitments received from the customer in the form of new purchase orders is a critical judgment. Subsequent purchase orders may be deemed either to represent separate contracts or to represent a modification of the existing contract, which requires combination with the original contract for accounting purposes. The decision whether to segregate or combine subsequent purchase orders can have a direct impact on the amount of revenue recognized in a given period for arrangements with multiple performance obligations including material rights as the transaction price is allocated to the performance obligations identified within the contract. Determining and allocating the transaction price The Group enters into complex customer arrangements, some of which are non-committed framework agreements that contain complex discounting structures as well as customer pricing that varies depending on the different needs of each customer. The appropriate identification and allocation of discounts and other forms of variable consideration as well as determination of the standalone selling price of each performance obligation are critical judgments that have a direct impact on the timing and amount of revenue recognized. The determination of standalone selling prices of existing performance obligations and of unexercised customer options to purchase additional goods or services will also impact the Group’s determination whether a non-committed part of the contract contains material rights that must be accounted for within the context of the contract. Identified material rights are accounted for as a performance obligation within the contract and the Group will allocate part of the transaction price to it with the relative standalone selling price method. Identifying distinct performance obligations and determining when the performance obligation is satisfied The Group regularly enters into agreements with customers comprising multiple performance obligations, which include a variety of products, services and software that the Group offers. The identification of distinct performance obligations within these types of arrangements is considered a critical judgment as inappropriate identification of performance obligations could lead to the recognition of revenue in an incorrect period or for an inaccurate amount. Pension and other post-employment benefit obligations and expenses Key source of estimation uncertainty The determination of pension and other post-employment benefit obligations and expenses for defined benefit plans is dependent on a number of estimates and assumptions, including the discount rate, future mortality rate, annual rate of increase in future compensation levels, and healthcare costs trend rates and usage of services in the United States where the majority of our post-employment healthcare plans are maintained. Changes in assumptions and actuarial estimates may materially affect the benefit obligation, future expense and future cash flow. Based on these estimates and assumptions, as of December 31, 2020, defined benefit obligations amount to EUR 23 501 million (EUR 24 780 million in 2019) and the fair value of plan assets amounts to EUR 25 688 million (EUR 26 297 million in 2019). Critical accounting judgment Where a surplus on a defined benefit scheme arises, the Group analyzes the recoverability of the surplus through either a refund or through reduction of future contributions in determining whether it is necessary to restrict the amount of the surplus that is recognized. The Group has two plans in the US, one plan in the UK and one in Belgium with material surplus positions with a combined surplus of EUR 6 147 million as of December 31, 2020 (EUR 5 794 million in 2019). The Group has made the judgment that limits to recoverability at the reporting date apply to one of the plans in the US and all other surpluses meet the requirements of recoverability. For the US plan where recoverability has been determined to be limited, the resulting asset ceiling limitation is recorded at EUR 1 125 million as of December 31, 2020 (EUR 975 million in 2019). Refer to Note 27, Pensions and other post-employment benefits. Income taxes Critical accounting judgment The Group uses judgment in determining the extent to which deferred tax assets can be recognized. The recognition of deferred tax assets is based on the assessment of whether it is probable that sufficient taxable profit will be available in the future to utilize the deductible temporary differences, unused tax losses and unused tax credits before the unused tax losses and unused tax credits expire. This assessment requires estimates of the future financial performance of a particular legal entity or a tax group that has recognized the deferred tax asset. A significant portion of the Group's recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in the United States which amounted of EUR 753 million as of December 31, 2020 (EUR 1 076 million in 2019). In addition, as of December 31, 2020, the Group has EUR 33 620 million (EUR 20 426 million in 2019) of temporary differences, tax losses carry forward and tax credits for which no deferred tax assets are recognized due to uncertainty of utilization. The majority of these unrecognized deferred tax assets relate to France and Finland. Refer to Note 12, Income taxes, for further details on income taxes. Leases Critical accounting judgment The Group uses judgment when it evaluates the lease term. Many of the Group’s more significant leasehold properties include options to extend the lease term or to terminate the lease prior to the expiration of the lease. These options provide the Group with the financial flexibility needed to align its global portfolio of commercial and industrial real estate properties to meet the changing occupancy needs of its various businesses. This financial flexibility is reflected in the measurement of the right-of-use assets and lease liabilities that the Group records for its leasehold properties to the extent that management concludes that any lease extension options are not reasonably certain to be exercised. In its assessment whether lease extension and termination options are reasonably certain to be exercised, management applies judgment, considering all relevant factors that create an economic incentive for the Group to exercise either option. The Group determines that extension of the lease term beyond the non-cancellable lease term is reasonably certain when the leased property is significantly customized or specialized for the Group’s specific use, the Group has made significant leasehold improvements that it seeks to recover over the lease term, or lease payments in the optional renewal or break period are significantly lower than the expected future market rent levels. 140 NOKIA IN 2020 168

Financial statements After the commencement date of the lease, the Group reassesses the lease term only if there is a significant event or change in circumstances that is within its control and affects its ability to exercise or not to exercise the option. As of December 31, 2020, the Group has potential (undiscounted) future lease payments of EUR 468 million (EUR 560 million in 2019) relating to extension options not expected to be exercised and EUR 51 million (EUR 79 million in 2019) relating to termination options expected to be exercised that are not included in the lease liability. Refer to Note 16, Leases, for further details on leases. Goodwill recoverability Key source of estimation uncertainty The recoverable amounts of the groups of CGUs are based on fair value less costs of disposal that is determined using a level 3 fair value measurement based on a discounted cash flow calculation. The cash flow projections used in calculating the recoverable amounts are based on financial plans approved by management covering an explicit forecast period of three years. Seven additional years of cash flow projections subsequent to the explicit forecast period reflect a gradual progression towards the steady state cash flow projections modeled in the terminal year. Estimation and judgment are required in determining the components of the recoverable amount calculation, including among others the discount rates, the terminal growth rates and the operating profits in the terminal year. The discount rates reflect current assessments of the time value of money and relevant market risk premiums reflecting risks and uncertainties for which the future cash flow estimates have not been adjusted. The terminal growth rate assumptions reflect long-term average growth rates for the industry and economies in which the groups of CGUs operate. In 2020, the Group has considered the effects of the ongoing COVID-19 pandemic when estimating future cash flows, revenue growth rates, gross margins and operating margins and these considerations have been reflected in the goodwill impairment test performed. The Group conducted the goodwill impairment test based on a long-range plan prepared in the fourth quarter of 2020 and concluded that the carrying amount exceeded the recoverable amount for its Fixed Networks group of CGUs. As a result, the Group recorded a non-cash impairment charge of EUR 200 million to reduce the goodwill within its Fixed Networks operating segment. Taken in isolation, either of the following changes would cause a further material goodwill impairment in the Fixed Networks operating segment: ▪ increase in discount rate from 7.4% to 8.4% ▪ reduction in the operating profit in the terminal year by EUR 25 million A reasonably possible change in the key assumptions used in the valuation of all other groups of CGUs would not lead to an impairment. Refer to Note 14, Intangible assets and Note 17, Impairment. Fair value of level 3 financial assets Key source of estimation uncertainty Fair values for level 3 financial assets are determined with valuation techniques using material inputs that are not observable from transactions on active market requiring estimation and judgment both in selecting an appropriate valuation technique as well as in defining appropriate underlying assumptions. For unlisted venture funds and unlisted shares, the fair value is based on a number of factors including, but not limited to, the current market value of similar instruments; prices established from recent arm’s-length transactions; and/or analysis of market prospects and operating performance of target companies with reference to public market comparable companies in similar industry sectors. Changes in these estimates could result in losses in future periods. Based on these estimates and assumptions, the fair value of level 3 financial assets is EUR 727 million (EUR 746 million in 2019), representing 7% of total financial assets measured at fair value on a recurring basis (9% in 2019). Refer to Note 24, Fair value of financial instruments. Provisions and legal contingencies Key source of estimation uncertainty Estimation is required in determining the value of the obligation. The amount recognized as a provision is based on the best estimate of unavoidable costs required to settle the obligation at the end of the reporting period. When estimating the value, management may be required to consider a range of possible outcomes and their associated probabilities, risks and uncertainties surrounding the events and circumstances as well as making assumptions of the timing of payment. Changes in estimates of timing or amounts of costs required to settle the obligation may become necessary as time passes and/or more accurate information becomes available. While the use of estimates and assumptions by management as a whole may lead to material adjustments to the aggregate balance of provisions, no individual provision estimate on its own is expected to require a material adjustment to the overall carrying amount. Based on these estimates and assumptions, provisions amount to EUR 1 532 million as of December 31, 2020 (EUR 1 209 million in 2019). Critical accounting judgment The Group recognizes a provision when it has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount can be made. At times, management judgment is required in determining whether it is probable that an outflow of economic benefits will be required to settle the obligation. The Group is regularly subject to various legal proceedings and investigations covering a wide range of matters. Management judgment is required in assessing the probability of different outcomes and a provision is recognized when an unfavorable outcome is deemed probable and the related obligation can be reasonably estimated. Refer to Note 29, Provisions and Note 30, Commitments, contingencies and legal proceedings. NOKIA IN 2020 141 169

Notes to consolidated financial statements continued Segment descriptions Networks Networks comprises Mobile Networks, Global Services, Fixed Networks and IP/Optical Networks operating segments. The Mobile Networks operating segment focuses on mobile radio including macro radio, small cells and cloud-native radio solutions for communication service providers and enterprises. The Global Services operating segment provides a wide range of professional services with multi-vendor capabilities, covering network planning and optimization, network implementation, systems integration as well as company-wide managed services. The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer. The IP/Optical Networks operating segment provides IP routing and optical transport systems, each with its own software and services to build high-capacity network infrastructure for the internet and global connectivity. Nokia Software The Nokia Software operating segment offers the cloud core software portfolio in addition to software applications spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience. Nokia Technologies The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the patent portfolio is recorded in Nokia Technologies, while each reportable segment separately records its own research and development expenses. Group Common and Other Group Common and Other includes Alcatel-Lucent Submarine Networks and Radio Frequency Systems, both of which are managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses. 5. Segment information The Group has three reportable segments for financial reporting purposes: (1) Networks, (2) Nokia Software and (3) Nokia Technologies. Segment-level information for Group Common and Other is also presented. Networks reportable segment consists of four aggregated operating segments: (1) Mobile Networks, (2) Global Services, (3) Fixed Networks and (4) IP/Optical Networks. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment. In addition, the Group provides net sales disclosure for the following businesses within the Networks reportable segment: (i) Mobile Access (comprises Mobile Networks and Global Services operating segments), (ii) Fixed Access (comprises Fixed Networks operating segment), (iii) IP Routing (comprises part of IP/Optical Networks operating segment) and (iv) Optical Networks (comprises part of IP/Optical Networks operating segment). The President and CEO is the chief operating decision-maker and monitors the operating results of operating and reportable segments for the purpose of assessing performance and making decisions about resource allocation. Key financial performance measures of the segments include primarily net sales and segment operating profit. The evaluation of segment performance and allocation of resources is based on segment operating profit(1). Accounting policies of the segments are the same as those described in Note 2, Significant accounting policies. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Certain costs and revenue adjustments are not allocated to the segments(1). (1) Segment results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items. 142 NOKIA IN 2020 170

Financial statements Segment information Nokia Software Nokia Technologies Group Common and Other Segment total Unallocated items(2) EURm Networks(1) Eliminations Total 2019 Net sales to external customers Net sales to other segments Depreciation and amortization Operating profit/(loss) Share of results of associated companies and joint ventures 18 207 2 (566) 665 2 767 – (85) 589 1 473 14 (31) 1 239 897 55 (54) (490) – (71) – – 23 344 – (736) 2 003 (29) – (924) (1 518) 23 315 – (1 660) 485 12 – – – – 12 – 12 2018 Net sales to external customers Net sales to other segments Depreciation and amortization Operating profit/(loss) Share of results of associated companies and joint ventures 17 403 1 (383) 773 2 713 – (65) 450 1 486 15 (21) 1 203 978 47 (46) (246) – (63) – – 22 580 – (515) 2 180 (17) – (940) (2 239) 22 563 – (1 455) (59) 12 – – – – 12 – 12 (1) Includes Mobile Access net sales of EUR 10 630 million (EUR 11 655 million in 2019 and EUR 11 273 million in 2018), Fixed Access net sales of EUR 1 759 million (EUR 1 881 million in 2019 and EUR 1 980 million in 2018), IP Routing net sales of EUR 2 768 million (EUR 2 921 million in 2019 and EUR 2 545 million in 2018) and Optical Networks net sales of EUR 1 695 million (EUR 1 752 million in 2019 and EUR 1 606 million in 2018). (2) Comprises costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items. Reconciliation of total segment operating profit to total operating profit/(loss) EURm 2020 2019 2018 NOKIA IN 2020 143 171 Total segment operating profit Restructuring and associated charges Amortization and depreciation of acquired intangible assets and property, plant and equipment Impairment of assets, net of impairment reversals Gain on defined benefit plan amendment Transaction and related costs, including integration costs Release of acquisition-related fair value adjustments to deferred revenue and inventory Divestment of businesses Product portfolio strategy costs Operating model integration Fair value changes of legacy IPR fund Other 2 081 2 003 2 180 (502)(321) (924)(940) (29)(48) 168 – (48)(220) (6)(16) (2)(39) (163) (583) (12)– –(57) –(15) (651) (407) (241) 90 11 (2) (2) – – – 6 Total operating profit/(loss) 885 485 (59) Continuing operations 2020 Net sales to external customers Net sales to other segments Depreciation and amortization Goodwill impairment Operating profit/(loss) Share of results of associated companies and joint ventures 16 847 2 656 1 388 963 –21 854 (2) 21 852 5 –14 19 (38)–– – (557)(81)(32)(55)–(725)(407) (1 132) ––––––(200) (200) 935 507 1 164 (525)–2 081 (1 196) 25 –1 (4)–22 – 885 22

Notes to consolidated financial statements continued Information by geographies Net sales to external customers and non-current assets by country Net sales(1) Non-current assets(2) 2020 2019 2018 2020 2019 EURm (1) Net sales to external customers by country are based on the location of the customer. (2) Consists of goodwill and other intangible assets, property, plant and equipment and right-of-use assets. (3) All Nokia Technologies IPR and licensing net sales are allocated to Finland. No single customer represents 10% or more of revenues. 6. Discontinued operations Discontinued operations include the continuing financial effects of the HERE business and the D&S business. The Group sold its HERE digital mapping and location services business to a German automotive industry consortium comprised of AUDI AG, BMW Group and Daimler AG in a transaction that was completed on December 4, 2015. The Group sold substantially all of its Devices & Services business to Microsoft in a transaction that was completed on April 25, 2014. The timing and amount of financial effects are largely dependent upon external factors such as final outcomes of uncertain tax positions. Results of discontinued operations EURm 2020 2019 2018 (1) In 2018, the results of discontinued operations mostly relate to a resolution reached in the tax dispute concerning the applicability of withholding tax in respect of payments by Nokia India Private Limited to Nokia Corporation for the supply of operating software in D&S business as well as a release of uncertain tax positions related to HERE business. (2) In 2019, an addition of EUR 7 million to and a deduction of EUR 1 million from gain on the sale were recognized related to D&S business and HERE business, respectively, due to tax indemnification. Cash flows from discontinued operations EURm 2020 2019 2018 144 NOKIA IN 2020 172 Net cash from operating activities Net cash from investing activities 6 (7)(33) 9 10 7 Net cash flow for the period 13 2 (23) Net sales Cost of sales – –– –– – Gross profit Research and development expenses Selling, general and administrative expenses Other operating income and expenses – – – – – (6) (9) (1) 17 – (2) 2 Operating profit/(loss) Financial income and expenses – (7)8 (5)81 (4) (Loss)/profit before tax Income tax benefit/(expense) (4) (12)89 (1)125 1 (Loss)/profit for the year, ordinary activities(1) (3) (13)214 Gain on the sale, net of tax(2) – 6 – (Loss)/profit for the year (3) (7)214 Finland(3) United States France India China Other 1 480 1 552 1 556 6 609 6 204 1 229 1 179 1 348 1 629 1 506 1 754 11 071 10 241 1 382 1 477 5 505 1 997 178 400 1 167 6 751 4 843 1 444 1 857 944 170 906 346 10 327 1 017 Total 21 852 23 315 22 563 9 615 10 724

Financial statements 7. Revenue recognition Management has determined that the Group’s geographic areas depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Group’s primary customer base consists of companies that operate on a country-specific or a regional basis. Although the Group’s technology cycle is similar around the world, different countries and regions are inherently in a different stage of that cycle, often influenced by macroeconomic conditions specific to those countries and regions. Each reportable segment, as described in Note 5, Segment information, consists of customers that operate in all geographic areas. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe. Net sales to external customers by region(1) EURm 2020 2019 2018 (1) Net sales to external customers by region are based on the location of the customer. Contract assets and contract liabilities Contract asset balances decrease upon reclassification to trade receivables when the Group’s right to payment becomes unconditional. Contract liability balances decrease when the Group satisfies the related performance obligations and revenue is recognized. There were no material cumulative adjustments to revenue recognized arising from changes in transaction prices, changes in measures of progress or changes in estimated variable consideration. During the year, the Group recognized EUR 2.1 billion (EUR 1.9 billion in 2019) of revenue that was included in the current contract liability balance at the beginning of the period. Order backlog As of December 31, 2020, the aggregate amount of the transaction price allocated to partially or wholly unsatisfied performance obligations arising from fixed contractual commitments amounted to EUR 16.6 billion (EUR 18.8 billion in 2019). Management has estimated that these unsatisfied performance obligations will be recognized as revenue as follows: 2020 2019 The estimated timing of the satisfaction of these performance obligations is subject to change owing to factors beyond the Group’s control such as customer and network demand, market conditions and, in some cases, restrictions imposed by the weather or other factors impacting project logistics. Revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods (for example, due to changes in transaction price) was not material. Completed Contracts In April 2014, the Group entered into an agreement to license certain technology patents and patent applications owned by the Group on the effective date of that agreement, on a non-exclusive basis, to a licensee, for a period of 10 years (the “License Agreement”). Contemporaneously and under the terms of the License Agreement, the Group issued to the licensee an option to extend the technology patent license for the remaining life of the licensed patents. The Group received all cash consideration due for the sale of the 10-year license and option upon closing of the License Agreement. Management has determined that, upon transition to IFRS 15, Revenue from Contracts with Customers, the License Agreement is a completed contract. As such, in accordance with the transition requirements of the standard, the Group continues to apply its prior revenue accounting policies, based on IAS 18, Revenue, and related interpretations, to the License Agreement. Under those policies, the Group is recognizing revenue over the term of the License Agreement. As of December 31, 2020, the balance of deferred revenue related to the License Agreement of EUR 515 million (EUR 670 million in 2019), recognized in deferred revenue in the consolidated statement of financial position, is expected to be recognized as revenue through 2024. NOKIA IN 2020 145 173 Within 1 year 2-3 years More than 3 years 68% 69% 27% 4% 31% 1% Total 100% 100% Asia Pacific Europe Greater China Latin America Middle East & Africa North America 3 847 4 556 4 081 6 620 6 489 1 843 2 165 1 472 1 380 1 876 1 874 6 948 6 574 6 620 1 376 995 1 893 7 121 Total 21 852 23 315 22 563

Notes to consolidated financial statements continued 8. Expenses by nature EURm 2020 2019 2018 (1) The comparative amounts for 2019 and 2018 have been adjusted to reflect a revised amount of restructuring expenses. Refer to Note 9, Personnel expenses. (2) In 2020, the Group reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative amounts for 2019 and 2018 have been recast accordingly. Refer to Note 2, Significant accounting policies. Operating expenses include government grant income and R&D tax credits of EUR 98 million (EUR 83 million in 2019 and EUR 124 million in 2018) most of which have been recognized in the consolidated income statement as a deduction against research and development expenses. Restructuring charges by function(1) EURm 2020 2019 2018 (1) Restructuring charges include defined benefit plan curtailment income and expenses. 9. Personnel expenses EURm 2020 2019 2018 (1) The comparative amounts for salaries and wages and social security expenses have been adjusted by EUR 141 million and EUR 28 million, respectively, in 2019, and by EUR 161 million and EUR 33 million, respectively, in 2018, to reflect a revised amount of restructuring expenses. (2) Includes termination benefits. (3) Presented net of related social costs, refer to Note 26, Share-based payments. Includes EUR 76 million (EUR 77 million in 2019 and EUR 62 million in 2018) for equity-settled awards. (4) Includes net gain on pension plan amendments, curtailments and settlements of EUR 58 million (EUR 131 million net gain in 2019 and net loss of EUR 52 million in 2018). The average number of employees is 92 039 (98 322 in 2019 and 103 083 in 2018). 146 NOKIA IN 2020 174 Continuing operations Salaries and wages(1)(2) Share-based payment expense(3) Pension and other post-employment benefit expense, net(4) Social security costs(1) 6 094 6 517 77 62 242 465 947 985 6 055 76 362 817 Total 7 310 7 360 8 029 Cost of sales Research and development expenses Selling, general and administrative expenses 245 227 115 105 119 117 77 189 67 Total restructuring charges 501 449 311 Continuing operations Personnel expenses(1) Cost of material Project subcontracting and other customer contract expenses Depreciation and amortization IT services Impairment charges Other 7 360 8 029 8 148 7 544 4 003 3 782 1 660 1 455 362 491 38 55 1 496 1 533 7 310 6 016 4 887 1 132 343 241 1 188 Total operating expenses(2) 21 117 23 067 22 889

Financial statements 10. Other operating income and expenses EURm 2020 2019 2018 (1) In 2020, the Group reclassified certain items of income and expenses from other operating income and expenses to the functions. The comparative amounts for 2019 and 2018 have been recast accordingly. Refer to Note 2, Significant accounting policies. 11. Financial income and expenses EURm 2020 2019 2018 (1) In 2020, includes income of EUR 79 million (EUR 64 million in 2019) due to a change in the fair value of the financial liability related to Nokia Shanghai Bell, refer to Note 33, Significant partly-owned subsidiaries. (2) In 2020, includes an interest expense of EUR 31 million (EUR 94 million in 2019 and EUR 66 million in 2018) related to the sale of receivables. (3) Interest expense on lease liabilities is presented in financial income and expenses as a result of the adoption of IFRS 16, Leases, in the beginning of 2019. (4) In 2020, includes an increase in loss allowance of EUR 58 million related to loans extended to an emerging market customer. Refer to Note 37, Subsequent events. (5) In 2019, includes an impairment of EUR 64 million related to a loan extended to certain emerging market customer recognized upon contract exit. NOKIA IN 2020 147 175 Continuing operations Financial income Interest income on financial investments Interest income on financing components of other contracts Other financial income(1) 31 39 42 37 92 9 21 38 97 Total 156 165 85 Financial expenses Interest expense on interest-bearing liabilities Interest expense on financing components of other contracts(2) Interest expense on lease liabilities(3) Net interest expense on defined benefit plans Net fair value losses on investments at fair value through profit and loss Net fair value losses on hedged items under fair value hedge accounting Net fair value gains on hedging instruments under fair value hedge accounting Net foreign exchange losses Other financial expenses(4)(5) (99)(105) (172)(162) (28) – (9)(15) (2)(1) (133)(7) 141 9 (106)(100) (98)(17) (127) (83) (25) – – (122) 118 (8) (73) Total (320) (506) (398) Continuing operations Other operating income(1) Gains from unlisted venture funds Foreign exchange gain on hedging forecasted sales and purchases, net Profit on sale of property, plant and equipment Subsidies and government grants Change in the loss allowance and impairment losses on trade receivables, net Other 87 162 –– 18 21 8 8 28 – 96 76 80 5 3 3 – 59 Total 150 237 267 Other operating expenses(1) Goodwill impairment Change in the loss allowance and impairment losses on trade receivables, net Losses and expenses related to unlisted venture funds Retirements and loss on sale of property, plant and equipment Changes in provisions Foreign exchange loss on hedging forecasted sales and purchases, net Other –– – (45) (36) (118) (27) (52) (47) (13) (88) (27) (67) (57) (200) (171) (19) (10) (5) – (68) Total (473) (265) (312)

Notes to consolidated financial statements continued 12. Income taxes Components of the income tax expense EURm 2020 2019 2018 Income tax reconciliation Reconciliation of the difference between income tax computed at the statutory rate in Finland of 20% and income tax recognized in the consolidated income statement: EURm 2020 2019 2018 (1) In 2020, includes a derecognition of deferred tax assets related to Finland and in 2018 relates primarily to foreign withholding tax credits in Finland. Income tax liabilities and assets include a net EUR 149 million liability (EUR 154 million in 2019) relating to uncertain tax positions with inherently uncertain timing of cash outflows. Prior period income tax returns for certain Group companies are under examination by local tax authorities. The Group has ongoing tax investigations in various jurisdictions, including the United States, Canada, India, Brazil and South Korea. The Group’s business and investments, especially in emerging market countries, may be subject to uncertainties, including unfavorable or unpredictable tax treatment. Management judgment and a degree of estimation are required in determining the tax expense or benefit. Even though management does not expect that any significant additional taxes in excess of those already provided for will arise as a result of these examinations, the outcome or actual cost of settlement may vary materially from estimates. Deferred tax assets and liabilities 2020 2019 Deferred tax assets Deferred tax liabilities Deferred tax assets Deferred tax liabilities Net balance EURm Net balance (1) The decrease in deferred tax assets in 2020 compared to 2019 is primarily related to derecognition of deferred tax assets in Finland. 148 NOKIA IN 2020 176 Tax losses carried forward and unused tax credits(1) Undistributed earnings Intangible assets and property, plant and equipment(1) Right-of-use assets Defined benefit pension assets Other non-current assets Inventories Other current assets Lease liabilities Defined benefit pension and other post-employment liabilities Other non-current liabilities Provisions Other current liabilities Other temporary differences 720 – 1 301 – –(83) 3 257 (279) 2 (221) 55 (1 150) 62 (53) 216 (24) 164 (32) 220 – 1 006 (29) 32 – 213 (51) 182 (126) 99 (27) –(104) 1 020 (291) –(197) 3 (1 233) 27 (40) 120 (8) 98 (46) 164 (3) 1 045 (7) –– 251 (86) 200 (63) 5 (13) Total before netting 3 653 (2 091) 1 562 6 809 (2 075) 4 734 Netting of deferred tax assets and liabilities (1 831) 1 831 – (1 685) 1 685 – Total after netting 1 822 (260) 1 562 5 124 (390) 4 734 Income tax (expense)/benefit at statutory rate Permanent differences Non-creditable withholding taxes Income taxes for prior years Effect of different tax rates of subsidiaries operating in other jurisdictions Effect of deferred tax assets not recognized(1) Benefit arising from previously unrecognized deferred tax assets Net increase in uncertain tax positions Change in income tax rates Income taxes on undistributed earnings Other (149) (31) 72 53 (22) (31) (24) (13) 26 (8) (18) (99) (205) 29 46 (6)(43) (30)(45) (2) 26 –(2) 90 (37) 26 (39) (3 202) 105 (12) (12) (26) – Total (3 256) (138) (189) Continuing operations Current tax Deferred tax (367)(530) 229 341 (295) (2 961) Total (3 256) (138) (189)

Financial statements Movements in the net deferred tax balance during the year: EURm 2020 2019 2018 (1) In 2019, adoption of IFRS 16, Leases. In 2018, adoption of IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers. Amount of temporary differences, tax losses carried forward and tax credits for which no deferred tax asset was recognized due to uncertainty of utilization: EURm 2020 2019 The Group continually evaluates the probability of utilizing its deferred tax assets and considers both favorable and unfavorable factors in its assessment. Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. A significant portion of the Group's recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in the United States which amounted of EUR 753 million as of December 31, 2020 (EUR 1 076 million in 2019). The Group has an established pattern of sufficient tax profitability to conclude that it is probable that the Group will be able to utilize the deferred tax assets in the United States. At December 31, 2020, the Group has concluded based on its assessment that it is not probable that it will be able to utilize the unused tax losses, unused tax credits and deductible temporary differences in Finland in the foreseeable future. This assessment was done primarily based on the historical performance. Consequently, the Group derecognized EUR 2 918 million deferred tax assets related to Finland. The recent years’ cumulative profitability in Finland, excluding certain integration costs related to the acquisition of Alcatel-Lucent, is changing from a cumulative profit position to a cumulative loss position based on the assessment made at the end of 2020. When an entity has a history of recent losses in a certain jurisdiction, the entity recognizes a deferred tax asset arising from unused losses or tax credits only to the extent the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient tax profit will be available against which the unused tax losses or unused tax credits can be utilized in the future. Positive evidence of future taxable profits may be assigned less weight in assessing the appropriateness of recording a deferred tax asset when there is other unfavorable evidence such as cumulative losses, which are considered strong evidence that future taxable profits may not be available. The Group continues to assess the realizability of deferred tax assets including in particular its actual profit record in upcoming periods and may re-recognize deferred tax assets related to Finland if pattern of tax profitability is re-established. The majority of the unrecognized temporary differences, tax losses and tax credits, relate to France and Finland. Based on the pattern of losses in the past years in France and cumulative profitability as of the end of 2020 in Finland, and in the absence of convincing other evidence of sufficient taxable profit in the future years, it is uncertain whether these deferred tax assets can be utilized in the foreseeable future. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits. The majority of Finnish unrecognized deferred tax assets are not subject to expiry and are available against future Finnish tax liabilities. . NOKIA IN 2020 149 177 Temporary differences Tax losses carried forward Tax credits 14 258 1 716 18 609 101 19 021 341 Total 33 620 20 426 As of January 1 Adoption of new IFRS standards(1) Recognized in income statement, continuing operations Recognized in income statement, discontinued operations Recognized in other comprehensive income Recognized in equity Acquisitions through business combinations and disposals Translation differences 4 734 4 561 4 169 (1)19 229 341 – 29 (84)(57) (7)6 –– 36 54 – (2 961) 1 (115) 2 4 (103) As of December 31 1 562 4 734 4 561

Notes to consolidated financial statements continued Expiry of tax losses carried forward and unused tax credits: 2020 2019 EURm Recognized Unrecognized Total Recognized Unrecognized Total The Group has undistributed earnings of EUR 645 million (EUR 1 104 million in 2019) for which a deferred tax liability has not been recognized as these earnings will not be distributed in the foreseeable future. 13. Earnings per share 2020 EURm 2019 EURm 2018 EURm 000s shares 000s shares 000s shares Earnings per share EUR EUR EUR Basic earnings per share is calculated by dividing the profit or loss attributable to equity holders of the parent by the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated by adjusting the profit or loss attributable to equity holders of the parent, and the weighted average number of shares outstanding, for the effects of all dilutive potential ordinary shares. Potential ordinary shares are excluded from the calculation of diluted earnings per share when they are determined to be antidilutive. In 2020 and 2018, the effect of potentially dilutive shares was excluded from the calculation of diluted earnings per share as it was determined to be antidilutive due to the loss from continuing operations. 150 NOKIA IN 2020 178 Basic earnings per share Continuing operations Discontinued operations (Loss)/profit for the year 0.00 (0.10) 0.00 0.04 0.00 (0.06) (0.45) 0.00 (0.45) Diluted earnings per share Continuing operations Discontinued operations (Loss)/profit for the year 0.00 (0.10) 0.00 0.04 0.00 (0.06) (0.45) 0.00 (0.45) Weighted average number of shares outstanding 5 612 418 5 599 912 5 588 020 Effect of potentially dilutive shares Performance shares Restricted shares and other Stock options 19 780 3 884 – 24 072 20 577 2 390 3 656 1 224 Total effect of potentially dilutive shares 23 664 26 463 24 457 Adjusted weighted average number of shares 5 636 082 5 626 375 5 612 477 Profit or loss attributable to equity holders of the parent Continuing operations Discontinued operations (Loss)/profit for the year 14 (554) (7)214 7 (340) (2 520) (3) (2 523) Tax losses carried forward Within 10 years Thereafter No expiry 2 181 1 609 3 790 –6 6 1 728 16 994 18 722 163 2 364 2 527 7 –7 1 810 16 657 18 467 Total 1 980 19 021 21 001 3 909 18 609 22 518 Tax credits Within 10 years Thereafter No expiry 251 88 339 237 2 239 13 11 24 29 326 355 36 2 38 206 13 219 Total 271 341 612 501 101 602

Financial statements 14. Intangible assets EURm Goodwill Other Total Acquisition cost as of January 1, 2019 Translation differences Additions Disposals and retirements 6 360 75 – – 9 424 82 52 (92) 15 784 157 52 (92) Acquisition cost as of December 31, 2019 6 435 9 466 15 901 Accumulated amortization and impairment charges as of January 1, 2019 Translation differences Impairment charges Disposals and retirements Amortization (908) – – – – (6 071) (41) (12) 71 (984) (6 979) (41) (12) 71 (984) Accumulated amortization and impairment charges as of December 31, 2019 (908) (7 037) (7 945) Net book value as of January 1, 2019 Net book value as of December 31, 2019 5 452 5 527 3 353 2 429 8 805 7 956 (1) The Group acquired 100% ownership interest in Elenion Technologies. Goodwill was allocated to the IP/Optical Networks operating segment. Net book value of other intangible assets by type of asset(1): 2020 2019 EURm (1) The largest movements are due to amortization and translation differences, with the exception of Technologies and IPR&D, which increased due to acquired technology of EUR 72 million in 2020. As of December 31, 2020, the weighted average for the remaining amortization periods is approximately five years for customer relationships, six years for patents and licenses, three years for technologies and IPR&D, two years for tradenames and trademarks and one year for other. NOKIA IN 2020 151 179 Customer relationships Patents and licenses Technologies and IPR&D Tradenames and trademarks Other 1 401 1 788 264 160 145 72 232 155 90 75 Total 1 953 2 429 Acquisition cost as of January 1, 2020 Translation differences Additions Acquisitions through business combinations(1) Disposals and retirements 6 435 9 466 15 901 (331)(359)(690) –39 39 78 72 150 –(31)(31) Acquisition cost as of December 31, 2020 6 182 9 187 15 369 Accumulated amortization and impairment charges as of January 1, 2020 Translation differences Impairment charges Disposals and retirements Amortization (908)(7 037) (7 945) –256 256 (200)(9)(209) –28 28 –(472)(472) Accumulated amortization and impairment charges as of December 31, 2020 (1 108) (7 234) (8 342) Net book value as of January 1, 2020 Net book value as of December 31, 2020 5 527 2 429 7 956 5 074 1 953 7 027

Notes to consolidated financial statements continued 15. Property, plant and equipment Land, buildings and constructions Machinery, equipment and other Assets under construction EURm Total Acquisition cost as of January 1, 2019 Translation differences Additions Reclassifications Disposals and retirements 1 219 17 63 28 (60) 2 863 22 339 62 (268) 91 – 143 (90) (1) 4 173 39 545 – (329) 1 267 3 018 143 4 428 Acquisition cost as of December 31, 2019 Accumulated depreciation as of January 1, 2019 Translation differences Impairment charges Disposals and retirements Depreciation (386) (8) – 33 (90) (1 997) (16) (4) 257 (361) – – – – – (2 383) (24) (4) 290 (451) Accumulated depreciation as of December 31, 2019 (451) (2 121) – (2 572) Net book value as of January 1, 2019 Net book value as of December 31, 2019 833 816 866 897 91 143 1 790 1 856 152 NOKIA IN 2020 180 Acquisition cost as of January 1, 2020 Translation differences Additions Acquisitions through business combinations Reclassifications Disposals and retirements 1 267 3 018 143 4 428 (63)(102)(4)(169) 36 290 123 449 –2 –2 61 64 (125)– (36)(137)–(173) Acquisition cost as of December 31, 2020 1 265 3 135 137 4 537 Accumulated depreciation as of January 1, 2020 Translation differences Disposals and retirements Depreciation (451)(2 121) –(2 572) 33 72 –105 22 128 –150 (86)(351)–(437) Accumulated depreciation as of December 31, 2020 (482) (2 272) –(2 754) Net book value as of January 1, 2020 Net book value as of December 31, 2020 816 897 143 1 856 783 863 137 1 783

Financial statements 16. Leases Right-of-use assets Right-of-use assets represent the Group’s right to use the underlying leased assets. EURm Buildings Other Total Acquisition cost as of January 1, 2019 Net additions(1) 898 150 77 44 975 194 1 048 121 1 169 Acquisition cost as of December 31, 2019 Accumulated depreciation as of January 1, 2019 Impairment charges Depreciation – (32) (177) – – (48) – (32) (225) Accumulated depreciation as of December 31, 2019 (209) (48) (257) Net book value as of January 1, 2019 898 77 975 839 73 912 Net book value as of December 31, 2019 (1) Net additions comprise new lease contracts as well as modifications and remeasurements of existing lease contracts. Amounts recognized in the income statement EURm 2020 2019 (1) Sublease income comprises rent income from operating subleases and financial income on the net investment in the lease related to finance subleases. (2) Total recognized in the income statement excludes impairment of right-of-use assets, which is presented in Note 17, Impairment, and deferred taxes discussed in Note 12, Income taxes. Amounts reported in the statement of cash flows EURm 2020 2019 The maturity analysis for lease liabilities is presented in Note 36, Financial risk management. Commitments related to future lease contracts are presented in Note 30, Commitments, contingencies and legal proceedings. NOKIA IN 2020 153 181 Payment of principal portion of lease liabilities Interest portion of lease liabilities (234) (221) (28) (25) Total cash outflow for leases (259) (249) Depreciation expense of right-of-use assets Expenses relating to short-term leases Interest expense on lease liabilities Income from subleasing leasehold and freehold properties(1) Gains arising from sale and leaseback transactions (223) (225) (26) (28) 9 9 (22) (25) 4 – Total recognized in the income statement(2) (266) (261) Acquisition cost as of January 1, 2020 Net additions(1) Retirements 1 048 121 1 169 89 59 148 (31)–(31) Acquisition cost as of December 31, 2020 1 106 180 1 286 Accumulated depreciation as of January 1, 2020 Impairment charges Retirements Depreciation (209)(48)(257) (32)–(32) 31 –31 (176)(47)(223) Accumulated depreciation as of December 31, 2020 (386) (95)(481) Net book value as of January 1, 2020 839 73 912 Net book value as of December 31, 2020 720 85 805

Notes to consolidated financial statements continued 17. Impairment Goodwill The Group has allocated goodwill to the operating segments corresponding to groups of cash-generating units (CGUs) that are expected to benefit from goodwill in line with the Group’s operational and reporting structure. Refer to Note 5, Segment information. Allocation of goodwill The following table presents the allocation of goodwill to groups of CGUs as of December 31: EURm 2020 2019 Recoverable amounts The recoverable amounts of the groups of CGUs were based on fair value less costs of disposal that was determined using a level 3 fair value measurement based on a discounted cash flow calculation. The cash flow projections used in calculating the recoverable amounts were based on financial plans approved by management covering an explicit forecast period of three years. Seven additional years of cash flow projections subsequent to the explicit forecast period reflect a gradual progression towards the steady state cash flow projections modeled in the terminal year. The terminal growth rate assumptions reflect long-term average growth rates for the industries and economies in which the groups of CGUs operate. The discount rates reflect current assessments of the time value of money and relevant market risk premiums reflecting risks and uncertainties for which the future cash flow estimates have not been adjusted. Other key variables in future cash flow projections include assumptions on estimated sales growth, gross margin and operating margin. All cash flow projections are consistent with market participant assumptions. Terminal growth rate and post-tax discount rate applied in the impairment test for the groups of CGUs: 2020 2019 2020 2019 Key assumption % Terminal growth rate Post-tax discount rate Based on the long-range plan prepared in the fourth quarter of 2020, the Group conducted an impairment test and concluded that the carrying amount exceeded the recoverable amount for its Fixed Networks group of CGUs. As a result, the Group recorded a non-cash impairment charge of EUR 200 million within other operating expenses to reduce the goodwill within its Fixed Networks operating segment. The results of the impairment test indicate adequate headroom for other groups of CGUs. Impairment charges by asset category EURm 2020 2019 2018 (1) The Group adopted IFRS 16, Leases, on January 1, 2019. In 2019, a EUR 20 million impairment charge is presented net of onerous lease contract provision releases. In 2020, the Group recognized an impairment charge of EUR 200 million related to the goodwill held within the Fixed Networks operating segment. In 2019, upon contract exit the Group recognized an impairment charge of EUR 64 million related to loans extended to a certain emerging market customer. Other impairments recorded by the Group in 2020, 2019 and 2018 are immaterial. 154 NOKIA IN 2020 182 Goodwill Other intangible assets Property, plant and equipment Right-of-use assets(1) Investments in associated companies and joint ventures Financial assets 200 –– 12 16 4 39 20 – 2 – 64 – 9 – 32 4 1 Total 246 102 55 Mobile Networks Fixed Networks Global Services IP/Optical Networks Nokia Software 1.2 1.1 1.1 0.9 1.4 1.5 8.0 8.4 7.6 8.0 8.2 7.6 0.8 7.4 1.1 7.6 1.4 7.9 1.5 7.0 Mobile Networks Fixed Networks Global Services IP/Optical Networks Nokia Software 729 776 856 1 020 1 914 961 609 958 1 865 914

Financial statements 18. Inventories EURm 2020 2019(1) (1) The Group has changed the classification of inventories from previous presentation to better reflect the nature of the inventories. The cost of inventories recognized as an expense during the year and included in the cost of sales is EUR 6 115 million (EUR 8 181 million in 2019 and EUR 7 569 million in 2018). Movements in allowances for excess and obsolete inventory for the years ended December 31: EURm 2020 2019 2018 (1) Deductions include utilization and releases of allowances. 19. Prepaid expenses and accrued income Non-current EURm 2020 2019 Current EURm 2020 2019 NOKIA IN 2020 155 183 R&D tax credits, VAT and other indirect tax receivables Divestment-related receivables Deposits Other 483 543 33 20 312 23 19 325 Total 850 908 R&D tax credits and other indirect tax receivables Deposits Other 129 156 58 78 47 41 Total 217 292 As of January 1 Charged to income statement Deductions(1) 505 521 432 83 153 (99) (64) 71 (96) As of December 31 480 505 521 Raw materials and semi-finished goods Finished goods Contract work in progress 552 636 1 258 1 042 940 750 Total 2 242 2 936

Notes to consolidated financial statements continued 20. Shares of the Parent Company Shares and share capital Parent Company has one class of shares. Each share entitles the holder to one vote at general meetings. The shares have no par value nor is there a minimum or maximum share capital or number of shares under the Articles of Association of Nokia Corporation. As of December 31, 2020, the share capital amounted to EUR 245 896 461.96 (EUR 245 896 461.96 in 2019) and consisted of 5 653 886 159 (5 640 536 159 in 2019) issued and fully paid shares. Treasury shares As of December 31, 2020, the number of Parent Company shares held by the Group companies was 36 389 799 (34 954 869 in 2019) representing 0.6% (0.6% in 2019) of the share capital and total voting rights. In 2020, under the authorization held by the Board of Directors, the Parent Company issued 13 350 000 new shares without consideration to itself to fulfill the company’s obligation under the Nokia Equity Programs. In 2020, under the authorization held by the Board of Directors, the Parent Company issued 11 915 070 treasury shares to employees, including certain members of the Group Leadership Team, as settlement under Parent Company equity-based incentive plans and the employee share purchase plan. The shares were issued without consideration and in accordance with the rules of the plans. Reconciliation of the number of shares outstanding at the beginning and at the end of the period Number of shares 000s 2020 2019 2018 Authorizations given to the Board of Directors Authorization to issue shares and special rights entitling to shares At the Annual General Meeting held on May 27, 2020, the shareholders authorized the Board of Directors to issue a maximum of 550 million shares through one or more issues of shares or special rights entitling to shares. The Board of Directors is authorized to issue either new shares or shares held by the Parent Company. The authorization included the right for the Board of Directors to resolve on all the terms and conditions of such share and special rights issuances, including issuance in deviation from the shareholders’ pre-emptive rights. The authorization may be used to develop the Parent Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Parent Company’s equity-based incentive plans, or for other purposes resolved by the Board of Directors. The authorization is effective until October 7, 2021, and terminated the previous authorizations to issue shares and special rights entitling to shares. Authorization to repurchase shares At the Annual General Meeting held on May 27, 2020, the shareholders authorized the Board of Directors to repurchase a maximum of 550 million shares. The amount corresponds to less than 10% of the total number of Parent Company’s shares. Shares may be repurchased to be cancelled, held to be reissued, transferred further or for other purposes resolved by the Board. The Board shall resolve on all other matters related to the repurchase of Nokia shares. The authorization is effective until October 7, 2021, and terminated the previous authorization to repurchase shares. 156 NOKIA IN 2020 184 As of January 1 Settlement of share-based payments Stock options exercised 5 605 581 5 593 162 5 579 517 12 396 13 221 23 424 11 915 – As of December 31 5 617 496 5 605 581 5 593 162

Financial statements 21. Translation differences, fair value and other reserves Fair value and other reserves Translation differences Pension remeasurements Hedging reserve Cost of hedging reserve Fair value reserve EURm As of January 1, 2018 (932) 838 37 (10) (23) Foreign exchange translation differences Net investment hedging losses Remeasurements of defined benefit plans Net fair value losses Transfer to income statement Other (decrease)/increase 444 (66) – – (37) (1) – – 293 – – 6 – – – (28) (30) – – 3 – (8) 23 – – – – (116) 78 – (592) 1 137 (21) 8 (61) As of December 31, 2018 Foreign exchange translation differences Net investment hedging losses Remeasurements of defined benefit plans Net fair value losses Transfer to income statement Other increase 259 (40) – – 1 – – – 319 – – 1 – – – (17) 32 – – (6) – (34) 18 – – – – (101) 107 – As of December 31, 2019 (372) 1 457 (6) (14) (55) Translation differences consist of foreign exchange differences arising from translation of foreign operations into euro, the presentation currency of the consolidated financial statements as well as gains and losses related to hedging of net investments in foreign operations. Pension remeasurements reserve includes actuarial gains and losses as well as return on plan assets and changes in the effect of the asset ceiling, excluding amounts recognized in net interest, related to the Group’s defined benefit plans. Hedging reserve includes the change in fair value that reflects the change in spot exchange rates for certain foreign exchange forward contracts that are designated as cash flow hedges to the extent that the hedge is effective. Cost of hedging reserve includes forward element of foreign exchange forward contracts and the time value of foreign exchange options related to cash flow hedging of forecasted foreign currency sale and purchase transactions. Additionally, cost of hedging reserve includes the difference between the change in fair value of forward element of foreign exchange forward contracts and the time value of option contracts and the amortization of forward element of foreign exchange forward contracts and time value of option contracts related to net investment hedging. Cost of hedging reserve also includes changes in fair value from foreign currency basis spread related to fair value hedging of foreign currency denominated bonds. Fair value reserve includes the changes in fair value of financial instruments that are managed in a portfolio with a business model of holding financial instruments to collect contractual cash flows including principal and interest as well as selling financial instruments. The fair values recorded in fair value reserve for these instruments are reduced by amounts of loss allowances. For more information on the accounting for items recognized in translation differences, fair value and other reserves, refer to Note 2, Significant accounting policies. NOKIA IN 2020 157 185 Foreign exchange translation differences Net investment hedging gains Remeasurements of defined benefit plans Net fair value gains/(losses) Transfer to income statement Other decrease Movement attributable to non-controlling interests (1 231) –––– 307 ––1 – –484 ––– ––13 (13)(175) ––(5)16 208 (1)–––– 2 (1)––– As of December 31, 2020 (1 295) 1 940 2 (10)(22)

Notes to consolidated financial statements continued 22. Other comprehensive income 2020 2019 2018 EURm Gross Tax Net Gross Tax Net Gross Tax Net (1) In 2020, income tax related to net investment hedging gains includes EUR 94 million related to the derecognition of deferred tax assets in Finland. For more information, refer to Note 12, Income taxes. (2) Includes movements in cash flow hedging reserve and related cost of hedging reserve. 23. Interest-bearing liabilities Carrying amount EURm(5) Nominal (million) Issuer/borrower Instrument Currency Final maturity 2020 2019 (1) The Group issued EUR 500 million 2.375% Senior Notes due 2025 and EUR 500 million 3.125% Senior Notes due 2028 under its EUR 5 billion Euro Medium-Term Note Programme in May 2020. The proceeds of the new notes were partially used to redeem EUR 150 million of the 1.00% Senior Notes due 2021. (2) In January 2021, Nokia exercised its issuer call option to redeem 1.00% Senior Notes due March 2021 for the full amount of EUR 350 million. The redemption date for the notes was February 15, 2021. Refer to Note 37, Subsequent events. (3) The Group drew a EUR 500 million loan from the European Investment Bank (EIB) in February 2020. (4) The loan from the Nordic Investment Bank (NIB) is repayable in three equal annual installments in 2023, 2024 and 2025. (5) Carrying amount includes EUR 235 million (EUR 138 million in 2019) of fair value gains related to discontinued fair value hedge accounting relationships that are amortized over the life of the respective Senior Notes. 158 NOKIA IN 2020 186 Nokia Corporation 1.00% Senior Notes(1)(2)EUR350 March 2021 Nokia Corporation 3.375% Senior Notes USD 500 June 2022 Nokia Corporation 2.00% Senior Notes EUR750 March 2024 Nokia Corporation EIB R&D Loan(3)EUR500 February 2025 Nokia Corporation NIB R&D Loan(4)EUR250 May 2025 Nokia Corporation 2.375% Senior Notes(1)EUR500 May 2025 Nokia Corporation 2.00% Senior Notes EUR750 March 2026 Nokia Corporation 4.375% Senior Notes USD 500 June 2027 Nokia of America Corporation 6.50% Senior Notes USD74 January 2028 Nokia Corporation 3.125% Senior Notes(1)EUR500 May 2028 Nokia of America Corporation 6.45% Senior Notes USD206 March 2029 Nokia Corporation 6.625% Senior Notes USD500 May 2039 Nokia Corporation and various subsidiariesOther liabilities 350 499 445 766 – 250 – 765 452 66 – 185 517 332 417 762 500 250 497 762 448 61 497 169 541 322 Total 5 576 4 277 Pension remeasurements Remeasurements of defined benefit plans 414 (95)319 388 (90)298 624 (140)484 Net change during the year Translation differences Exchange differences on translating foreign operations Transfer to income statement 624 (140) 484 (1 232) 1 (1 231) 414 (95)319 388 (90)298 259 –259 443 1 444 1 –1 (42)–(42) ––– Net change during the year Net investment hedges(1) Net investment hedging gains/(losses) Transfer to income statement (1 232) 1 (1 231) 260 –260 401 1 402 (58)12 (46)(79)16 (63) –––6 (1)5 266 42 308 ––– Net change during the year Cash flow and other hedges(2) Net fair value gains/(losses) Transfer to income statement 266 42 308 (58)12 (46)(73)15 (58) (64)13 (51)(44)8 (36) 62 (12)50 (9)2 (7) 1 (1)– 14 (3)11 Net change during the year Financial assets at fair value through other comprehensive income Net fair value losses Transfer to income statement on loss allowance Transfer to income statement on disposal 15 (4)11 (213)38 (175) (2)1 (1)(53)10 (43) (126)25 (101)(144)28 (116) 40 (8)32 33 (8)25 94 (19)75 66 (13)53 229 (46)183 31 (6)25 Net change during the year Other increase 47 (14)33 3 –3 8 (2)6 (45)7 (38) –––1 –1 Total (277) (115) (392) 622 (84)538 619 (57)562

Financial statements The Group’s significant credit facilities and funding programs as of December 31: Utilized (million) Committed / uncommitted Financing arrangement Currency Nominal (million) 2020 2019 (1) The Group exercised its option to extend the maturity date of the Revolving Credit Facility in June 2020. Subsequent to the extension, the facility has its maturity in June 2025 with a one-year extension option remaining, except for EUR 88 million having its maturity in June 2024. (2) All euro-denominated bonds have been issued under the Euro Medium Term Note Programme. All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants. To manage interest rate and foreign exchange risks related to the Group’s interest-bearing liabilities, the Group has designated the following cross-currency swaps as hedges under both fair value hedge accounting and cash flow hedge accounting as of December 31: Notional (million)(2) Fair values EURm Entity Instrument(1) Currency Maturity 2020 2019 2020 2019 (1) All cross-currency swaps are fixed-to-floating swaps. (2) In 2020 and 2019, the Group unwound EUR/USD cross-currency swaps and re-entered into equivalent swaps with different pricing levels to retain both foreign exchange and interest rate risk positions otherwise unchanged. Hedge accounting was discontinued and new hedge relationships were defined for the new EUR/USD cross-currency swaps. Changes in lease liabilities, interest-bearing liabilities and associated derivatives arising from financing activities: Long-term interest-bearing liabilities Short-term Derivatives held to interest-bearing liabilities hedge long-term borrowings(1) EURm Lease liabilities(2) Total As of January 1, 2019 2 826 994 57 1 066 4 943 Cash flows Non-cash changes: Changes in foreign exchange rates Changes in fair value Reclassification between long-term and short-term Net additions(3) Other(4) 253 40 20 (221) 92 43 131 738 – (6) 1 – (738) – (5) (25) (142) – – 140 – – – 194 (9) 19 (11) – 194 120 As of December 31, 2019 3 985 292 50 1 030 5 357 (1) Includes derivatives designated in fair value and cash flow hedge accounting relationships as well as derivatives not designated in hedge accounting relationship but hedging identifiable long-term borrowing exposure. (2) Includes non-current and current lease liabilities. (3) Net additions comprise new lease contracts as well as modifications and remeasurements of existing lease contracts. (4) In 2020, includes EUR 135 million (EUR 138 million in 2019) cash inflow from unwind settlements of certain interest rate derivatives held to hedge long-term borrowings that is included in interest paid in the consolidated statement of cash flows. NOKIA IN 2020 159 187 Cash flows Non-cash changes: Acquisitions through business combinations Changes in foreign exchange rates Changes in fair value Reclassification between long-term and short-term Net additions(3) Other(4) 1 401 (83)(52)(234)1 032 10 30 – 40 (133)(7)123 (37)(54) 102 –(102)–– (350)350 ––– –––147 147 –(21)135 4 118 As of December 31, 2020 5 015 561 154 910 6 640 Nokia Corporation Cross-currency swaps USDJune 2022 Nokia CorporationCross-currency swaps USD June 2027 Nokia CorporationCross-currency swaps USDMay 2039 500 500 500 400 (48) (11) (18) (20) 250 (28) 250 (78) Total (154) (49) Committed Revolving Credit Facility(1)EUR1 500 Uncommitted Finnish Commercial Paper ProgrammeEUR750 Uncommitted Euro-Commercial Paper ProgrammeEUR1 500 Uncommitted Euro Medium Term Note Programme(2)EUR5 000 – – – – 2 000 – – 2 850 Total 2 850 2 000

Notes to consolidated financial statements continued 24. Fair value of financial instruments Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, level 1 being market values for exchange traded products, level 2 being primarily based on quotes from third-party pricing services, and level 3 requiring most management judgment. At the end of each reporting period, the Group categorizes its financial assets and liabilities to the appropriate level of fair value hierarchy. Items carried at fair value in the following table are measured at fair value on a recurring basis. Fair value(1) Carrying amounts Fair value through profit or loss Fair value through other comprehensive income Amortized cost EURm Level 1 Level 2 Level 3 Level 1 Level 2 Level 3 Total Total Fair value(1) Carrying amounts Fair value through profit or loss Fair value through other comprehensive income Amortized cost EURm Level 1 Level 2 Level 3 Level 1 Level 2 Level 3 Total Total 2019 Non-current financial investments Other non-current financial assets Other current financial assets including derivatives Trade receivables Current financial investments Cash and cash equivalents – 165 – – – 171 740 6 – – – 103 – – 740 445 740 430 46 – 42 4 090 – – – – 81 – 51 1 820 – – – – – – – – 37 5 025 4 – – – – – 164 5 025 97 5 910 164 5 025 97 5 910 Total financial assets 4 343 – 2 123 746 – 5 169 – 12 381 12 366 Long-term interest-bearing liabilities Other long-term financial liabilities Short-term interest-bearing liabilities Other short-term financial liabilities including derivatives Trade payables 3 985 – – – – 10 – 20 – – – – – – 3 985 30 4 056 30 292 – – – – – – 292 292 – 3 786 – – 164 – 639 – – – – – – – 803 3 786 803 3 786 Total financial liabilities 8 063 – 174 659 – – – 8 896 8 967 (1) The following fair value measurement methods are used for items not carried at fair value: The fair values of long-term interest-bearing liabilities, including current part, are primarily based on quotes from third-party pricing services (level 2). The fair values of other assets and liabilities, including loan receivables and loans payable, are primarily based on discounted cash flow analysis (level 2). The fair value is estimated to equal the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity. Refer to Note 2, Significant accounting policies. 160 NOKIA IN 2020 188 2020 Non-current financial investments Other non-current financial assets Other current financial assets including derivatives Trade receivables Current financial investments Cash and cash equivalents –31 –714 –––745 745 115 –99 5 –87 –306 306 22 –169 8 –15 –214 214 –––––5 503 –5 503 5 503 134 –882 ––105 –1 121 1 121 4 333 –2 607 ––––6 940 6 940 Total financial assets 4 604 31 3 757 727 –5 710 –14 829 14 829 Long-term interest-bearing liabilities Other long-term financial liabilities Short-term interest-bearing liabilities Other short-term financial liabilities including derivatives Trade payables 5 015 ––––––5 015 5 140 –––19 –––19 19 561 ––––––561 561 ––318 420 –––738 738 3 174 ––––––3 174 3 174 Total financial liabilities 8 750 –318 439 –––9 507 9 632

Financial statements Lease liabilities are not included in the fair value of financial instruments. The level 1 category includes financial assets and liabilities that are measured in whole by reference to published quotes in an active market. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, and those prices represent actual and regularly occurring market transactions on an arm’s-length basis. This category includes only exchange traded products. The level 2 category includes financial assets and liabilities measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions. These include assets and liabilities with fair values based on quotes from third-party pricing services, financial assets with fair values based on broker quotes and assets that are valued using the Group’s own valuation models whereby the material assumptions are market observable. The majority of the Group’s listed bonds and other securities, over-the-counter derivatives, trade receivables and certain other products are included within this category. The level 3 financial assets category includes a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing. The fair value of level 3 investments is determined using one or more valuation techniques where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows. For unlisted funds, the selection of appropriate valuation techniques by the fund managing partner may be affected by the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances multiple valuation techniques may be appropriate. The inputs generally considered in determining the fair value of level 3 investments include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. The fair value may be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. The level 3 investments are remeasured for each reporting date taking into consideration any changes in estimates, projections and assumptions, as well as any changes in economic and other relevant conditions. The majority of the venture funds invest in digital health, software and enterprise sectors and, even though as of December 31, 2020 an elevated degree of uncertainty related to unobservable inputs prevails in the current market conditions caused by COVID-19 outbreak, the quantitative impact on the fair values of venture fund investments is considered limited. Level 3 investments include approximately 40 separate venture funds investing in hundreds of individual companies in various sectors and geographies. Hence, specific estimates and assumptions used by managing partners due to the lack of observable inputs do impact the fair value of individual investments, but no individual input has a significant impact on the aggregated fair value of level 3 investments. Level 3 financial liabilities include a conditional obligation to China Huaxin as part of the Nokia Shanghai Bell definitive agreements where China Huaxin obtained the right to fully transfer its ownership interest in Nokia Shanghai Bell to the Group in exchange for a future cash settlement. The fair value of the liability is measured based on the expected future cash settlement. The measurement of the financial liability involves estimation of the option exercise price and the distribution of excess cash balances upon exercise. Unobservable valuation inputs include certain financial performance metrics of Nokia Shanghai Bell. No individual input has a significant impact on the total fair value of the level 3 financial liability. Refer to Note 33, Significant partly-owned subsidiaries. Reconciliation of the opening and closing balances of level 3 financial assets and liabilities: Level 3 financial assets Level 3 financial liabilities EURm 688 (707) As of January 1, 2019 Net gains in income statement Additions Deductions Other movements 49 90 (79) (2) 35 – 1 12 746 (659) As of December 31, 2019 The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 102 million (net gain of EUR 73 million in 2019) related to level 3 financial instruments held at December 31, 2020 was included in the profit and loss during 2020. NOKIA IN 2020 161 189 Net gains in income statement Additions Deductions Transfers out of level 3 Other movements 19 94 49 – (85)2 (5)126 3 (2) As of December 31, 2020 727 (439)

Notes to consolidated financial statements continued 25. Derivative financial instruments Assets Liabilities Fair value(1) Notional(2) Fair value(1) Notional(2) EURm 2019 Hedges on net investment in foreign subsidiaries Foreign exchange forward contracts Cash flow hedges Foreign exchange forward contracts Currency options bought Fair value hedges Foreign exchange forward contracts Firm commitments Cash flow and fair value hedges(3) Cross-currency swaps Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss Foreign exchange forward contracts Currency options bought Other derivatives 36 3 807 (2) 517 7 1 660 343 (18) – 749 – 7 6 697 606 (7) (2) 549 255 – – (49) 1 246 17 7 – 3 491 654 – (72) – (7) 8 070 – 84 Total 81 10 258 (157) 11 470 (1) Included in other current financial assets and other financial liabilities in the consolidated statement of financial position. (2) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk as the exposure of certain contracts may be offset by that of other contracts. (3) Cross-currency swaps have been designated partly as fair value hedges and partly as cash flow hedges. 162 NOKIA IN 2020 190 2020 Hedges on net investment in foreign subsidiaries Foreign exchange forward contracts Cash flow hedges Foreign exchange forward contracts Currency options bought Currency options sold Fair value hedges Foreign exchange forward contracts Firm commitments Cash flow and fair value hedges(3) Cross-currency swaps Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss Foreign exchange forward contracts Currency options bought Other derivatives 1 1 423 (3)559 34 933 (16)736 1 108 –– –––6 83 1 340 (14)588 19 468 (101)1 105 –– 29 3 716 (154)815 (16)3 917 2 171 –– –––9 Total 169 8 159 (304) 7 735

Financial statements 26. Share-based payments The Group has several equity-based incentive programs for executives and other eligible employees. The programs consist of performance share plans, restricted share plans and employee share purchase plans. The equity-based incentive grants are generally conditional on continued employment as well as the fulfillment of the performance and other conditions determined in the relevant plan rules. In 2020, the share-based payment expense, including social security costs, for all equity-based incentive grants in the consolidated income statement amounts to EUR 76 million (EUR 77 million in 2019 and EUR 62 million in 2018). Active share-based payment plans by instrument Performance shares Restricted shares Weighted average grant date fair value EUR(1) Weighted average grant date fair value EUR(1) Number of performance shares outstanding at target Number of restricted shares outstanding As of January 1, 2018 60 516 243 5 568 702 Granted Forfeited Vested(2) 36 943 251 (4 146 246) (10 169 717) 4.39 1 479 350 (1 431 215) (2 034 789) 4.47 As of December 31, 2018 83 143 531 3 582 048 Granted Forfeited Vested(2) 31 979 747 (4 964 055) (18 933 700) 4.02 2 060 342 (451 540) (1 915 675) 4.18 As of December 31, 2019 91 225 523 3 275 175 (1) The fair values for the 2017-2019 performance shares and all restricted shares are estimated based on the grant date market price of the Nokia share less the present value of dividends expected to be paid during the vesting period. The fair value for the 2020 performance shares is estimated based on the dividend-adjusted price of the Nokia share at the settlement date of the plan and the target payout levels. (2) Vested performance shares at target are multiplied by the confirmed payout (% of target) to calculate the total number of Nokia shares settlement. (3) Includes 31 549 004 performance shares for the Performance Share Plan 2018 and 380 567 Restricted Shares that vested on January 1, 2021. NOKIA IN 2020 163 191 Granted Forfeited Vested(2) 38 753 394 2.63 3 830 700 3.06 (4 752 172) (1 100 107) (25 754 552) (1 478 175) As of December 31, 2020(3) 99 472 193 4 527 593

Notes to consolidated financial statements continued Performance shares In 2020, the Group administered four global performance share plans, the Performance Share Plans of 2017, 2018, 2019 and 2020. The performance shares represent a commitment by the Group to deliver Nokia shares to eligible participants at a future point in time, subject to the fulfillment of predetermined criteria. The 2020 Performance Share Plan is a three-year plan where the Group’s actual total shareholder return (“TSR”) is compared to the target TSR to determine the number of Nokia shares that will be delivered at settlement. TSR is calculated based on the growth in the Nokia share price plus any dividends paid during the plan period. The 2020 Performance Share Plan does not include a minimum payout guarantee. Global performance share plans as of December 31, 2020: Performance shares outstanding at target Confirmed payout (% of target) Performance period Restriction period Settlement year Plan 2017 2018 2019 2020 - 31 549 004 29 358 795 38 564 394 29 57 – – 2017-2018 2018-2019 2019-2021 2020-2023 2019 2020 N/A N/A 2020 2021 2022 2023 For the 2017, 2018 and 2019 performance share plans, the number of performance shares at target is the amount of performance shares granted to an individual that will be settled if the target performance, with respect to the performance criteria, is achieved. Any additional payout beyond the minimum amount will be determined based on the financial performance against the established performance criteria during the applicable performance periods. At maximum performance, the settlement amounts to two times the amount at target. Until the Nokia shares are delivered, the participants do not have any shareholder rights, such as voting or dividend rights, associated with the performance shares. The performance share grants are generally forfeited if the employment relationship with the Group terminates prior to vesting. The 2019 performance share plan has a three-year performance period (2019-2021). The number of performance shares to be settled would be determined with reference to the performance targets during the performance period. Under the 2019 performance share plan, the performance criteria are: earnings per share (diluted), free cash flow and revenue relative to market (market share). The criteria exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items. The Performance Share Plan 2019 includes a minimum payout guarantee for performance shares granted to non-executive participants, such that 25% of the performance shares granted will settle, regardless of the satisfaction of the applicable performance criteria. Performance shares granted to executive participants under the Performance Share Plan 2019 do not include a minimum payout guarantee. Restricted shares In 2020, the Group administered four global restricted share plans: The Restricted Share Plans 2017, 2018, 2019 and 2020. Restricted shares are granted on a limited basis for purposes related to retention and recruitment of individuals deemed critical to the Group's future success. The vesting schedule for the plans follow a tranche vesting schedule whereby each plan vests in three equal tranches on the first, second and the third anniversary of the award subject to continued employment with the Group. Restricted Share Plan participants do not have any shareholder rights, such as voting or dividend rights, until the Nokia shares are delivered. The restricted share grants are generally forfeited if the employment relationship with the Group terminates prior to vesting of the applicable tranche or tranches. Employee share purchase plan The Group offers a voluntary Employee Share Purchase Plan to its employees. Participating employees make contributions from their net salary to purchase Nokia shares on a monthly basis during a 12-month savings period. The Group intends to deliver one matching share for every two purchased shares the employee holds as of the end of the Plan cycle. In 2020, 6 340 859 matching shares were issued as a settlement to the participants of the Employee Share Purchase Plan 2019 (4 524 101 matching shares issued under the 2018 Plan in 2019 and 3 980 286 matching shares issued under the 2017 Plan in 2018). 164 NOKIA IN 2020 192

Financial statements Legacy equity compensation programs Stock options In 2020, the Group no longer administered any global stock option plan. The last stock option plan administered by the Group was the Stock Option Plan 2011. The last stock options under this Plan were granted in 2013. The final subscription period ended on December 27, 2019. Each stock option entitled the holder to subscribe for one new Nokia share. The stock options were non-transferable and could be exercised for shares only. Shares were eligible for dividends for the financial year in which the share subscription took place. Other shareholder rights commenced on the date on which the subscribed shares were entered in the Trade Register. The stock option grants were generally forfeited if the employment relationship with the Group was terminated. Reconciliation of stock options outstanding and exercisable: Outstanding Exercisable Weighted average exercise price EUR Weighted average share price EUR Weighted average exercise price EUR Number of shares Number of options As of January 1, 2018 447 500 2.07 447 500 2.07 Exercised As of December 31, 2018 (424 500) 23 000 2.06 2.35 5.07 23 000 2.35 Exercised As of December 31, 2019 (23 000) – 2.35 – 5.34 – – 27. Pensions and other post-employment benefits The Group maintains a number of post-employment plans in various countries including both defined benefit and defined contribution plans. The Group’s defined benefit plans comprise significant pension programs and schemes as well as material other post-employment benefit plans providing post-employment healthcare and life insurance coverage to certain employee groups. Defined benefit plans expose the Group to various risks such as investment risk, interest rate risk, life expectancy risk, and regulatory/compliance risk. The characteristics and extent of these risks vary depending on the legal, fiscal, and economic requirements in each country. The amount recognized in the consolidated income statement related to defined benefit plans was EUR 153 million (EUR 31 million in 2019 and EUR 234 million in 2018). The Group also participates in defined contribution plans, multi-employer and insured plans for which the Group contributions are recognized as expense in the consolidated income statement in the period to which the contributions relate. In a defined contribution plan, the Group’s legal or constructive obligation is limited to the amount that it agrees to contribute to the fund. The amount recognized in the consolidated income statement related to defined contribution plans was EUR 209 million (EUR 220 million in 2019 and EUR 246 million in 2018). Defined benefit plans The total net defined benefit asset is EUR 992 million (EUR 487 million net defined benefit asset in 2019) consisting of net pension and other post-employment benefit liabilities of EUR 4 046 million (EUR 4 343 million in 2019) and net pension and other post-employment benefit assets of EUR 5 038 million (EUR 4 830 million in 2019). The Group’s most significant defined benefit pension plans are in the United States, Germany, and the United Kingdom. Together they account for 91% (92% in 2019) of the Group’s total defined benefit obligation and 91% (91% in 2019) of the Group’s total plan assets. The defined benefit obligations, the fair value of plan assets, the effects of the asset ceiling and the net defined benefit balance as of December 31: 2020 2019 Defined benefit obligation Net defined benefit balance Defined benefit obligation Net defined benefit balance Fair value of plan assets Effects of asset ceiling Fair value of plan assets Effects of asset ceiling EURm (1) The comparative amounts for defined benefit obligation and fair value of plan assets have been changed for 2019 by EUR 117 million to reflect the December benefit payments paid out in January. NOKIA IN 2020 165 193 United States(1) Germany United Kingdom Other (17 379) 20 328 (1 125) 1 824 (18 774) 21 023 (975) 1 274 (2 808) 1 232 –(1 576) (1 147) 1 612 –465 (2 051) 2 430 (55)324 (2 847) 1 244 –(1 603) (1 231) 1 716 –485 (2 044) 2 400 (70)286 Total (23 501) 25 688 (1 195) 992 (24 780) 26 297 (1 030) 487 As of December 31, 2020 ––––

Notes to consolidated financial statements continued United States The Group has significant defined benefit pension plans and a significant post-employment welfare benefit plan (Opeb) providing post-employment healthcare benefits and life insurance coverage in the United States. The pension plans include both traditional service-based programs as well as cash-balance plans. Salaried, non-union-represented employees are covered by a cash-balance program. All other legacy programs, including legacy service-based programs, were frozen by December 31, 2009. For former employees who, when actively employed, were represented by a union, the Group maintains two defined benefit pension plans, both of which are traditional service-based programs. The larger of the two, which represents 98% of the obligation, is a closed plan. The post-employment plans provide welfare benefits for certain retired former employees. Pursuant to an agreement with the Communications Workers of America (CWA) and the International Brotherhood of Electrical Workers (IBEW) unions, the Group provides post-employment healthcare benefits and life-insurance coverage for employees formerly represented by these two unions. That agreement was renewed in 2020 and the contract expires on December 31, 2027. Germany The Group maintains two primary plans in Germany which cover the majority of active employees: the cash-balance plan Beitragsorientierter Alterversorgungs Plan (BAP) for the Group’s former Nokia employees and a similar cash-balance program (AVK Basis-/Matchingkonto) for the Group’s former Alcatel-Lucent employees. Individual benefits are generally dependent on eligible compensation levels, ranking within the Group and years of service. These plans are partially funded defined benefit pension plans, the benefits being subject to a minimum return guaranteed by the Group. The funding vehicle for the BAP plan is the NSN Pension Trust e.V. The trust is legally separate from the Group and manages the plan assets in accordance with the respective trust agreements. All other plans have been frozen or closed in prior years and replaced by the cash-balance plans. Benefits are paid in annual installments, as monthly retirement pension, or as a lump sum on retirement in an amount equal to accrued pensions and guaranteed interest. United Kingdom The Group maintains one primary plan in the UK, “Nokia Retirement Plan for former NSN & ALU employees”, which is the result of the 2019 merger of the legacy Nokia plan where the plan was merged and members’ benefits were transferred to the legacy Alcatel-Lucent plan. The combined plan consists of both money purchase sections with Guaranteed Minimum Pension (GMP) underpin and final salary sections. All final salary sections are closed to future benefit accrual: the legacy Nokia plan closed on April 30, 2012 and the legacy Alcatel-Lucent plan on April 30, 2018. Individual benefits for final salary sections are dependent on eligible compensation levels and years of service. For the money purchase sections with GMP underpin, individual benefits are dependent on the greater of the value of GMP at retirement date or the pension value resulting from the individual’s invested funds. The Trust manages all investments for the combined pension plan. Impact on the consolidated financial statements Movements in the defined benefit obligation, fair value of plan assets and the impact of the asset ceiling The movements in the present value of the defined benefit obligation for the years ended December 31: 2020 2019 United States pension United States Opeb Other pension United States Pension(1) United States Opeb Other pension EURm Total Total (1) The comparative amounts for defined benefit obligation and fair value of plan assets have been changed for opening balance of 2019 by EUR 124 million and for ending balance of 2019 by EUR 117 million to reflect the December benefit payments paid out in January. (2) Consists of curtailment due to global restructuring, special termination benefits for certain US employees and extension of US retiree healthcare benefits related to US union negotiations for formerly represented employees. Present value of obligations includes EUR 16 959 million (EUR 17 899 million in 2019) of wholly funded obligations, EUR 5 412 million (EUR 5 660 million in 2019) of partly funded obligations and EUR 1 130 million (EUR 1 221 million in 2019) of unfunded obligations. 166 NOKIA IN 2020 194 As of January 1 (16 449) (2 325) (6 006) (24 780) (16 086) (2 384) (5 609) (24 079) Current service cost Interest expense Past service cost(2) Settlements (118)–(93)(211) (66)– (87)(153) (553)(79)(121)(753) (46)167 19 140 ––149 149 (375)(54)(83)(512) (55)89 29 63 ––10 10 Total (548)35 (137)(650) (665)88 (40)(617) Remeasurements: Gain/(loss) from change in demographic assumptions (Loss)/gain from change in financial assumptions Experience gain/(loss) 202 20 66 288 (1 427) (203)(377)(2 007) 30 85 (15)100 759 49 5 813 (1 677) (231)(483)(2 391) 37 39 (5)71 Total (1 195) (98)(326)(1 619) (881)(143)(483)(1 507) Translation differences Contributions from plan participants Benefits paid Other 1 451 196 125 1 772 (335)(53)(92)(480) –(105)(25)(130) 1 518 284 242 2 044 –(12)1 (11) –(92)(29)(121) 1 401 260 245 1 906 –(15)6 (9) Total 2 852 349 347 3 548 1 183 114 126 1 423 As of December 31 (15 340) (2 039) (6 122) (23 501) (16 449) (2 325) (6 006) (24 780)

Financial statements The movements in the fair value of plan assets for the years ended December 31: 2020 2019 United States pension United States Opeb Other pension United States Pension(1) United States Opeb Other pension EURm Total Total (1) The comparative amounts for defined benefit obligation and fair value of plan assets have been changed for opening balance of 2019 by EUR 124 million and for ending balance of 2019 by EUR 117 million to reflect the December benefit payments paid out in January. (2) Section 420 Transfer. Refer to ‘Future cash flows’ section below. The movements in the impact of the asset ceiling limitation for the years ended December 31: 2020 2019 United States pension United States Opeb Other pension United States pension United States Opeb Other pension EURm Total Total Net balances as of December 31: 2020 2019 United States pension United States Opeb Other pension United States pension United States Opeb Other pension EURm Total Total NOKIA IN 2020 167 195 As of December 31 3 404 (1 580) (832) 992 3 136 (1 861) (788) 487 As of January 1 (975) –(55)(1 030) (573) –(54)(627) Interest expense Remeasurements: Change in asset ceiling, excluding amounts included in interest expense Translation differences (27)––(27) (24)––(24) (370)– –(370) (8)–(1)(9) (216)–(17)(233) 93 –2 95 As of December 31 (1 125) –(70)(1 195) (975) –(55)(1 030) As of January 1 20 560 464 5 273 26 297 19 343 397 4 863 24 603 Interest income Administrative expenses and interest on asset ceiling Settlements 480 8 77 565 (19)–(7)(26) 674 11 108 793 (18)–(7)(25) ––(158)(158) ––(15)(15) Total 461 8 55 524 656 11 (57)610 Remeasurements: Return on plan assets, excluding amounts included in interest income 2 227 16 233 2 476 1 834 43 414 2 291 Total 2 227 16 233 2 476 1 834 43 414 2 291 Translation differences Contributions: Employers Plan participants Benefits paid Section 420 Transfer(2) Other (1 832) (41)(139)(2 012) 386 9 111 506 27 14 57 98 – 105 25 130 (1 518) (284)(139)(1 941) (169)169 –– 1 –(1)– 26 6 67 99 –92 29 121 (1 401) (260)(152)(1 813) (160)160 –– (12)14 (6)(4) Total (3 379) (29)(201)(3 609) (1 273) 13 53 (1 207) As of December 31 19 869 459 5 360 25 688 20 560 464 5 273 26 297

Notes to consolidated financial statements continued Asset ceiling limitation The Group may recognize the surplus of a pension plan to the amount of economic benefit that the entity can realize, either through a refund or as a reduction in future contributions. The most significant limitation of asset recognition for the Group is from the overfunded US formerly union represented pension plan. All other countries where asset ceiling limits apply are not considered material. Movements in asset ceiling limitation are recognized directly in the consolidated statement of comprehensive income, excluding amounts included in interest expense. The Group recognized an asset ceiling limitation in the amount of EUR 1 195 million (EUR 1 030 million in 2019). Recognized in the income statement Recognized in the consolidated income statement for the years ended December 31: 2020 2019 2018 EURm (1) Included in operating expenses within the consolidated income statement. (2) Included in financial expenses within the consolidated income statement. Recognized in other comprehensive income Recognized in other comprehensive income for the years ended December 31: EURm 2020 2019 2018 Actuarial assumptions and sensitivity analysis Actuarial assumptions Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. The discount rates and mortality tables used for the significant plans: 2020 2019 2020 Discount rate % Mortality table (1) Tables are adjusted with 1.5% long-term rate of improvement. The principal actuarial weighted average assumptions used for determining the defined benefit obligation: % 2020 2019 (1) Actuarial assumptions used for determining the defined benefit obligation – United States. 168 NOKIA IN 2020 196 Discount rate for determining present values Annual rate of increase in future compensation levels Pension growth rate Inflation rate Healthcare costs trend rate assumed for next year(1) Healthcare cost trend rate assumed for next year (excluding post-employment dental benefits)(1) Terminal growth rate(1) Year that the rate reaches the terminal growth value(1) Weighted average duration of defined benefit obligations 1.7 2.5 1.9 0.3 1.9 6.1 6.2 4.4 2028 10 yrs 1.9 0.3 1.8 4.9 5.0 4.4 2028 11 yrs United States Germany United Kingdom(1) Total weighted average for all countries 1.9 2.8 0.8 1.9 2.5 Pri–2012 w/MP–2020 mortality projection scale 0.4 Heubeck 2018G 1.3 CMI 2019 1.7 Return on plan assets, excluding amounts included in interest income Gain from change in demographic assumptions (Loss)/gain from change in financial assumptions Experience gain Change in asset ceiling, excluding amounts included in interest expense 2 476 2 291 (987) 813 80 (2 391) 1 298 71 79 (370) (82) 288 (2 007) 100 (233) Total 624 414 388 Current service cost(1) Past service cost(1) Net Interest(2) Settlements(1) Other 211 153 163 (140) 52 9 15 9 – –4 (63) – 5 – Total 153 31 234

Financial statements Sensitivity analysis When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions, the present value of the defined benefit obligation is calculated using the projected unit credit method. The sensitivity analyses are based on a change in an assumption while holding all other assumptions constant and may not be representative of the actual impact of changes. If more than one assumption is changed simultaneously, the combined impact of changes would not necessarily be the same as the sum of the individual changes. If the assumptions change to a different level compared with that presented, the effect on the defined benefit obligation may not be linear. Increases and decreases in the principal assumptions, which are used in determining the defined benefit obligation, do not have a symmetrical effect on the defined benefit obligation primarily due to the compound interest effect created when determining the net present value of the future benefit. The sensitivity of the defined benefit obligation to changes in the principal assumptions: Increase in assumption(1) EURm Decrease in assumption(1) EURm Change in assumption Discount rate for determining present values Annual rate of increase in future compensation levels Pension growth rate Inflation rate Healthcare cost trend rate Life expectancy 1.0% 1.0% 1.0% 1.0% 1.0% 1 year 2 240 (127) (551) (596) (20) (978) (2 749) 111 438 501 19 908 (1) Positive movement indicates a reduction in the defined benefit obligation; a negative movement indicates an increase in the defined benefit obligation. Investment strategies The overall pension investment objective of the Group is to preserve or enhance the pension plans’ funded status through the implementation of an investment strategy that maximizes return within the context of minimizing funded status risk. In formulating the asset allocation for the plans, multiple factors are considered, including, but not limited to, the long-term risk and return expectations for a variety of asset classes as well as current and multi-year projections of the pension plans’ demographics, benefit payments, contributions and funded status. Local trustee boards are responsible for conducting Asset-Liability studies, when appropriate; overseeing the investment of plan assets; and monitoring and managing associated risks under company oversight and in accordance with local law. The results of the Asset-Liability framework are implemented on a plan level. The Group’s pension investment managers may use derivative financial instruments including futures contracts, forward contracts, options and interest rate swaps to manage market risk. The performance and risk profile of investments is regularly monitored on a standalone basis as well as in the broader portfolio context. One risk is a decline in the plan’s funded status as a result of the adverse performance of plan assets and/or defined benefit obligations. The application of the Asset-Liability Model study focuses on minimizing such risks. Disaggregation of plan assets 2020 2019 EURm Quoted Unquoted Total % Quoted Unquoted Total % (1) The comparative amounts for 2019 have been changed to reflect a revised classification within one pension trust as follows: quoted equity securities increased by EUR 76 million, unquoted equity securities increased by EUR 114 million, unquoted fixed income securities increased by EUR 20 million, quoted real estate increased by EUR 103 million, unquoted real estate decreased by EUR 340 million and quoted short-term investments increased by EUR 27 million. (2) The comparative amounts for defined benefit obligation and fair value of plan assets have been changed for 2019 by EUR 117 million to reflect the December benefit payments paid out in January. Most short-term investments including cash, equities and fixed-income securities have quoted market prices in active markets. Equity securities represent investments in equity funds and direct investments, which have quoted market prices in an active market. Fixed income securities represent investments in government and corporate bonds, as well as investments in bond funds, which have quoted market prices in an active market. Fixed income securities may also comprise investments in funds and direct investments. Insurance contracts are customary pension insurance contracts structured under domestic law in the respective countries. Real estate investments are investments in commercial properties or real estate funds which invest in a diverse range of real estate properties. Short-term investments are liquid assets or cash, which are being held for a short period of time, with the primary purpose of controlling the tactical asset allocation. Private equity and other includes commodities as well as alternative investments, including derivative financial instruments. NOKIA IN 2020 169 197 Equity securities(1) Fixed income securities(1) Insurance contracts Real estate(1) Short-term investments(1)(2) Private equity and other 1 198 110 1 308 5 1 039 114 1 153 4 19 294 133 19 427 74 –841 841 3 103 1 095 1 198 5 902 75 977 4 131 2 570 2 701 10 18 666 139 18 805 73 –793 793 3 101 1 094 1 195 5 738 173 911 4 130 2 546 2 676 10 Total 20 833 4 855 25 688 100 21 469 4 828 26 297 100

Notes to consolidated financial statements continued United States plan assets United States plan asset target and actual allocation range of the pension and Opeb trust by asset category as of December 31, 2020: Pension target allocation range Percentage of plan assets Opeb target allocation Percentage of post-employment plan assets % The majority of the Group’s United States pension plan assets are held in a master pension trust. The Opeb plan assets are held in two separate trusts. The Pension & Benefits Investment Committee formally approves the target allocation ranges every few years on the completion of the asset-liability study by external advisors and internal investment management. The overall United States pension plan asset portfolio, as of December 31, 2020, reflects a balance of investments split of approximately 20/80 between equity, including alternative investments for this purpose, and fixed income securities. Future cash flows Contributions Group contributions to the pension and other post-employment benefit plans are made to facilitate future benefit payments to plan participants. The funding policy is to meet minimum funding requirements as set forth in the employee benefit and tax laws, as well as any such additional amounts as the Group may determine appropriate. Contributions are made to benefit plans for the sole benefit of plan participants. Employer contributions expected to be paid in 2021 total EUR 83 million. United States pension plans Funding methods Funding requirements for the three United States qualified defined benefit pension plans are determined by the applicable statutes, namely the Employee Retirement Income Security Act of 1974 (ERISA), the Internal Revenue Code of 1986, and regulations issued by the Internal Revenue Service (IRS). In determining funding requirements, ERISA allows assets to be either market value or an average value over a period of time; and liabilities to be based on spot interest rates or average interest rates over a period of time. For the non-represented, represented and formerly represented pension plans, the Group does not foresee any future funding requirement for regulatory funding purposes, given the plans’ asset allocation and the level of assets compared to liabilities. Post-employment healthcare benefits for both non-represented and formerly union represented retirees are capped for those who retired on or before March 1, 1990. The benefit obligation associated with this group of retirees is 94% of the total United States retiree healthcare obligation as of December 31, 2020. The US government’s Medicare program is the primary payer for those aged 65 and older, comprising almost all uncapped retirees. Section 420 transfers Section 420 of the U.S. Internal Revenue Code (Section 420) allows for the transfer of pension assets in excess of specified thresholds above the plan’s funding obligation (excess pension assets) to a retiree health benefits account, a retiree life insurance account, or both, maintained within the pension plan and to use the assets in such accounts to pay for, or to reimburse the employer for the cost of providing, applicable health or life insurance benefits, each as defined in Section 420, for retired employees, and with respect to health benefits, their spouses and dependents. Employers making such transfers are required to continue to provide healthcare benefits or life insurance coverage, as the case may be, for a certain period of time (cost maintenance period) at levels prescribed by regulations. For retirees who, when actively employed, were represented by the CWA or the IBEW, the Group expects to fund the entire current retiree healthcare and group life insurance obligations with Section 420 transfers from excess pension assets in the formerly represented pension plan. This is considered as a refund from the pension plan when setting the asset ceiling. For retirees who were not represented by the CWA or IBEW (non-represented retirees), the Group expects to be able to fund some portion of the current retiree group life insurance obligation with Section 420 transfers from excess pension assets in the non-represented pension plan. Section 420 is currently set to expire on December 31, 2025. 170 NOKIA IN 2020 198 Equity securities Fixed income securities Real estate Short-term investments Private equity and other 0 – 6 3 47 47 77 – 87 80 15 15 4 – 8 5 –– ––38 38 6 – 13 12 –– Total 100 100 100 100

Financial statements Benefit payments The following table summarizes expected benefit payments from the pension plans and other post-employment benefit plans until 2030. Actual benefit payments may differ from expected benefit payments. Direct benefit payments US Pension US Opeb Other countries Total Formerly union represented Non-union represented EURm Management Occupational Supplemental plans 2021 2022 2023 2024 2025 2026-2030 1 061 941 900 860 819 3 526 264 224 212 199 187 761 23 23 22 22 21 97 111 101 87 73 63 298 50 51 52 52 53 269 288 272 329 283 290 1 489 1 797 1 612 1 602 1 489 1 433 6 440 Benefits are paid from plan assets where there is sufficient funding available to the plan to cover the benefit obligation. Any payments in excess of the plan assets are paid directly by the Group. Direct benefit payments expected to be paid in 2021 total EUR 97 million. 28. Accrued expenses, deferred revenue and other liabilities Non-current EURm 2020 2019 Current EURm 2020 2019 (1) Non-current deferred revenue of EUR 460 million (EUR 615 million in 2019) and current deferred revenue of EUR 155 million (EUR 155 million in 2019) relates to an IP licensing contract which was determined to be a completed contract as defined in the transition guidance of IFRS 15, Revenue from Contracts with Customers. (2) Discount accruals represent customer credits without any outstanding future performance obligations. Other accruals include accrued logistics, research and development, IT, interest and royalty expenses, as well as various amounts that are individually insignificant. NOKIA IN 2020 171 199 Deferred revenue(1) Salaries, wages and social charges VAT and other indirect taxes Discount accruals(2) Accrued expenses related to customer projects Other 155 155 1 236 359 385 496 692 1 362 337 747 475 645 Total 3 721 3 323 Deferred revenue(1) Salaries, wages and social charges Other 460 615 45 52 45 36 Total 541 712

Notes to consolidated financial statements continued 29. Provisions Project Divestment-Material EURm Restructuring Warranty Litigation Environmental losses related liability Other Total (1) The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 81 million remained in accrued expenses as of December 31, 2020. Restructuring provision The Group provides for the estimated cost to restructure when a detailed formal plan of restructuring has been completed, approved by management, and announced. Restructuring costs consist primarily of personnel restructuring charges. The other main components are costs associated with exiting real estate locations, and costs of terminating certain other contracts directly linked to the restructuring. As of December 31, 2020, the restructuring provision amounted to EUR 441 million including personnel and other restructuring costs. The provision consists primarily of amounts related to the announcements made by the Group on April 6, 2016 and October 25, 2018. The majority of the restructuring cash outflows is expected to occur over the next two years. Warranty provision The Group provides for the estimated liability to repair or replace products under standard warranty at the time revenue is recognized. The provision is an estimate based on historical experience of the level of repairs and replacements. Cash outflows related to the warranty provision are generally expected to occur within the next 18 months. Litigation provision The Group provides for the estimated future settlements related to litigation based on the probable outcome of the claims. Cash outflows related to the litigation provision are inherently uncertain and generally occur over several periods. For a presentation of certain legal matters potentially affecting the Group, refer to Note 30, Commitments, contingencies and legal proceedings. Environmental provision The Group provides for estimated costs of environmental remediation relating to soil, groundwater, surface water or sediment contamination when the Group becomes obliged, legally or constructively, to rectify the environmental damage, or to perform restorative work. The environmental provision includes estimated costs to sufficiently clean and refurbish contaminated sites, to the extent necessary and, where necessary, continue surveillance at sites where the environmental remediation exposure is less significant. Cash outflows related to the environmental liability are inherently uncertain and generally occur over several periods. Project loss provision The Group provides for onerous contracts based on the lower of the expected cost of fulfilling the contract and the expected cost of terminating the contract. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Project loss provisions relate to contracts with customers and are evaluated at a contract level. The majority of the project loss provision utilization is expected to occur over the next two years. Divestment-related provision The Group provides for indemnifications it is required to make to the buyers of its disposed businesses. Cash outflows related to the divestment-related provision are inherently uncertain. Material liability provision The Group recognizes the estimated liability for non-cancellable purchase commitments for inventory in excess of forecasted requirements at each reporting date. Cash outflows related to the material liability provision are expected to occur over the next 12 months. Other provisions The Group provides for various legal and constructive obligations such as indirect tax provisions, employee-related provisions other than restructuring provisions and asset retirement obligations. Cash outflows related to other provisions are generally expected to occur over the next two years. 172 NOKIA IN 2020 200 As of January 1, 2020 377 167 75 127 50 51 81 281 1 209 Translation differences Reclassification Charged to income statement: Additions Reversals (2)–(8)(7)(2)–(1)(34)(54) –––––––8 8 503 201 25 7 244 –143 54 1 177 (49) (23)(6) –(2)(2) (56)(43)(181) Total charged to income statement Utilized during year(1) 454 178 19 7 242 (2)87 11 996 (388)(125)(13)(14)(14)–(37)(36)(627) As of December 31, 2020 441 220 73 113 276 49 130 230 1 532 Non-current Current 263 20 14 88 161 43 33 114 736 178 200 59 25 115 6 97 116 796

Financial statements 30. Commitments, contingencies and legal proceedings Contractual obligations Payments due for contractual obligations as of December 31, 2020, by due date: EURm Within 1 year Between 1 and 3 years Between 3 and 5 years More than 5 years Total Purchase obligations(1) 2 780 159 109 4 3 052 (1) Includes inventory purchase obligations, service agreements and outsourcing arrangements. Additionally, the Group has committed lease contracts that have not yet commenced as of December 31, 2020. The future lease payments for these non-cancellable lease contracts are EUR 4 million within one year, EUR 71 million within two to five years and EUR 106 million thereafter. Guarantees and other contingent commitments EURm 2020 2019 (1) In commercial guarantees, the Group reports guarantees that are issued in the normal course of business to the Group’s customers for the performance of the Group’s obligations under supply agreements, including tender bonds, performance bonds and warranty bonds. (2) In corporate guarantees, the Group reports guarantees with primary obligation that have been issued to the Group’s customers and other third parties. (3) Customer finance commitments are available under loan facilities negotiated with customers. Availability of the facility is dependent upon the borrower’s continuing compliance with the agreed financial and operational covenants, and compliance with other administrative terms of the facility. The loan facilities are primarily available to fund capital expenditure relating to purchases of network infrastructure equipment and services. Refer to Note 36, Financial risk management. (4) As a limited partner in NGP Capital and certain other funds making technology-related investments, the Group is committed to capital contributions and entitled to cash distributions according to the respective partnership agreements and underlying fund activities. (5) Other contingent liabilities and financing commitments exclude committed lease contracts that have not yet commenced and purchase obligations. The amounts in the table above represent the maximum principal amount of commitments and contingencies, and these amounts do not reflect management’s expected outcomes. Legal matters A number of Group companies are and will likely continue to be subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding intellectual property, product liability, sales and marketing practices, commercial disputes, employment and wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy matters and compliance. As a result, the Group may incur substantial costs that may not be covered by insurance and could affect business and reputation. While management does not expect any of the legal proceedings it is currently aware of to have a material adverse effect on the Group’s financial position, litigation is inherently unpredictable and the Group may in the future incur judgments or enter into settlements that could have a material adverse effect on its profitability and cash flows. Litigation and proceedings Mass labor litigation in Brazil The Group is defending against a number of labor claims in various Brazilian labor courts. Plaintiffs are former employees whose contracts were terminated after the Group exited from certain managed services contracts. The claims mainly relate to payments made under, or in connection with, the terminated labor contracts. The Group has closed the majority of the court cases through settlement or judgment. Asbestos litigation in the United States The Group is defending approximately 300 asbestos-related matters, at various stages of litigation. The claims are based on premises liability, products liability, and contractor liability. The claims also involve plaintiffs allegedly diagnosed with various diseases, including but not limited to asbestosis, lung cancer, and mesothelioma. Securities Class Action A litigation was filed on April 19, 2019, against the Group and certain executives in the United States relating to allegations of the Group making false and misleading statements and omissions concerning its progress of integration of Alcatel-Lucent, including compliance practices identified during the integration process and disclosed in the Group’s Annual Report on Form 20-F filed on March 21, 2019. The complaint was subsequently amended to include allegations of the Group making false and misleading statements and omissions concerning the Group’s readiness for the transition to fifth generation wireless technology. NOKIA IN 2020 173 201 Contingent liabilities on behalf of Group companies Guarantees issued by financial institutions Commercial guarantees(1) Non-commercial guarantees Corporate guarantees(2) Commercial guarantees(1) Non-commercial guarantees Financing commitments Customer finance commitments(3) Venture fund commitments(4) Other contingent liabilities and financing commitments(5) Other guarantees and financing commitments 1 190 531 969 54 303 244 15 1 107 450 453 53 180 189 11

Notes to consolidated financial statements continued Intellectual property rights litigation Daimler litigations In March 2019, the Group commenced patent infringement proceedings against Daimler in Germany. The Group has asserted ten Nokia patents relevant to the 3G and 4G cellular standards in three German regional courts against Daimler’s connected cars. Two Nokia patents have been held to be infringed by Daimler and injunctions granted. The Group has not sought to enforce either of these injunctions and the litigations, including appeals, remain ongoing. In November 2020, one of the cases was stayed pending a referral to the Court of Justice of the European Union on questions relating to standard essential patent litigation. Continental US litigation In May 2019, Continental Automotive Systems filed a lawsuit in the United States against the Group and three other defendants relating to an alleged breach of FRAND obligations and a refusal to license component suppliers. In September 2020, all antitrust and state law claims were dismissed in a district court in favour of the Group and other defendants. Continental has filed a notice of appeal. Lenovo In September and October 2019, the Group commenced patent infringement proceedings against Lenovo in Germany, India and the United States, with additional proceedings filed in the US International Trade Commission (USITC) and Brazil in July 2020. Across these actions, there are 19 Nokia patents in suit, covering video coding technologies used in Lenovo’s laptop, PC and tablet products. In September 2020, a district court in the United States issued an order staying all deadlines until the determination of the USITC investigation becomes final. In September 2020, a regional court in Germany ruled that Lenovo was infringing one of Nokia’s standard essential patents and issued an injunction. In October 2020, Nokia enforced the injunction against Lenovo. A higher regional court in Germany stayed that enforcement pending the outcome of the appeal. In December 2020, Lenovo filed an action in the United States against the Group asserting various claims alleging breach of RAND obligations and seeking that these patents be declared unenforceable. 31. Notes to the consolidated statement of cash flows EURm 2020 2019 2018 (1) Includes continuing and discontinued operations. (2) Adjustments represent the non-cash portion of the restructuring charges recognized in the consolidated income statement. The Group had no material non-cash investing or financing transactions in any of the years presented. 174 NOKIA IN 2020 202 Adjustments for(1) Depreciation and amortization Share-based payments Impairment charges Restructuring charges(2) Profit from non-current investments Profit on sale of property, plant and equipment, net Share of results of associated companies and joint ventures Financial income and expenses Income tax expense (Gain)/loss on the sale of businesses Other operating income and expenses 1 660 1 455 81 68 102 55 397 238 (50) (44) (15) (16) (12) (12) 283 232 140 64 (4)24 45 29 1 132 76 246 454 (61) (3) (26) 167 3 254 – 28 Total 5 267 2 627 2 093

Financial statements 32. Group companies The Group's subsidiaries as of December 31, 2020: Parent holding % Group ownership interest % Country of incorporation Company name Finland Comptel Communications Oy Comptel Oy Nokia Innovations Oy Nokia Investments Oy Nokia Solutions and Networks Asset Management Oy Nokia Solutions and Networks Branch Operations Oy Nokia Solutions and Networks Oy Nokia Technologies Oy Nokia Teknologia Oy Vertu Holdings Oy Nokia Siemens Networks Afghanistan LLC Nokia Siemens Networks Algérie SARL Alcatel-Lucent Angola, Limitada Nokia Solutions and Networks Argentina S.A. Nokia Solutions and Networks CJSC Mesaplexx Pty Ltd Nokia Services Limited Nokia Solutions and Networks Australia Pty Ltd Radio Frequency Systems Pty Limited IRIS Telecommunication Austria GmbH Nokia Solutions and Networks Holding Österreich GmbH Nokia Solutions and Networks Österreich GmbH Nokia Solutions and Networks Baku LLC Nokia Solutions and Networks Bangladesh Limited Nokia Solutions and Networks LLC Nokia Bell NV Nokia International Belgium BV Alcatel-Lucent Benin SA Nokia Solutions and Networks Bolivia S.A. Nokia Solutions and Networks d.o.o. Banja Luka Nokia Solutions and Networks d.o.o., Sarajevo Alcatel Submarine Networks Brazil Ltda. Nokia Solutions and Networks do Brasil Telecomunicações Ltda. RFS Brasil Telecomunicacoes Ltda Comptel Communications EOOD Nokia Solutions and Networks EOOD Alcatel-Lucent Submarine Networks (Cabo Verde), Lda Societe de Telecommunication Camerounaise – Sotelcam Nokia Canada Inc. Nokia Solutions and Networks Chile Ltda. Alcatel-Lucent Beijing Technologies Co., Ltd Alcatel-Lucent Shanghai Bell Information Products Co., Ltd. Alcatel-Lucent Sichuan Bell Communication System Co., Ltd. Hunan Huanuo Technology Co. Ltd. Lucent Technologies Investment Co. Ltd. Lucent Technologies Nanjing Telecommunications Co., Ltd. Lucent Technologies Optical Networks (China) Ltd. Lucent Technologies Qingdao Telecommunications Enterprises Co., Ltd. Lucent Technologies Qingdao Telecommunications Equipment, Ltd. Lucent Technologies Qingdao Telecommunications Systems Ltd. Nokia (Shanghai) Enterprise Management Co., Ltd. Nokia Networks (Chengdu) Co.,Ltd. Nokia Shanghai Bell Co., Ltd.(1) Nokia Shanghai Bell Software Co., Ltd. Nokia Solutions and Networks (Shanghai) Ltd. Nokia Solutions and Networks (Suzhou) Co., Ltd. Nokia Solutions and Networks (Suzhou) Supply Chain Service Co., Ltd. – – 100.0 100.0 – – 100.0 100.0 100.0 100.0 – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 50.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 50.0 100.0 100.0 100.0 99.6 100.0 100.0 50.0 50.0 50.0 50.0 100.0 100.0 100.0 100.0 100.0 51.0 100.0 50.0 50.0 50.0 100.0 100.0 100.0 Afghanistan Algeria Angola Argentina Armenia Australia Austria Azerbaijan Bangladesh Belarus Belgium Benin Bolivia Bosnia and Herzegovina Brazil Bulgaria Cabo Verde Cameroon Canada Chile China NOKIA IN 2020 175 175

Notes to consolidated financial statements continued Parent holding % Group ownership interest % Country of incorporation Company name Nokia Solutions and Networks Investment (China) Co. Ltd. Nokia Solutions and Networks System Technology (Beijing) Co., Ltd. Nokia Technologies (Beijing) Co., Ltd. RFS Radio Frequency Systems (Shanghai) Co., Ltd. RFS Radio Frequency Systems (Suzhou) Co., Ltd. Nokia Solutions and Networks Colombia Ltda. Alcatel Centroamerica S.A. Nokia Costa Rica S.A. Nokia Solutions and Networks d.o.o. Nokia Solutions and Networks Czech Republic, s.r.o. Alcatel Submarine Networks Denmark ApS Nokia Denmark A/S Nokia Dominican Republic, S.A.S. Nokia Solutions and Networks Ecuador S.A. Nokia Egypt S.A.E. Nokia El Salvador, S.A. de C.V. Nokia Solutions and Networks OÜ Alcatel Lucent S.A.S. Alcatel Submarine Networks Marine S.A.S. Alcatel Submarine Networks S.A.S. Alcatel-Lucent International, S.A. Alcatel-Lucent Participations Chine S.A.S. Alcatel-Lucent Participations S.A. Antelec S.A.S. Camilec S.A.S. Dixhuitelec S.A.S. Dixneufelec S.A.S. Electro Finance S.A. Evolium S.A.S. IRIS Telecommunication France SAS Nokia Bell Labs France S.A.S. Radio Frequency Systems France S.A.S. Alcatel SEL Unterstützungs GmbH ATG Germany GmbH Intellisync Deutschland GmbH IRIS Telecommunication GmbH Nokia Asset Verwaltungsgesellschaft mbH Nokia Display Technics GmbH i.L. Nokia Electronics Bochum GmbH i.L. Nokia Kunststofftechnik GmbH i.L. Nokia Solutions and Networks GmbH & Co. KG Nokia Solutions and Networks International Holding GmbH Nokia Solutions and Networks Management GmbH Nokia Technology GmbH Nokia Unterstützungsgesellschaft GmbH Radio Frequency Systems GmbH RFS Holding GmbH Nokia Solutions and Networks Hellas Single Member S.A. Nokia Operations de Guatemala, S.A. Nokia Solutions and Networks Honduras, S.A. Alcatel Submarine Networks Hong Kong Limited Alcatel-Lucent China Limited Nokia Shanghai Bell (Hong Kong) Limited Nokia Solutions and Networks H.K. Limited OZ Communications HK Limited Nokia Solutions and Networks Kft. Nokia Solutions and Networks TraffiCOM Kft. Alcatel-Lucent India Limited Alcatel-Lucent Managed Solutions India Private Limited C-Dot Alcatel-Lucent Research Centre Private Limited – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – 100.0 50.0 100.0 50.0 50.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 50.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 50.0 50.0 100.0 100.0 100.0 100.0 100.0 50.0 100.0 100.0 100.0 99.0 100.0 100.0 51.0 Colombia Costa Rica Croatia Czech Republic Denmark Dominican Republic Ecuador Egypt El Salvador Estonia France Germany Greece Guatemala Honduras Hong Kong Hungary India 176 NOKIA IN 2020 176

Financial statements Parent holding % Group ownership interest % Country of incorporation Company name Comptel Communications India Private Limited Mformation Software Technologies India Pvt Ltd Nokia India Private Limited Nokia Solutions and Networks India Private Limited RFS India Telecom Private Limited P.T. Lucent Technologies Network Systems Indonesia P.T. Nokia Solutions and Networks Indonesia Pishahang Communications Networks Development Company (Private Joint Stock) Nokatus Insurance Company Designated Activity Company (DAC) Nokia Ireland Limited Nokia Solutions and Networks Ethernet Services Ltd. Nokia Solutions and Networks Israel Ltd. Nokia Solutions and Networks Italia S.p.A. Nokia Solutions and Networks S.p.A. RFS Italia SRL Nokia Jamaica Limited Nokia Innovations Japan G.K. Nokia Solutions and Networks Japan G.K. “Nokia Solutions and Networks Kazakhstan” LLP Alcatel-Lucent East Africa Limited Nokia Solutions and Networks Kuwait Company W.L.L Nokia Shanghai Bell Lao Sole Co. Ltd. Nokia Solutions and Networks SIA UAB Nokia Solutions and Networks Telettra International SA Comptel Communications Sdn Bhd Nokia Services and Networks Malaysia Sdn. Bhd. Nokia Operations de México S.A. de C.V. Radio Frequency Systems de Mexico S.A. de C.V. “Nokia Solutions and Networks” S.R.L. Nokia Solutions and Networks Morocco SARL Nokia Solutions and Networks Myanmar Limited Alcatel-Lucent RT International B.V. Alcatel-Lucent Services International B.V. Nokia Solutions and Networks B.V. Nokia Solutions and Networks Nederland B.V. SRA Computer C.V. Nokia New Zealand Limited Lucent Technologies Nicaragua, S.A. Nokia Solutions and Networks Nicaragua S.A. Alcatel-Lucent Nigeria Limited Nokia Solutions and Networks Nigeria Ltd. Alcatel Submarine Networks Norway AS Nokia Solutions and Networks Norge AS Alcatel-Lucent Pakistan Limited Nokia Solutions and Networks Pakistan (Private) Limited Nokia Paraguay S.A. Nokia Solutions and Networks Peru S.A. Comptel Palvelut Philippines Inc. Lucent Technologies Philippines Inc. Nokia Shanghai Bell Philippines, Inc. Nokia Solutions and Networks Philippines, Inc. Nokia Technology Center Philippines, Inc. IRIS Telecommunication Poland sp. z o.o. Nokia Solutions and Networks Sp. z.o.o Alcatel-Lucent Portugal, S.A. Nokia Solutions and Networks Portugal S.A. Nokia Puerto Rico Inc. – – 100.0 – – – – – 100.0 100.0 100.0 100.0 50.0 100.0 100.0 90.0 Indonesia Iran Ireland 100.0 – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – 100.0 100.0 100.0 100.0 100.0 100.0 50.0 100.0 100.0 100.0 100.0 100.0 49.0 50.0 100.0 100.0 100.0 100.0 100.0 100.0 50.0 100.0 100.0 100.0 50.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 90.0 100.0 100.0 100.0 100.0 100.0 50.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 Israel Italia Jamaica Japan Kazakhstan Kenya Kuwait Lao Peoples Democratic Republic Latvia Liettua Luxembourg Malaysia Mexico Moldova Morocco Myanmar Netherlands New Zealand Nicaragua Nigeria Norway Pakistan Paraguay Peru Philippines Poland Portugal Puerto Rico NOKIA IN 2020 177 177

Notes to consolidated financial statements continued Parent holding % Group ownership interest % Country of incorporation Company name Romania Nokia Networks S.R.L. S.C. Datatim SA Alcatel-Lucent Training Center Nokia Solutions and Networks Joint Stock Company Nokia Solutions and Networks Limited Liability Company OOO “RTK – Network Technologies” OOO Alcatel-Lucent RT Alcatel-Lucent Saudi Arabia Co., Ltd. Nokia West and Central Africa SA Nokia Solutions and Networks Serbia d.o.o. Beograd Nokia Solutions and Networks Singapore Pte. Ltd. Radio Frequency Systems (S) Pte Ltd Nokia Slovakia, A.S. Nokia Solutions and Networks, telekomunikacijske resitve, d.o.o. Nokia Solutions and Networks South Africa Pty. Ltd. Nokia South Africa (Pty) Ltd Radio Frequency Systems (Africa) Pty Ltd Nokia Solutions and Networks Korea Ltd. Nokia Spain, S.A. Nokia Transformation, Engineering & Consulting Services Spain S.L.U. Nokia Solutions and Networks Lanka (Private) Limited Mobile Imaging In Sweden AB i likvidation Nokia Solutions and Networks AB Alcatel-Lucent Trade International AG Nokia Solutions and Networks Schweiz AG Nokia Solutions and Networks Taiwan Co., Ltd. Taiwan International Standard Electronics Limited Nokia Solutions and Networks Tanzania Limited Lucent Technologies Networks (Thailand) Limited Nokia (Thailand) Co., Ltd. Nokia Solutions and Networks CCC Nokia Solutions and Networks Tunisia SA Alcatel Lucent Teletas Telekomunikasyon A.S. IRIS Telekomünikasyon Mühendislik Hizmetleri A.S. Nokia Solutions Networks Iletisim A.S. Alcatel-Lucent Ukraine SC LLC “Nokia Solutions and Networks Ukraine” Alcatel Lucent Middle East North Africa DMCC Nokia Solutions and Networks MEA FZ-LLC Alcad Limited Alcatel IP Networks Limited Alcatel Submarine Networks UK Ltd Alcatel-Lucent Centro Caribbean Holding Limited Alcatel-Lucent Pension Trustees Limited Alcatel-Lucent UK Limited Apertio Ltd. Comptel Communications Holdings Limited Comptel Communications Limited Epistrophe Limited Europe*Star Limited Invergence Ltd. IRIS Service Delivery UK Ltd Mesaplexx Limited Nokia Solutions and Networks UK Limited Nokia Technologies (UK) Limited Nokia UK Limited R.F.S. (UK) Limited STC Symbian Limited – – – – – – – – – – – – – – – – – – – – – 100.0 – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – 99.2 94.0 66.0 100.0 100.0 49.0 50.0 100.0 100.0 100.0 100.0 50.0 100.0 100.0 100.0 69.9 50.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 60.0 100.0 27.0 100.0 100.0 100.0 65.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 99.0 100.0 100.0 100.0 100.0 100.0 95.0 100.0 100.0 100.0 100.0 100.0 100.0 50.0 100.0 100.0 Russia Saudi Arabia Senegal Serbia Singapore Slovakia South Africa South Korea Spain Sri Lanka Sweden Switzerland Taiwan Tanzania Thailand Tunisia Turkey Ukraine United Arab Emirates United Kingdom 178 NOKIA IN 2020 178

Financial statements Parent holding % Group ownership interest % Country of incorporation Company name United States Alcatel Submarine Networks USA Inc. Alcatel-Lucent Americas Holdings Inc. Alcatel-Lucent International Holdings Inc. Bell Laboratories Inc. Elenion Technologies LLC ETA Devices, Inc. Intellisync LLC Lucent Technologies GRL LLC Lucent Venture Partners Inc. MRAC, Inc. Nassau Metals Corporation Nokia Apps Distribution LLC Nokia Innovations US LLC Nokia Investment Management Corporation Nokia of America Corporation Nokia US Holdings Inc. Radio Frequency Systems, Inc. SAC AE Design Group, Inc. SAC Wireless of CA, Inc. SAC Wireless, LLC Western Electric Company, Inc. Western Electric International Inc. Nokia Uruguay S.A. Nokia Solutions and Networks Tashkent LLC Alcatel de Venezuela C.A. Nokia Solutions and Networks Venezuela C.A. Alcatel-Lucent Vietnam Limited Nokia Solutions and Networks Technical Services Vietnam Company Limited – – – – – – 100.0 – – – – – – – – – – – – – – – – – – – – – 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 50.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 100.0 Uruguay Uzbekistan Venezuela Vietnam (1) Nokia Shanghai Bell Co., Ltd. is the parent company of the Nokia Shanghai Bell Group of which the Nokia Group owns 50% plus one share with China Huaxin, an entity controlled by the Chinese government, holding the remaining ownership interests. Refer to Note 33, Significant partly-owned subsidiaries. The Group’s associated companies as of December 31, 2020: Parent holding % Group ownership interest % Country of incorporation Company name Finland Austria China HMD global Oy TETRON Sicherheitsnetz Errichtungs-und BetriebsgmbH Alcatel Shenyang Telecommunication Co., Ltd. Beijing Wang Nuo Xing Yun Technology Co., Ltd. Fujian FUNO Mobile Communication Technology Co.,Ltd Nokia Solutions and Networks Neusoft CommTech Co., Ltd. Shanghai Alcatel Network Support Systems Co., Ltd. Zhejiang Bell Technical Co., Ltd. Copal, S.A. Cibair S.A.S. III – V LAB Logistics Warehousing Systems GmbH TD Tech Holding Limited Tango Telecom Limited MobiRail V.O.F. ITT Nigeria Limited Nexera Holding Sp. Z.o.o. Nokia Solutions and Networks Al-Saudia Co. Limited Innovis Holdings Pte Noksel Celik Boru Sanayi A.S. Thales Rail Signalling Solutions S.L.U. ve Alcatel Lucent Teletas A.S. Is Ortakligi Velocix Solutions Limited MobileMedia Ideas LLC – – – – – – – – – – – – – – – – – – – 20.00 – – – 10.10 35.00 27.50 25.00 49.00 27.00 25.50 20.00 49.00 19.00 40.00 20.00 51.00 20.00 50.00 40.00 14.43 49.00 27.30 20.00 25.60 20.00 40.00 Cuba France Germany Hong Kong Ireland Netherlands Nigeria Poland Saudi Arabia Singapore Turkey United Kingdom United States Nokia Corporation has one branch Nokia Oyj, Succursale de Lancy, which is located in Switzerland. NOKIA IN 2020 179 179

Notes to consolidated financial statements continued 33. Significant partly-owned subsidiaries The Group holds an ownership interest of 50% plus one share in Nokia Shanghai Bell’s parent company, Nokia Shanghai Bell Co., Ltd. (NSB), with China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) holding the remaining ownership interests. The Group applied judgment to conclude that it is able to control NSB based on an assessment of various factors including the ability to nominate key management personnel, decision-making related to the management of NSB operations and the Group’s exposure to variable returns from NSB. In 2017, the Group entered into a contractual arrangement providing China Huaxin with the right to fully transfer its ownership interest in NSB to the Group and the Group with the right to purchase China Huaxin’s ownership interest in NSB in exchange for a future cash settlement. To reflect this, the Group derecognized the non-controlling interest balance related to NSB and recognized a financial liability based on the estimated future cash settlement. The financial liability is measured based on the expected future cash settlement to acquire the non-controlling interest in NSB. The measurement of the financial liability is complex as it involves estimation of the option exercise price and the distribution of excess cash balances upon exercise. The Group decreased the value of the financial liability to reflect a change in estimate of the future cash settlement resulting in the recognition of a EUR 79 million gain (EUR 64 million in 2019) in financial income and expenses. As of December 31, 2020, the expected future cash settlement amounted to EUR 420 million (EUR 639 million in 2019). Financial information for the Nokia Shanghai Bell Group(1): EURm 2020 2019 (1) Financial information for the Nokia Shanghai Bell Group is presented before eliminations of intercompany transactions with the rest of the Group but after eliminations of intercompany transactions between entities within the Nokia Shanghai Bell Group. (2) Includes EUR 104 million (EUR 100 million in 2019) net sales to other Group entities. (3) Based on the contractual arrangement with China Huaxin, the Group does not recognize any non-controlling interest in NSB. (4) Includes a total of EUR 604 million (EUR 819 million in 2019) of cash and cash equivalents and current financial investments. (5) The distribution of the profits of NSB requires the passing of a special resolution by more than two-thirds of its shareholders, subject to a requirement that at least 50% of the after-tax distributable profits are distributed as dividends each year. (6) Includes EUR 144 million dividend paid to China Huaxin in 2020. 180 NOKIA IN 2020 204 Summarized income statement Net sales(2) Operating loss Loss for the year 2 013 (26) (47) 1 376 (3) (14) Loss for the year attributable to: Equity holders of the parent Non-controlling interests(3) (14) – (47) – Summarized statement of financial position Non-current assets Non-current liabilities 651 (192) 577 (150) Non-current net assets 427 459 Current assets(4) Current liabilities 1 984 2 669 (1 637) (1 228) Current net assets 756 1 032 Net assets(5) 1 183 1 491 Non-controlling interests(3) – – Summarized statement of cash flows Net cash from operating activities Net cash used in investing activities Net cash (used in)/from financing activities(6) 125 (87) 38 189 (26) (376) Net (decrease)/increase in cash and cash equivalents (213) 76

Financial statements 34. Investments in associated companies and joint ventures EURm 2020 2019 (1) In 2020, the Group acquired an ownership interest in HMD global Oy as a result of the equity conversion of the convertible loan. For more information, refer to Note 35, Related party transactions. (2) In 2020, impairments and share of results are presented in the share of results of associated companies and joint ventures line in the consolidated income statement. Shareholdings in associated companies and joint ventures comprise investments in unlisted companies. 35. Related party transactions The Group has related party transactions with pension funds, associated companies and joint ventures, and the management and the Board of Directors. Transactions and balances with companies over which the Group exercises control are eliminated on consolidation. Refer to Note 2, Significant accounting policies, and Note 32, Principal Group companies. Transactions with pension funds The Group has borrowings of EUR 43 million (EUR 69 million in 2019) from Nokia Unterstützungsgesellschaft mbH, the Group’s German pension fund, a separate legal entity. The loan bears interest at the rate of 6% per annum and its duration is pending until further notice by the loan counterparties even though they have the right to terminate the loan with a 90 day notice. In 2020, an amendment in the loan agreement was reached allowing an off-set to the loan balance of contributions, interest and benefit payments paid. The loan is included in short-term interest-bearing liabilities in the consolidated statement of financial position. For more information on the Group’s pension plans, refer to Note 27, Pensions and other post-employment benefits. Transactions with associated companies and joint ventures EURm 2020 2019 2018 The Group has a financing commitment of EUR 6 million (EUR 10 million in 2019) to an associated company. In 2016, the Group engaged in a strategic agreement with HMD global Oy based on which the Group determined that it exercised significant influence over HMD global Oy despite holding no voting power in it. The agreement covers branding rights and intellectual property licensing to grant HMD global Oy an exclusive global license to create Nokia-branded mobile phones and tablets for ten years. In 2019, the Group granted a convertible loan of EUR 60 million to HMD global Oy containing both a mandatory equity conversion element, as well as a call option held by the Group, to convert the loan into equity interest in HMD global Oy. In 2020, the Group acquired an ownership interest in HMD global Oy as a result of the equity conversion of the convertible loan and recorded an investment in associated companies of EUR 63 million. Management compensation Compensation information for the President and CEO: Cash incentive payments Share-based payment expenses(1) Base salary/fee Pension expenses EUR Total 2019 Rajeev Suri 1 300 000 637 163 2 265 547 353 846 4 556 556 2018 Rajeev Suri 1 050 000 873 862 1 978 268 312 607 4 214 737 (1) Represents the expense for all outstanding equity grants recorded during the year. (2) Upon stepping down from his role as CEO, the Group recorded termination benefits, EUR 5 122 317, for Rajeev Suri according to terms of his exit agreement. NOKIA IN 2020 181 205 2020 Pekka Lundmark, from August 1, 2020 Rajeev Suri, until July 31, 2020(2) 541 667 573 068 1 063 164 211 050 2 388 949 759 365 945 697 1 276 825 341 591 3 323 478 Share of results Dividend income Share of shareholders’ equity Sales Purchases Trade receivables Trade payables 22 12 12 6 1 165 145 153 167 (193) (159) 22 58 (38) (32) 5 233 115 (177) 31 (26) Net carrying amount as of January 1 Translation differences Acquisitions and additions(1) Disposals and deductions Impairments(2) Share of results(2) Dividends 165 145 3 13 – (2) 12 (6) (10) 68 (7) (4) 26 (5) Net carrying amount as of December 31 233 165

Notes to consolidated financial statements continued Total remuneration awarded to the Group Leadership Team for their time as members of the Group Leadership Team: EURm 2020 2019 2018 (1) The members of the Group Leadership Team participate in the local retirement programs applicable to employees in the country where they reside. (2) Includes both termination payments and payments made under exceptional contractual arrangements for lapsed equity awards. Board of Directors’ compensation The annual remuneration paid to the members of the Board of Directors, as decided by the Annual General Meetings in the respective years: 2020 2019 2018 Annual fee(1) EUR Meeting fees(2) EUR Shares received(3) number Annual fee(1) EUR Meeting fees EUR Shares received(3) number Annual fee(1) EUR Meeting fees EUR Shares received(3) number (1) Annual fees consist of Board member fees and Committee chair and member fees. (2) Meeting fees include all meeting fees paid for the term that ended at the Annual General Meeting held on May 27, 2020, and meeting fees accrued and paid in 2020 for the term that began at the same meeting. (3) Approximately 40% of each Board member’s annual compensation is paid in Nokia shares purchased from the market, and the remaining approximately 60% is paid in cash. (4) Annual fees include EUR 30 000 for Bruce Brown as Chair of the Personnel Committee. (5) Annual fees include EUR 30 000 for Carla Smits-Nusteling as Chair and EUR 15 000 for Thomas Dannenfeldt, Jeanette Horan, Edward Kozel and Elizabeth Nelson as members of the Audit Committee. (6) Annual fees include EUR 20 000 for Edward Kozel as Chair of the Technology Committee. Transactions with the Group Leadership Team and the Board of Directors No loans were granted to the members of the Group Leadership Team and the Board of Directors in 2020, 2019 or 2018. Terms of termination of employment of the President and CEO Rajeev Suri stepped down from his position as President and CEO on July 31, 2020. Nokia’s Board of Directors appointed Pekka Lundmark as President and CEO of Nokia and he started in his new role on August 1, 2020. The President and CEO, Pekka Lundmark, may terminate his service agreement at any time with 12 months’ prior notice. The President and CEO would either continue to receive salary and benefits during the notice period or, at Nokia’s discretion, a lump sum of equivalent value. Additionally, the President and CEO would be entitled to any short-or long-term incentives that would normally vest during the notice period. Any unvested equity awards would be forfeited after termination. In the event that the President and CEO terminates his service agreement based on a final arbitration award demonstrating Nokia’s material breach of the service agreement, he is entitled to a severance payment equaling up to 12 months of compensation (including annual base salary, benefits and target incentive). Any unvested equity awards would be forfeited after termination. 182 NOKIA IN 2020 206 Sari Baldauf, Chair Kari Stadigh, Vice Chair Bruce Brown(4) Thomas Dannenfeldt(5) Jeanette Horan(5) Louis R. Hughes Edward Kozel(5)(6) Jean C. Monty Elizabeth Nelson(5) Olivier Piou Risto Siilasmaa Søren Skou Carla Smits-Nusteling(5) 440 000 5 000 48 523 185 000 12 000 16 261 160 000 –12 636 160 000 12 000 14 063 160 000 10 000 12 636 190 000 27 000 16 700 190 000 24 000 15 005 –––––– 175 000 22 000 15 382 175 000 20 000 13 820 –22 000 –175 000 24 000 13 820 195 000 20 000 17 140 195 000 22 000 15 400 ––––14 000 – 175 000 25 000 15 382 175 000 17 000 13 820 175 000 14 000 15 382 185 000 11 000 14 610 440 000 –38 675 440 000 –34 749 160 000 –14 063 ––– 190 000 20 000 16 700 190 000 16 000 15 005 185 000 11 000 20 401 190 000 22 000 20 953 175 000 –19 299 175 000 20 000 19 299 – –– 195 000 17 000 21 504 – –– 175 000 17 000 19 299 – 11 000 – – –– 160 000 11 000 17 644 190 000 17 000 20 953 Total 1 885 000 131 000 2 045 000 174 000 2 045 000 158 000 Short-term benefits Post-employment benefits(1) Share-based payments Termination benefits(2) 27 24 23 1 1 8 6 –5 2 9 10 Total 48 33 35

Financial statements 36. Financial risk management General risk management principles We have a systematic and structured approach to risk management. Key risks and opportunities are primarily identified against business targets either in business operations or as an integral part of strategy and financial planning. Risk management covers strategic, operational, financial and hazard risks. Key risks and opportunities are analyzed, managed and monitored as part of business performance management with the support of risk management personnel and the centralized Enterprise Risk Management function. The principles documented in the Nokia Enterprise Risk Management Policy, which is approved by the Audit Committee of the Board, require risk management and its elements to be integrated into key processes. One of the core principles is that the business or function head is also the risk owner, although all employees are responsible for identifying, analyzing and managing risks, as appropriate, given their roles and duties. Our overall risk management concept is based on managing the key risks that would prevent us from meeting our objectives, rather than solely focusing on eliminating risks. In addition to the principles defined in the Nokia Enterprise Risk Management Policy, specific risk management implementation, including financial risk management, is reflected in other key policies and operating procedures. Financial risks The objective for treasury activities is to guarantee sufficient funding at all times and to identify, evaluate and manage financial risks. Treasury activities support this aim by mitigating the adverse effects on the profitability of the underlying business caused by fluctuations in the financial markets, and by managing the capital structure by balancing the levels of liquid assets and financial borrowings. Treasury activities are governed by the Nokia Treasury Policy approved by the Group President and CEO, which provides principles for overall financial risk management and determines the allocation of responsibilities for financial risk management activities. Operating procedures approved by the Group CFO cover specific areas such as foreign exchange risk, interest rate risk, credit risk and liquidity risk as well as the use of derivative financial instruments in managing these risks. The Group is risk averse in its treasury activities. Financial risks are divided into market risk covering foreign exchange risk and interest rate risk; credit risk covering business-related credit risk and financial credit risk; and liquidity risk. Market risk Foreign exchange risk The Group operates globally and is exposed to transaction and translation foreign exchange risks. The objective of foreign exchange risk management is to mitigate adverse impacts from foreign exchange fluctuations on the Group profitability and cash flows. Treasury applies a global portfolio approach to manage foreign exchange risks within approved guidelines and limits. Transaction risk arises from foreign currency denominated assets and liabilities together with foreign currency denominated future cash flows. Transaction exposures are managed in the context of various functional currencies of Group companies. Material transactional foreign exchange exposures are hedged, unless hedging would be uneconomical due to market liquidity and/or hedging cost. Exposures are defined using transaction nominal values. Exposures are mainly hedged with derivative financial instruments, such as foreign exchange forward contracts and foreign exchange options with most of the hedging instruments having a duration of less than a year. Layered hedging approach is typically used for hedging of highly probable forecast foreign currency denominated cash flows with quarterly hedged items defined based on set hedge ratio ranges for each successive quarter. Hedged items defined for successive quarters are hedged with foreign exchange forward contracts and foreign exchange options with a hedge ratio of 1:1. Hedging levels are adjusted on a monthly basis including hedging instrument designation and documentation as appropriate. In case hedges exceed the hedge ratio range for any specific quarter, the hedge portfolio for that specific quarter is adjusted accordingly. In certain cases, mainly related to long-term construction projects, the Group applies fair value hedge accounting for foreign exchange risk with the objective to reduce the exposure to fluctuations in the fair value of the related firm commitments due to changes in foreign exchange rates. Exposures are mainly hedged with foreign exchange forward contracts with most of the hedging instruments having a duration of less than a year. The Group continuously manages the portfolio of hedging instruments to ensure appropriate alignment with the portfolio of hedged items at a hedging ratio of 1:1. As the Group has entities where the functional currency is other than the euro, the shareholders’ equity is exposed to fluctuations in foreign exchange rates. Changes in shareholders’ equity caused by movements in foreign exchange rates are shown as currency translation differences in the consolidated financial statements. The risk management strategy is to protect the euro counter value of the portion of this exposure expected to materialize as foreign currency repatriation cash flows in the foreseeable future. Exposures are mainly hedged with derivative financial instruments, such as foreign exchange forward contracts and foreign exchange options with most of the hedging instruments having a duration of less than a year. Hedged items are defined based on conservative expectations of repatriation cash flows based on a range of considerations. Net investment exposures are reviewed, hedged items designated, and hedging levels adjusted at minimum on a quarterly basis with a hedge ratio of 1:1. Additionally, hedging levels are adjusted whenever there are significant events impacting expected repatriation cash flows. The foreign exchange risk arising from foreign currency denominated interest-bearing liabilities is primarily hedged using cross-currency swaps that are also used to manage the Group’s interest rate profile (refer to the interest rate risk section below). NOKIA IN 2020 183 207

Notes to consolidated financial statements continued Notional amounts in currencies that represent a significant portion of the currency mix in outstanding financial instruments and other hedged items as of December 31: EURm USD GBP CNY JPY EURm USD GBP CNY INR 2019 Foreign exchange exposure designated as hedged item for cash flow hedging, net(1) Foreign exchange exposure designated as hedged item for fair value hedging for FX risk, net(2) Foreign exchange exposure designated as hedged item for net investment hedging(3) Foreign exchange exposure from interest-bearing liabilities(4) Foreign exchange exposure from items on the statement of financial position, excluding interest-bearing liabilities, net Other foreign exchange derivatives, carried at fair value through profit and loss, net(5) 628 423 2 547 (1 314) 379 (70) 93 – – – 981 – – – 346 – (2 855) 2 607 (81) 86 (868) 711 (294) 346 (1) Includes foreign exchange exposure from forecasted cash flows related to sales and purchases. In some currencies, especially the US dollar, the Group has substantial foreign exchange exposures in both estimated cash inflows and outflows. These underlying exposures have been hedged. (2) Includes foreign exchange exposure from contractual firm commitments. These underlying exposures have been substantially hedged. (3) Includes net investment exposures in foreign operations. These underlying exposures have been hedged. (4) Includes interest-bearing liabilities that have been hedged with cross-currency swaps and foreign exchange forwards. Refer to Note 23, Interest-bearing liabilities. (5) Items on the statement of financial position are hedged by a portion of foreign exchange derivatives not designated in a hedge relationship and carried at fair value through profit and loss. The methodology for assessing foreign exchange risk exposures: Value-at-Risk The Group uses the Value-at-Risk (VaR) methodology to assess exposures to foreign exchange risks. The VaR-based methodology provides estimates of potential fair value losses in market risk-sensitive instruments as a result of adverse changes in specified market factors, at a specified confidence level over a defined holding period. The Group calculates the foreign exchange VaR using the Monte Carlo method, which simulates random values for exchange rates in which the Group has exposures and takes the non-linear price function of certain derivative instruments into account. The VaR is determined using volatilities and correlations of rates and prices estimated from a sample of historical market data, at a 95% confidence level, using a one-month holding period. To put more weight on recent market conditions, an exponentially weighted moving average is performed on the data with an appropriate decay factor. This model implies that, within a one-month period, the potential loss will not exceed the VaR estimate in 95% of possible outcomes. In the remaining 5% of possible outcomes, the potential loss will be at minimum equal to the VaR figure and, on average, substantially higher. The VaR methodology relies on a number of assumptions, which include the following: risks are measured under average market conditions, changes in market risk factors follow normal distributions, future movements in market risk factors are in line with estimated parameters and the assessed exposures do not change during the holding period. Thus, it is possible that, for any given month, the potential losses at a 95% confidence level are different and could be substantially higher than the estimated VaR. The VaR calculation includes foreign currency denominated monetary financial instruments, such as current financial investments, loans and trade receivables, cash, loans and trade payables; foreign exchange derivatives carried at fair value through profit and loss that are not in a hedge relationship and are mostly used to hedge the statement of financial position foreign exchange exposure; and foreign exchange derivatives designated as forecasted cash flow hedges, fair value hedges and net investment hedges as well as the exposures designated as hedged items for these hedge relationships. The VaR figures for the Group’s financial instruments, which are sensitive to foreign exchange risks, are presented in the Total VaR column and the simulated impact to financial statements presented in profit, other comprehensive income (OCI) and cumulative translation adjustment (CTA) columns in the table below. 2020 2019 Simulated impact on financial statements Simulated impact on financial statements EURm Total VaR Profit OCI CTA Total VaR Profit OCI CTA 184 NOKIA IN 2020 208 As of December 31 Average for the year Range for the year 9 15 21 – 8 10 18 – 11 10 22 1 7-25 4-17 13-31 0-4 9 18 30 – 6-18 8-32 15-41 0-0 2020 Foreign exchange exposure designated as hedged item for cash flow hedging, net(1) Foreign exchange exposure designated as hedged item for fair value hedging for FX risk, net(2) Foreign exchange exposure designated as hedged item for net investment hedging(3) Foreign exchange exposure from interest-bearing liabilities(4) Foreign exchange exposure from items on the statement of financial position, excluding interest-bearing liabilities, net Other foreign exchange derivatives, carried at fair value through profit and loss, net(5) 313 238 –369 705 (52)–– 392 136 746 – (1 207) ––– 88 (148)(894)130 (324)120 714 (95)

Financial statements Interest rate risk The Group is exposed to interest rate risk either through market value fluctuations of items on the consolidated statement of financial position (price risk) or through changes in interest income or expenses (refinancing or reinvestment risk). Interest rate risk mainly arises through interest-bearing liabilities and assets. Estimated future changes in cash flows and the structure of the consolidated statement of financial position also expose the Group to interest rate risk. The objective of interest rate risk management is to mitigate adverse impacts arising from interest rate fluctuations on the consolidated income statement, cash flow, and financial assets and liabilities while taking into consideration the Group’s target capital structure and the resulting net interest rate exposure. The Group has entered into long-term borrowings mainly at fixed rates and swapped a portion of them into floating rates, in line with a defined target interest profile. The Group has not entered into interest rate swaps where it would be paying fixed rates. The Group aims to mitigate the adverse impacts from interest rate fluctuations by continuously managing net interest rate exposure arising from financial assets and liabilities, by setting appropriate risk management benchmarks and risk limits. Interest rate profile of items under interest rate risk management including the Group’s net cash and current financial investments as well as related derivatives as of December 31: 2020 2019 EURm Fixed rate Floating rate(1) Fixed rate Floating rate(1) (1) All cash equivalents and derivative transaction-related collaterals with initial maturity of three months or less are considered floating rate for the purposes of interest rate risk management. Treasury monitors and manages interest rate exposure centrally. The Group uses selective sensitivity analyses to assess and measure interest rate exposure arising from interest-bearing assets, interest-bearing liabilities and related derivatives. Sensitivity analysis determines an estimate of potential fair value changes in market risk-sensitive instruments by varying interest rates in currencies in which the Group has material amounts of financial assets and liabilities while keeping all other variables constant. Sensitivities to credit spreads are not reflected in the numbers. The Group’s sensitivity to interest rate exposure in the investment and debt portfolios is presented in the fair value column in the table below with simulated impact to financial statements presented in profit and OCI columns. 2020 2019 Impact on fair value Impact on profit Impact on OCI Impact on fair value Impact on profit Impact on OCI EURm Effects of hedge accounting on the financial position and performance The Group is using several types of hedge accounting programs to manage its foreign exchange and interest rate risk exposures; refer to Note 2, Significant accounting policies. The effect of these programs on the Group’s financial position and performance as of December 31: Fair value and cash flow hedges (IR swaps and cross-currency swaps)(1) Cash flow hedges (FX forwards and options)(1) Net investment hedges (FX forwards and options)(1) Fair value hedges (FX forwards)(1) EURm 2019 Carrying amount of hedging instruments Notional amount of hedging instruments Notional amount of hedged items Change in intrinsic value of hedging instruments since January 1 Change in value of hedged items used to determine hedge effectiveness (10) (1 029) 1 043 (31) 32 34 (4 106) 4 106 (51) 51 1 (348) 351 (4) 3 (51) 1 246 (1 246) 132 (133) (1) No significant ineffectiveness has been recorded during the periods presented and economic relationships have been fully effective. NOKIA IN 2020 185 209 2020 Carrying amount of hedging instruments Notional amount of hedging instruments Notional amount of hedged items Change in intrinsic value of hedging instruments since January 1 Change in value of hedged items used to determine hedge effectiveness 19 (2)69 (154) (787)(1 620) (636)815 787 1 620 635 (815) 33 265 79 118 (35)(265)(87)(116) Interest rates – increase by 100 basis points Interest rates – decrease by 50 basis points 190 1 4 112 1 2 (58)(1)(1) (100)(1)(2) Current financial investments Cash and cash equivalents Interest-bearing liabilities 104 1 017 4 93 80 5 830 (3 872) (405) 324 6 616 (4 687) (889) Financial assets and liabilities before derivatives (4 259) 6 744 (3 788) 5 518 Interest rate derivatives 661 (661) 1 197 (1 197) Financial assets and liabilities after derivatives (3 598) 6 083 (2 591) 4 321

Notes to consolidated financial statements continued The most significant foreign exchange hedging instruments under cash flow, net investment and fair value hedge accounting as of December 31: Maturity breakdown of net notional amounts (EURm)(1) Between 3 and 12 months Between 1 and 3 years Fair value Weighted average Within 3 months Beyond 3 years Currency Instrument (EURm) hedged rate Total 2019 Cash flow hedge accounting GBP GBP JPY KRW KRW PLN USD USD FX Forwards FX Options FX Forwards FX Forwards FX Options FX Forwards FX Forwards FX Options (8) 1 (2) (1) 0 2 0 0 0.8780 0.9058 122.1697 1 310.0412 1 336.2500 4.2926 1.1171 1.1489 (207) (172) (167) (129) (46) 139 (280) (125) (53) (40) (44) (15) (31) 45 0 (67) (126) (99) (123) (114) (15) 94 (280) (58) (28) (33) – – – – – – – – – – – – – – Net investment hedge accounting CNY INR USD FX Forwards FX Forwards FX Forwards 0 6 28 7.8003 78.4807 1.1076 (981) (346) (2 547) (981) (346) (2 547) – – – – – – – – – Fair value hedge accounting for FX risk USD FX Forwards 0 1.1082 (423) (171) (270) 18 – (1) Negative notional amounts indicate that hedges sell currency and positive notional amounts indicate that hedges buy currency. For information on the impact of hedge accounting on equity, refer to Note 21, Fair value and other reserves. For information on hedging instruments used for fair value and cash flow hedge accounting related to the Group’s interest-bearing liabilities, refer to Note 23, Interest-bearing liabilities. For information on derivative instruments, refer to Note 25, Derivative financial instruments. 186 NOKIA IN 2020 210 2020 Cash flow hedge accounting GBPFX Forwards GBPFX Options JPYFX Forwards JPYFX Options KRWFX Forwards KRWFX Options PLNFX Forwards USDFX Forwards Net investment hedge accounting CNY FX Forwards GBP FX Forwards INRFX Forwards USDFX Forwards Fair value hedge accounting for FX risk USDFX Forwards (0)0.8951 (163)(42)(97)(24)– 1 0.9262 (75)(24)(47)(4)– 7 122.0685 (185)(47)(138)–– 0 128.3026 (19)0 (19)–– (2) 1 347.3221 (132)(29)(103)–– 0 1 412.5000 (7)(7)––– (2)4.4876 153 46 107 –– 17 1.1809 (268)(64)(204)–– 4 7.9625 (746)(746)––– (1)0.9061 (136)(136)––– (1)89.8000 (182)(182)––– (6)1.2158 (392)(392)––– 70 1.1490 (705)(114)(66)(487)(38)

Financial statements Other market risk In certain emerging market countries, there are local exchange control regulations that provide for restrictions on making cross-border transfers of funds as well as other regulations that impact the Group’s ability to control its net assets in those countries. Credit risk Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk arises from credit exposures to customers, including outstanding receivables, financial guarantees and committed transactions, as well as financial institutions, including bank and cash, fixed income and money market investments, and derivative financial instruments. Credit risk is managed separately for business-related and financial credit exposures. Business-related credit risk The Group aims to ensure the highest possible quality in trade receivables and contract assets as well as customer or third-party loan receivables. The Credit Risk Management Standard Operating Procedure, approved by the Group CFO, lays out the framework for the management of the business-related credit risks. The Credit Risk Management Standard Operating Procedure sets out that credit decisions are based on credit evaluation in each business, including credit rating and limits for larger exposures, according to defined principles. Group level limit approvals are required for material credit exposures. Credit risks are monitored in each business and, where appropriate, mitigated on case by case basis with the use of letters of credit, collaterals, sponsor guarantees, credit insurance, and sale of selected receivables. The Group applies a simplified approach to recognizing a loss allowance on trade receivables and contract assets based on measurement of lifetime expected credit losses arising from trade receivables without significant financing components. Based on quantitative and qualitative analysis, the Group has determined that the credit risk exposure arising from its trade receivables is low risk. Quantitative analysis focuses on historical loss rates, historic and projected sales and the corresponding trade receivables, and overdue trade receivables including indicators of any deterioration in the recovery expectation. Qualitative analysis focuses on all relevant conditions, including customer credit rating, country credit rating and political situation, to improve the accuracy of estimating lifetime expected credit losses. In 2020, the Group recognized impairment losses of 1.1% of net sales (0.6% in 2019). Credit exposure is measured as the total of trade receivables, contract assets and loans outstanding from customers and committed credits. Trade receivables do not include any major concentrations of credit risk by customer. The top three customers account for 10.5%, 5.1% and 4.6% (4.6%, 4.3% and 3.8% in 2019) of trade receivables, contract assets and loans due from customers and other third parties as of December 31, 2020. The top three credit exposures by country account for 24.0%, 9.6% and 8.6% (12.4%, 11.4% and 9.7% in 2019) of the Group’s trade receivables, contract assets and loans due from customers and other third parties as of December 31, 2020. The 24.0% credit exposure relates to trade receivables in the United States (12.4% in 2019 from China). The Group has provided loss allowances on trade receivables, contract assets and loans due from customers and other third parties not past due based on an analysis of debtors’ credit ratings and credit histories. The Group establishes loss allowances that represent an estimate of expected losses at the end of the reporting period. All trade receivables, contract assets and loans due from customers are considered on an individual basis to determine the loss allowances. The total of trade receivables, contract assets and loans due from customers is EUR 7 124 million (EUR 6 936 million in 2019) as of December 31, 2020. NOKIA IN 2020 187 211

Notes to consolidated financial statements continued The aging of trade receivables, contract assets and customer finance loans is as of December 31: Past due 1-30 days Past due 31-180 days Past due More than 180 days EURm Current Total As of December 31, 2019 Trade receivables Contract assets Customer financing related loan receivables 4 364 1 489 224 156 – – 306 – 17 345 – 35 5 171 1 489 276 Total 6 077 156 323 380 6 936 Movements in loss allowances, all of which relate to trade receivables, for the years ended December 31: EURm 2020 2019 2018 (1) Deductions include utilization and releases of allowances The Group’s exposure to credit risk related to customer financing as of December 31: EURm 2020 2019 For customer financing related loan receivables, the credit loss estimate is typically based on a 12-month expected credit loss for outstanding loans and estimated additional draw-downs during this period. The loss allowance is calculated on a quarterly basis based on a review of collectability and available collateral, derecognized from other comprehensive income and recognized in other financial expenses in the consolidated income statement. Loss allowance for customer financing-related loan receivables was EUR 134 million (EUR 76 million in 2019). The increase in loss allowance balance is EUR 58 million (EUR 69 million in 2019) mainly due to a significant decrease in the credit quality of an emerging market customer. In 2019 the movement in loss allowance balance is mainly due to an impairment related to a certain emerging market customer, refer to Note 17, Impairment. Financial credit risk Financial instruments contain an element of risk resulting from changes in the market price due to counterparties becoming less creditworthy or risk of loss due to counterparties being unable to meet their obligations. Financial credit risk is measured and monitored centrally by Treasury. Financial credit risk is managed actively by limiting counterparties to a sufficient number of major banks and financial institutions, and by monitoring the creditworthiness and the size of exposures continuously. Additionally, the Group enters into netting arrangements with all major counterparties, which give the right to offset in the event that the counterparty would not be able to fulfill its obligations. The Group enters into collateral agreements with certain counterparties, which require counterparties to post collateral against derivative receivables. Investment decisions are based on strict creditworthiness and maturity criteria as defined in the Treasury-related policies and procedures. As a result of this investment policy approach and active management of outstanding investment exposures, the Group has not been subject to any material credit losses in its financial investments in the years presented. The Group did not have any financial investments that were past due but not impaired at December 31. Due to the high credit quality of the Group’s financial investments, the expected credit loss for these investments is deemed insignificant. 188 NOKIA IN 2020 212 Loan commitments given undrawn Outstanding customer financing related loan receivables 180 303 276 242 Total 422 579 As of January 1 Charged to income statement Deductions(1) 147 195 192 41 86 (89)(83) 183 (30) As of December 31 300 147 195 As of December 31, 2020 Trade receivables Contract assets Customer financing related loan receivables 5 190 93 199 320 5 802 1 080 –––1 080 178 ––64 242 Total 6 448 93 199 384 7 124

Financial statements Outstanding current financial investments, cash equivalents and cash classified by credit rating grades ranked in line with Standard & Poor’s rating categories as of December 31: Due within 3 months Due between 3 and 12 months Due between 1 and 3 years Due between 3 and 5 years Due beyond 5 years EURm Rating(1) Total(2)(3) Cash 2019 AAA AA+ – AA-A+ – A-BBB+ – BBB-BB+ – BB-B+ – B-Non-rated – 663 2 007 445 8 22 100 800 143 1 377 360 – – 3 – – 20 13 – – 1 – – 20 – – – – – – 25 – – – – – – – – – – – 800 806 3 449 818 8 22 104 Total 3 245 2 683 34 20 25 – 6 007 (1) Bank Parent Company ratings are used here for bank groups. Actual bank subsidiary ratings may differ from the Bank Parent Company rating. (2) Current financial investments and cash equivalents include bank deposits, structured deposits, investments in money market funds and investments in fixed income instruments. (3) Instruments that include a call feature have been presented at their final maturities. Instruments that are contractually due beyond three months include EUR 325 million (EUR 77 million in 2019) of instruments that have a call period of less than three months. The Group has restricted bank deposits primarily related to employee benefits of EUR 107 million (EUR 126 million in 2019) that are presented in other non-current financial assets. The Group has assessed the counterparty credit risk for these financial assets and concluded that expected credit losses are not significant. Financial assets and liabilities subject to offsetting under enforceable master netting agreements and similar arrangements as of December 31: Related amounts not set off in the statement of financial position Gross amounts of financial liabilities/ (assets) set off in the statement of financial position Net amounts of financial assets/ (liabilities) presented in the statement of financial position Gross amounts of financial assets/ (liabilities) Financial instruments assets/(liabilities) Cash collateral received/(pledged) EURm Net amount 2019 Derivative assets Derivative liabilities 81 (157) – – 81 (157) 76 (83) – (37) 5 (37) Total (76) – (76) (7) (37) (32) The financial instruments subject to enforceable master netting agreements and similar arrangements are not offset in the consolidated statement of financial position where there is no intention to settle net or realize the asset and settle the liability simultaneously. NOKIA IN 2020 189 213 2020 Derivative assets Derivative liabilities 169 –169 73 89 7 (304)–(304)(153)(134)(17) Total (135) –(135) (80)(45)(10) 2020 AAA AA+ – AA-A+ – A-BBB+ – BBB-BB+ – BB-B+ – B-CCC+ – CCC-Non-rated –1 411 ––––1 411 895 352 ––––1 247 1 685 2 593 50 70 155 50 4 603 106 490 100 –––696 36 –1 –––37 26 –––––26 3 –––––3 30 8 ––––38 Total 2 781 4 854 151 70 155 50 8 061

Notes to consolidated financial statements continued Liquidity risk Liquidity risk is defined as financial distress or extraordinarily high financing costs arising from a shortage of liquid funds in a situation where outstanding debt needs to be refinanced or where business conditions unexpectedly deteriorate and require financing. Transactional liquidity risk is defined as the risk of executing a financial transaction below fair market value or not being able to execute the transaction at all within a specific period of time. The objective of liquidity risk management is to maintain sufficient liquidity, and to ensure that it is readily available without endangering its value in order to avoid uncertainty related to financial distress at all times. The Group aims to secure sufficient liquidity at all times through efficient cash management and by investing primarily in highly liquid money market investments. Depending on its overall liquidity position, the Group may pre-finance or refinance upcoming debt maturities before contractual maturity dates. The transactional liquidity risk is minimized by entering into transactions where proper two-way quotes can be obtained from the market. The Group aims to ensure flexibility in funding by maintaining committed and uncommitted credit lines. Refer to Note 23, Interest-bearing liabilities. The following table presents an undiscounted, contractual cash flow analysis for lease liabilities, financial liabilities and financial assets that are presented on the consolidated statement of financial position as well as commitments given and obtained, such as loan commitments and leases committed but not yet commenced. The line-by-line analysis does not directly reconcile with the consolidated statement of financial position. Due within 3 months Due between 3 and 12 months Due between 1 and 3 years Due between 3 and 5 years Due beyond 5 years EURm Total (1) Other non-current financial assets and other current financial assets excluding derivatives include mainly customer financing-related loan receivables. (2) Instruments that include a call feature have been presented at their final maturities. Instruments that are contractually due beyond three months include EUR 325 million of instruments that have a call period of less than three months. (3) Other financial liabilities include a conditional obligation to China Huaxin presented in the earliest period as the exercise period is open. (4) Loan commitments given undrawn have been included in the earliest period in which they could be drawn or called. (5) Loan commitments obtained undrawn have been included based on the period in which they expire. These amounts include related commitment fees. 190 NOKIA IN 2020 214 2020 Non-current financial assets Other non-current financial assets(1) 188 ––66 79 43 Current financial assets Other current financial assets excluding derivatives(1) Current financial investments Cash and cash equivalents(2) Cash flows related to derivative financial assets gross settled: Derivative contracts – receipts Derivative contracts – payments Trade receivables 39 2 37 ––– 1 121 1 020 101 ––– 6 944 6 618 50 70 156 50 5 873 1 299 599 39 – (5 813) (1 258) (573)(38)– 7 810 (7 682) 5 802 4 674 974 154 –– Non-current financial and lease liabilities Long-term interest-bearing liabilities Long-term lease liabilities (5 920) (39)(97)(794)(2 194) (2 796) (750) ––(338)(220)(192) Current financial and lease liabilities Short-term interest-bearing liabilities Short-term lease liabilities Other financial liabilities excluding derivatives(3) Cash flows related to derivative financial liabilities gross settled: Derivative contracts – receipts Derivative contracts – payments Trade payables (564) (552)(12)––– (232) (65)(167)––– (434) (420)(14)––– 6 926 (6 999) 4 870 883 525 45 603 (4 906) (882)(563)(35)(613) (3 174) (3 049) (122)(2)–(1) Commitments given and obtained Loan commitments given undrawn(4) Loan commitments obtained undrawn(5) Leases committed but not yet commenced (180) (26)(26)(128)–– 1 482 (1)(3)(8)1 494 – (182) (1)(3)(43)(29)(106)

Financial statements Due within 3 months Due between 3 and 12 months Due between 1 and 3 years Due between 3 and 5 years Due beyond 5 years EURm Total 2019 Non-current financial assets Other non-current financial assets(1) 252 – 3 115 54 80 Current financial assets Other current financial assets excluding derivatives(2) Current financial investments Cash and cash equivalents(3) Cash flows related to derivative financial assets gross settled: Derivative contracts – receipts Derivative contracts – payments Trade receivables 53 97 5 913 21 95 5 835 32 2 33 – – 20 – – 25 – – – 9 660 (9 639) 5 019 7 582 (7 548) 3 873 1 993 (2 005) 1 088 85 (86) 58 – – – – – – Non-current financial and lease liabilities Long-term interest-bearing liabilities Long-term lease liabilities (4 990) (841) (43) – (75) – (1 209) (375) (1 113) (251) (2 550) (215) Current financial and lease liabilities Short-term interest-bearing liabilities Short-term lease liabilities Other financial liabilities excluding derivatives(4) Cash flows related to derivative financial liabilities gross settled: Derivative contracts – receipts Derivative contracts – payments Trade payables (294) (276) (646) (212) (81) (638) (82) (195) (8) – – – – – – – – – 11 725 (11 517) (3 786) 9 003 (9 078) (3 653) 828 (808) (111) 616 (569) (21) 86 (43) (1) 1 192 (1 019) – Commitments given and obtained Loan commitments given undrawn(5) Loan commitments obtained undrawn(6) Leases committed but not yet commenced (303) 1 971 (160) (32) 499 – (77) (4) – (194) (11) (11) – (11) (23) – 1 498 (126) (1) Other non-current financial assets include long-term customer and vendor financing related loan receivables as well as certain other long-term loan receivables that have been presented in other non-current financial assets in the consolidated statement of financial position. Convertible instruments are presented at their final contractual maturities. (2) Other current financial assets excluding derivatives include short-term customer and vendor financing-related loan receivables that have been presented in other financial assets in the consolidated statement of financial position. (3) Instruments that include a call feature have been presented at their final maturities. Instruments that are contractually due beyond three months include EUR 77 million of instruments that have a call period of less than three months. (4) Other financial liabilities include a conditional obligation to China Huaxin presented in the earliest period as the exercise period is open. (5) Loan commitments given undrawn have been included in the earliest period in which they could be drawn or called. (6) Loan commitments obtained undrawn have been included based on the period in which they expire. These amounts include related commitment fees. NOKIA IN 2020 191

Notes to consolidated financial statements continued 37. Subsequent events Adjusting events after the reporting period Debt restructuring request of an emerging market customer In February 2021, one of the Group’s emerging market customers commenced negotiations to renegotiate its debt with the aim of avoiding insolvency. Although this event occurred after the reporting period, it confirms that the customer was credit-impaired as of December 31, 2020. As a result, the Group recognized an increase in the allowance for expected credit loss for loans extended to the customer of EUR 58 million in financial expenses. The Group also concluded that the collectability of consideration due from the customer is no longer probable resulting in adjustments in net sales, cost of sales and other operating expenses totaling EUR 34 million. Non-adjusting events after the reporting period Changes in organizational structure In relation to its strategy review, Nokia adopted on January 1, 2021, a new operating model designed to better position the company for changing markets and align with customer needs. The new operating model includes four reportable segments aligned with customer buying behavior: (i) Mobile Networks, (ii) Network Infrastructure, (iii) Cloud and Network Services and (iv) Nokia Technologies. In addition, segment-level information for Group Common and Other is presented. The new operating model is optimized for better accountability and transparency, increased simplicity and improved cost-efficiency. Bond redemption In January 2021, Nokia exercised its issuer call option to redeem 1.00% Senior Notes due March 2021 for the full amount of EUR 350 million. The redemption date for the notes was February 15, 2021. 192 NOKIA IN 2020

Financial statements Parent Company income statement 2020 EURm 2019 EURm For the year ended December 31 Notes (1) Net sales from Nokia Technologies segment. The notes are an integral part of these financial statements. NOKIA IN 2020 193 Net sales(1) Cost of sales 220 (18) 246 (11) Gross profit Selling, general and administrative expenses Other operating income 4 Other operating expenses4 202 (46) 23 (3) 235 (46) 12 (34) Operating profit Financial income and expenses Interest and other financial income 5 Interest and other financial expenses5 176 167 391 (260) 328 (163) Total financial income and expenses Profit before appropriations and tax 165 341 131 298 Appropriations Group contributions 6 (440) (390) Loss before tax (99) (92) Income tax 7 (37) 17 Loss for the year (136) (75)

Parent Company statement of financial position 2020 EURm 2019 EURm As of December 31 Notes The notes are an integral part of these financial statements. 194 NOKIA IN 2020 ASSETS Non-current assets Intangible assets Intangible rights 2 2 Total intangible assets Tangible assets Land and water areas8 Buildings8 Machinery and equipment 8 Other tangible assets8 Assets under construction 8 2 9 83 3 10 – 2 8 71 1 11 14 Total tangible assets Investments Investments in subsidiaries9 Investments in associated companies9 Non-current financial investments9, 14 105 18 657 – 1 105 18 633 1 1 Total investments Other non-current assets Non-current loan receivables from Group companies14 Non-current loan receivables from other companies14 Other non-current receivables Deferred tax assets 18 658 2 644 1 28 – 18 635 2 915 7 43 43 Total other non-current assets 2 673 3 008 Total non-current assets 21 438 21 750 Current assets Accounts receivable from Group companies Accounts receivable from other companies Current loan receivables from Group companies14 Other financial assets from Group companies14, 15 Other financial assets from other companies14, 15 Prepaid expenses and accrued income from Group companies10 Prepaid expenses and accrued income from other companies10 Current financial investments14 369 – 4 728 49 149 101 453 1 070 336 7 8 427 53 80 83 665 43 Total current assets 6 919 9 694 Cash and cash equivalents14 5 043 2 908 Total assets 33 400 34 352

Financial statements 2020 EURm 2019 EURm As of December 31 Notes The notes are an integral part of these financial statements. NOKIA IN 2020 195 SHAREHOLDERS' EQUITY AND LIABILITIES Capital and reserves Share capital 11 Share issue premium 11 Treasury shares11, 12 Fair value and other reserves11, 12, 13 Reserve for invested unrestricted equity 11, 12 Retained earnings11, 12 Loss for the year11, 12 246 46 (344) (18) 15 248 1 963 (136) 246 46 (344) – 15 199 2 038 (75) Total equity 17 005 17 110 Provisions 16 43 55 Non-current liabilities Long-term interest-bearing liabilities 14, 17 Advance payments from other companies 4 697 460 3 714 615 Total non-current liabilities Current liabilities Short-term interest-bearing liabilities to Group companies14, 17 Short-term interest-bearing liabilities to other companies14, 17 Group contribution liabilities to Group companies Other financial liabilities to Group companies14 Other financial liabilities to other companies14 Advances received from other companies Accounts payable to Group companies Accounts payable to other companies Accrued expenses and other liabilities to Group companies18 Accrued expenses and other liabilities to other companies18 5 157 8 942 448 440 144 623 155 268 22 44 109 4 329 10 997 5 390 70 782 155 301 35 42 81 Total current liabilities 11 195 12 858 Total liabilities 16 352 17 187 Total shareholders' equity and liabilities 33 400 34 352

Parent Company statement of cash flows 2020 EURm 2019 EURm For the year ended December 31 Notes The notes are an integral part of these financial statements. 196 NOKIA IN 2020 Cash flow from operating activities Loss for the year Adjustments, total21 Change in net working capital Increase in accounts receivable Decrease in non-interest-bearing short-term liabilities Decrease in non-interest-bearing long-term liabilities (136) 356 (58) (28) (155) (75) 187 (21) (92) (155) Cash from operations Interest received Interest paid Other financial income and expenses paid, net Income taxes paid, net (21) 267 (8) (163) 3 (156) 237 (6) 91 (3) Net cash from operating activities 78 163 Cash flow from investing activities Purchase of shares in subsidiary companies and current financial investments Purchase of property, plant and equipment and intangible assets Proceeds from sale of property, plant and equipment and other intangible assets Payments of other non-current receivables Payments of/(proceeds from) current receivables Purchase of current investments Proceeds from current investments (24) (6) 1 151 3 682 (1 044) 16 (43) (14) – 394 (2 328) – 447 Net cash from/(used in) investing activities 2 776 (1 544) Cash flow from financing activities Proceeds from long-term borrowings (Payments of)/proceeds from short-term borrowings Dividends paid Group contributions, net 1 288 (1 617) – (390) 970 1 007 (560) (332) Net cash (used in)/from financing activities (719) 1 085 Net decrease in cash and cash equivalents 2 135 (296) Cash and cash equivalents as of January 1 2 908 3 204 Cash and cash equivalents as of December 31 5 043 2 908

Financial statements Notes to the Parent Company financial statements Pensions Contributions to pension plans are expensed in the income statement in the period to which the contributions relate. Pension expenses are reported according to the local legislation. Intangible assets and property, plant and equipment Intangible assets are stated at cost less accumulated amortization according to plan. Property, plant and equipment is stated at cost less accumulated depreciation according to plan. Depreciation and amortization according to plan are recorded on a straight-line basis over the expected useful lives of the assets as follows: 1. Accounting principles Basis of presentation The Parent Company (Nokia Corporation) financial statements are prepared in accordance with the Finnish Accounting Standards (FAS). The Parent Company is responsible for arranging group internal financing. Changes in the internal and external financing needs arising from changes in operative and organizational models affect the Parent Company’s financial position. The Parent Company’s financial statements include the Switzerland branch. Revenue recognition The Parent Company provides its customers with licenses to intellectual property (IP) by granting customers with rights to use the Parent Company’s IP in their products. When the Parent Company grants customers with rights to use IP in their products, the associated license fee revenue is recognized in accordance with the substance of the relevant agreements. In majority of cases, the Group retains obligations to continue to develop the licensed assets during the contract term, and therefore revenue is recognized pro rata over the period during which the Parent Company is expected to perform. Recognition of the revenue as pro rata over the term of the license is considered the most faithful depiction of the Parent Company’s satisfaction of the performance obligation as the IP being licensed towards the customer includes new inventions patented by the Parent Company that are highly interdependent and interrelated and created through the course of continuous R&D efforts that are relatively stable throughout the year. In some contracts, the Parent Company has no remaining obligations to perform after granting a license to the initial IP, and licensing fees are non-refundable. In these cases, revenue is recognized at the beginning of the license term. Foreign currency translation Monetary assets and liabilities denominated in foreign currency are valued at the exchange rates prevailing at the end of the reporting period. Share-based payments The Parent Company offers three types of equity-settled share-based compensation plans for employees: performance shares, restricted shares and the employee share purchase plan. Share-based compensation is recognized as an expense in the income statement when the shares are delivered. The settlement covers taxes and similar charges occurred. 3–7 years 20–33 years 1–10 years Intangible assets Buildings Machinery and equipment Land and water areas are not depreciated. The accumulated depreciation and amortization according to plan comply with the Finnish Business Tax Act. Classification and measurement of financial instruments For the presentation of the financial instruments, where applicable, the Parent Company applies fair value measurement in accordance with the Finnish Accounting Standards (Accounting Act 5:2a §), and thus applies the same accounting principles as the Group. Classification and measurement of financial assets The Parent Company classifies its financial assets into the following categories: financial assets measured at amortized cost, financial assets measured at fair value through fair value reserve and financial assets measured at fair value through profit and loss. The selection of the appropriate category is made based on both the Parent Company's business model for managing the financial asset and on the contractual cash flow characteristics of the asset. The business model for managing financial assets is defined on portfolio level. The business model must be observable on a practical level by the way the business is managed. The cash flows of financial assets measured at amortized cost are solely payments of principal and interest. These assets are held within a business model which has an objective to hold assets to collect contractual cash flows. Financial assets measured at fair value through fair value reserve have cash flows that are solely payments of principal and interest and these assets are held within a business model that has an objective achieved both by holding financial assets to collect contractual cash flows and selling financial assets. Financial assets measured at fair value through profit and loss are assets that do not fall in either of these two categories. In addition to the classification as described above, the accounting for financial assets is impacted if the financial asset is part of a hedging relationship (see the section on hedge accounting below). All purchases and sales of financial assets are recorded on the Trade date, that is, when the Parent Company commits to purchase or sell the asset. NOKIA IN 2020 197

Notes to the Parent Company financial statements continued Accounts receivable Accounts receivable include amounts invoiced to customers as well as amounts where the revenue recognition criteria have been fulfilled but the customers have not yet been invoiced. Accounts receivable are carried at the original amount invoiced to customers less loss allowances on accounts receivable accounts. Loss allowances on accounts receivable are based on a regular review of all outstanding amounts, including an analysis of historical bad debt, customer concentrations, customer creditworthiness, past due amounts, current economic trends and changes in customer payment terms. Impairment charges on receivables identified as uncollectible are included in other operating expenses. Investments Investments in subsidiaries are stated at cost less accumulated impairment. Non-current financial investments primarily include technology-related investments in unlisted private equity shares and unlisted venture funds, which are classified as fair value through profit and loss. These equity investments are initially recognized and subsequently remeasured at fair value. Fair value is estimated using a number of methods, including, but not limited to: quoted market rates, the current market value of similar instruments; prices established from a recent arm’s-length financing transaction of target companies; and analysis of market prospects and operating performance of target companies, taking into consideration public market comparable companies in similar industry sectors. The Parent Company uses judgment in selecting the appropriate valuation methodology as well as underlying assumptions based on existing market practice and conditions. Fair value adjustments, foreign exchange gains and losses as well as realized gains and losses from the disposal of these investments are recognized within other income and expenses in the income statement. Current financial investments primarily consist of highly liquid, interest-bearing investments, such as fixed-income and money-market investments that are readily convertible to known amounts of cash with maturities at acquisition of longer than three months. These investments have characteristics of solely payments of principal and interest and are not part of structured investments. They are managed in a portfolio with a business model of holding investments to collect principal and interest as well as selling investments and are classified as fair value through fair value reserve. The fair value of these investments is determined using quoted market rates, discounted cash flow models or other appropriate valuation methods as of the reporting date. Investments in money-market funds that do not qualify as cash equivalents as well as fixed income and money-market securities having initial maturities over three months that are held for trading or are included in investment structures consisting of securities traded in combination with derivatives are classified as fair value through profit and loss. Investments in this portfolio are executed with the main purpose of collecting contractual cash flows, principal repayments and capital appreciation and they can be sold at any time. Current financial investments also include term deposits used as collaterals for derivative transactions. These investments are initially measured at fair value and in subsequent periods measured at amortized cost. Interest income as well as foreign exchange gains and losses are recognized in financial income and expenses in the income statement. Other financial assets Loan receivables include loans to Group companies and third parties and are measured at nominal value and not in excess of their probable value. Loans are subject to quarterly review as to their collectability and available collateral. An allowance is made if a loan is deemed not to be fully recoverable. The related cost is recognized in other expenses or financial expenses, depending on the nature of the receivable to reflect the shortfall between the carrying amount and the present value of the expected future cash flows. Interest income on loan receivables is recognized in financial income and expenses. Cash and cash equivalents Cash and cash equivalents include cash at bank and in hand as well as highly liquid, fixed-income and money-market investments that are readily convertible to known amounts of cash with maturities at acquisition of three months or less, as well as bank deposits with maturities or contractual call periods at acquisition of three months or less. Due to the high credit quality and short-term nature of these investments, there is an insignificant risk of change in value. Investments in money-market funds that have a risk profile consistent with the aforementioned criteria are also classified as cash equivalents. Impairment of financial assets Impairment requirements apply to the recognition of a loss allowance for expected credit losses. on financial assets measured at amortized cost, financial assets measured at fair value through fair value reserve, financial guarantee contracts and loan commitments. The Parent company continuously assesses its financial instruments on a forward-looking basis and accounts for the changes in expected credit losses on a quarterly basis. Refer to Note 2, Significant accounting policies in the consolidated financial statements. Classification and measurement of financial liabilities The Parent Company has classified its financial liabilities in the following categories: financial liabilities measured at amortized cost and financial liabilities measured at fair value through profit and loss. In accordance with the Finnish Accounting Standards (Accounting Act 5:2a §), the Parent Company classifies derivative liabilities at fair value through profit and loss and all other financial liabilities at nominal value. Interest-bearing liabilities Interest-bearing liabilities, including current part of long-term interest-bearing liabilities and collaterals for derivative transactions, are measured at nominal value. Transaction costs are initially recognized as accruals and amortized to the income statement over the life of the instrument. Foreign exchange gains and losses as well interest are recognized in financial income and expenses in the income statement over the life of the instrument. Accounts payable Accounts payable are carried at invoiced amount. 1988 NOKIA IN 2020

Financial statements Derivative financial instruments All derivatives are recognized initially at fair value on the date a derivative contract is entered into and subsequently remeasured at fair value. The method of recognizing the resulting gain or loss varies according to whether the derivatives are designated and qualify under hedge accounting. Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss Forward foreign exchange contracts are valued using the forward exchange rate of the statement of financial position date. Changes in fair value are measured by comparing these rates with the original contract-forward rate. Currency options are valued using the Garman & Kohlhagen option valuation model on the statement of financial position date. Changes in fair value are recognized in the income statement. Fair values of forward rate agreements, interest rate options, futures contracts and exchange-traded options are calculated based on quoted market rates at each statement of financial position date. Discounted cash flow method is used to value interest rate and cross-currency swaps. Changes in fair value are recognized in the income statement. Interest income or expense on interest rate derivatives is accrued in the income statement during the financial year. Hedge accounting The Parent Company may apply hedge accounting on certain forward foreign exchange contracts, certain options or option strategies, and interest rate derivatives. Qualifying options and option strategies have zero net premium or a net premium paid. For option structures, the critical terms of the bought and sold options are the same and the nominal amount of the sold option component is no greater than that of the bought option. The Parent Company applies fair value hedge accounting to reduce exposure to fair value fluctuations of interest-bearing liabilities due to changes in interest rates and foreign exchange rates. Interest rate swaps and cross-currency swaps are used aligned with the hedged items to hedge interest rate risk and associated foreign exchange risk. The Parent Company's borrowings are carried at amortized cost. Changes in the fair value of derivatives designated and qualifying as fair value hedges, together with any changes in the fair value of hedged liabilities attributable to the hedged risk, are recorded in financial income and expenses in the income statement. The Parent Company separates the foreign currency basis spread from cross currency swaps and excludes it from the hedged risk as cost of hedging that is initially recognized and subsequently measured at fair value and recorded in cost of hedging reserve in equity. If a hedge relationship no longer meets the criteria for hedge accounting, hedge accounting ceases, cost of hedging recorded in cost of hedging reserve is immediately expensed and any fair value adjustments made to the carrying amount of the hedged item while the hedge was effective are recognized in financial income and expenses in the income statement based on the effective interest method. The Parent Company also applies cash flow hedging to future interest cash flows in foreign currency related to issued bonds. These future interest cash flows are hedged with cross-currency swaps that have been designated partly as fair value hedges and partly as cash flow hedges. The accumulated profit or loss for the part of these cross-currency swaps designated as cash flow hedges is initially recorded in hedging reserve and recycled to profit or loss at the time when the related interest cash flows are settled. The Parent Company separates the foreign currency basis spread from cross-currency swaps and excludes it from the hedge relationship as cost of hedging that is initially recognized and subsequently measured at fair value and recorded in cost of hedging reserve in equity. Deferred tax The company continually evaluates the probability of utilizing its deferred tax assets and considers both favorable and unfavorable factors in its assessment. Deferred tax assets are recognized to the extent it is probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. Evaluation takes into account that Finnish Nokia entities can balance their taxable profits via the group contribution system. At December 31, 2020, the company has concluded, based on its assessment, that it is not probable that it will be able to utilize the unused tax credits and deductible temporary differences in the foreseeable future. Consequently, in the fourth quarter of 2020, the company derecognized deferred tax assets. The recent years’ cumulative profitability in Finland, excluding certain integration costs related to the acquisition of Alcatel-Lucent, is changing from a cumulative profit position to a cumulative loss position. When an entity has a history of recent losses, the entity recognizes a deferred tax asset arising from unused losses or tax credits only to the extent the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient tax profit will be available against which the unused tax losses or unused tax credits can be utilized in the future. Positive evidence of future taxable profits may be assigned lesser weight in assessing the appropriateness of recording a deferred tax asset when there is other unfavorable evidence such as cumulative losses, which are considered strong evidence that future taxable profits may not be available. The company continues to assess the realizability of deferred tax assets including in particular the actual profit record in upcoming periods and may re-recognize deferred tax assets if pattern of tax profitability is re-established. N1O9K9IA IN 2020 199

Notes to the Parent Company financial statements continued 2. Personnel expenses EURm 2020 2019 Average number of employees 2020 2019 Management compensation Refer to Note 35, Related party transactions in the consolidated financial statements. 3. Auditor’s fees PricewaterhouseCoopers Oy served as our auditor for the period ended December 31, 2019 and Deloitte Oy for the period from January 1 to December 31, 2020. The auditor is elected annually by our shareholders at the Annual General Meeting for the financial year commencing next after the election. The following table presents fees by type paid to PricewaterhouseCoopers’ (2019) and Deloitte’s (2020) network of firms for the years ended December 31. Parent Company Nokia Group EURm 2020 2019 2020 2019 In 2020, Deloitte Oy performed non-audit services to the Parent company in total for EUR 1 700 thousand. These services included services described in Auditing Act 1:1.2 § for EUR 20 thousand and other non-audit services for EUR 1 680 thousand. In 2020, Deloitte Oy performed non-audit services to the Parent company and Group entities in total for EUR 1 700 thousand. These services included services described in Auditing Act 1.1,2 § for EUR 20 thousand and other non-audit services for EUR 1 680 thousand In 2019, PricewaterhouseCoopers Oy performed non-audit services to the Parent company in total for EUR 190 thousand. These services included services described in Auditing Act 1:1.2 § for EUR 0 thousand and other non-audit services for EUR 190 thousand. In 2019, PricewaterhouseCoopers Oy performed non-audit services to the Parent company and Group entities in total for EUR 252 thousand. These services included services described in Auditing Act 1.1,2 § for EUR 47 thousand and other non-audit services for EUR 205 thousand. 4. Other operating income and expenses EURm 2020 2019 2000 NOKIA IN 2020 Other operating income Tax indemnification and interest income Rental income Gain on non-current investments Other income 11 2 – 10 6 1 1 4 Total 23 12 Other operating expenses Loss from non-current investments Loss on retirement of fixed assets Write-off accounts receivables Other expenses (22) (9) (2) (1) – – (1) (2) Total (3) (34) Audit fees Audit-related fees Tax fees Other fees 10 – – 2 4 – – – 22 – 1 2 23 – 2 1 Total 12 4 25 26 Marketing Administration 72 151 69 151 Total average 223 220 Number of employees as of December 31 222 219 Salaries and wages Share-based payments Pension expenses Social security expenses 41 2 1 1 38 9 3 1 Total 45 51

Financial statements 5. Financial income and expenses EURm 2020 2019 Financial income and expenses include EUR 118 million income related to derivative financial instruments subject to hedge accounting (EUR 129 million income in 2019) and EUR 122 million expenses related to liabilities subject to fair value hedge accounting (EUR 133 million expense in 2019). 6. Group contributions EURm 2020 2019 7. Income taxes EURm 2020 2019 Deferred taxes 2020 2019 Deferred tax assets Deferred tax liabilities Deferred tax assets Deferred tax liabilities EURm (1) Deferred tax includes derecognition of deferred tax assets. Refer to Note 1, Accounting principles. NOKIA IN 2020 201 Total before netting Netting of deferred tax assets and liabilities –– –– 46 (3) (3)3 Total after netting –– 43 – Current tax Deferred tax(1) 6 (43) (3) 20 Total (37) 17 Income tax from operations Income tax from appropriations Income tax relating to previous financial years (132) 88 7 (60) 78 (1) Total (37) 17 Granted (440) (390) Total (440) (390) Interest and other financial income Interest income from Group companies Interest income from other companies Foreign exchange gains/losses, net Other financial income from other companies 261 11 56 – 238 64 87 2 Total 328 391 Interest and other financial expenses Interest expenses to Group companies Interest expenses to other companies Other financial expenses to other companies (31) (125) (7) (92) (163) (5) Total (163) (260)

Notes to the Parent Company financial statements continued 8. Tangible assets Land and water areas Machinery and equipment Other tangible assets Assets under construction EURm Buildings Total 8 1 – – 163 – (17) 1 19 – (6) – 15 – – – 1 14 – (1) 206 15 (23) – Acquisition cost as of January 1, 2019 Additions Disposals and retirements Reclassifications Acquisition cost as of December 31, 2019 9 147 13 15 14 198 Accumulated depreciation as of January 1, 2019 Disposals and retirements Depreciation(1) (1) – – (78) 8 (6) (17) 6 (1) (3) – (1) – – – (99) 14 (8) Accumulated depreciation as of December 31, 2019 (1) (76) (12) (4) – (93) Net book value as of January 1, 2019 Net book value as of December 31, 2019 7 8 85 71 2 1 12 11 1 14 107 105 (1) Recognized in selling, general and administrative expenses. 2022 NOKIA IN 2020 Acquisition cost as of January 1, 2020 Additions Disposals and retirements Reclassifications 9 147 13 15 14 198 1 4 2 –– 7 (1) – –––(1) –13 1 –(14)– Acquisition cost as of December 31, 2020 9 164 16 15 –204 Accumulated depreciation as of January 1, 2020 Depreciation(1) –(76)(12)(4)–(92) –(5)(1)(1)–(7) Accumulated depreciation as of December 31, 2020 –(81)(13)(5)–(99) Net book value as of January 1, 2020 Net book value as of December 31, 2020 8 71 1 11 14 105 9 83 3 10 –105

Financial statements 9. Investments EURm 2020 2019 Investments in associated companies Carrying amount EURm Ownership % Associated company Noksel A.S 20 – 10. Prepaid expenses and accrued income EURm 2020 2019 (1) Refer to Note 33, Significant partly-owned subsidiaries in the consolidated financial statements. NOKIA IN 2020 203 Expected future cash settlement to acquire non-controlling interest in Nokia Shanghai Bell(1) Accrued interest Prepaid and accrued royalty income Other accrued income from Group companies Other prepaid expenses and accrued income from other companies 420 56 7 44 27 631 70 11 13 23 Total 554 748 Investments in subsidiaries Net carrying amount as of January 1 Additions Disposals 18 633 24 – 18 590 43 – Net carrying amount as of December 31 18 657 18 633 Investments in associated companies Net carrying amount as of January 1 Impairment 1 (1) 1 – Net carrying amount as of December 31 – 1 Non-current financial investments Net carrying amount as of January 1 Impairment charges 1 – 22 (21) Net carrying amount as of December 31 1 1

Notes to the Parent Company financial statements continued 11. Shareholders’ equity Reserve for invested unrestricted equity Fair value and other reserves Share issue premium Treasury shares(1) Retained earnings EURm Share capital Total As of January 1, 2019 (401) (2) 246 46 15 197 2 599 17 685 – – – – – – – – 57 – – – – 2 – – 2 – – – (1) – (560) (75) 58 2 (560) (75) Settlement of share-based payments Net fair value gains/(losses) Dividends Loss for the year As of December 31, 2019 (344) (0) 246 46 15 199 1 963 17 110 As of January 1, 2020 (344) (0) 246 46 15 199 1 963 17 110 (1) Treasury shares decrease retained earnings. 12. Distributable earnings EURm 2020 2019 13. Fair value and other reserves Hedging reserve Cost of hedging Fair value reserve Total EURm Gross Tax Net Gross Tax Net Gross Tax Net Gross Tax Net As of January 1, 2019 (4) (3) (3) (2) 1 – – – 1 – 1 1 Fair value and cash flow hedges Net fair value gains/(losses) Transfer to income statement Current financial investments Net fair value gains/(losses) 8 (2) (1) – 7 (2) 8 (10) (2) 2 6 (8) – – – – – – 16 (12) (3) 2 13 (10) – – – – – – (1) – (1) (1) – (1) As of December 31, 2019 (2) (2) 2 – 2 – – – – – – – As of January 1, 2020 2 – 2 (2) – (2) – – – – – – 2044 NOKIA IN 2020 Fair value and cash flow hedges Net fair value gains/(losses) Transfer to income statement (18)–(18)(7)1 (6)–––(25)1 (24) –––7 (1)6 –––7 (1)6 As of December 31, 2020 (16)–(16)(2)–(2)–––(18)–(18) Reserve for invested unrestricted equity Retained earnings Treasury shares Loss for the year 15 248 1 963 (344) (136) 15 199 2 038 (344) (75) Total unrestricted equity 16 730 16 818 Fair value and other reserves (18) – Total distributable earnings 16 712 16 818 Settlement of share-based payments Net fair value gains/(losses) Loss for the year ––––49 –49 –––(18)––(18) –––––(136)(136) As of December 31, 2020 246 46 (344) (18)15 248 1 827 17 005

Financial statements 14. Fair value of financial instruments Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, level 1 being market values for exchange traded products, level 2 being primarily based on quotes from third-party pricing services, and level 3 requiring most management judgment. At the end of each reporting period, the Group categorizes its financial assets and liabilities to appropriate level of fair value hierarchy. Items carried at fair value in the following table are measured at fair value on a recurring basis. Carrying amounts Fair value(1) Fair value through profit and loss Fair value through fair value reserve Amortized cost EURm Level 1 Level 2 Level 3 Level 1 Level 2 Level 3 Total Total NOKIA IN 2020 205 As of December 31, 2020 Non-current financial investments Non-current loan receivables from Group companies Non-current loan receivables from other companies Current loan receivables from Group companies Other current financial assets from Group companies including derivatives Other current financial assets from other companies including derivatives Current financial investments Cash and cash equivalents – 2 644 1 4 728 – – 134 2 502 ––1 –––1 1 ––––––2 644 2 644 ––––––1 1 ––––––4 728 4 728 –49 ––––49 49 –149 ––––149 149 –836 ––100 –1 070 1 070 –2 541 ––––5 043 5 043 Total financial assets 10 009 –3 575 1 –100 –13 685 13 685 Long-term interest-bearing liabilities to other companies Short-term interest-bearing liabilities to Group companies Short-term interest-bearing liabilities to other companies Other financial liabilities to Group companies including derivatives Other financial liabilities to other companies including derivatives 4 697 8 942 448 – – ––––––4 697 4 779 ––––––8 942 8 942 ––––––448 448 –144 ––––144 144 –203 420 –––623 623 Total financial liabilities 14 087 –347 420 –––14 854 14 936

Notes to the Parent Company financial statements continued Carrying amounts Fair value(1) Fair value through profit and loss Fair value through fair value reserve Amortized cost EURm Level 1 Level 2 Level 3 Level 1 Level 2 Level 3 Total Total As of December 31, 2019 Non-current financial investments Non-current loan receivables from Group companies Non-current loan receivables from other companies Current loan receivables from Group companies Other current financial assets from Group companies including derivatives Other current financial assets from other companies including derivatives Current financial investments Cash and cash equivalents – 2 915 7 8 427 – – – – – – – – 1 – – – – – – – – – – – – – – – 1 2 915 7 8 427 1 2 915 7 8 427 – – 53 – – – – 53 53 – 43 1 306 – – – 80 – 1 602 – – – – – – – – – – – – 80 43 2 908 80 43 2 908 Total financial assets 12 698 – 1 735 1 – – – 14 434 14 434 Long-term interest-bearing liabilities to other companies Short-term interest-bearing liabilities to Group companies Short-term interest-bearing liabilities to other companies Other financial liabilities to Group companies including derivatives Other financial liabilities to other companies including derivatives 3 714 – – – – – – 3 714 3 751 10 997 – – – – – – 10 997 10 997 5 – – – – – – 5 5 – – 70 – – – – 70 70 – – 151 631 – – – 782 782 Total financial liabilities 14 716 – 220 631 – – – 15 568 15 605 (1) The following fair value measurement methods are used for items not carried at fair value: The fair values of long-term interest-bearing liabilities are primarily based on quotes from third-party pricing services (level 2). The fair values of other assets and liabilities, including loans receivable and loans payable are primarily based on discounted cash flow analysis (level 2). The fair value is estimated to equal the carrying amount for current financial assets and financial liabilities due to limited credit risk and short time to maturity. Refer to Note 2, Significant accounting policies. The level 2 category includes financial assets and liabilities measured using a valuation technique based on assumptions that are supported by prices from observable current market transactions. These include assets and liabilities with fair values based on quotes from third-party pricing services, financial assets with fair values based on broker quotes and assets that are valued using the Parent Company’s own valuation models whereby the material assumptions are market observable. The majority of the Parent Company’s listed bonds and other securities, over-the-counter derivatives and certain other products are included within this category. The level 3 financial assets category includes a large number of investments in unlisted equities and unlisted venture funds. The fair value of level 3 investments is determined using one or more valuation techniques where the use of the market approach generally consists of using comparable market transactions, while the use of the income approach generally consists of calculating the net present value of expected future cash flows. For unlisted funds, the selection of appropriate valuation techniques by the fund managing partner may be affected by the availability and reliability of relevant inputs. In some cases, one valuation technique may provide the best indication of fair value while in other circumstances multiple valuation techniques may be appropriate. The inputs generally considered in determining the fair value of level 3 investments include the original transaction price, recent transactions in the same or similar instruments, completed or pending third-party transactions in the underlying investment or comparable issuers, subsequent rounds of financing, recapitalizations or other transactions undertaken by the issuer, offerings in the equity or debt capital markets, and changes in financial ratios or cash flows, adjusted as appropriate for liquidity, credit, market and/or other risk factors. The fair value may be adjusted to reflect illiquidity and/or non-transferability, with the amount of such discount estimated by the managing partner in the absence of market information. The level 3 investments are remeasured for each reporting date taking into consideration any changes in estimates, projections and assumptions, as well as any changes in economic and other relevant conditions. Majority of the venture funds invest in digital health, software and enterprise sectors and even though as of December 31, 2020, elevated degree of uncertainty related to unobservable inputs prevails in the current market conditions caused by COVID-19 outbreak, the quantitative impact on the fair values of venture fund investments is considered limited. Level 3 investments include venture funds investing in hundreds of individual companies in various sectors and geographies. Hence, specific estimates and assumptions used by managing partners due to the lack of observable inputs do impact the fair value of individual investments, but no individual input has a significant impact on the aggregated fair value of level 3 investments. Level 3 financial liabilities include a conditional obligation to China Huaxin as part of the Nokia Shanghai Bell definitive agreements, where China Huaxin obtained the right to fully transfer its ownership interest in Nokia Shanghai Bell to Nokia Group in exchange for a future cash settlement. The fair value of the liability is calculated using the net present value of the expected future cash settlement. Change in this liability does not have an impact on income statement. Refer to Note 33, Significant partly-owned subsidiaries in the consolidated financial statements. 2066 NOKIA IN 2020

Financial statements Reconciliation of the opening and closing balances of level 3 financial assets and liabilities: Level 3 Financial Assets Level 3 Financial Liabilities EURm (618) As of January 1, 2019 22 (21) – – (13) Net losses in income statement Other movements As of December 31, 2019 1 (631) The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. A net gain/loss of EUR 0 million (net loss of EUR 21 million in 2019) related to level 3 financial instruments held as of December 31, 2020 is recognized in the income statement. 15. Derivative financial instruments Assets Liabilities Fair value(1) Notional(2) Fair value(1) Notional(2) EURm As of December 31, 2019 Cash flow and fair value hedges(3) Cross-currency interest rate swaps Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss Forward foreign exchange contracts, other companies Forward foreign exchange contracts, Group companies Currency options bought, other companies – – (49) 1 246 71 53 9 8 654 3 082 996 – 12 732 (101) (65) – (5) (220) 9 840 6 885 – 774 18 745 Currency options sold, Group companies – Total 133 (1) Included in other current financial assets and other current financial liabilities in the statement of financial position. (2) Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk as the exposure of certain contracts may be offset by that of other contracts. (3) Cross-currency interest rate swaps have been designated partly as fair value hedges and partly as cash flow hedges. Derivative financial instrument designation to hedging relationships in the table above presents the use of and accounting for derivative financial instruments from the perspective of the Parent Company’s standalone financial statements, which may differ from the designation in the consolidated financial statements. Refer to Note 25, Derivative financial instruments in the consolidated financial statements. NOKIA IN 2020 207 As of December 31, 2020 Cash flow and fair value hedges(3) Cross-currency interest rate swaps Derivatives not designated in hedge accounting relationships carried at fair value through profit and loss Forward foreign exchange contracts, other companies Forward foreign exchange contracts, Group companies Currency options bought, other companies Currency options bought, Group companies Currency options sold, other companies Currency options sold, Group companies ––(154)815 147 7 359 (49)5 721 49 3 032 (141)5 551 3 279 –– –6 –– –––6 ––(3)279 Total 199 10 676 (347) 12 372 As of January 1, 2020 1 (631) Other movements – 211 As of December 31, 2020 1 (420)

Notes to the Parent Company financial statements continued 16. Provisions EURm 2020 2019 17. Interest-bearing liabilities Carrying amount EURm Issuer/borrower Instrument Currency Nominal (million) Final maturity 2020 2019 (1) Nokia issued EUR 500 million 2.375% Senior Notes due 2025 and EUR 500 million 3.125% Senior Notes due 2028 under its EUR 5 billion Euro Medium Term Note Programme in May 2020. The proceeds of the new notes were partially used to redeem EUR 150 million of the 1.00% Senior Notes due 2021. (2) In January 2021, Nokia exercised its issuer call option to redeem 1.00% Senior Notes due March 2021 for the full amount of 350 million. The final redemption date for the notes was February 15, 2021. Refer to note 25, Subsequent events. (3) Nokia drew EUR 500 million loan from the European Investment Bank (EIB) in February 2020. (4) The loan from the Nordic Investment Bank (NIB) is repayable in three equal annual installments in 2023, 2024 and 2025. Significant credit facilities and funding programs: Utilized (million) Committed/Uncommitted Financing arrangement Currency Nominal (million) 2020 2019 (1) Nokia exercised its option to extend the maturity date of the Revolving Credit Facility in June 2020. Subsequent to the extension, the facility has its maturity in June 2025 with a one-year extension option remaining, except for EUR 88 million having its maturity in June 2024. (2) All euro-denominated bonds have been issued under the Euro Medium Term Note Programme. All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants. 2088 NOKIA IN 2020 Committed Revolving Credit Facility(1)EUR1 500 UncommittedFinnish Commercial Paper ProgrammeEUR750 UncommittedEuro-Commercial Paper ProgrammeEUR1 500 UncommittedEuro Medium Term Note Programme(2)EUR5 000 – – – 2 850 – – – 2 000 Total 2 850 2 000 Nokia Corporation1.00% Senior Notes(1)(2)EUR350 March 2021 Nokia Corporation 3.375% Senior Notes USD500 June 2022 Nokia Corporation2.00% Senior NotesEUR750 March 2024 Nokia Corporation EIB R&D Loan(3)EUR500 February 2025 Nokia Corporation NIB R&D Loan(4)EUR250 May 2025 Nokia Corporation 2.375% Senior Notes(1)EUR500 May 2025 Nokia Corporation2.00% Senior NotesEUR750 March 2026 Nokia Corporation 4.375% Senior Notes USD500 June 2027 Nokia Corporation 3.125% Senior Notes(1)EUR500 May 2028 Nokia Corporation 6.625% Senior Notes USD500 May 2039 Nokia Corporation Other liabilities to Group companies Nokia Corporation Other liabilities to other companies 350 418 766 500 250 500 767 451 500 545 8 942 98 500 447 770 – 250 – 771 456 – 520 10 997 5 Total 14 087 14 716 Divestment-related Other 32 11 45 10 Total 43 55

Financial statements 18. Accrued expenses and other liabilities EURm 2020 2019 19. Commitments and contingencies EURm 2020 2019 As of December 31, 2020 operating lease commitments amounted to EUR 2 million (EUR 2 million in 2019). 20. Loans granted to the management of the company There were no loans granted to the members of the Group Leadership Team and Board of Directors as of December 31, 2020 or 2019. 21. Notes to the statement of cash flows EURm 2020 2019 NOKIA IN 2020 209 Adjustments for Depreciation and amortization Income tax Financial income and expenses, net Impairment charges Asset retirements Share-based payment Group contributions 7 41 (182) 1 1 49 440 8 (17) (233) 21 9 9 390 Total 356 187 Contingent liabilities on behalf of Group companies Leasing guarantees Other guarantees 274 1 225 245 1 412 Contingent liabilities on behalf of other companies Other guarantees 5 5 Accrued interest expenses Salaries and social expenses VAT and other indirect taxes Other accrued expenses to Group companies Other accrued expenses to other companies 47 21 19 44 22 29 14 23 42 15 Total 153 123

Notes to the Parent Company financial statements continued 22. Group companies Refer to Note 32, Group companies in the consolidated financial statements. 23. The shares of the Parent Company Refer to Note 20, Shares of the Parent Company in the consolidated financial statements. 24. Financial risk management The Group has a systematic and structured approach to financial risk management across business operations and processes. Financial risk management policies and procedures are Group-wide, there are no separate or individual financial risk management policies or procedures for the Parent Company. Hence, internal and external financial risk exposures and transactions are managed only in the context of the Group financial risk management strategy. The Parent Company is the centralized external dealing entity in the Group. The Parent Company executes all significant external financial transactions with banks based on the Group’s financial risk management strategy and executes identical opposite internal financial transactions with Group Companies as required. Refer to Note 36, Financial Risk Management in the consolidated financial statements. 25. Subsequent events Bond redemption In January 2021, Nokia exercised its issuer call option to redeem 1.00% Senior Notes due March 2021 for the full amount of EUR 350 million. The redemption date for the notes was February 15, 2021. 2100 NOKIA IN 2020

Signatures Signing of the Annual Accounts and the Review of the Board of Directors 2020 The distributable funds on the balance sheet of the Parent company on December 31, 2020 amounted to EUR 16 712 million. The Parent company reported a loss for the financial year 2020. The Board proposes to the Annual General Meeting that no dividend will be paid for the financial year 2020. The proposal on the use of profit is in accordance with the Company’s dividend policy. On the date of issuing the financial statements for 2020 the number of the Company’s shares is 5 675 461 159.(1) (1) The number of the Company’s shares on December 31, 2020 was 5 653 886 159 after which the Company has registered 21 575 000 new shares. March 4, 2021 Sari Baldauf Chair Kari Stadigh Bruce Brown Thomas Dannenfeldt Jeanette Horan Edward Kozel Elizabeth Nelson Søren Skou Carla Smits-Nusteling Pekka Lundmark President and CEO The Auditor’s note Auditor’s Report has been issued today. Helsinki, March 4, 2021 Deloitte Oy Authorized Public Accountant Firm Marika Nevalainen APA NOKIA IN 2020 211

Auditor’s report To the Annual General Meeting of Nokia Corporation Our application of materiality We define materiality as the magnitude of misstatement in the financial statements that makes it probable that the economic decisions of a reasonably knowledgeable person would be changed or influenced. We use materiality both in planning the scope of our audit work and in evaluating the results of our work. Based on our professional judgement, we determined materiality for the financial statements as a whole as follows: Report on the Audit of the Financial Statements Opinion We have audited the financial statements of Nokia Corporation (business identity code 0112038-9) for the year ended 31 December 2020. The financial statements comprise the consolidated balance sheet, income statement, statement of comprehensive income, statement of cash flows, statement of changes in shareholders’ equity and notes, including a summary of significant accounting policies, as well as the parent company’s balance sheet, income statement, statement of cash flows and notes. In our opinion ■ the consolidated financial statements give a true and fair view of the group’s financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU. ■ the financial statements give a true and fair view of the parent company’s financial performance and financial position in accordance with the laws and regulations governing the preparation of financial statements in Finland and comply with statutory requirements. Our opinion is consistent with the additional report submitted to the Audit Committee. Basis for opinion We conducted our audit in accordance with good auditing practice in Finland. Our responsibilities under good auditing practice are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the parent company and of the group companies in accordance with the ethical requirements that are applicable in Finland and are relevant to our audit, and we have fulfilled our other ethical responsibilities in accordance with these requirements. In our best knowledge and understanding, the non-audit services that we have provided to the parent company and group companies are in compliance with laws and regulations applicable in Finland regarding these services, and we have not provided any prohibited non-audit services referred to in Article 5(1) of regulation (EU) 537/2014. The non-audit services that we have provided have been disclosed in note 3 to the parent company financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. Materiality in the Group financial statements Materiality €170 million Basis for determining materiality 0.8% of consolidated net sales and 2.1% of gross profit Rationale for the benchmark applied Given the importance of net sales and gross profit to investors and other users of the financial statements, we have used these as primary benchmarks. Owing to continued volatility in the Group’s results over the previous years, using loss before tax as a measure was not considered appropriate. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have also addressed the risk of management override of internal controls. This includes consideration of whether there was evidence of management bias that represented a risk of material misstatement due to fraud. 212 NOKIA IN 2020

Financial statements Key audit matter How our audit addressed the key audit matter Fixed Networks goodwill – Long-range plan and terminal year operating profit within the goodwill valuation model Refer to Notes 2, 4, 14 and 17 to the financial statements The Company’s Goodwill arises mainly from the acquisition of Alcatel Lucent (“ALU”) and also includes amounts related to various other acquisitions. The goodwill balance in the Fixed Networks business group is €609 million as of 31 December 2020 and is included in the total goodwill balance of €5,074 million. The Company’s evaluation of goodwill for impairment involves the comparison of the recoverable amount of each cash-generating unit (“CGU”, which generally align to the business groups) to its carrying value on at least an annual basis, in line with International Accounting Standard (“IAS”) 36 Impairment of Assets. Management’s discounted future cash flow model consists of an explicit three-year long-range plan and seven additional years of cash flow projections reflecting a gradual progression towards the steady state cash flow projections modeled in the terminal year. The Company’s model contains various assumptions, including discount rates and growth rates, and is particularly sensitive to changes in operating profit, a management estimate requiring significant judgment. This sensitivity is especially pronounced in Fixed Networks, and the difference between the carrying amount and the fair value less cost to sell thereof has remained low throughout 2020. Therefore, there is a risk that management’s goodwill impairment analysis utilises inappropriate operating profit, specifically in the long-range plan years and the terminal year, for Fixed Networks, resulting in an incorrect impairment conclusion or the recognition of an impairment charge that is too low. The evaluation of whether the operating profit, both in the long-range plan and terminal year, used by the Company to evaluate goodwill for impairment required a high degree of auditor judgement and increased audit effort, including the need to involve our fair value specialists and an internal industry expert. This matter is a significant risk of material misstatement referred to in EU Regulation No 537/2014, point (c) of Article 10(2). Our audit procedures related to management’s estimate of operating profit within the long-range plan and terminal year for Fixed Networks included the following, among others: ■ We tested the operating effectiveness of controls over goodwill, specifically focusing on controls related to the determination of the carrying value and fair value as well as controls over forecasting. ■ We held discussions with key members of management to understand how the forecast, including key assumptions around operating profit, was derived. ■ We utilised our fair value specialists to test the mathematical accuracy of the impairment model, review valuation assumptions, and challenge certain estimates and judgments used in valuing Fixed Networks (including discount rate, terminal growth rates, peer company selection, among others). ■ We challenged forecasted operating profit within the terminal year used in estimating the fair value by comparing to (1) historical and forecasted peer company data, (2) historical actual results, and (3) prior period internal forecasts. As operating profit within the long-range plan years is a key input into the determination of operating profit within the terminal year, we also performed these procedures on operating profit within the long-range plan years. ■ We read analyst reports to identify supporting or contradictory information in relation to management’s operating profit assumptions. All contradictory information was evaluated and incremental inquiries were performed. ■ We challenged certain of management’s forecasting assumptions based on information provided by an internal industry expert about the outlook for the industry in which Fixed Networks operates. ■ We performed a year-over-year trend analysis of forecasted operating profit at the business unit level for Fixed Networks, which is one level below the business group, investigating changes that were potentially inconsistent with our understanding of the business. NOKIA IN 2020 213

Auditor’s report continued Key audit matter How our audit addressed the key audit matter Revenue recognition - Determination of standalone selling prices in Nokia Networks and Nokia Software Refer to Notes 2, 4 and 7 to the financial statements The Company recognises revenue in accordance with International Financial Reporting Standard 15 Revenue from Contracts with Customers, from complex contracts that often contain multiple performance obligations, including hardware, software, and services. The transaction price in the contract is allocated across these performance obligations based on the standalone selling prices identified by management. This identification of standalone selling prices involves significant judgement, involves multiple inputs and calculations and has a direct impact on the timing and amount of revenue recognised. Where there is limited history or experience of selling similar goods or services, such as with 5G equipment in some markets, there is necessarily an increased level of judgement required in making the determination. Given the level of management judgement involved, performing audit procedures to evaluate the reasonableness of these judgements required a high degree of auditor judgement, and given the differing inputs and calculations across contracts, there was a significant audit effort in obtaining sufficient audit evidence. This matter is a significant risk of material misstatement referred to in EU Regulation No 537/2014, point (c) of Article 10(2). Our audit procedures related to the determination of standalone selling prices and the allocation of transaction price included the following, among others: ■ We assessed management’s accounting policy in relation to allocation of transaction price to determine compliance with IFRS 15, Revenue from Contracts with Customers; ■ We tested the operating effectiveness of controls over revenue recognition, specifically focusing on controls related to the determination of standalone selling prices in the largest and most complex contracts; ■ We utilised data analytics to identify those contracts with higher levels of risk based on size, complexity and inclusion of new products such as 5G, where there is less objective evidence of standalone selling price. For these contracts we reviewed their terms and obtained management’s accounting conclusions to consider whether these were in line with IFRS 15 ; ■ We evaluated the appropriateness of the estimation methods used by management for standalone selling prices in the contracts selected by assessing compliance with IFRS 15 and considering the nature of the performance obligations; ■ We benchmarked contracts against those with similar customers or for similar transactions to challenge whether the determination of standalone selling price was consistent across the Company; ■ We tested the related inputs used by management in their standalone selling price determinations in the contracts selected by assessing evidence related to judgements and calculations and agreeing to supporting audit evidence; and ■ We tested the arithmetic accuracy of the allocation of transaction price based on the determination of standalone selling price. There are no significant risks of material misstatement referred to in EU regulation No 537/2014, point (c) of Article 10(2) relating to the parent company’s financial statements. Responsibilities of the Board of Directors and the Managing Director for the Financial Statements The Board of Directors and the Managing Director are responsible for the preparation of consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, and of financial statements that give a true and fair view in accordance with the laws and regulations governing the preparation of financial statements in Finland and comply with statutory requirements. The Board of Directors and the Managing Director are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, the Board of Directors and the Managing Director are responsible for assessing the parent company’s and the group’s ability to continue as going concern, disclosing, as applicable, matters relating to going concern and using the going concern basis of accounting. The financial statements are prepared using the going concern basis of accounting unless there is an intention to liquidate the parent company or the group or cease operations, or there is no realistic alternative but to do so. 214 NOKIA IN 2020

Financial statements Auditor’s Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance on whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with good auditing practice will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements. As part of an audit in accordance with good auditing practice, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: ■ Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. ■ Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the parent company’s or the group’s internal control. ■ Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management. ■ Conclude on the appropriateness of the Board of Directors’ and the Managing Director’s use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the parent company’s or the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the parent company or the group to cease to continue as a going concern. ■ Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events so that the financial statements give a true and fair view. ■ Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. Other reporting requirements Other information The Board of Directors and the Managing Director are responsible for the other information. The other information comprises the report of the Board of Directors and the information included in the Annual Report but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information. In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. With respect to the report of the Board of Directors, our responsibility also includes considering whether the report of the Board of Directors has been prepared in accordance with the applicable laws and regulations. In our opinion, the information in the report of the Board of Directors is consistent with the information in the financial statements and the report of the Board of Directors has been prepared in accordance with the applicable laws and regulations. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact. We have nothing to report in this regard. Helsinki, 4 March 2021 Deloitte Oy Audit Firm Marika Nevalainen Authorised Public Accountant (KHT) NOKIA IN 2020 215

216 NOKIA IN 2020

Other information Forward-looking statements Introduction and use of certain terms Glossary Investor information Contact information 218 219 220 223 224 Nokia global headquarters, located in Espoo, Finland. NOKIA IN 2020 217

Forward-looking statements Forward-looking statements Certain statements contained in this Annual Report constitute “forward-looking statements”. Forward-looking statements provide Nokia’s current expectations of future events based on certain assumptions and include any statement that does not directly relate to any current or historical fact. The words “believe”, “expect”, “expectations”, “anticipate”, “foresee”, “see”, “target”, “estimate”, “designed”, “aim”, “plan”, “intend”, “influence”, “assumption”, “focus”, “continue”, “project”, “should”, “is to”, “will”, “strive”, “may” or similar expressions as they relate to us or our management are intended to identify these forward-looking statements, as well as statements regarding: A) business strategies, market expansion, growth management, and future industry trends and megatrends and our plans to address them; B) future performance of our businesses and any future distributions and dividends; C) expectations and targets regarding financial performance, results, operating expenses, cash flows, taxes, currency exchange rates, hedging, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; D) expectations, plans, timelines or benefits related to changes in our organizational and operational structure; E) market developments in our current and future markets and their seasonality and cyclicality, including the communication service provider market, as well as general economic conditions, future regulatory developments and the expected impact, timing and duration of the COVID-19 pandemic on our businesses, our supply chain, our customers’ businesses and the general market and economic conditions; F) our position in the market, including product portfolio and geographical reach, and our ability to use the same to develop the relevant business or market and maintain our order pipeline over time; G) any future collaboration or business collaboration agreements or patent license agreements or arbitration awards, including income from any collaboration or partnership, agreement or award; H) timing of the development and delivery of our products and services, including our short term and longer term expectations around the deployment of 5G and our ability to capitalize on such deployment as well as use our global installed base as the platform for success in 5G, and the overall readiness of the 5G ecosystem; I) the outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) restructurings, investments, capital structure optimization efforts, divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, and capital structure optimization efforts including our 2019-2020 cost savings program; K) future capital expenditures, temporary incremental expenditures or other R&D expenditures to develop or rollout new products, including 5G; and L) the sustainability and corporate responsibility contained in the sustainability and corporate responsibility section of this Annual Report. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties that could affect these statements include but are not limited to the risk factors specified under “Operating and financial review and prospects—Risk factors” of this Annual Report. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required. 218 NOKIA IN 2020

Other information Introduction and use of certain terms Nokia Corporation is a public limited liability company incorporated under the laws of the Republic of Finland. In this Annual Report, any reference to “we”, “us”, “the Group”, “the company” or “Nokia” means Nokia Corporation and its consolidated subsidiaries and generally Nokia’s continuing operations, except where we separately specify that the term means Nokia Corporation or a particular subsidiary or business segment only or our discontinued operations. References to “our shares” matters relating to our shares or matters of corporate governance refer to the shares and corporate governance of Nokia Corporation. Nokia Corporation has published its consolidated financial statements in euro for periods beginning on or after January 1, 1999. In this Annual Report, references to “EUR”, “euro” or “€” are to the common currency of the European Economic and Monetary Union, references to “dollars”, “US dollars”, “USD” or “$” are to the currency of the United States, and references to “Chinese yuan” or “Chinese yuan renminbi” or “CNY” are to the official currency of the People’s Republic of China. NOKIA IN 2020 219

Glossary Broadband: The delivery of higher bandwidth by using transmission channels capable of supporting data rates greater than the primary rate of 9.6 Kbps. Churn: A measure of the number of customers or subscribers who leave their service provider, e.g. a mobile operator, during a given time period. Cloud: Cloud computing is a model for enabling ubiquitous, convenient, on-demand network access to a shared pool of configurable computing resources (e.g., networks, servers, storage, applications and services) that can be rapidly provisioned and released with minimal management effort. CloudBand: Our loud management and orchestration solutions enabling a unified cloud engine and platform for Network Functions Virtualization (NFV). See also NFV. Common Software Foundation (CSF): As a coherent software suite, Nokia’s cloud-native Common Software Foundation is designed to deliver applications that are hardware-and vendor-agnostic, and easy to deploy, integrate, use and upgrade. Converged core: Wireless and fixed access convergence within the core. As we move towards a 5G standalone core, service providers will be able to use a common set of control plane functions within the core to manage both wireless and fixed user plane functions. The ability of a unified control plane will simplify operations and provide independent location, scaling and lifecycle management capabilities. Convergence: The coming together of two or more disparate disciplines or technologies. Convergence types are e.g. IP convergence, fixed-mobile convergence and device convergence. Core network: A combination of exchanges and the basic transmission equipment that together form the basis for network services. CSP: Communication service providers. Customer Experience Management: Software suite used to manage and improve the customer experience, based on customer, device and network insights. Devices & Services: Our former mobile device business, substantially all of which was sold to Microsoft. Digital: A signaling technique in which a signal is encoded into digits for transmission. Discontinued operations: The continuing financial effects of the HERE business and the Devices & Services business. HERE was divested to an automotive consortium and substantially all of the Devices & Services business was sold to Microsoft. Ecosystem: An industry term to describe the increasingly large communities of mutually beneficial partnerships that participants such as hardware manufacturers, software providers, developers, publishers, entertainment providers, advertisers and ecommerce specialists form in order to bring their offerings to market. At the heart of the major ecosystems in the mobile devices and related services industry is the operating system and the development platform upon which services are built. ETSI (European Telecommunications Standards Institute): Standards produced by the ETSI contain technical specifications laying down the characteristics required for a telecommunications product. Glossary 2G (Second Generation Mobile Communications): Also known as GSM (Global System for Mobile Communications): A digital system for mobile communications that is based on a widely-accepted standard and typically operates in the 900 MHz, 1800 MHz and 1900 MHz frequency bands. 3G (Third Generation Mobile Communications): The third generation of mobile communications standards designed for carrying both voice and data generally using WCDMA or close variants. See also WCDMA. 3GPP (The Third Generation Partnership Project): A consortium comprising several standards organizations which develop protocols for mobile telecommunications. The initial goal was to develop a global technical specification for a 3G mobile phone system. Since then, the operations have been extended and today the main focus is on 5G networks. 4G (Fourth Generation Mobile Communications): The fourth generation of mobile communications standards based on LTE, offering IP data connections only and providing true broadband internet access for mobile devices. See also LTE. 5G (Fifth Generation Mobile Communications): The next major phase of mobile telecommunications standards. 5G is a complete redesign of network architecture with the flexibility and agility to support upcoming service opportunities. It delivers higher speeds, higher capacity, extremely low latency and greater reliability. Access network: A telecommunications network between a local exchange and the subscriber station. Airframe: Our 5G-ready, end-to-end data center solution that combines the benefits of cloud computing technologies with the requirements of the core and radio telecommunications world. It is available in Rackmount and Open Compute Project (OCP) form factors. This enables the solution to be very scalable: from small distributed latency-optimized data centers to massive centralized hyperscale data center deployment. AirScale Radio Access: A 5G-ready complete radio access generation that helps operators address the increasing demands of today and tomorrow. The solution comprises: Nokia AirScale Base Station with multiband radio frequency elements and system modules; Nokia AirScale Active Antennas; Cloud RAN with Nokia AirScale Cloud Base Station Server and the cloud-based AirScale RNC (Radio Network Controller) for 3G; Nokia AirScale Wi-Fi; common software; and services which use intelligent analytics and extreme automation to maximize the performance of hybrid networks. Alcatel-Lucent: Alcatel-Lucent Group, that has been part of the Nokia Group since 2016. Anyhaul: Mobile transport solution for 5G networks covering microwave, IP, optical and broadband. Artificial Intelligence (AI): Autonomous and adaptive intelligence of machines, where machines have the ability to perform tasks in complex environments without constant guidance by a user and have the ability to improve performance by learning from experience. Bandwidth: The width of a communication channel, which affects transmission speeds over that channel. Base station: A network element in a mobile network responsible for radio transmission and reception to or from the mobile station. 220 220 NOKIA IN 2020

Other information Fixed Networks: Our Fixed Networks business group provides copper and fiber access products, solutions, and services. Fixed Wireless Access (FWA): Uses wireless networks to connect fixed locations such as homes and businesses with broadband services. Future X: A network architecture – a massively distributed, cognitive, continuously adaptive, learning and optimizing network connecting humans, senses, things, systems, infrastructure, processes. G.fast: A fixed broadband technology able to deliver up to 1Gbps over very short distances (for example, for in-building use, also called “Fiber-to-the-Building”). Launched in 2014, G.fast uses more frequencies and G.fast Vectoring techniques to achieve higher speeds. Global Services: Our Global Services business group provides a broad variety of services to communication service providers and enterprises ranging from network infrastructure services, professional services and managed operations to network cognitive services and analytics. GPON (Gigabit Passive Optical Network): A fiber access technology that delivers 2.5Gbps over a single optical fiber to multiple end points including residential and enterprise sites. GSM (Global System for Mobile Communications): A digital system for mobile communications that is based on a widely accepted standard and typically operates in the 900 MHz, 1800 MHz and 1900 MHz frequency bands. See also 2G. GSM-R (GSM-Railway): An international wireless communications standard for railway communication and applications. A sub-system of European Rail Traffic Management System (ERTMS), it is used for communication between train and railway regulation control centers. HERE: A former Nokia company focused on mapping and location intelligence services, which was divested to an automotive consortium in 2015. Internet of Things (IoT): All things such as cars, the clothes we wear, household appliances and machines in factories connected to the internet and able to automatically learn and organize themselves. IP (Internet Protocol): A network layer protocol that offers a connectionless internet work service and forms part of the (Transmission Control Protocol) TCP/IP protocol. IP (Intellectual Property): Intellectual property results from original creative thought, covering items such as patents, copyright material and trademarks, as well as business models and plans. IPR (Intellectual Property Rights): Legal rights protecting the economic exploitation of intellectual property, a generic term used to describe products of human intellect, for example patents, that have an economic value. IP/MPLS (IP Multiprotocol Label Switching): IP/MPLS is a routing technique in telecommunications networks that directs data from one node to the next based on short path labels rather than long network addresses, thus avoiding complex lookups in a routing table and speeding traffic flows. IPR licensing: Generally an agreement or an arrangement where a company allows another company to use its intellectual property (such as patents, trademarks or copyrights) under certain terms. IP/Optical Networks: Our IP/Optical Networks business group provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity. LTE (Long-Term Evolution): 3GPP radio technology evolution architecture and a standard for wireless communication of high-speed data. Also referred to as 4G. Mission-critical networks/communications: One of the key elements of 5G. Mission-critical communications meets the needs of emergency responders such as emergency operations centers, fire departments, emergency vehicles, police, and search and rescue services, replacing traditional radio with new communications capabilities available to smartphone users. Mobile broadband: Refers to high-speed wireless internet connections and services designed to be used from multiple locations. Mobile Networks: Our Mobile Networks business group offers an industry-leading portfolio of radio access networks solutions, including 2G, 3G, 4G, 5G and Single-RAN, microwave radio links and cloud computing hardware platforms. MPLS: Multiprotocol Label Switching, a routing technique for networks. MSO: Multiple System Operators (MSO) are operators of multiple cable television systems. The majority of system operators run cable systems in more than one community and hence most of them are multiple system operators. Networks segment: One of our three reportable segments until the end of 2020. As Nokia’s new operating model became effective on January 1, 2021, the reportable segments changed accordingly. NFV (Network Functions Virtualization): Principle of separating network functions from the hardware they run on by using virtual hardware abstraction. Nokia Bell Labs: Our research arm engaged in discovering and developing the technological shifts needed for the next phase of human existence as well as exploring and solving complex problems to radically redefine networks. Nokia Enterprise: Recognizing the growth potential of our business within the enterprise customer segment, we created Nokia Enterprise business group, effective 1 January, 2019. It addresses the mission-and business-critical networking requirements of asset-intensive industries such as transportation, energy, manufacturing and logistics – as well as governments and cities. Nokia Networks: Our former business focused on mobile network infrastructure software, hardware and services. Nokia Software: Our business group and a reportable segment offering carrier-grade software applications and platforms to provide operations and business support systems, build, deliver, and optimize services, enable their monetization, and to improve customer experience. NOKIA IN 2020 221

Glossary continued Nokia Technologies: Our business group and a reportable segment focused on advanced technology development and licensing. Non-Standalone (NSA): Network architecture that is built over an existing 4G network. Nuage Networks: A Nokia brand, focused on creating Software Defined Networking (SDN) solutions that simplify and automate communication service providers’ cloud networks and enterprise Wide Area Networks (SD-WAN). Operating System (OS): Software that controls the basic operation of a computer or a mobile device, such as managing the processor and memory. The term is also often used to refer more generally to the software within a device e.g. the user interface. Packet: Part of a message transmitted over a packet-switched network. Platform: Software platform is a term used to refer to an operating system or programming environment, or a combination of the two. PON (Passive Optical Network): A fiber access architecture in which unpowered fiber optic splitters are used to enable a single optical fiber to serve multiple end-points without having to provide individual fibers between the hub and customer. Programmable world: A world where connectivity will expand massively, linking people as well as billions of physical objects – from cars, home appliances and smartphones, to wearables, industrial equipment and health monitors. What distinguishes the Programmable World from the Internet of Things (IoT) is the intelligence that is added to data to allow people to interpret and use it, rather than just capture it. PSE-3: The PSE-3 chipset is the first coherent digital signal processor to implement Probabilistic Constellation Shaping (PCS), a modulation technique pioneered by Nokia Bell Labs. RAN (Radio Access Network): A mobile telecommunications system consisting of radio base stations and transmission equipment. SDAN: Software Defined Access Network. SDN (Software-Defined Network): Decoupling of network control and data forwarding to simplify and automate connections in data centers, clouds and across the wide area. SD-WAN: Software-Defined Networking in a Wide Area Network (WAN) that simplifies and automates enterprise networks, seamlessly connecting users and applications, from branch office to cloud. SEP (Standard-Essential Patent): Generally, patents needed to produce products which work on a standard, which companies declare as essential and agree to license on Fair, Reasonable and Non-Discriminatory (FRAND) terms. Can be referred to as essential patent also. Single RAN: Single RAN (S-RAN) allows different radio technologies to be provided at the same time from a single base station, using a multi-purpose platform. Small cells: Low-powered radio access nodes (micro cells or picocells) that are a vital element in handling very dense data traffic demands. 3G and LTE small cells use spectrum licensed by the operator; Wi-Fi uses unlicensed spectrum which is therefore not under the operator’s exclusive control. Standalone (SA): Network architecture that allows independent operation of a 5G service without interaction with an existing 4G core and 4G radio network. Technology licensing: Generally refers an agreement or arrangement where under certain terms a company provides another company with its technology and possibly know-how, whether protected by intellectual property or not, for use in products or services offered by the other company. Telco cloud: Applying cloud computing, SDN and NFV principles in telecommunications environment, e.g. separating application software from underlying hardware with automated, programmable interfaces while still retaining telecommunications requirements such as high availability and low latency. Transmission: The action of conveying signals from one point to one or more other points. TXLE (Technical Extra-Large Enterprise): Technically sophisticated companies, such as banks, that invest heavily in their own network infrastructures to gain a key competitive advantage. VDSL2 (Very High Bit Rate Digital Subscriber Line 2): A fixed broadband technology, the successor of ADSL. Launched in 2007, it typically delivers a 30Mbps broadband service from a street cabinet (also called a “Fiber-to-the-Node” deployment) over existing telephone lines. VDSL2 vectoring: A fixed broadband technology launched in 2011, able to deliver up to 100Mbps over a VDSL2 line by applying noise cancellation techniques to remove cross-talk between neighboring VDSL2 lines. Virtual Reality (VR): The simulation of a three-dimensional image or environment that can be interacted with in a seemingly real or physical way by a person using special electronic equipment, such as a helmet with a screen inside or gloves fitted with sensors. VoLTE (Voice over LTE): Required to offer voice services on an all-IP LTE network and generally provided using IP Multimedia Subsystem, which is an architectural framework designed to deliver IP-based multimedia services on telecommunications networks; standardized by 3GPP. WAN (Wide Area Network): A geographically distributed private telecommunications network that interconnects multiple local area networks. WCDMA (Wideband Code Division Multiple Access): A third-generation mobile wireless technology that offers high data speeds to mobile and portable wireless devices. Also referred to as 3G. Webscale companies: Companies – such as Google, Microsoft, and Alibaba – which are investing in cloud technology and network infrastructure on an increasing scale to fulfill their needs for massive, mission-critical networks. WING: Worldwide IoT Network Grid is a managed service that offers CSPs the ability to support their enterprise customers with global IoT connectivity across borders and technologies. WLAN (Wireless Local Area Network): A local area network using wireless connections, such as radio, microwave or infrared links, in place of physical cables. 222 NOKIA IN 2020

Other information Investor information Investor information Information on the internet www.nokia.com Available on the internet: financial reports, members of the Group Leadership Team, other investor-related materials and events, and press releases as well as environmental and social information, including our Sustainability Report, Code of Conduct, Corporate Governance Statement and Remuneration Statement. Investor Relations contacts investor.relations@nokia.com Annual General Meeting Date: Place: Dividend April 8, 2021 Helsinki, Finland The Board proposes to the Annual General Meeting that no dividend be paid for the financial year 2020. Financial reporting Our interim reports in 2021 are planned to be published on April 29, 2021, July 29, 2021 and October 28, 2021. The full-year 2021 results are planned to be published in February 2022. Information published in 2020 All our global press releases and statements published in 2020 are available on the internet at www.nokia.com/en_int/news/releases. Stock exchanges The Nokia Corporation share is quoted on the following stock exchanges: Symbol Trading currency Nasdaq Helsinki (since 1915) New York Stock Exchange (since 1994) Euronext Paris (since 2015) NOKIA NOK NOKIA EUR USD EUR NOKIA IN 2020 223

Contact information Contact information Nokia Head Office Karakaari 7 FI-02610 Espoo, Finland FINLAND Tel. +358 (0) 10 44 88 000 Fax +358 (0) 10 44 81 002 224 NOKIA IN 2020

Copyright © 2021 Nokia Corporation. All rights reserved. Nokia is a registered trademark of Nokia Corporation. www.nokia.com

Corporate governance statement Corporate governance statement This corporate governance statement is prepared in accordance with Chapter 7, Section 7 of the Finnish Securities Markets Act (2012/746, as amended) and the Finnish Corporate Governance Code 2020 (the “Finnish Corporate Governance Code”). Introduction In 2020, we continued delivering on Nokia’s commitment to strong corporate governance and related practices. To do that, the Board activities are structured to develop the company’s strategy and to enable the Board to support the management on the delivery of it within a transparent governance framework. The table below sets out a high-level overview of the key areas of focus for the Board’s and its Committees’ activities during the year in addition to regular business and financial updates at each Board meeting and several reviews of the impacts and actions relating to the COVID-19 pandemic. January February/March April Board – Digitalization update – Ethics & compliance and litigation update – Board evaluation – CEO change – Postponing 2020 AGM due to COVID-19 – Remuneration Policy to be presented to the AGM – Nokia Equity Program 2020 – Transformation update – Convening the remote AGM Corporate Governance and Nomination Committee – Board composition and remuneration – Corporate governance statement – AGM proposals Personnel Committee – Incentive targets and objectives – Nokia Equity Program – Investor feedback on remuneration practices – CEO remuneration – Remuneration Policy review Audit Committee – Q4 and full-year 2019 financials, annual report – Compliance, internal audit and internal controls updates – Auditor reporting – Update by the new auditor – AGM proposals to the Board – Structured finance update – Q1 financials – Compliance, internal audit and internal controls updates – Auditor reporting – Tax update – Cybersecurity – Conflict Minerals Report Technology Committee – Review of strategic technology initiatives – Updates on major innovation and technology trends 48 NOKIA IN 2020

Corporate governance from his position on July 31, 2020 while continuing to serve as an advisor to the Nokia Board until January 1, 2021. On June 11, 2020, Nokia announced the appointment of Marco Wirén as the new Chief Financial Officer of Nokia, effective September 1, 2020. The previous Chief Financial Officer Kristian Pullola stepped down from his position on August 31, 2020. On October 29, 2020, Pekka Lundmark announced the composition of the new Group Leadership Team, effective January 1, 2021. Refer to the section on the Group Leadership Team and the President and CEO below for further information. On January 1, 2020 Deloitte Oy started as the new auditor of the company as result of the auditor rotation resolved by the Annual General Meeting in 2019. Annual General Meeting 2020 and 2021 On March 18, 2020, Nokia cancelled the Annual General Meeting originally convened to be held on April 8, 2020 due to the COVID-19 pandemic and related restrictions on public gatherings. On April 27, 2020, the Board resolved on extraordinary measures pursuant to the temporary legislation approved by the Finnish Parliament on April 24, 2020. In order to prevent the spread of the COVID-19 pandemic, the Annual General Meeting was convened to be held without shareholders and their proxy representatives being present at the meeting venue. Participation in the Annual General Meeting and use of shareholder rights was possible only by voting in advance, by submitting counterproposals and asking questions in advance. The Annual General Meeting 2020 eventually took place at the Company’s headquarters in Espoo on May 27, 2020. Approximately 43 000 shareholders representing approximately 2 300 million shares and votes were represented at the Annual General Meeting through advance voting. The Annual General Meeting supported all of the Board’s proposals by at least 86 percent of the votes cast. As the COVID-19 situation remains serious, Nokia Corporation’s Annual General Meeting 2021 is planned to be held on April 8, 2021 under extraordinary measures pursuant to the temporary legislation, which entered into force on October 3, 2020 to prevent the spread of the COVID-19 pandemic. Participation and exercise of shareholder rights in the meeting will be possible only by voting in advance and by submitting counterproposals and asking questions in advance. It is not possible for the shareholders or their proxy representatives to participate in the meeting at the meeting venue. Proposals of the Board of Directors to the Annual General Meeting 2021 were published on February 4, 2021. Furthermore, there were a number of significant corporate governance events in 2020. In addition to the new Board Chair and Vice Chair, the President and CEO and the Chief Financial Officer were changed and we also announced several changes in the Group Leadership Team structure and composition. We also held our first-ever fully remote annual general meeting at which the first vote was taken on the Remuneration Policy applicable to the Board members and the President and CEO. Changes in the Board, management and auditor in 2020 At the end of 2019 then Chair of the Board Risto Siilasmaa informed the Board’s Corporate Governance and Nomination Committee that he will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting in 2020. Mr. Siilasmaa had been a Nokia Board member since 2008 and served as Board Chair from 2012 onwards. He also served as interim CEO of Nokia from 2013 to 2014. Consequently, Vice Chair Sari Baldauf was elected as the new Chair of the Board and Kari Stadigh as the new Vice Chair following their re-election to the Board by the Annual General Meeting in 2020. On March 2, 2020, Nokia’s Board of Directors appointed Pekka Lundmark as the President and CEO of Nokia and he started in his new role on August 1, 2020. The previous President and CEO Rajeev Suri stepped down May July September/October December – Technology Strategy update – Digitalization update – Appointment of the new Board Chair – Annual sustainability review – Key market strategies – Annual strategy meeting – New operating model planning – Annual plan and long-range plan – Enterprise Risk Management – Business group strategy planning – Organization of the Board and its Committees – Future Board composition – Corporate governance update – Board evaluation process – Board’s diversity principles – Proxy advisor policy update – GLT LTI nominations – Investor feedback from Remuneration Policy voting in AGM – AGM update – PC Advisor update – Review of Share Ownership and Clawback Policies – Alignment on LTI approach – Risk review – 2021 incentive program framework – Culture – Remuneration Report for 2020 – Q2 financials – Auditor reporting – Compliance, internal audit and internal controls updates – Climate-related financial disclosures – Q3 financials – Auditor reporting – Compliance, internal audit, internal controls updates – Financial IT – Cybersecurity – CFO organization – Pensions update – 20-F and annual report update – Financing strategy – Annual Charter and Policy review – Review of strategic technology initiatives – Updates on major innovation and technology trends – Review of strategic technology initiatives – Updates on major innovation and technology trends – Review of strategic technology initiatives – Updates on major innovation and technology trends NOKIA IN 2020 49

Corporate governance statement continued Corporate governance framework The Code of Conduct also applies to directors, officers, and employees of other business entities (such as joint ventures) in which Nokia owns a majority of the shares or exercises effective control. Furthermore, the Board has adopted the Code of Ethics applicable to our key executives, including the President and CEO, CFO and Corporate Controller. Main corporate governance bodies of Nokia Pursuant to the provisions of the Finnish Limited Liability Companies Act (2006/624, as amended) (the Finnish Companies Act) and Nokia’s Articles of Association, the control and management of Nokia are divided among the shareholders at a general meeting, the Board, the President and CEO and the Group Leadership Team, chaired by the President and CEO. General Meeting of Shareholders Nokia shareholders play a key role in corporate governance, with our Annual General Meeting offering a regular opportunity to exercise their decision-making power in the company. In addition, at the meeting the shareholders may exercise their right to speak and ask questions, although in 2020 the use of shareholder rights happened by remote means only due to the COVID-19 pandemic and related precautions taken in order to ensure the health and safety of our shareholders, employees and other stakeholders. Refer to section “Introduction– Annual General Meeting 2020 and 2021” above for further information. Each Nokia share entitles a shareholder to one vote at general meetings of Nokia. The Annual General Meeting decides, among other things, on the election and remuneration of the Board, the adoption of the annual accounts, the distribution of profit shown on the balance sheet, and discharging the members of the Board and the President and CEO from liability, as well as on the election and fees of the external auditor. Starting from the 2020 Annual General Meeting, the Remuneration Policy shall be presented to the general meeting at least every four years and the Remuneration Report annually from 2021. Resolutions regarding the policy and report are advisory. In addition to the Annual General Meeting, an Extraordinary General Meeting may be convened when the Board considers such a meeting to be necessary, or when the provisions of the Finnish Companies Act mandate that such a meeting must be held. Exte Audit ernal Audit Nomination Committee Group Leadership Team Regulatory framework Our corporate governance practices comply with Finnish laws and regulations, our Articles of Association approved by the shareholders and corporate governance guidelines (Corporate Governance Guidelines) adopted by the Board of Directors. Corporate Governance Guidelines reflect our commitment to good corporate governance. They include the directors’ responsibilities, the composition and election of the members of the Board and its Committees, and certain other matters relating to corporate governance. We also comply with the Finnish Corporate Governance Code issued by the Securities Market Association. In addition, we comply with the rules and recommendations of Nasdaq Helsinki and Euronext Paris as applicable to us due to the listing of our shares on the exchanges. Furthermore, as a result of the listing of our American Depositary Shares on the New York Stock Exchange (NYSE) and our registration under the US Securities Exchange Act of 1934, we follow the applicable U.S. federal securities laws and regulations, including the Sarbanes-Oxley Act of 2002 as well as the rules of the NYSE, in particular the corporate governance standards under Section 303A of the NYSE Listed Company Manual. We comply with these standards to the extent such provisions are applicable to us as a foreign private issuer. To the extent any non-domestic rules would require a violation of the laws of Finland, we are obliged to comply with Finnish law. There are no significant differences in the corporate governance practices applied by Nokia compared with those applied by the US companies under the NYSE corporate governance standards with the exception that Nokia complies with Finnish law with respect to the approval of equity compensation plans. Under Finnish law, stock option plans require shareholder approval at the time of their launch. All other plans that include the delivery of company stock in the form of newly issued shares or treasury shares require shareholder approval at the time of the delivery of the shares unless a shareholder approval has been granted through an authorization to the Board, a maximum of five years earlier. The NYSE corporate governance standards require that the equity compensation plans are approved by the company’s shareholders. Nokia aims to minimize the necessity for, or consequences of, conflicts between the laws of Finland and applicable non-domestic corporate governance standards. In addition to the Corporate Governance Guidelines adopted by the Board, the Committees of the Board have adopted charters that define each Committee’s main duties and operating principles. The Board has also adopted the Code of Conduct that applies to directors, executives, and employees of Nokia, as well as employees of Nokia’s wholly-owned affiliates and subsidiaries. 50 NOKIA IN 2020 General Meeting of Shareholders Board of Directors Audit Committee rnalCorporate Governance andInt Personnel Committee Technology Committee President and CEO

Corporate governance Our Board’s leadership structure consists of a Chair and Vice Chair elected annually by the Board, and confirmed by the independent directors of the Board from among the Board members upon the recommendation of the Corporate Governance and Nomination Committee. The Chair of the Board has certain specific duties as stipulated by Finnish law and our Corporate Governance Guidelines. The Vice Chair of the Board assumes the duties of the Chair of the Board in the event he or she is prevented from performing his or her duties. The independent directors of the new Board also confirm the election of the members and chairs for the Board’s Committees from among the Board’s independent directors upon the recommendation of the Corporate Governance and Nomination Committee and based on each Committee’s member qualification standards. These elections take place at the Board’s assembly meeting following the general meeting. Board diversity The Board has adopted principles concerning Board diversity describing our commitment to promoting diverse Board composition and how diversity is embedded into our processes and practices when identifying and proposing new Board candidates as well as re-election of current Board members. At Nokia, diversity is not a static concept but rather a relevant mix of required elements for the Board as a whole that evolves with time based on, among other things, the relevant business objectives and future needs of Nokia. The Board diversity is treated as a means of improvement and development rather than an end in itself. Diversity of our Board is considered from a number of aspects including, but not limited to, skills and experience, age, nationality, ethnicity, cultural and educational backgrounds, gender identity, sexual orientation as well as other individual qualities. Both genders shall be represented on the Board. Nokia acknowledges and supports the resolution adopted by the Finnish Government on February 17, 2015 on gender equality on the boards of directors of Finnish large and mid-cap listed companies. We report annually our objectives relating to both genders being represented on our Board, the means to achieve them, and the progress we have made in achieving them. We have met our aim to have representation of at least 40% of both genders on our Board. Board of Directors The operations of Nokia are managed under the direction of the Board, within the framework set by the Finnish Companies Act and Nokia’s Articles of Association as well as any complementary rules of procedure as defined by the Board, such as the Corporate Governance Guidelines and the charters of the Board’s Committees. Election and composition of the Board of Directors, election of the Chair and Vice Chair of the Board and the Chairs and members of the Board’s Committees Pursuant to the Articles of Association of Nokia Corporation, we have a Board that is composed of a minimum of seven and a maximum of 12 members. The Board is elected at least annually at each Annual General Meeting with a simple majority of the shareholders’ votes cast at the meeting. The term of a Board member begins at the closing of the general meeting at which he or she was elected, or later as resolved by the general meeting, and expires at the closing of the following Annual General Meeting. The Annual General Meeting convenes by June 30 annually. Currently there are six different nationalities represented in the Board and 44% of the Board members are female. Independence of the company and major shareholders(2) Corporate Governance and Nomination Committee(2) Year of Birth Audit Committee(2) Personnel Committee(2) Technology Committee(2) Gender Nationality Tenure(1) Sari Baldauf (Board Chair) Kari Stadigh (Board Vice Chair) Bruce Brown Thomas Dannenfeldt Jeanette Horan Edward Kozel Elizabeth Nelson Søren Skou Carla Smits-Nusteling Female Male Male Male Female Male Female Male Female 1955 1955 1958 1966 1955 1955 1960 1964 1966 Finnish Finnish American German British American American Danish Dutch 2 9 8 0 3 3 8 1 4 Independent Independent Independent Independent Independent Independent Independent Independent Independent Member Chair Member Member Member Chair Member Member Member Chair Member Member Member Member Member Member Chair Member (1) Terms as Nokia Board member before the Annual General Meeting on May 27, 2020. (2) As of May 27, 2020. Experience and skills of the Board members NOKIA IN 2020 51 General management and business operations Finance and accounting Chief Executive Officer Communications Service Provider market Chief Financial Officer Enterprise business Chief Technology Officer Technology

Corporate governance statement continued Members of the Board of Directors Until the Annual General Meeting held on May 27, 2020, the Board consisted of 10 members Sari Baldauf (Vice Chair), Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa (Chair), Søren Skou, Carla Smits-Nusteling and Kari Stadigh. The Annual General Meeting held on May 27, 2020 elected nine members to the Board for a term ending at the close of the next Annual General Meeting. Sari Baldauf, Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Søren Skou, Carla Smits-Nusteling and Kari Stadigh were re-elected and Thomas Dannenfeldt was elected as a new member. Following the meeting, the Board also elected Sari Baldauf to serve as the new Chair and Kari Stadigh as the new Vice Chair of the Board. Proposals of the Board of Directors to the Annual General Meeting 2021 were published on February 4, 2021. Elizabeth Nelson has informed that she will no longer be available to serve on the Nokia Board of Directors after the Annual General Meeting. Consequently, the Board proposes, on the recommendation of the Board’s Corporate Governance and Nomination Committee, that the following eight current Board members be re-elected as members of the Nokia Board of Directors for a term ending at the close of the next Annual General Meeting: Sari Baldauf, Bruce Brown, Thomas Dannenfeldt, Jeanette Horan, Edward Kozel, Søren Skou, Carla Smits-Nusteling, and Kari Stadigh. The Corporate Governance and Nomination Committee will also propose in the assembly meeting of the new Board of Directors that Sari Baldauf be re-elected as Chair of the Board and Kari Stadigh as Vice Chair of the Board, subject to their election to the Board of Directors. The current and proposed members of the Board are all non-executive. For the term that began at the Annual General Meeting 2020 and for the term starting from the Annual General Meeting 2021, all Board member candidates have been determined to be independent from Nokia and significant shareholders under the Finnish corporate governance rules and the rules of the NYSE, as applicable. Any possible changes impacting the independence assessment would be assessed as of the date of the Annual General Meeting. We do not have a policy concerning the combination or separation of the roles of the Chair of the Board and the President and CEO. Our leadership structure is dependent on our needs, shareholder value and other relevant factors applicable from time to time, while respecting the highest corporate governance standards. In 2020, the roles of the Chair of the Board and the President and CEO were separate. Biographical details of our current Board members Chair of the Board of Directors of Mandatum Life Insurance Company Limited 2001–2019. Chair of the Board of Directors of If P&C Insurance Holding Ltd 2002–2019. Member of the Board of Directors of Nordea Bank AB (publ) 2010–2018. Chair of the Board Risk Committee (BRIC) of Nordea Bank AB (publ) 2011–2018. Chair Sari Baldauf b. 1955 Chair of the Nokia Board. Board member since 2018. Chair since 2020. Member of the Corporate Governance and Nomination Committee and the Technology Committee. Master of Business Administration, Helsinki School of Economics and Business Administration, Finland. Bachelor of Science, Helsinki School of Economics and Business Administration, Finland. Honorary doctorates in Technology (Helsinki University of Technology, Finland) and Business Administration (Turku School of Economics and Business Administration and Aalto University School of Business, Finland). Executive Vice President and General Manager, Networks Business Group, Nokia, 1998–2005. Various executive positions at Nokia in Finland and the United States 1983–1998. Member of the Supervisory Board and Member of the Nomination Committee of Daimler AG. Member of Supervisory Board of Daimler Truck AG. Member of the Board of Directors and Chair of the Audit Committee of Aalto University. Chair of the Board of Directors of Vexve Armatury Oy. Senior Advisor of DevCo Partners Oy. Member of the Board of Directors of Demos Helsinki. Member of the Board of Directors and Member of the Executive Committee of Technology Industries of Finland. Member of the Supervisory Board of Deutsche Telekom AG 2012–2018. Chair of the Board of Directors of Fortum Oyj 2011–2018. Member of the Board of Directors of Akzo Nobel 2012–2017. Bruce Brown b. 1958 Nokia Board member since 2012. Chair of the Personnel Committee. Member of the Corporate Governance and Nomination Committee and the Technology Committee. MBA Xavier University, the United States. BS (Chemical Engineering), Polytechnic Institute of New York University, the United States. Chief Technology Officer of the Procter & Gamble Company 2008–2014. Various executive and managerial positions in Baby Care, Feminine Care, and Beauty Care units of the Procter & Gamble Company since 1980 in the United States, Germany and Japan. Member of the Board of Directors, the Audit Committee and the Nominating and Corporate Governance Committee of P. H. Glatfelter Company. Member of the Board of Directors, the Audit Committee and the Compensation Committee of Medpace Inc 2016–2019. Member of the Board of Directors of Agency for Science, Technology & Research (A*STAR) in Singapore 2011–2018. Thomas Dannenfeldt b. 1966 Nokia Board member since 2020. Member of the Audit Committee and the Technology Committee. Degree in Mathematics, University of Trier, Germany. Chief Financial Officer of Deutsche Telekom AG 2014–2018. Chief Financial Officer of Deutsche Telekom’s German operations 2010–2014. Various operational positions (sales, marketing, customer care, finance and procurement in fixed and mobile business, national and international positions) in Deutsche Telekom 1992–2010. Chair of the Supervisory Board of CECONOMY AG and member of the Board of Advisors at axxessio GmbH. Member of the Board of Directors of T-Mobile US 2013–2018 and Buy-In 2013–2018. Chair of the Board of Directors of T-Systems International 2013–2018 and EE 2014–2016. Vice Chair Kari Stadigh b. 1955 Vice Chair of the Nokia Board. Board member since 2011. Vice Chair since 2020. Chair of the Corporate Governance and Nomination Committee and member of the Personnel Committee. Master of Science (Eng.), Helsinki University of Technology, Finland. Bachelor of Business Administration, Hanken School of Economics, Helsinki, Finland. Group CEO and President of Sampo plc 2009–2019. Deputy CEO of Sampo plc 2001–2009. President of Sampo Life Insurance Company Limited 1999–2000. President of Nova Life Insurance Company Ltd 1996–1998. President and COO of Jaakko Pöyry Group 1991–1996. Member of the Board of Directors of Metso Outotec Corporation. 52 NOKIA IN 2020

Corporate governance Jeanette Horan b. 1955 Nokia Board member since 2017. Member of the Audit Committee and the Technology Committee. MBA, Business Administration and Management, Boston University, the United States. BSc, Mathematics, University of London, the United Kingdom. Various executive and managerial positions in IBM 1998–2015. Vice President of Digital Equipment Corporation 1994–1998. Vice President, Development of Open Software Foundation 1989–1994. Member of the Supervisory Board at Wolters Kluwer, and the Chair of the Remuneration Committee. Member of the Board of Advisors at Jane Doe No More, a non-profit organization. Member of the Board of Directors of the Ridgefield Symphony Orchestra, a non-profit organization. Member of the Board of Advisors of Cybereason 2017–2018. Member of the Board of Directors of West Corporation 2016–2017 and Microvision 2006–2017. Chair Sari Baldauf Vice Chair Kari Stadigh Bruce Brown Thomas Dannenfeldt Edward Kozel Jeanette Horan Edward Kozel b. 1955 Nokia Board member since 2017. Chair of the Technology Committee and member of the Audit Committee. Degree in Electrical Engineering and Computer Science, University of California, the United States. President and CEO of Range Networks 2013–2014. Owner of Open Range 2000–2013. Chief Technology and Innovation Officer and member of the Board of Management of Deutsche Telekom 2010–2012. CEO of Skyrider 2006–2008. Managing Director of Integrated Finance 2005–2006. Senior Vice President, Business development and Chief Technology Officer and Board Member of Cisco 1989–2001. Member of the Advisory Board at Telia Ventures. Various Board Memberships in 1999–2009. NOKIA IN 2020 53

Corporate governance statement continued Elizabeth Nelson b. 1960 Nokia Board member since 2012. Member of the Audit Committee and the Personnel Committee. MBA (Finance), the Wharton School, University of Pennsylvania, the United States. BS (Foreign Service), Georgetown University, the United States. Executive Vice President and Chief Financial Officer, Macromedia, Inc. 1997–2005. Vice President, Corporate Development, Macromedia, Inc. 1996–1997. Various roles in Corporate Development and International Finance, Hewlett-Packard Company 1988–1996. Chair of the Board of Directors of DAI. Independent Member of the Board of Directors and Chair of the Audit Committee of Upwork Inc. Independent Member of the Board of Directors and Chair of the Audit Committee of Berkeley Lights, Inc. Independent Lead Director and Chair of the Audit Committee of Zendesk Inc 2013–2019. Member of the Board of Directors of Pandora Media 2013–2017. Carla Smits-Nusteling b. 1966 Nokia Board member since 2016. Chair of the Audit Committee and member of the Corporate Governance and Nomination Committee. Master’s Degree in Business Economics, Erasmus University Rotterdam, the Netherlands. Executive Master of Finance and Control, Vrije University Amsterdam, the Netherlands. Member of the Board of Directors and Chief Financial Officer of KPN 2009–2012. Various financial positions in KPN 2000–2009. Various financial and operational positions in TNT/PTT Post 1990–2000. Member of the Supervisory Board since 2013 and Chair of the Audit Committee of ASML. Chair of the Board of Directors of TELE2 AB. Member of the Board of Directors, Chair of the Audit Committee and member of the Remuneration and Nomination Committee of Allegro.eu SA. Member of the Board of Directors of the Stichting Continuïteit Ahold Delhaize (SCAD) foundation. Lay Judge in the Enterprise Court of the Amsterdam Court of Appeal since 2015. Member of the Management Board of the Unilever Trust Office 2015-2019. Due to transitioning from one board to another, Carla Smits-Nusteling temporarily holds four audit committee positions in public companies, including Nokia. She recently joined the Board and Audit Committee of Allegro.eu SA while she will step down from the ASML Board and Audit Committee on April 29, 2021. As required under the NYSE corporate governance standards, the Board has determined that her ability to effectively serve on Nokia’s Audit Committee is not impaired due to this short period of serving on more than three audit committees of listed companies. Elizabeth Nelson Søren Skou Carla Smits-Nusteling Søren Skou b. 1964 CEO of A.P. Møller Mærsk A/S. Nokia Board member since 2019. Member of the Personnel Committee. MBA (honours), IMD, Switzerland. Business Administration, Copenhagen Business School, Denmark. Maersk International Shipping Education (M.I.S.E.). Maersk Line Copenhagen CEO 2012–2016. Maersk Tankers Copenhagen CEO 2001–2011. Maersk Tankers Copenhagen Head of Crude and Product 1999–2001. Maersk Line Copenhagen Head of Department 1997–1998. Maersk Line Beijing Operations Manager 1994–1996. Maersk Line Copenhagen and New Jersey, Charterer and other roles 1983–1994. Member of International Council of Containership Operators (ICCO). . 54 NOKIA IN 2020

Corporate governance commitments that may not be exceeded without a separate Board approval. In risk management policies and processes, the Board’s role includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Risk management policies and processes are integral parts of Board deliberations and risk-related updates are provided to the Board on a recurring basis. For a more detailed description of our risk management policies and processes, refer to “—Risk management, internal control and internal audit functions at Nokia—Main features of risk management systems” below. Under our Corporate Governance Guidelines, the Board monitors the sustainability activities of the company, covering variety of environmental and social matters, and it periodically reviews the company’s related targets and performance. The Group Leadership Team decides on the environmental and social approach and key targets, and the key targets are incorporated into the ongoing performance management and related monthly business reviews of the business groups by the Group Leadership Team. In addition, the Board Committees monitor environmental and social developments in their respective areas of responsibilities, which in 2020 included for the Audit Committee the implementation planning of climate related financial reporting and reviewing the use of conflict minerals in the company’s products, Personnel Committee the incorporation of environmental and social targets in the incentive structures, and Corporate Governance and Nomination Committee the assessment of the environmental, social and governance (ESG) related governance trends. The business groups and other units are responsible for the implementation the ESG policies and instructions to their operations. The Board has the responsibility for appointing and discharging the President, the Chief Executive Officer, Chief Financial Officer and Chief Legal Officer. Since August 2020, Pekka Lundmark has served as the President and CEO. His rights and responsibilities include those allotted to the President under Finnish law and he also chairs the Group Leadership Team. The Board approves and the independent directors of the Board confirm the compensation and terms of employment of the President and CEO, subject to the requirements of Finnish law, upon the recommendation of the Personnel Committee of the Board. The compensation and employment conditions of the other members of the Group Leadership Team are approved by the Personnel Committee upon the recommendation of the President and CEO. Board evaluation In line with our Corporate Governance Guidelines, the Board conducts an annual performance evaluation, which also includes evaluation of the Board Committees’ work, the Board and Committee Chairs and individual Board members. The Board evaluation is conducted as a self-evaluation while an external evaluator is periodically engaged. In 2020, the evaluation process included both numeric assessments and the possibility to provide more detailed written and verbal comments. Feedback is also requested from selected members of management as part of the Board evaluation process. Each year, the results of the evaluation are discussed and analyzed by the entire Board and improvement actions are agreed based on such discussion. Operations of the Board of Directors The Board represents and is accountable to the shareholders of Nokia. While its ultimate statutory accountability is to the shareholders, the Board also takes into account the interests of the Company’s other stakeholders. The Board’s responsibilities are active, not passive, and include the responsibility to evaluate the strategic direction of Nokia, its management policies and the effectiveness of the implementation of such by the management on a regular basis. It is the responsibility of the members of the Board to act in good faith and with due care, so as to exercise their business judgement on an informed basis, in a manner that they reasonably and honestly believe to be in the best interests of Nokia and its shareholders. In discharging that obligation, the members of the Board must inform themselves of all relevant information reasonably available to them. The Board and each Board Committee also have the power to appoint independent legal, financial or other advisors as they deem necessary. The Company will provide sufficient funding to the Board and to each Committee to exercise their functions and provide compensation for the services of their advisors. The Board is ultimately responsible for monitoring and reviewing Nokia’s financial reporting process, effectiveness of related control and audit functions and the independence of Nokia’s external auditor, as well as for monitoring the statutory audit of the annual and consolidated financial statements. The Board’s responsibilities also include overseeing the structure and composition of our top management and monitoring legal compliance and the management of risks related to our operations. In doing so, the Board may set annual ranges and/or individual limits for capital expenditures, investments and divestitures and financial and non-financial Meetings of the Board of Directors The Board held 20 meetings excluding Committee meetings during 2020, of which approximately 60% were meetings in person/by video. In 2020, these meetings were mainly conducted by access via video as a consequence of travel restrictions in place due to the COVID-19 pandemic. The other meetings were held in writing. Meetings in person/ by video Meetings in writing Attendance in all meetings % Full Board Audit Committee Corporate Governance and Nomination Committee Personnel Committee Technology Committee 12 6 3 6 4 8 0 1 2 0 100 93 100 98 100 NOKIA IN 2020 55

Corporate governance statement continued Directors’ attendance at the Board and Committee meetings in 2020 is set forth in the table below: Corporate Governance and Nomination Committee meetings % Audit Committee meetings % Personnel Committee meetings % Technology Committee meetings % Board meetings % Sari Baldauf (Board Chair) Kari Stadigh (Board Vice Chair) Bruce Brown Thomas Dannenfeldt (from May 27, 2020) Jeanette Horan Edward Kozel Elizabeth Nelson Olivier Piou (until May 27, 2020) Risto Siilasmaa (until May 27, 2020) Søren Skou Carla Smits-Nusteling 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 100 83 100 67 88 100 100 100 100 100 100 Additionally, many of the directors attended, as non-voting observers, meetings of a Committee of which they were not a member. Directors meet without management in connection with each regularly scheduled meeting. According to Board practices, meetings without management present would only be attended by non-executive directors and be chaired by the non-executive Chair of the Board. If the non-executive Chair of the Board is unable to chair these meetings, the non-executive Vice Chair of the Board chairs the meeting. Additionally, the independent directors would meet separately at least once annually. In 2020, all members of the Board were non-executive and determined to be independent from Nokia and significant shareholders under the Finnish corporate governance standards and the rules of the NYSE. In order to prevent the spread of the COVID-19 pandemic, the Board of Directors resolved pursuant to the temporary legislation approved by the Finnish Parliament on April 24, 2020 to hold the Annual General Meeting 2020 without the presence of shareholders, their proxy advisors, the Board and the management. Only the Chair of the Board Risto Siilasmaa was present in person to open the meeting. Committees of the Board of Directors The Board of Directors has four committees that assist the Board in its duties pursuant to their respective committee charters. The Board may also establish ad hoc committees for detailed reviews or consideration of particular topics to be proposed for the approval of the Board. Any director who so wishes may attend, as a non-voting observer, meetings of committees of which they are not members. Board of Directors Corporate Governance and Nomination Committee Audit Committee Personnel Committee Technology Committee Oversees the accounting and financial reporting processes of Nokia and the audits of its financial statements as well as the internal controls and compliance program. Prepares the proposals for the general meetings in respect of the composition of the Board and the director remuneration to be approved by the shareholders, and monitors issues and practices related to corporate governance and proposes necessary actions in respect thereof. Oversees the personnel-related policies and practices at Nokia. Assists the Board in discharging its responsibilities in relation to all compensation, including equity compensation, of the company’s executives and their terms of employment. Engages in a dialogue with and provides opinions and advice to management with respect to significant innovation and technology strategies of the company which are formulated and executed by the management of the company. The Audit Committee The Committee consists of a minimum of three members of the Board who meet all applicable independence, financial literacy and other requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE. From May 27, 2020, the Audit Committee has consisted of the following five members of the Board: Carla Smits-Nusteling (Chair), Thomas Dannenfeldt, Jeanette Horan, Edward Kozel and Elizabeth Nelson. The Committee is responsible for assisting the Board in the oversight of: ■ the quality and integrity of the company’s financial statements and related disclosures; ■ the statutory audit of the company’s financial statements; ■ the external auditor’s qualifications and independence; ■ the performance of the external auditor subject to the requirements of Finnish law; ■ the performance of the company’s internal controls and risk management and assurance function; ■ the performance of the internal audit function; ■ the Company’s compliance with legal and regulatory requirements, including the performance of its ethics and compliance program; and ■ the pension liabilities, taxation and cybersecurity of the company. 56 NOKIA IN 2020

Corporate governance The Audit Committee meets a minimum of four times a year based on a schedule established at the first meeting following the appointment of the Committee. The Committee meets separately with the representatives of Nokia’s management, heads of the internal audit, and ethics and compliance functions, and the external auditor in connection with each regularly scheduled meeting. The head of the internal audit function has, at all times, direct access to the Audit Committee, without the involvement of management. Audit Committee pre-approval policies and procedures The Audit Committee of the Board is responsible, among other matters, for oversight of the external auditor’s independence, subject to the requirements of applicable legislation. The Audit Committee has adopted a policy regarding an approval procedure of audit services performed by the external auditors of Nokia Group and permissible non-audit services performed by the principal external auditor of the Nokia Group (the “Pre-approval Policy”). Under the Pre-approval Policy, proposed services either: (i) may be pre-approved by the Audit Committee in accordance with certain service categories described in the Pre-approval Policy (general pre-approval); or (ii) require the specific pre-approval of the Audit Committee (specific pre-approval). The Pre-approval Policy sets out the audit, audit-related, tax and other services that have received the general pre-approval of the Audit Committee. All other audit, audit-related (including services related to internal controls and significant mergers and acquisitions projects), tax and other services are subject to specific pre-approval by the Audit Committee. All service requests concerning generally pre-approved services will be submitted to an appointed Audit Committee delegate within management, who will determine whether the services are within the services generally pre-approved. The Pre-approval Policy is subject to annual review by the Audit Committee. The Audit Committee establishes budgeted fee levels annually for each of the categories of audit and non-audit services that are pre-approved under the Pre-approval Policy, namely, audit, audit-related, tax and other services. At each regular meeting of the Audit Committee, the auditor provides a report in order for the Audit Committee to review the services that the auditor is providing, as well as the cost of those services. The Corporate Governance and Nomination Committee The Committee consists of three to five members of the Board who meet all applicable independence requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE. From May 27, 2020 the Corporate Governance and Nomination Committee has consisted of the following four members of the Board: Kari Stadigh (Chair), Sari Baldauf, Bruce Brown and Carla Smits-Nusteling. The Committee fulfills its responsibilities by: ■ actively identifying individuals qualified to be elected members of the Board as well as considering and evaluating the appropriate level and structure of director remuneration; ■ preparing and evaluating the principles regarding Board diversity; ■ preparing proposals to the shareholders on the director nominees for election at the general meetings as well as director remuneration; ■ monitoring significant developments in the law and practice of corporate governance and of the duties and responsibilities of directors of public companies; ■ assisting the Board and each Committee of the Board in its annual performance evaluations, including establishing criteria to be applied in connection with such evaluations; ■ developing and recommending to the Board and administering Nokia’s Corporate Governance Guidelines; and ■ reviewing Nokia’s disclosure in the corporate governance statement. The Committee has the power and practice to appoint a recruitment firm to identify appropriate new director candidates. In discharging its oversight role, the Audit Committee has full access to all company books, records, facilities and personnel. The Audit Committee also maintains procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal controls, or auditing matters and for the confidential, anonymous submission by our employees of concerns relating to accounting or auditing matters. Nokia’s disclosure controls and procedures, which are reviewed by the Audit Committee and approved by the President and CEO and the Chief Financial Officer, as well as the internal controls over financial reporting, are designed to provide reasonable assurance regarding the quality and integrity of the company’s financial statements and related disclosures. For further information on internal control over financial reporting, refer to “–Risk management, internal control and internal audit functions at Nokia–Description of internal control procedures in relation to the financial reporting process” below. Under Finnish law, an external auditor is elected by a simple majority vote of the shareholders at the Annual General Meeting for one year at a time. The Audit Committee prepares the proposal to the shareholders, upon its evaluation of the qualifications and independence of the external auditor, of the nominee for election or re-election. Under Finnish law, the fees of the external auditor are also approved by the shareholders by a simple majority vote at the Annual General Meeting. The Committee prepares the proposal to the shareholders in respect of the fees of the external auditor, and approves the external auditor’s annual audit fees under the guidance given by the Annual General Meeting. For information about the fees paid to Nokia’s external auditor, Deloitte Oy, during 2020, refer to “Auditor fees and services” below. The Board has determined that all members of the Audit Committee, including its Chair, Carla Smits-Nusteling, are “audit committee financial experts” as defined in the requirements of Item 16A of the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC). Ms. Smits-Nusteling and each of the other members of the Audit Committee are “independent directors” as defined by Finnish law and Finnish Corporate Governance Code and in Section 303A.02 of the NYSE Listed Company Manual. NOKIA IN 2020 57

Corporate governance statement continued ■ high-level risks and opportunities associated with the company’s Research and Development Programs; and ■ the company’s technological competitiveness and new strategic technology initiatives. Group Leadership Team and the President and CEO We have a Group Leadership Team that is responsible for the operative management of Nokia. The Board appoints the Chair of the Group Leadership team. The Group Leadership Team is chaired by the President and CEO. The President and CEO’s rights and responsibilities include those allotted to the President under Finnish law. On December 31, 2020, the Group Leadership Team consisted of 17 members representing nine different nationalities and 24% of the members were female. On October 29, 2020, we announced changes to our operating model and resulting appointments to the Group Leadership Team taking effect on January 1, 2021. At present, our Group Leadership Team consists of 10 members, including the President and CEO, representing seven different nationalities and 20% of the members are female. The Personnel Committee The Committee consists of a minimum of three members of the Board who meet all applicable independence requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE. From May 27, 2020 the Personnel Committee has consisted of the following four members of the Board: Bruce Brown (Chair), Elizabeth Nelson, Søren Skou and Kari Stadigh. The Committee has overall responsibility for evaluating, resolving and making recommendations to the Board regarding: ■ compensation of the company’s top executives and their terms of employment; ■ all equity-based plans; ■ incentive compensation plans, policies and programs of the company affecting executives; and ■ other significant incentive plans. The Committee is responsible for overseeing compensation philosophy and principles and ensuring the Company’s compensation programs are performance-based, and designed to contribute to long-term shareholder value creation and alignment to shareholders’ interests, properly motivate management, and support overall corporate strategies. The Technology Committee The Committee consists of a minimum of three members of the Board who meet applicable independence requirements as stipulated by Finnish law and the rules of Nasdaq Helsinki and the NYSE and have such skills in innovation, technology and science matters as the Board determines adequate from time to time. From May 27, 2020 the Technology Committee has consisted of the following five members of the Board: Edward Kozel (Chair), Sari Baldauf, Bruce Brown, Thomas Dannenfeldt and Jeanette Horan. In its dialogue with and provision of opinions and advice to the management, the Committee will periodically review: ■ the company’s approach to major technological innovations; ■ key technology trends that may result in disruptive threats or opportunities; On GLT on January 1, 2021 Name Position Gender Year of birth Nationality On GLT since Pekka Lundmark Nassib Abou-Khalil Basil Alwan Nishant Batra Ricky Corker Barry French Sanjay Goel Bhaskar Gorti Federico Guillén President and CEO Chief Legal Officer Co-president of IP/Optical Networks Chief Strategy and Technology Officer President of Customer Operations, Americas(1) Chief Marketing Officer President of Global Services President of Nokia Software President of Customer Operations Officer, EMEA & APAC(2) President of Nokia Technologies President of Fixed Networks Co-president of IP/Optical Networks President of Nokia Enterprise(3) Chief Strategy Officer President of Mobile Networks Chief Technology Officer and President of Bell Labs Chief Human Resources Officer Chief Financial Officer Male Male Male Male Male Male Male Male Male 1963 1972 1962 1978 1967 1963 1967 1966 1963 Finnish Dutch American Indian Australian American Indian American Spanish 2020 2019 2016 2021 2019 2016 2018 2016 2016 Yes Yes – – Yes – – – Yes Jenni Lukander Sandra Motley Sri Reddy Raghav Sahgal Gabriela Styf Sjӧman Tommi Uitto Marcus Weldon Stephanie Werner-Dietz Marco Wirén Female Female Male Male Female Male Male Female Male 1974 1959 1964 1962 1969 1969 1968 1972 1966 Finnish American American American Swedish Finnish British German Finnish 2019 2019 2018 2020 2019 2019 2017 2020 2020 Yes – – Yes – Yes – Yes Yes (1) As of January 1, 2021 Chief Customer Experience Officer (2) As of January 1, 2021 President of Network Infrastructure (3) As of January 1, 2021 President of Cloud and Networks Services 58 NOKIA IN 2020

Corporate governance Biographical details of the current members of the Nokia Group Leadership Team Nassib Abou-Khalil b. 1972 Chief Legal Officer (CLO). Group Leadership Team member since 2019. Joined Nokia in 2014. Bachelor of Arts (Political Sciences), Civil Law (LL.L.), Common Law (LL.B.) and Master of Law (LL.M), University of Ottawa, Canada. Deputy Chief Legal Officer, Business, Nokia 2019. General Counsel, Customer Operations, Nokia 2016–2019. Head of Legal & compliance, MEA, Nokia 2014–2015. Head of Public Policy, Europe, Middle East & Africa, and General Counsel, Middle East & Africa, Yahoo!, 2010–2014. Regional Counsel, Middle East & Africa and India, GE Oil & Gas, 2007–2010. Regulatory Counsel, Etisalat, 2006–2007. Various legal counsel roles, TMF Netherlands 2002–2006. Legal articling, Fasken Martineau 1999–2001. Ricky Corker b. 1967 Chief Customer Experience Officer (CCXO). Group Leadership Team member since 2019. Joined Nokia in 1993. Bachelor in Communications and Electronic Engineering from the Royal Melbourne Institute of Technology, Australia. President of Customer Operations, Americas, Nokia, 2019–2020. Executive Vice President and President of North America, Nokia, 2011–2018. Head of Asia Pacific, Nokia Siemens Networks, 2009–2011. Head of Asia North Region, Nokia Siemens Networks, 2008–2009. Head of Hutchison Global Customer Business Team, Nokia Siemens Networks, 2007–2008. Vice President Asia Pacific, Nokia Networks, 2005–2007. Lead Sales Director Asia Pacific, Nokia Networks, 2004–2005. Account Director Telstra, Nokia Networks, 2002–2003. Account Director Vodafone Australia and New Zealand, and Sales Director Vodafone Asia Pacific Customer Business Team, Nokia Networks, 2001–2002. Commercial Director Global Accounts British Telecom, Nokia Networks, 2001. Senior sales and marketing positions at Nokia, 1993–2001. Pekka Lundmark Pekka Lundmark b. 1963 President and Chief Executive Officer of Nokia Corporation as of August 1, 2020. Master of Science, Department of Technical Physics, Helsinki University of Technology, Finland. President and CEO, Fortum Corporation 2015-2020. President and CEO, Konecranes Plc 2005–2015 and Group Executive Vice President 2004–2005. President and CEO, Hackman Oyj Abp 2002–2004. Managing Partner, Startupfactory 2000–2002. Various executive positions at Nokia 1990–2000. Commissioner, Broadband Commission for Sustainable Development. Member of the Board, Climate Leadership Council. Member of the Board, Research Institute of the Finnish Economy (ETLA) and Finnish Business and Policy Forum (EVA). International Member of the Academy, Royal Swedish Academy of Engineering Sciences (IVA). Member of the Board, Finnish Athletics Federation. Chairman of the Board, Confederation of Finnish Industries, 2019–2020. Member of the Board, East Office of Finnish Industries, 2009–2020. Chairman of the Board, Finnish Energy, 2016–2018. Nassib Abou-Khalil Nishant Batra Nishant Batra b. 1978 Chief Strategy and Technology Officer (CSTO). Group Leadership Team member since 2021. Joined Nokia in 2021. MBA from INSEAD. Master’s degree in Telecommunications and a master’s degree in Computer Science, Southern Methodist University, Dallas, US Bachelor’s degree in Computer Applications, Devi Ahilya University, India. Previously Executive Vice President and Chief Technology Officer, Veoneer, Inc. 2018-2021. Prior to Veoneer Inc. held several senior positions at Ericsson for 12 years in the US, Sweden and India. Independent member of the Board of Directors, Sensys Gatso Group. Ricky Corker NOKIA IN 2020 59

Corporate governance statement continued Federico Guillén b. 1963 President of Network Infrastructure. Group Leadership Team member since 2016. Joined Nokia in 2016. Degree in Telecommunications Engineering, ETSIT at Universidad Politécnica de Madrid, Spain. Master’s degree in Switching & Communication Architectures, ETSIT at Universidad Politécnica de Madrid, Spain. Master’s Degree in International Management, ESC Lyon and Alcatel, France. President of Customer Operations, Europe, Middle East & Africa and Asia Pacific, Nokia, 2018–2020. President of Fixed Networks, Nokia, 2016–2018. President of Fixed Networks, Alcatel-Lucent, 2013–2016. President and Chief Senior Officer of Alcatel-Lucent Spain and Global Account Manager Telefónica, Alcatel-Lucent, 2009–2013. Vice President Sales of Vertical Market Sales in Western Europe, Alcatel-Lucent, 2009. Head of Regional Support Center, Fixed Access Division for South Europe, Middle East & Africa, India and Caribbean & Latin America, Alcatel-Lucent, 2007–2009. President and Chief Senior Officer, Alcatel Mexico and Global Account Manager, Telmex, 2003–2007. Various R&D, portfolio and sales management positions with Telettra in Spain, and then with Alcatel in Spain, Belgium and the United States 1989–2003. Jenni Lukander b. 1974 President of Nokia Technologies. Group Leadership Team member since 2019. Joined Nokia in 2007. Master of Laws, University of Helsinki, Finland. Senior Vice President, Head of Patent Business, Nokia 2018–2019. Vice President, Head of Patent Licensing, Nokia 2018. Vice President, Head of Litigation and Competition Law, Nokia 2016–2018. Director, Head of Regulatory and Competition Law, Nokia 2015–2016. Director, Head of Competition Law, Nokia 2011–2015. Senior Legal Counsel, Nokia 2007–2011. Visiting lawyer, Nokia, 2001. Lawyer, Roschier Ltd. 1999–2007. Tommi Uitto b. 1969 President of Mobile Networks. Group Leadership Team member since 2019. Joined Nokia in 1996. Master’s degree in industrial management, Helsinki University of Technology, Finland. Master’s degree in operations management, Michigan Technological University, the United States. Senior Vice President, Global Product Sales, Mobile Networks, Nokia 2016–2018. Senior Vice President, Global Mobile Broadband Sales, Customer Operations, Nokia Networks, 2015–2016. Senior Vice President, West Europe, Customer Operations, Nokia Networks, 2013–2015. Head of Radio Cluster (Senior Vice President), Mobile Broadband, Nokia Siemens Networks, 2012–2013. Head of Global LTE Radio Access Business Line (Vice President) and Quality, Mobile Broadband, Nokia Siemens Networks, 2011–2012. Head of Product Management, Network Systems, Nokia Siemens Networks, 2010. Head of Product Management, Radio Access, Nokia Siemens Networks, 2009. Head of WCDMA/HSPA and Radio Platforms Product Management, Nokia Siemens Networks, 2008. Head of WCDMA/HSPA Product Line Management, Nokia Siemens Networks, 2007. General Manager, Radio Controller Product Management, Nokia Networks, 2005–2007. Director, Sales & Marketing (Lead Sales Director), France Telecom/Orange Nokia Networks, 2002–2005. Operations Director, Northeast Europe, Central & Eastern Europe and Middle East, Nokia Networks, 1999–2002. Federico Guillén Jenni Lukander Raghav Sahgal b. 1962 President of Cloud and Network Services. Group Leadership Team member since 2020. Joined Nokia in 2017. Master of Science in Computer Systems Management, University of Maryland, United States. Bachelor of Science in Computer Engineering, Tulane University, New Orleans, United States. Executive Business Certificate in General Management, Harvard University, United States. President of Nokia Enterprise, 2020. Senior Vice President, Nokia Software, 2017–2020. President, NICE Ltd. Asia Pacific and the Middle East, 2010–2017. Advisory Board Member, Orga Systems, 2010–2014. Vice President, Communications Business Unit, Asia Pacific & Japan, Oracle, 2008–2010. Chief Business Officer, Comverse, 2005–2006. Executive Vice President, Asia Pacific, CSG, 2002–2005. Vice President, Software Products Group Asia Pacific, Lucent Technologies, 2000–2002. Raghav Sahgal Tommi Uitto 60 NOKIA IN 2020

Corporate governance Stephanie Werner-Dietz Stephanie Werner-Dietz b. 1972 Chief People Officer (CPO). Group Leadership Team member since 2020. Joined Nokia in 1998. Diploma in Applied business languages (Chinese) and International business studies, University of Applied Sciences, Bremen, Germany. Vice President, Global HR Center of Expertise, Nokia, 2018–2019. Vice President, Business HR Head for Nokia Corporate Functions, Nokia, 2016–2018. Head of Business HR for Chief Finance and Operations Officer/Organization, Nokia, 2012–2015. Head of Nokia Siemens Networks Business Talent, Leadership & Organization Development, Nokia Siemens Networks, 2011–2012. Head of Business HR, Nokia Radio Access, 2007–2011. Head of HR Emerging Markets, Romania, Nokia, 2007. Senior HR Manager, Strategic Projects, US, Nokia, 2004–2006. HR Manager Global Platforms, Nokia, 2001–2004. HR Country Manager for the Philippines, Nokia, 1999–2001. HR Manager, Nokia Networks for Switzerland, Nokia, 1998–1999. Marco Wirén b. 1966 Chief Financial Officer (CFO). Group Leadership Team member since 2020. Joined Nokia in 2020. Master’s degree in Business Administration, University of Uppsala. Studies in management and strategic leadership, including at Duke Business School, IMD, and Stockholm School of Economics. President, Wärtsilä Energy and Executive Vice President, Wärtsilä Group, 2018–2020. Executive Vice President and CFO, Wärtsilä Group, 2013–2018. Executive Vice President and CFO, SSAB Group, 2008–2013. Vice President, Business Control, SSAB Group, 2007–2008. CFO, Eltel Networks, 2006–2007. Vice President of Business development, Eltel Networks, 2004–2005. Head of Service Division, Eltel Networks, 2003–2004. Vice President, Corporate Development, Eltel Networks, 2002–2003. Vice President, Strategy & Business Development, NCC Group, 1999–2002. Head of Strategic Planning, NCC Group, 1998–1999. Group Controller, NCC Group, 1996–1998. Vice Chair of the Board of Directors and Chair of the Audit Committee, Neste Corporation. Marco Wirén NOKIA IN 2020 61

Corporate governance statement continued Furthermore, the following changes took place within the Group Leadership Team: ■ Ricky Corker, President of Customer Operations, Americas, was appointed Chief Customer Experience Officer as of January 1, 2021; ■ Federico Guillén, President of Customer Operations, EMEA & APAC, was appointed President of Network Infrastructure as of January 1, 2021; and ■ Raghav Sahgal, President of Nokia Enterprise, was appointed President of Cloud and Network Services as of January 1, 2021. in overseeing risk includes risk analysis and assessment in connection with financial, strategy and business reviews, updates and decision-making proposals. Description of internal control procedures in relation to the financial reporting process The management is responsible for establishing and maintaining adequate internal control over financial reporting for Nokia. Our internal control over financial reporting is designed to provide reasonable assurance to the management and the Board regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements. The management conducts a yearly assessment of Nokia’s internal controls over financial reporting in accordance with the Committee of Sponsoring Organizations framework (the “COSO framework”, 2013) and the Control Objectives for Information and Related Technology (COBIT) framework of internal controls. The assessment is performed based on a top-down risk assessment of our financial statements covering significant accounts, processes and locations, corporate-level controls and information systems’ general controls. As part of its assessment, the management has documented: ■ the corporate-level controls, which create the “tone from the top” containing the Nokia values and Code of Conduct and which provide discipline and structure to decision-making processes and ways of working. Selected items from our operational mode and governance principles are separately documented as corporate-level controls; ■ the significant processes: (i) give a complete end-to-end view of all financial processes; (ii) identify key control points; (iii) identify involved organizations; (iv) ensure coverage for important accounts and financial statement assertions; and (v) enable internal control management within Nokia; ■ the control activities, which consist of policies and procedures to ensure the management’s directives are carried out and the related documentation is stored according to our document retention practices and local statutory requirements; and ■ the information systems’ general controls to ensure that sufficient IT general controls, including change management, system development and computer operations, as well as access and authorizations, are in place. Summary of changes in the Group Leadership Team in 2020 and thereafter During 2020 and thereafter, the following new appointments were made to the Group Leadership Team: ■ Stephanie Werner-Dietz, Chief Human Resources Officer, as of January 1, 2020; ■ Raghav Sahgal,President of Nokia Enterprise, as of June 1, 2020; ■ Pekka Lundmark, President and CEO and Chair of the Group Leadership Team, as of August 1, 2020; ■ Marco Wirén, Chief Financial Officer, as of September 1, 2020; ■ Nishant Batra, Chief Strategy and Technology Officer, as of January 18, 2021. During 2020, the following members of the Group Leadership Team stepped down from the Group Leadership Team: ■ Kathrin Buvac, President of Nokia Enterprise, as of May 31, 2020; ■ Rajeev Suri, President and CEO and the Chair of the Group Leadership Team, as of July 31, 2020; ■ Kristian Pullola, Chief Financial Officer, as of August 31, 2020; ■ Basil Alwan, Co-president of IP/Optical Networks, as of December 31, 2020; ■ Barry French, Chief Marketing Officer, as of December 31, 2020; ■ Sanjay Goel, President of Global Services, as of December 31, 2020; ■ Bhaskar Gorti, President of Nokia Software, as of December 31, 2020; ■ Sandra Motley, President of Fixed Networks, as of December 31, 2020; ■ Sri Reddy, Co-president of IP/Optical Networks, as of December 31, 2020; ■ Gabriela Styf Sjӧman, Chief Strategy Officer, as of December 31, 2020; and ■ Marcus Weldon, Chief Technology Officer and President of Bell Labs, as of December 31, 2020. Risk management, internal control and internal audit functions at Nokia Main features of risk management systems We have a systematic and structured approach to risk management. Key risks and opportunities are primarily identified against business targets either in business operations or as an integral part of strategy and financial planning. Risk management covers strategic, operational, financial, compliance and hazard risks. Key risks and opportunities are analyzed, managed and monitored as part of business performance management with the support of risk management personnel and the centralized Enterprise Risk Management function. The principles documented in the Nokia Enterprise Risk Management Policy, which is approved by the Audit Committee of the Board, require risk management and its elements to be integrated into key processes. One of the core principles is that the business or function head is also the risk owner, although all employees are responsible for identifying, analyzing and managing risks, as appropriate, given their roles and duties. Our overall risk management concept is based on managing the key risks that would prevent us from meeting our objectives, rather than solely focusing on eliminating risks. In addition to the principles defined in the Nokia Enterprise Risk Management Policy, other key policies reflect implementation of specific aspects of risk management. Key risks and opportunities are reviewed by the Group Leadership Team and the Board in order to create visibility on business risks as well as to enable prioritization of risk management activities. Overseeing risk is an integral part of the Board’s deliberations. The Board’s Audit Committee is responsible for, among other matters, risk management relating to the financial reporting process and assisting the Board’s oversight of the risk management function. The Board’s role 62 NOKIA IN 2020

Corporate governance Related party transactions We determine and monitor related parties in accordance with the International Accounting Standards (IAS 24) and other applicable regulations. We maintain information of our related parties as well as monitor and assess related party transactions. As a main principle, all transactions are conducted at arm’s-length and are considered to be part of the ordinary course of business. In an exceptional case where these principles would be deviated from, the company would set up a separate process to determine related parties and seek relevant approvals in accordance with internal guidelines and applicable regulations. Closed window Persons discharging managerial responsibilities are subject to a closed window period of 30 calendar days preceding the disclosure of Nokia’s quarterly or annual result announcements, as well as the day of the disclosure. During the closed window period, persons discharging managerial responsibilities are prohibited from dealing in Nokia’s financial instruments. Nokia has imposed this closed window period also on separately designated financial reporting persons who are recurrently involved with the preparation of Nokia’s quarterly and annual results announcements. These persons are separately notified of their status as designated financial reporting persons. Insider registers Nokia does not maintain a permanent insider register. Insiders are identified on a case-by-case basis for specific projects and are notified of their insider status. Persons included in a project-specific insider register are prohibited from dealing in Nokia’s financial instruments until the project ends or is made public. Supervision Our insider administration’s responsibilities include internal communications related to insider matters and trading restrictions, setting up and maintaining our insider registers, arranging related trainings as well as organizing and overseeing compliance with the insider rules. Violations of the Nokia Insider Policy must be reported to the Deputy Chief Legal Officer, Corporate. Nokia employees may also use channels stated in the Nokia Code of Conduct for reporting incidents involving alleged violations of the Nokia Insider Policy. Further, the management has also: ■ assessed the design of the controls in place aimed at mitigating the financial reporting risks; ■ tested operating effectiveness of all key controls; and ■ evaluated all noted deficiencies in internal controls over financial reporting in the interim and as of year-end. In 2020, Nokia has followed the procedures as described above and has reported on the progress and assessments to the management and to the Audit Committee of the Board on a quarterly basis. Description of the organization of the internal audit function We also have an internal audit function that acts as an independent appraisal function by examining and evaluating the adequacy and effectiveness of our system of internal control. Internal audit reports to the Audit Committee of the Board. The head of the internal audit function has direct access to the Audit Committee, without involvement of the management. The internal audit staffing levels and annual budget are approved by the Audit Committee. All authority of the internal audit function is derived from the Board. The internal audit aligns to the business regionally and by business and function. Annually, an internal audit plan is developed with input from the management, including key business risks and external factors. This plan is approved by the Audit Committee. Audits are completed across the business focused on site level, customer level, business project level, IT system implementation, IT security, operations activities or at a Group function level. The results of each audit are reported to the management identifying issues, financial impact, if any, and the correcting actions to be completed. Quarterly, the internal audit function communicates the progress of the internal audit plan completion, including the results of the closed audits, to the Audit Committee. Internal audit also works closely with our Ethics and Compliance office to review any financial concerns brought to light from various channels and, where relevant, works with Enterprise Risk Management to ensure priority risk areas are reviewed through audits. In 2020, the internal audit plan was completed and all results of these reviews were reported to the management and to the Audit Committee. Main procedures relating to insider administration Our insider administration is organized according to the applicable European Union and Finnish laws and regulations. In addition, the Board of Directors has approved the Nokia Insider Policy, which sets out Nokia-wide rules and practices to ensure full compliance with applicable rules and that inside information is recognized and treated in an appropriate manner and with the highest integrity. The Nokia Insider Policy is applicable to all directors, executives and employees of the company. Persons discharging managerial responsibilities Nokia has identified members of the Board of Directors and the Group Leadership Team as persons discharging managerial responsibilities who, along with persons closely associated with them, are required to notify Nokia and the Finnish Financial Supervisory Authority of their transactions with Nokia’s financial instruments. Nokia publishes the transaction notifications. In addition, under the Nokia Insider Policy, persons discharging managerial responsibilities are obligated to clear with the Deputy Chief Legal Officer, Corporate, a planned transaction in Nokia’s financial instruments in advance. It is also recommended that trading and other transactions in Nokia’s financial instruments are carried out in times when the information available to the market is as complete as possible. NOKIA IN 2020 63

Corporate governance statement continued Share ownership of the Board of Directors and the Nokia Group Leadership Team The following table sets forth the number of shares and American Depositary Shares (ADS) held by the members of the Board at December 31, 2020 when they held a total of 1 033 100 shares and ADSs in Nokia, which represented approximately 0.02% of our total shares and voting rights excluding shares held by Nokia Group. Name Shares(1) ADSs(1) Sari Baldauf (Board Chair) Kari Stadigh (Board Vice Chair) Bruce Brown Thomas Dannenfeldt Jeanette Horan Edward Kozel Elizabeth Nelson Søren Skou Carla Smits-Nusteling 163 220 308 190 165 788 30 299 60 630 86 698 107 860 31 707 78 708 (1) The number of shares or ADSs includes shares and ADSs received as director compensation as well as shares and ADSs acquired through other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included. The following table sets forth the number of shares and ADSs held by the President and CEO and the other members of the Group Leadership Team in office at December 31, 2020 when they held a total of 3 446 939 shares and ADSs in Nokia, which represented approximately 0.06% of our total shares and voting rights excluding shares held by Nokia Group. Name Position in 2020 Shares(1) ADSs(1) Pekka Lundmark Nassib Abou-Khalil Basil Alwan Ricky Corker Barry French Sanjay Goel Bhaskar Gorti Federico Guillén Jenni Lukander Sandra Motley Sri Reddy Raghav Sahgal Gabriela Styf Sjӧman Tommi Uitto Marcus Weldon Stephanie Werner-Dietz Marco Wirén President and CEO Chief Legal Officer Co-president of IP/Optical Networks President of Customer Operations, Americas Chief Marketing Officer President of Global Services President of Nokia Software President of Customer Operations Officer, EMEA & APAC President of Nokia Technologies President of Fixed Networks Co-president of IP/Optical Networks President of Nokia Enterprise Chief Strategy Officer President of Mobile Networks Chief Technology Officer and President of Bell Labs Chief Human Resources Officer Chief Financial Officer 788 850 40 204 206 333 193 021 319 006 130 784 472 273 214 201 9 767 23 092 398 814 245 357 4 000 47 451 77 482 17 304 78 000 81 000 100 000 (1) The number of shares or ADSs includes shares and ADSs received as compensation as well as shares and ADSs acquired through other means. Stock options or other equity awards that are deemed as being beneficially owned under the applicable SEC rules are not included. 64 NOKIA IN 2020

Corporate governance Auditor fees and services Deloitte Oy served as our auditor for the period ending December 31, 2020 and PricewaterhouseCoopers Oy for the period from January 1 to December 31, 2019. The auditor is elected annually by our shareholders at the Annual General Meeting for the financial year commencing next after the election. The Audit Committee of the Board prepares the proposal to the shareholders in respect of the appointment of the auditor based upon its evaluation of the qualifications and independence of the auditor to be proposed for election or re-election on an annual basis. The following table presents fees by type paid to Deloitte’s (2020) and PricewaterhouseCoopers’ (2019) network of firms for the years ended December 31: EURm 2020 2019 (1) Audit fees consist of fees incurred for the annual audit of the Group’s consolidated financial statements and the statutory financial statements of the Group’s subsidiaries. (2) Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Group’s financial statements or that are traditionally performed by the independent auditor, and include consultations concerning financial accounting and reporting standards; advice and assistance in connection with local statutory accounting requirements; due diligence related to mergers and acquisitions; and audit procedures in connection with investigations in the pre-litigation phase and compliance programs. They also include fees billed for other audit services, which are those services that only the independent auditor can reasonably provide, and include the provision of comfort letters and consents in connection with statutory and regulatory filings and the review of documents filed with the SEC and other capital markets or local financial reporting regulatory bodies. (3) Tax fees include fees billed for: (i) services related to tax compliance including preparation and/or review of tax returns, preparation, review and/or filing of various certificates and forms and consultation regarding tax returns and assistance with revenue authority queries; compliance reviews, advice and assistance on other indirect taxes; and transaction cost analysis; (ii) service related to tax audits; (iii) services related to individual compliance (preparation of individual tax returns and registrations for employees (non-executives), assistance with applying visa, residency, work permits and tax status for expatriates); (iv) services related to technical guidance on tax matters; (v) services related to transfer pricing advice and assistance with tax clearances; and (vi) tax consultation and planning (advice on stock-based remuneration, local employer tax laws, social security laws, employment laws and compensation programs and tax implications on short-term international transfers). (4) Other fees include fees billed for company establishments; liquidations; forensic accounting, data security, other consulting services and reference materials and services. NOKIA IN 2020 65 Audit fees(1) Audit-related fees(2) Tax fees(3) All other fees(4) 22.3 0.4 0.6 1.6 22.7 1.2 1.9 – Total 24.9 25.8

Nokia Corporation Remuneration Report 2020

Remuneration Report 2020 Introduction This Remuneration Report of Nokia Corporation (the Report) has been approved by the company’s Board of Directors (the Board) to be presented to the 2021 Annual General Meeting. The resolution of the Annual General Meeting on the Report is advisory. The Report presents the remuneration of the President and CEO and the members of the Board for the financial year 2020 in accordance with the Finnish Decree of the Ministry of Finance 608/2019, the Finnish Corporate Governance Code of 2020 as well as other applicable Finnish laws and regulations. The Annual General Meeting held on May 27, 2020 resolved to support Nokia Corporation’s Remuneration Policy (the Policy) with 86.37% of the votes in favor of the Policy. Both persons who have acted as the President and CEO as well as the members of the Board have been remunerated in accordance with this Policy during the financial year 2020. No temporary or other deviations from the Policy have been made and no clawback provisions have been exercised during the financial year 2020. In 2020 our remuneration structure promoted the company’s long-term financial success by setting the performance criteria for short-and long-term incentives to support the company’s short-and long-term goals, as well through shareholding requirements set for the President and CEO and the Board members. Aligned with Nokia’s pay-for-performance remuneration principle, performance-based compensation was emphasized over fixed base salary. The setting and application of the performance criteria for incentive programs executed the philosophy of pay-for-performance and supported the delivery of the corporate strategy as well as the creation of long-term sustainable shareholder value. The table below compares the development of the remuneration of our Board of Directors, President and CEO, average employee pay and company performance. Aggregate remuneration of the Board of Directors (EUR)(1) President and CEO actual remuneration (EUR) Total Shareholder Return (Rebased to 100 at 31 Dec 2015)(3) Average Salaries and Wages (EUR)(2) Year Revenue (EURm) 2016 2017 2018 2019 2020 2 050 902 2 138 000 2 203 000 2 219 000 2 016 000 9 508 156 6 423 559 4 651 009 3 897 625 3 587 781 61 108 63 461 63 220 61 980 65 787 23 614 23 147 22 563 23 315 21 852 73.29 64.05 85.92 57.48 54.95 (1) Aggregate total remuneration paid to the members of the Board during the financial year as annual fee and meeting fee, as applicable, and as approved by general meetings of shareholders. The value depends on the number of members elected to the Board for each term as well as on the composition of the Board committees and travel required. Meeting fees were introduced in 2016 and the Board’s Technology Committee was established in 2018 after which the Board has had four Committees. (2) Average salaries and wages are reported in the company’s financial statements based on average employee numbers and total salaries and wages. (3) Total shareholder return on last trading day of the previous year. We also present this data graphically: Comparative data (rebased year end 2015 = 100) 200% 150% 100% 50% 0 At year end 2015 2016 2017 2018 2019 2020 Remuneration of the Board of Directors President and CEO actual remuneration Average salaries and wages Revenue Total Shareholder Return While the graph reflects the euro values paid during each financial year, in practice the Board members’ remuneration closely aligns with the performance of the company and the total shareholder return. Approximately 40% of the Board members’ annual fees were paid in Nokia shares purchased from the market on their behalf and the directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board. The rest of the annual fee was paid in cash, most of which is typically used to cover taxes arising from the remuneration. It is the company’s policy that the non-executive members of the Board do not participate in any of the company’s equity programs and do not receive performance shares, restricted shares, or any other equity-based or other variable compensation for their duties as Board members. All members of the Board were non-executive during the financial years 2016-2020. The pay-for-performance remuneration principle applied to the President and CEO as well as the shareholding requirement of the President and CEO and the Board members, as applicable, contribute to an alignment of interests with shareholders, while also promoting and incentivizing decisions that are in the long-term interest of the company. We look forward to our shareholders’ support and confirmation that the Report is aligned with the Remuneration Policy. 01 © 2020 Nokia

Remuneration Report 2020 The President and CEO The following table shows the actual remuneration received by the two persons who have acted as the company’s President and CEO in 2020 and 2019. As our CEO changed in the financial year 2020, both individual and aggregate figures are presented in respect of service as President and CEO for comparison purposes. The long-term incentive payments reflect actual payments in the respective years attributable to the vesting of the 2017 Nokia performance share plan in 2020 (comparative figures show the payment of the 2016 Nokia performance share plan in 2019). 2020 (Combined) 2020 (Lundmark) 2020 (Suri)(2) EUR Pay mix(1) Pay mix(1) Pay mix(1) 2019 Pay mix(1) Salary Short-term incentive(3) Long-term incentive(4) Other compensation(5) 1 301 032 1 518 765 687 740 80 244 37% 43% 20% 541 667 573 068 N/A 14 712 49% 51% N/A 759 365 945 697 687 740 65 512 32% 40% 29% 1 300 000 637 163 1 841 843 118 619 34% 17% 49% Total 3 587 781 1 129 447 2 458 314 3 897 625 (1) Paymix reflects the proportions of base salary, short-term incentive and long-term incentive of total compensation, excluding other compensation. (2) Mr. Suri’s compensation is shown in respect of his service as President and CEO to July 31, 2020. In addition, in respect of his services as an advisor between stepping down as President and CEO on July 31, 2020 and his last day of work on January 1, 2021 he received EUR 540 635 salary, EUR 679 303 bonus and EUR 32 047 in benefits. After his departure, in accordance with his contract, Mr. Suri received payment in lieu of the balance of his notice period of EUR 866 667 in respect of salary, EUR 1 083 333 in respect of bonus and EUR 78 666 in respect of benefits. (3) Short-term incentives represent amounts earned in respect of the financial year, but that are paid in April of the following year. (4) The long-term incentive payment to Mr. Suri represents the vesting of his 2017 performance share award. (5) Other compensation includes for Mr. Suri’s housing equaling EUR 23 804 (2019: EUR 48 049); travel assistance equaling EUR 2 798 (2019: EUR 16 813); tax services equaling EUR 16 350 (2019: EUR 16 826); and other benefits including mobile phone, driver and supplemental medical and disability insurance equaling EUR 22 561 (2019: EUR 36 931). For Mr. Lundmark other compensation includes mobile phone, driver and disability insurance equaling EUR 14 712. Pursuant to Finnish legislation, Nokia is required to make contributions to the Finnish TyEL pension arrangements in respect of the President and CEO. Such payments can be characterized as defined contribution payments. In 2020, payments to the Finnish state pension system equaled EUR 259 952 for Mr. Suri in respect of his service as President and CEO (EUR 353 846 in 2019) and EUR 103 256 for Mr. Lundmark. No supplementary pension arrangements were offered. Hire and 2020 arrangements for Mr. Lundmark Mr. Lundmark was appointed as President and CEO from August 1, 2020, which was a month earlier than initially announced on March 2, 2020. His hire arrangements are summarized below and are in accordance with the Remuneration Policy: Item Action Amount Note Salary Pro-rated from August 1, 2020 EUR 1.3 million per annum, pro-rated In line with Policy and contract Short-term incentive 2020 Paid at actual for 2020 EUR 573 068 In line with Policy and STI plan rules Long-term incentive 2020 Performance share award vests in 2023 subject to TSR performance Target EUR 2.6 million In line with Policy, contract and 2020 LTI plan rules eLTI co-investment arrangement In return for a purchase and continued holding of 2.6m EUR worth of Nokia shares, a 2:1 award of Nokia 2020 performance shares was made. These vest in 2023 subject to TSR performance and continued holding of the purchased shares. Target EUR 5.2 million In line with Policy and eLTI arrangement rules and in common with the arrangement provided to Mr. Suri, Mr. Lundmark was invited to participate in the eLTI co-investment arrangement. This required him to make a substantial personal investment in Nokia shares aligning his personal interests with those of shareholders from the start. Restricted shares Award in recognition of forfeiting previous employer awards. In determining the value of this restricted share award, the Board took due account of the structure, time horizons, value and performance targets of his forfeited awards. Will vest in three equal tranches in 2021, 2022 and 2023. EUR 1.3 million In line with Policy, 2020 restricted share plan rules and in recognition of forfeited awards from Mr. Lundmark’s previous employer. Benefits Pro-rated from August 1, 2020 Standard Finnish benefits plus tax compliance support. No housing or relocation paid. In line with Policy and contract © 2020 Nokia 02

Remuneration Report 2020 Short-term incentive The 2020 short-term incentive framework for the President and CEO was based on three core metrics: revenue, operating profit and free cash flow. Achievement against the 2020 targets was as follows: Metric Weight Target EURm Achievement Revenue Operating profit Free cash flow 20% 40% 40% 23 070 2 234 849 82.23% 74.16% 135.80% Performance against these key financial targets was then multiplied by a business results multiplier (BRM), which acts as a funding factor (based on operating profit) for the short-term incentive plan for most employees, to determine the final payment. The BRM for 2020 was 84%. Accordingly, the short-term incentive of Mr. Lundmark as the President and CEO equaled EUR 573 068 or 84% of the pro-rated target award. Long-term incentives In 2020, Mr. Lundmark was awarded the following equity awards under the Nokia equity program. The performance condition for the 2020 performance shares is based on absolute total shareholder return and the actual achievement will be detailed following the end of the three year performance period. See the more detailed hire arrangements for Mr. Lundmark above for further information. Mr. Suri was not awarded any performance shares or restricted shares under the 2020 long-term incentive plans. Grant date fair value (EUR) Performance share awards(1) Units awarded Grant date Vesting Awarded as regular performance share award Awarded as eLTI performance share award 671 800 1 390 894 1 753 398 4 923 765 November 6, 2020 August 10, 2020 Q4 2023 Q3 2023 Restricted share awards(2) Awarded as recruitment award 352 400 1 471 975 August 10, 2020 Q4 2021, 2022 and 2023 (1) The 2020 performance share plan has a three-year performance period based on absolute total shareholder return. The maximum payout is 200% subject to maximum performance against the performance criterion. Vesting is subject to continued employment. (2) Award in recognition of forfeiting previous employer awards. Vesting of the tranches of the 2020 restricted share award is conditional on continued employment. The restriction period of Mr. Suri’s 2018 performance share award ended on December 31, 2020 and the award vested at 56.82% of target and was worth EUR 1 347 542. In addition, the restriction period for Mr. Suri’s 2018 performance share award, resulting from his 2018 co-investment, also ended on December 31, 2020 at 56.82%, worth EUR 2 288 234. Achievement against the 2018 targets was: Performance Share Award 2018 Units awarded Target Achievement Units vesting 2018 annual award 2018 eLTI matching performance share award 677 600 1 150 618 market share, earnings per share, free cash flow market share, earnings per share, free cash flow 56.82% 56.82% 385 012 653 781 Share ownership Our share ownership policy requires that the President and CEO holds a minimum of three times his or her base salary in Nokia shares in order to ensure alignment with shareholder interests over the long term. This requirement was met by Mr. Suri. Mr. Lundmark is within the five year time limit to achieve this shareholding and has made a significant investment in Nokia shares. Mr. Lundmark Units Value(1) (EUR) Beneficially owned shares as of December 31, 2020 Unvested shares under outstanding Nokia equity plans(2) 788 850 2 415 094 2 484 878 7 607 546 Total 3 203 944 10 092 424 (1) The values are based on the closing price of a Nokia share of EUR 3.15 on Nasdaq Helsinki on December 31, 2020. (2) The number of units represents the number of unvested awards as of December 31, 2020. 03 © 2020 Nokia

Remuneration Report 2020 Mr. Lundmark’s termination provisions are as follows: Termination by Reason Notice Compensation Nokia Cause None The President and CEO is entitled to no additional compensation and all unvested equity awards would be forfeited after termination. Nokia Reasons other than cause Up to 12 months The President and CEO is entitled to a severance payment equaling up to 12 months of compensation (including annual base salary, benefits, and target incentive) and unvested equity awards would be forfeited after termination. President and CEO Any reason 12 months The President and CEO may terminate his service agreement at any time with 12 months’ prior notice. The President and CEO would either continue to receive salary and benefits during the notice period or, at Nokia’s discretion, a lump sum of equivalent value. Additionally, the President and CEO would be entitled to any short or long-term incentives that would normally vest during the notice period. Any unvested equity awards would be forfeited after termination. President and CEO Nokia’s material breach of the service agreement Up to 12 months In the event that the President and CEO terminates his service agreement based on a final arbitration award demonstrating Nokia’s material breach of the service agreement, he is entitled to a severance payment equaling up to 12 months of compensation (including annual base salary, benefits and target incentive). Any unvested equity awards would be forfeited after termination. The President and CEO is subject to a 12-month non-competition and non-solicit obligation that applies after the termination of the service agreement or the date when he is released from his obligations and responsibilities, whichever occurs earlier. Board of Directors The shareholders resolve annually on director remuneration based on a proposal made by the Board of Directors on the recommendation of the Board’s Corporate Governance and Nomination Committee. At the Annual General Meeting held on May 27, 2020, Risto Siilasmaa and Olivier Piou stepped down from the Board and the Annual General Meeting resolved to elect nine members to the Board. The following Board members were re-elected for a term ending at the close of the Annual General Meeting 2021: Sari Baldauf, Bruce Brown, Jeanette Horan, Edward Kozel, Elizabeth Nelson, Søren Skou, Carla Smits-Nusteling and Kari Stadigh. Thomas Dannenfeldt was elected as a new member of the Board for the same term. The aggregate amount of compensation paid to Board members in 2020 equaled EUR 2 016 000 of which EUR 1 885 000 consisted of annual fees and the rest of meeting fees. In accordance with the resolution by the Annual General Meeting 2020, approximately 40% of the annual fee from Board and Board Committee work was paid in Nokia shares purchased from the market on behalf of the Board members following the Annual General Meeting. The directors shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board. The rest of the annual fee was paid in cash, most of which is typically used to cover taxes arising from the remuneration. All meeting fees were paid in cash. It is the company’s policy that the non-executive members of the Board do not participate in any of the company’s equity programs and do not receive performance shares, restricted shares, or any other equity-based or other variable compensation for their duties as Board members. No such variable compensation was paid since all persons acting as Board members during the financial year 2020 were non-executive. The following table outlines the total annual compensation paid in 2020 to the members of the Board for their services, as resolved by the shareholders at the Annual General Meeting. 60% of annual fees and all meeting fees paid in cash (EUR) Total remuneration paid (EUR) 40% of annual fees paid in shares (EUR) Number of Shares Approximately 40% of the annual fee Annual fee (EUR) Meeting fees (EUR)(1) Sari Baldauf (Board Chair)(2) Kari Stadigh (Board Vice Chair) Bruce Brown Thomas Dannenfeldt (from May 27, 2020) Jeanette Horan Edward Kozel Elizabeth Nelson Olivier Piou (until May 27, 2020)(3) Risto Siilasmaa (until May 27, 2020)(3) Søren Skou Carla Smits-Nusteling 440 000 185 000 190 000 175 000 175 000 195 000 175 000 – – 160 000 190 000 5 000 11 000 22 000 – 20 000 17 000 17 000 11 000 – 11 000 17 000 445 000 196 000 212 000 175 000 195 000 212 000 192 000 11 000 176 000 74 000 76 000 70 000 70 000 78 000 70 000 – – 64 000 76 000 269 000 122 000 136 000 105 000 125 000 134 000 122 000 11 000 – 107 000 131 000 48 523 20 401 20 953 19 299 19 299 21 504 19 299 – – 17 644 20 953 171 000 207 000 Total 1 885 000 131 000 2 016 000 754 000 1 262 000 207 875 (1) Meeting fees include all meeting fees paid for the term that ended at the Annual General Meeting held on May 27, 2020 and meeting fees accrued and paid in 2020 for the term that began at the same meeting. (2) Meeting fee paid for the term that ended at the Annual General Meeting on May 27, 2020. Sari Baldauf was elected Chair of the Board on May 27, 2020. Meeting fees are not paid to the Chair of the Board. (3) Stepped down at the Annual General Meeting on May 27, 2020 and thus did not receive any annual fee in 2020. © 2020 Nokia 04

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2021	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate